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04024540

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citic Pacific

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 26 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5232 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 4/26/04

ARLS
12-31-03

CITIC PACIFIC
中信泰富

Annual Report
年報
2003



業務概覽

中信泰富側重於發展在中國大陸和香港兩地的基礎建設業務，包括發電、信息業、航空及基礎設施。另外，公司亦投資於汽車和消費品的批發及分銷，物業及工業製造。

中信泰富立足香港，對中國市場具有獨到的認識及豐富的經驗。公司業務質素良好，利潤及現金流量穩定。現有業務中有許多並具增長潛力。集團的財務結購合理，且在公司管治方面有優良的傳統。

Business at a Glance

CITIC Pacific's primary focus is on providing basic infrastructure – power generation, communications, aviation and civil infrastructure – in Hong Kong and mainland China. They are complemented by the distribution of motor vehicles and consumer products, property and industrial manufacturing.

Based in Hong Kong with a deep knowledge of China, CITIC Pacific consists of sound businesses that produce good cash flows, many of which have the potential to grow. Our finance is well-structured and we have a tradition of operating with excellent standards of corporate governance.

Trust, Reliability and Confidence.

基礎建設 Infrastructure

發電 中信泰富在中國大陸興建、擁有並經營發電廠。現集團擁有權益之電廠總裝機容量為710萬千瓦，另有252萬千瓦正在興建中。

Power Generation CITIC Pacific builds, owns and operates power plants in mainland China. Current total installed capacity in the power stations we have an interest is 7,100MW and another 2,520MW is under construction.

信息業 中信泰富亦操作中國最大的遊戲寄存平台之一；與同中華全國體育總會和中國奧委會聯盟透過電子商務平台共同推廣體育活動。中信電訊1616在亞洲長途電話批發市場上佔有領先地位；CPCNet為客戶在大中華地區提供數據服務；中信國安在中國大陸經營有線電視網絡；澳門電訊為澳門的首選電訊供應商。

Communications CITIC Pacific runs one of the largest game hosting platforms in China and with the All-China Sports Federation and the Chinese Olympic Committee promotes sports through e-platforms. CITIC Telecom 1616 is the leading IDD wholesaler in Asia, CPCNet offers data services to customers throughout Greater China, CITIC Guoan operates cable TV networks in mainland China and CTM is Macau's communications provider of choice.

航空 通過國泰航空、港龍航空、香港空運貨站及中國國際貨運航空，中信泰富在香港的航空業舉足輕重。

Aviation CITIC Pacific is a key participant in the aviation sector through Cathay Pacific Airways, Hong Kong Dragon Airlines, air cargo provider HACTL and Air China Cargo.

基礎設施 中信泰富擁有或參與管理香港三條過海隧道，此三條隧道是連接港島及九龍之重要設施。

Civil Infrastructure CITIC Pacific is either an owner or involved in the management of all three of Hong Kong harbour crossings – vital facilities that connect Hong Kong Island to Kowloon.

銷售及分銷 Marketing and Distribution

大昌行及慎昌為香港及中國其他地方的居民提供各款汽車、消費品及食品、名牌食品、家庭用品及保健產品的銷售及分銷服務。

Dah Chong Hong and Sims Trading serve the people of Hong Kong and other parts of China by distributing an array of motor vehicles, consumer and food commodities, and branded food, household and healthcare products.

物業 Property

中信泰富單獨或與其他夥伴合作發展、管理及擁有物業，包括香港的中信大廈、又一城和愉景灣，以及上海的老西門新苑、中信泰富廣場及華山公寓。

Alone or with partners, CITIC Pacific develops, manages and owns properties including Hong Kong's CITIC Tower, Festival Walk, Discovery Bay, and Shanghai's New Westgate Garden, CITIC Square and Royal Pavilion.

工業製造 Industrial Manufacturing

江陰鋼廠在中國特鋼生產領域佔領先地位，產品為軸承鋼及齒輪鋼等。無錫華達電機為國內及歐洲市場生產電機。

Jiangyin steel plant is one of China's leading manufacturer of specialty steels such as bearing and gear steels. Wuxi Huada Motors produces electrical motors for the domestic and European markets.

其他業務 Other Businesses

中信資本市場控股、研發生物製藥及遙距學習均為中信泰富集團旗下正在發展中的業務。

CITIC Capital Markets Holdings, bio-pharmaceutical research and distance learning are all developing businesses of the CITIC Pacific Group.

財務概要
Financial Highlights

以港幣百萬元計算	in HK$ million	2003	2002
股東應佔溢利	**Profit Attributable to Shareholders**	**1,305**	3,875
主要業務對公司之溢利貢獻	**Major Businesses' Contribution**		
發電	Power Generation	**229**	245
信息業	Communications	**234**	553
航空	Aviation	**421**	1,263
基礎設施	Civil Infrastructure	**635**	1,238
銷售及分銷	Marketing & Distribution	**264**	227
物業	Property	**508**	894
工業製造	Industrial Manufacturing	**178**	126
投資物業重估	*Investment Properties Revaluation*	***(587)***	–
所有業務之現金貢獻	**Cash Contributed from all Businesses**	**2,451**	5,426
資金運用	**Capital Employed**	**49,354**	51,805
股東資金	**Shareholder's Funds**	**38,826**	42,538
負債淨額	**Net Debt**	**5,017**	6,722
尚未提用之信貸	**Undrawn Loan Facilities**	**6,368**	9,300

以港幣元計算	in HK$		
每股盈利	**Earnings per Share**	**0.60**	1.77
每股股息	**Dividends per Share**		
普通	Regular	**1.00**	1.00
特別	Special	**–**	1.00
員工數目	**Staff**	**12,174**	11,643

詞彙定義請參閱第159頁 *Please see page 159 for definition of terms used*

主席致股東報告
Chairman's Letter to Shareholders

中信泰富二零零三年之淨溢利為港幣十三億五百萬元，較二零零二年之港幣三十八億七千五百萬元下跌66%。下跌原因為上海三橋兩隧售出後收入取消，航空溢利下跌及集團為投資物業之價值撥備港幣五億八千七百萬元。值得欣慰的是，受非典型肺炎影響之業務能得以迅速恢復。就此有關之詳細分析可參閱本年報「業務回顧」及「財政回顧」等章節。董事會建議向股東派發末期股息每股港幣0.7元，與二零零二年相同。

發電

發電是中信泰富多年來之主要業務。二零零三年為集團帶來以下良好商機：

位於江蘇省無錫市之**利港電廠**，是集團發電業務之旗艦。二零零三年第三期兩台60萬千瓦機組基建已動工，並將於二零零六年投產。第四期兩台60萬千瓦機組計劃於二零零七年投產。此兩期之設備訂貨已獲落實。中信泰富近期內收購了利港電廠第一及第二期9%之權益，將持股量增至65%。而在第三期和第四期的權益亦增至73%。

此外，中信泰富在**無錫市**興建一座裝機容量達70萬千瓦之**抽水蓄能電站**之申請正在審批中。

於今年一月，集團成為**北方聯合電力公司**(「北方電力」)股東之一，擁有20%股權。北方電力於內蒙古現擁有權益總裝機容量431萬千瓦。二零零四年計劃新增權益容量為92萬千瓦。其他合資夥伴分別為內蒙古電力投資公司、中國華能集團和神華集團。內蒙古擁有豐富的煤礦蘊藏，是興建發電廠理想之地，除了能滿足自治區內用電需求，亦可通過電網向華北及東北地區輸電。北方電力在未來數年內將繼續興建新發電設施，發展為中國內地大型發電集團之一。

CITIC Pacific's net profit for 2003 was HK$1,305 million, a decrease of 66% compared with the HK$3,875 million in 2002. This decline is due to the loss of income from the three bridges and two tunnels in Shanghai, which were sold, a decrease in aviation's contribution, and a HK$587 million provision against the value of investment properties. Fortunately the SARS affected businesses recovered quickly, and a detailed analysis of their performance can be found in the Business and Financial Review sections of this report. The Board recommends maintaining the final dividend at the same level as 2002 of HK$0.7 per share.

Power

A key business of CITIC Pacific is the generation of electric power, and 2003 has provided CITIC Pacific with the following excellent opportunities:

The **Ligang Power Station** in Wuxi, Jiangsu Province is the flagship of our Company's power business. Construction of its third 2x600MW phase began in 2003 and operation is planned for 2006. The fourth phase, also 2x600MW, is expected to be operational in 2007. Equipment for both phases has already been ordered. CITIC Pacific recently acquired an additional 9% of the Ligang Power Station Phases I and II and now owns 65%. Our shareholding in Phases III and IV will be higher at 73%.

Also in **Wuxi**, an application to build a **Pumped Storage** facility with a capacity of 700MW is being considered by the relevant authorities.

In January 2004 we became a 20% owner of the **North United Power Corporation**, which has an attributable generating capacity of 4,310MW, all in Inner Mongolia. Another 920MW of attributable capacity is being planned for 2004. North United Power Corporation is now a partnership between Inner Mongolia Electric Co. and two other major power companies China Huaneng Group and Shenhua Group. Inner Mongolia has substantial coal deposits making it an ideal location for power generation, both for the requirements in the autonomous region, and to supply electricity to North and Northeast China through the grid.
In coming years North United Power will continue to build additional capacity with the aim of becoming one of the largest power generation companies in mainland China.

中國大陸不但現在電力供不應求，隨著經濟的繁榮，長遠的用電需求會不斷增加。因此，中信泰富深信集團進一步擴展電力投資的前景是廣闊的。

信息業

於十一月，中信泰富與中華全國體育總會及中國奧會建立了為期二十年之獨家合作關係，共同開發、經營及管理以「中國數碼體育互動平台」為品牌之寬頻電子體育互動平台。現已開通三個網站，包括：*sport.org.cn*，提供準確及具權威之體育報道；*olympic.cn*，為中國奧會官方網站，具備中英文兩個版本；*sport.cn*，整合了四個現有網站，包括中體在線網、電子競技網、體彩中心網及體育用品展銷網。現時獲得國家體育總局「官方」確認的體育專案達九十九個之多，在全國各地廣受歡迎，因此，通過上述合營專案，中信泰富在此領域將育有無限商機。

二零零三年，中信泰富在信息數據與電子商務方面取得進展，建立了電子商務平台並在全中國推出了效益明顯的在線互聯網遊戲產品，目前已吸引了超過一千萬用戶，同時在線人數最高達二十一萬人。由於該系統運作理想，集團計劃在二零零四年推出更多產品。

中信電訊1616二零零三年由於邊際利潤受壓導致溢利減少。但邊際利潤已見穩定，該公司乃亞洲長途電話批發市場最大供應商，優勢將於未來數年顯現。

鋼鐵

過去十年來，中信泰富在生產特鋼方面取得成功，產品包括軸承鋼、齒輪鋼及汽車用之彈簧鋼。鋼鐵產量在二零零三年創下一百七十萬噸的新紀錄，其中出口佔十四萬五千噸。**江陰興澄**之軸承鋼產量為全中國之冠。公司計劃與住友金屬小倉合作，將再擴建一條年產為一百萬噸的生產線。在此成功經驗基礎上，中信泰富於二零零四年二月簽訂了一份收購位於湖北省黃石市**大冶特鋼**95%權益之協定。

Mainland China is short of power both today and in the long run as prosperity will continue to increase, so CITIC Pacific is confident that there will be opportunities to expand our power generation business in the coming years.

Communications

In November CITIC Pacific established a 20-year exclusive cooperative relationship with the All-China Sports Federation and the Chinese Olympic Committee to develop, operate and maintain an interactive platform for broadband digital sports using the brand Chinese Interactive Sports. Three websites are in operation: *sport.org.cn* providing accurate and authoritative sports reports; *olympic.cn* the official site of the Chinese Olympic Committee presented in English and Chinese, and *sport.cn* which integrates four existing sites: China Sports on-line, China E-Sports, China Sports Lottery and On-line Sports Goods. The China Sports Federation lists 99 'official' sports, and interest in them is intense throughout mainland China, so the opportunities presented to CITIC Pacific through these ventures are immense.

During 2003, steps have been taken to develop data and e-commerce platforms, and a profitable on-line internet game has been marketed throughout mainland China which attracted over 10 million subscribers, and on occasions up to 210,000 simultaneous players. Having proved the operational aspects of the system, more products will be launched in 2004.

CITIC 1616's profit was reduced in 2003 as margins came under pressure, but margins have now stabilised, and the advantage of being Asia's largest IDD wholesaler will be seen in the coming years.

Steel

Over the last 10 years, CITIC Pacific has developed a very successful business manufacturing steel for specialised uses such as ball bearings, gears and automobile springs. In 2003, a record 1.7 million tonnes was produced, of which 145,000 tonnes was exported. **Jiangyin Xing Cheng** has the highest production of bearing steel in mainland China. In partnership with Sumitomo Metals, a one million tonne expansion will begin shortly. Building on this experience, in February 2004 CITIC Pacific entered into an agreement to purchase 95% of the **Daye Special Steel Mill**

大冶特鋼二零零三年鋼產量為一百三十萬噸，並計劃在二零零四年將產量增加至二百萬噸。二零零四年一月，中信泰富通過收購江陰興澄特殊鋼廠合資夥伴之權益，將股權增至79%。我們計劃重組及拓展集團在鋼鐵業務之權益，旨在中國特鋼領域居領先地位。

物業

位於上海之**老西門新苑**住宅項目第一期預計在二零零四年內開始預售，二零零五年/二零零六年竣工。此外中信泰富還在上海浦東機場附近擁有一幅面積約四百七十萬平方英尺之土地預作物流項目開發。集團位於上海之**中信泰富廣場**及**華山公寓**出租情況良好。同時，集團現正就數個其他地區的地產項目與有關方面進行磋商。我們深信，中國經濟的增長，將不斷為集團於內地之物業發展領域帶來商機。

航空

國泰航空及**港龍航空**在二零零三年上半年經歷了一段困難時期，但在二零零四年初已創出載客人數歷史新高。國泰航空與港龍航空的成功，有賴於中國內地經濟之健康發展，內地訪港旅客人數不斷上升。由於整體市場不斷擴大，兩家航空公司佳績可期。中信泰富與**中國國際航空貨運**合作之合資企業已於二零零四年一月正式運作，隨著中國經濟活動日趨頻繁，該合資企業必定受惠。

環境保護

集團之合資企業獲上海市政府授予**老港生活垃圾衛生填埋場四期工程**之特許經營權，使廢物處理業務成功地從香港拓展至上海。鑒於中國城市之環境保護意識日見增強，此方面的業務機會將愈來愈多。

at Huangshi, Hubei Province which in 2003 manufactured 1.3 million tonnes of specialty steel, and plans 2 million tonnes in 2004. In January 2004 CITIC Pacific increased its ownership in its existing Jiangyin Special Steel Plant to 79% by purchasing shares from our partner. We plan to reorganise and expand our enlarged steel interests and become the market leader in specialty steel in mainland China.

Property

The 1st phase of the **New Westgate Garden** residential development in Shanghai is targeting for pre-sale in 2004, and completion 2005/2006. We also own a parcel of land with a site area of about 4.7million sq. feet near the Shanghai Pudong airport for future development for logistics purposes. Our investment properties of **CITIC Square** and **Royal Pavilion** are doing well. A number of other development opportunities in different locations are under negotiation, and we are confident of the continued opportunities that the growth of the Chinese economy will present in the property sector.

Aviation

Both **Cathay Pacific** and **Dragonair** had a difficult time in the first half of 2003, but by early 2004 record numbers of passengers were being carried. Cathay Pacific and Dragonair's success depends on a healthy economy in China delivering more passengers from the mainland China, and in this expanding market both airlines should do well. CITIC Pacific's joint venture with **Air China Cargo** officially began operation in January 2004, and we are confident that it will benefit from the increasing economic activities in mainland China.

Environmental

A major breakthrough was made in extending our waste treatment businesses in Hong Kong to Shanghai when the Shanghai government awarded our joint venture the contract to design, construct, operate and maintain the **Phase 4 of Laogang Municipal Waste Landfill**. There should be many more such opportunities in the future as Chinese cities focus on environmental issues.

銷售及分銷

大昌行及**慎昌**表現良好。雖然香港業績並不理想，但中國內地業務成績突出，從而使整體業績有所上升。大昌行及慎昌將繼續有系統地擴展遍佈中國各地之業務、開拓市場、建立銷售網路、將經營設施現代化，同時將建立完善的內部監控管理系統。

資本市場

中信資本市場於去年表現突出並在首年內取得盈利，亦在短時間內在資產管理及投資銀行業務方面建立了良好聲譽。

前景

中國內地經濟持續增長，造就無限商機。中信泰富將積極把握機會將業務拓展至全中國。中信泰富之主要目標乃增加股東價值，本人深信，新開項目加上擁有穩定盈利之現有業務將互相配合，此一目標定可實現。我們將繼續側重發展集團具有專長之領域──發電、信息業、特種鋼鐵業、航空、以及物業及貿易。

中信泰富財務狀況穩健、負債比率低、現金及尚未提用信貸額充足，集團具備足夠資源擴展業務。

在此，本人謹代表所有董事答謝往來銀行及投資者對集團的大力支援，並感謝中信泰富、其子公司及聯營公司全體員工在過去一年作出的不懈努力。大家為中信泰富及其未來作出之承諾，是集團成功之基石。

榮智健
主席
香港，二零零四年三月十八日

Marketing and Distribution

Dah Chong Hong and **Sims Trading** had good results even though the business in Hong Kong was disappointing, this was more than offset by the performance in other parts of mainland China. Throughout mainland China, both DCH and Sims will continue their systematic expansion building markets and sales networks and modernising operating facilities while building sophisticated control systems alongside.

Capital Markets

CITIC Capital Markets had an exceptional and profitable year in its first full year of operation, and has established a fine reputation in asset management and investment banking in a very short time.

Our Future

CITIC Pacific is taking new opportunities to expand through mainland China where we expect continued economic growth to create more opportunities in the future. CITIC Pacific's overriding objective is to increase shareholder value, and I am confident that the new projects, in combination with the stable and profitable current businesses, will do so. We will remain focused mainly in areas of greatest expertise - power generation, communications, special steel manufacturing, aviation, property and trading.

CITIC Pacific is financially robust with low leverage and ample cash and unused financial facilities, giving sufficient resources to execute our expansion plans.

On behalf of all the directors, I would like to thank our bankers and investors for their continued support; and to thank the staff of CITIC Pacific and its subsidiaries and associates who have worked so hard in the last year. Their commitment to CITIC Pacific and its future is the basis of our success.

Larry Yung Chi Kin
Chairman
Hong Kong, 18 March 2004

業務回顧
Business Review

公司架構
Corporate Structure



中信泰富
CITIC Pacific
基礎建設
Infrastructure
發電
Power
信息業
Communications
航空
Aviation
基礎設施
Civil Infrastructure
環境保護
Environmental
銷售及分銷
Marketing & Distribution
大昌行
Dah Chong Hong
100%
慎昌
Sims Trading
100%
物業
Property
投資物業
Investment Properties
發展項目
Development Properties
工業製造
Industrial Manufacturing
江陰鋼廠
Jiangyin Steel Mills
79%
無錫華達電機
Wuxi Huada Motors
55%
其他
Others
中信資本市場
CITIC Capital Markets
50%
上海中信國健藥業
Shanghai CP Guojian Pharmaceutical
51%
中信亞特斯
CP Adaltis
50%

基礎建設
Infrastructure

發電 Power

以港幣百萬元計算	*in HK$ million*	**2003**	2002
溢利貢獻	Contribution	**229**	245
佔總溢利貢獻比例	Proportion of total contribution	**9%**	5%
淨資產	Net assets	**1,508**	1,449
資本開支	Capital expenditure	**144**	120

發電廠中國分佈圖 Power Stations in Mainland China


吉林 Jilin
60% / 200MW
北方聯合電力
North United Power
20% / 4,310MW
呼和浩特 Hohhot
35% / 400MW
威海 Weihai
49% / 36MW
壽光 Shouguang
49% / 24MW
開封 Kaifeng
50% / 125MW
鄭州 Zhengzhou
50% / 600MW
★ 50% / 400MW
利港 Ligang
65% / 1,400MW
★ 73% / 1,200MW
% 中信泰富權益 CITIC Pacific Ownership
MW 裝機容量 Capacity
★ 在建設中 Under Construction

中信泰富的電力專業隊伍積極參與電廠建設的各方面工作，從尋找投資機會到督導電廠的興建工程及實際經營管理電廠。

由於電力需求的增長及新增機組的投產，集團二零零三年發電量比前一年增長20%，達168.47億千瓦時。利潤較二零零二年有

CITIC Pacific's team of power professionals are actively involved in every aspect of power stations, from identifying new investment opportunities, supervising the construction to actively managing the operation of the plants.

In 2003, increased demand for electricity and the operation of newly completed units contributed to an increase of 20% in total electricity

所下降，主要是因為吉林熱電廠零三年剛投產，電價不到位而出現虧損。另外，有些電廠特別是利港電廠，利潤入賬的時間差也是原因之一。

generated, which reached 16,847 million kwh. However, profits were lower than that of 2002 primarily because during its first year of operation, the tariff at Jilin plant was low, resulting in a loss. The timing of dividend payments from some plants, in particular Ligang, is also a factor.

各電廠的發電和供熱情況 Electricity and heat generated by all power plants

	電廠形式 Type	裝機容量（兆瓦） Installed Capacity (MW)	發電量 Electricity Generated 2003 (M Kwh)	2002 (M Kwh)	變化 change %	供熱量 Heat Generated 2003 (KGJ)	2002 (KGJ)	變化 change %
利港 Ligang	燃煤機組 Coal fired	1,400	**8,944**	8,505	5	**–**	–	–
開封 Kaifeng	燃煤機組 Coal fired	125	**696**	679	3	**–**	–	–
鄭州 Zhengzhou	熱電聯產 Co-generation	600	**3,232**	3,085	5	**5,944**	5,380	10
內蒙豐泰 Hohhot	熱電聯產 Co-generation	400	**2,638**	1,492	77	**883**	*	*
吉林 Jilin	熱電聯產 Co-generation	200	**965**	*	*	**243**	*	*
威海 Weihai	熱電聯產 Co-generation	36	**174**	85	105	**2,575**	2,380	8
壽光 Shouguang	熱電聯產 Co-generation	24	**201**	200	0.5	**1.4百萬噸 1.4m tonnes**	1.2百萬噸 1.2m tonnes	17

* *未投產 not in operation*

中信泰富參與的電廠總裝機容量及權益容量
CITIC Pacific's Total and Attributable Installed Capacity



兆瓦 MW
12,000
10,000
8,000
6,000
4,000
2,000
0
93
94
95
96
97
98
99
00
01
02
03
04
05
06

總裝機容量 Total Installed Capacity
權益裝機容量 Attributable Capacity
計劃總裝機容量 Planned Total Installed Capacity
計劃權益裝機容量 Planned Attributable Capacity

中信泰富始終認為發電是集團業務發展的重點，這有賴於我們對中國發電業多年的經驗、技術及知識積累。隨著中國經濟的發展和人民生活水平的提高，電力的需求和消費將持續增長。目前中國是世界上經濟增長率最高的國家之一，但其人均裝機容量和人均耗電量還比較低。中國正在進行的電力行業改革，給像中信泰富這樣的獨立發電公司提供了許多機會。集團在拓展電力業務方面取得了顯著的進展。

二零零三年五月，國務院批准了利港電廠三期工程項目。利港位於江蘇省，是目前中國效益最好的電廠之一。江蘇省是國內發展最快的省份之一，其二零零三年的用電量較二零零二年增長了21%。**利港電廠三期**工程兩台60萬千瓦機組的基建已開始，預計將於二零零六年投入商業運行。此項目取得了人民幣38億元期限為二十年的項目融資，佔總投資的75%。第四期兩台60萬千瓦機組預定於二零零七年投產。這兩期之設備訂貨已獲落實。於十月，中信泰富與北京的中國中信集團公司達成利港電廠9%的股權轉讓協定，使中信泰富在利港一、二期的股權增加至65%，而三、四期則為73%。

鄭州電廠三期40萬千瓦（2x20萬千瓦）的擴建也在二零零三年獲得政府批准，目前基建正在進行中，預計於二零零六年投產。

Power generation is an important area of expansion for CITIC Pacific, based on years of experience, expertise and knowledge of the Chinese power industry. As the Chinese economy develops and peoples' standard of living rises, electricity demand and consumption will continue to grow. Currently, mainland China's economic growth rate is among one of the highest in the world, yet its per capita installed capacity and electricity consumption per capita is low. The ongoing reform in the power industry in mainland China has presented many attractive opportunities for independent power producers such as CITIC Pacific and significant progress has been made in expanding our power portfolio.

In May 2003, the State Council approved the 3rd phase of the Ligang power station, now one of the most efficient in China. Ligang is located in Jiangsu Province, one of the fastest growing provinces in mainland China where consumption of electricity grew by 21% compared with 2002. Construction of **Ligang 3rd phase**, which consists of two 600MW units, is currently underway, and commercial operation is expected in 2006. An RMB3.8 billion 20-year project finance loan has been arranged for this 3rd phase, which represents 75% of the total investment. Phase 4 of another two 600MW units is scheduled for completion in 2007. Equipment has been ordered for both phases. In October, CITIC Pacific reached an agreement with the CITIC Group in Beijing to acquire an additional 9% stake in Ligang Power Station, increasing its holding in Ligang Phase I and II to 65% and 73% in Phase III and IV.

The expansion of the **Zhengzhou** plant, a **3rd phase** 400MW (2x200MW), was also approved in 2003. Construction is progressing as planned and commissioning is expected in 2006.

發電量
Electricity Generated



百萬 Kwh
in million Kwh
20,000
15,000
10,000
5,000
0
93
94
95
96
97
98
99
00
01
02
03

二零零四年一月，中信泰富與內蒙古電力投資集團、中國華能集團、神華集團下屬的北京國華電力一起組建了**北方聯合電力公司**，共同開發內蒙古的發電市場。合資公司旨在利用內蒙古自治區豐富的煤炭資源將北方聯合電力公司建設成國內高效、一流的發電公司之一。今後將通過電網向內蒙古、北京、華北及東北地區輸送電力。北方聯合電力公司目前在運行的電廠之權益裝機容量為431萬千瓦，另有92萬千瓦有望在二零零四年投產。公司還計劃在內蒙古擴大其電力生產。北方聯合電力公司的註冊資本為人民幣100億元，作為擁有20%權益之股東，中信泰富以現金及內蒙豐泰電廠20%的股權注資。北方聯合電力公司已於二零零四年一月開始運營。

於二零零三年十一月，中信泰富與無錫市地方電力公司組建了合資公司，共同建設位於江蘇省無錫市一70萬千瓦之**馬山抽水蓄能電站**，此項目正在審批中。目前，江蘇省電量的峰谷差很大，由於抽水蓄能電站用低谷電量來填補高峰之高用電量，非常適合補償峰谷差。馬山緊鄰太湖，太湖可以給電站提供所需水源。

由於集團所有的電廠都是燃煤機組，保證煤炭的充足供應、控制煤炭成本以及確保煤炭運輸的順暢都至關重要。集團的電力專業人員及各電廠的管理層都非常注重做好煤炭採購及運輸工作。中信泰富正積極探討在擁有豐富煤炭資源的省份建造緊鄰大型煤礦的電廠之可行性。

In January 2004, CITIC Pacific, together with Inner Mongolia Power Investment Corporation, China Huaneng Group and Beijing Guohua Power of the Shenhua Group, formed **North United Power Corporation,** to jointly develop the power generation business in Inner Mongolia. The joint venture aims to utilise the abundance of coal in this autonomous region to build North United Power into one of the most efficient and first rate power companies in mainland China, and to supply electricity to Inner Mongolia and through the grid to Beijing, North and Northeast China. North United Power's operating power plants currently have attributable installed capacity of 4,310MW. An additional attributable capacity of 920MW is expected to become operational in 2004. The Company has plans to expand its power production in Inner Mongolia in the future. The joint venture's registered capital is RMB10 billion. CITIC Pacific, a 20% partner in North United Power, will contribute cash and a 20% holding in Hohhot power plant. North United Power officially began operation in January 2004.

In November 2003, CITIC Pacific entered into a joint venture agreement with Wuxi Power to build a 700MW **pumped storage hydraulic power plant in Ma Shan,** Wuxi City in Jiangsu Province. Application for this project is being reviewed by the relevant authorities. Currently there exists a huge difference between electricity demand for the peak and non-peak time in Jiangsu Province. A pumped storage power station will capture this demand difference as it uses off-peak electricity to provide peak power. Ma Shan is next to Tai Lake, which will provide the water supply necessary for such a power plant.

As all of our power plants are coal fired, ensuring sufficient supply of coal, managing coal costs and transporting coal efficiently is of great importance and our power team is skilled at this task. CITIC Pacific is actively studying the possibility of building power stations next to existing large coalmines in provinces with abundant coal supplies.

信息業

Communications

		地點	Location	擁有權 Ownership
中信電訊1616	CITIC Telecom 1616	香港	Hong Kong	100%
CPCNet	CPCNet	香港	Hong Kong	100%
中信國安	CITIC Guoan	北京	Beijing	50%
澳門電訊	CTM (Macau Telecom)	澳門	Macau	20%

以港幣百萬元計算	*in HK$ million*	**2003**	2002
營業額	Turnover	**1,590**	2,887
溢利貢獻	Contribution	**234**	553
佔總溢利貢獻比例	Proportion of total contribution	**9%**	12%
淨資產	Net assets	**2,384**	2,260
資本開支	Capital expenditure	**185**	216

電子商貿

中信泰富之信息業務重點放在提供增值服務上。通過商業夥伴及集團公司內部資源，中信泰富開發並推廣了多個電子商務項目。於二零零三年十一月，中信泰富與「中華全國體育總會」及「中國奧委會」建立了為期二十年之獨家聯盟，合作推廣與體育及其相關的商務，特別是二零零八年的奧林匹克運動會。在「中國數位體育互動平台」上，通過先進的IT技術，設立了三個旗艦網站——*Olympic.cn*, *Sport.org.cn*及*Sports.cn*。現時獲得中華全國體育總會官方確認的體育專案達九十九個之多，在全國各地廣受歡迎。因此，中信泰富在此領域將育有無限商機。

中信泰富亦操作中國最大的遊戲寄存平台之一，目前盈利良好的互連網遊戲「傳奇」在全國推廣後已吸引了超過一千萬人數，同一時間上網之人數大約有二十萬人。中信泰富計劃與世界各地之遊戲開發商密切合作，繼續收集適合中國市場的遊戲。

E-Commerce

The focus of CITIC Pacific's communications business is on providing value-added services. Working through partners and group entities, a number of e-commerce initiatives and products were launched. In November 2003, CITIC Pacific, together with the All-China Sports Federation and the Chinese Olympic Committee, formed a 20-year exclusive alliance to promote sports and sports related commerce, in particular the 2008 Olympics. On the related 'China Interactive Sports' platform, leveraging on advanced, integrated IT technologies, three flagship websites – *Olympic.cn, Sport.org.cn* and *Sports.cn* – were built. The All-China Sports Federation lists 99 official sports and there is intense interest in them throughout mainland China, which presents tremendous opportunities for CITIC Pacific.

CITIC Pacific is also running one of the largest game hosting platforms in China. Currently, a profitable internet game 'Legend of Mir 3' has been marketed throughout mainland China that attracted over 10 million subscribers with an average of approximately 200,000 concurrent users. CITIC Pacific plans to work closely with game developers throughout the world to continue to source games that can be catered to the Chinese market.

中信電訊1616

中信電訊1616 (www.citic1616.com)在亞洲長途電話批發市場佔領先地位。現為80多個國家超過150個國際電訊及移動電話運營商提供服務。目前大約55%的香港長途電話流量是經由1616處理，而當中大約50%是中國大陸的流量。1616在中國大陸之主要客戶為中國聯通和中國移動。

與二零零二年相比，二零零三年之總通訊量增加了64%。然而由於邊際利潤受壓，其某種程度上受非典型肺炎之影響，邊際利潤低的固網通話量代替了邊際利潤高的移動通話量，所以導至溢利減少。1616正尋求渠道開發高利潤率地區的客戶群。

CITIC Telecom 1616

CITIC Telecom 1616 (www.citic1616.com) is a leader in Asia's IDD wholesale market, serving more than 150 international telecom and mobile carriers in over 80 countries. Approximately 55% of Hong Kong's total monthly IDD traffic is now handled by 1616, and about 50% of the calls are mainland China traffic where 1616's primary customers are China Unicom and China Mobile.

In 2003, total traffic volume grew 64% from 2002. However, margins were lower, partially affected by SARS as higher margin mobile traffic was substituted by lower margin fixed line calls, which resulted in decreased profitability. 1616 is seeking ways to continue to expand its customer base particularly serving destinations where margins are better.

中信電訊1616通訊流量增長
CITIC Telecom 1616 Traffic Volume Growth


百萬分鐘 Million Minutes
400
300
200
100
0
十二月 Dec 2000
十二月 Dec 2001
十二月 Dec 2002
十二月 Dec 2003

CPCNet

CPCNet (www.cpcnet-hk.com)於2003年透過香港電訊管理局發出之『固網服務牌照』，從一家互聯網通訊服務商晉升為電訊網路商。

通過充分改善的網路和日益增強的與戰略夥伴之關係，CPCNet現可為跨國及區域的中小型客戶提供一系列電訊服務業務。服務範圍由傳統的互聯網連綫以至最先進的國際專綫網路。

憑著TrueConnect™一大中華首個建立於多協定標簽交換式的IP一虛擬專網路和優質的專業客戶服務，CPCNet已成為大中華及亞洲地區最有代表性的新一代電訊網路商。二零零三年，TrueConnect™之客戶群增加了一倍，建立了超過700個連接點。CPCNet現擁有13個網路出口點(POPs)，將世界之跨國企業連繫到大中華地區超過40個城市。

中信國安

中信國安之主營業務是持有深圳證券交易所上市公司**國安信息產業股份有限公司**(「國安信息」)的62%股權。國安信息之主要業務是在中國大陸經營有綫電視網絡，至二零零三年底，國安信息在中國17個城市為約四百萬用戶提供服務。除有線電視網絡外，國安信息亦投資於系統集成、軟件開發、酒店管理及地產開發。中信國安亦擁有位於北京的「國際大廈」。其二零零三年底出租率為95%。

澳門電訊

中信泰富由一九九一年起擁有澳門電訊20%的權益(www.ctm.net)，該公司為澳門特別行政區之首選電訊供應商，為其市民提供固網、移動電話和互聯網接入等服務。二零零三年澳門電訊之溢利增長10%，達港幣四億一千萬元。由於競爭激烈，移動客戶群下跌2%，但互聯網客戶群卻增長27%。

CPCNet

With the granting of a Fixed Carrier License by the Hong Kong telecommunications authority in 2003, CPCNet Hong Kong (www.cpcnet-hk.com) has transformed from an Internet services provider to a telecommunications carrier.

Through a significantly strengthened network and enhanced alliances and partnerships, CPCNet is able to offer world-class communications services, from traditional Internet connectivity to private networks based on the latest technologies, to regional small and medium enterprises and global multinational corporations.

With 'TrueConnect', the first Multiprotocol Label Switching based Internet Protocol Virtual Private Network built in Greater China coupled with customer service excellence, CPCNet has established itself firmly as a key new generation carrier in Greater China and Asia. In 2003, the customer base of 'TrueConnect' increased by more than 100% to over 700 connections. It has 13 self-owned Point of Presence (POPs) connecting to over 40 cities in Greater China with service coverage spanning Asia, USA and Europe.

CITIC Guoan

CITIC Guoan's primary business is its 62% interest in **CITIC Guoan Information Industry Co., Ltd.** ('Guoan Information'), a Shenzhen Stock Exchange listed company whose primary business is operating cable TV networks in mainland China. At the end of 2003, Guoan Information had approximately 4 million subscribers in 17 cities in mainland China. In addition to its CATV networks, Guoan Information has interests in system integration, software development, hotel management and property development. CITIC Guoan also owns the CITIC Building in Beijing, which had 95% occupancy at the end of 2003.

CTM

20% owned by CITIC Pacific since 1991, Companhia de Telecomunicacoes de Macau S.A.R.L. ('CTM') (www.ctm.net) is the provider of choice of fixed line, mobile telephone and internet access services to the people of Macau SAR. In 2003, CTM's profit rose 10% to HK$410 million. The customer base for mobile decreased 2% due to competition, and internet customer base increased 27%.

航空 Aviation

	地點		Headquarters	擁有權 Ownership
國泰航空	香港	Cathay Pacific	Hong Kong	25.7%
港龍航空	香港	Dragonair	Hong Kong	28.5%
香港空運貨站	香港	HK Air Cargo Terminals	Hong Kong	10%
中國國際貨運	北京	Air China Cargo	Beijing	25%

以港幣百萬元計算	*in HK$ million*	**2003**	2002
國泰航空	Cathay Pacific	**330**	1,023
港龍航空	Dragonair	**20**	154
香港空運貨站	HACTL	**71**	86
中國國際貨運	Air China Cargo	*二零零四年一月開始運營 operation began in January 2004*	
溢利貢獻	Contribution	**421**	1,263
佔總溢利貢獻比例	Proportion of total contribution	**16%**	26%
淨資產	Net assets	**12,880**	13,305

國泰航空 Cathay Pacific


月載客人數
Monthly Passengers Carried
1,200
1,000
800
600
400
200
以千計 in '000
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2003
2002


月載貨量
Monthly Cargo Carried
90
80
70
60
50
以千噸計 in '000 tonne
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2003
2002

國泰航空(www.cathaypacific.com)是一間立基於香港的國際客運及貨運航空公司，航線遍佈全球87個目的地。中信泰富從1991年成為國泰航空之第二大股東以來，透過在該公司董事局、管理及其他委員會委派代表積極參與國泰航空的各項管理工作。

二零零三年國泰航空受到非典型肺炎的影響，二季度乘客人數大大下降，導致營業額較二零零二年降低11%，溢利下降67%至港幣十三億元。全年總載客人數為一千萬人次，下降18%。乘客運載率亦下跌六個百分點至72%，收益率則下降5%。空運貨量創新高達874,724噸，較二零零二年上升3%，但貨運收益率則有輕微下降。非典得以控制後，二零零三年下半年情況大有改善，並於二零零四年一月創每天載客人數新高。

於十二月，國泰航空在13年後又重新飛往北京，目前一星期飛三班。國泰航空已申請一天兩班往返北京，並亦申請飛往上海及廈門。國泰航空將於二零零四年七月一日開通香港至紐約的直飛航班。

港龍航空(www.dragonair.com)經營往返亞洲二十八個目的地的航班服務，其中二十個目的地是在中國大陸城市。於去年十一月起，港龍開始飛往曼谷，而飛往東京的航班則預期為二零零四年四月開通，同時該公司亦經營往來上海、廈門、經中東至歐洲及大阪之貨運服務。二零零三年港龍營業額淨額較二零零二年下降1.3%至港幣五十八億六千八百萬元，溢利亦下降87%至港幣七千一百萬元。於二零零三年二季度，由於大中華地區受到非典型肺炎嚴重的影響，從而使港龍受挫，載客量上半年下跌32%。旅遊業的復甦，特別是來自中國大陸旅客對此業的刺激，使港龍之載客量有明顯的上升。二零零三年全年總載客人數為三百萬人次，下降11%，同時乘客收益率亦下跌8.6%。

Cathay Pacific (www.cathaypacific.com) is an international passenger and freight carrier based in Hong Kong serving 87 destinations around the world. CITIC Pacific is the second largest shareholder and, through participation on the board, the executive and other committees, has been actively involved in its management since it first became a shareholder in 1991.

In 2003, Cathay Pacific's revenue was severely affected by the outbreak of SARS, which reduced passenger numbers dramatically in the second quarter. 2003 revenue declined 11% compared with 2002. Profits fell 67% to HK$1.3 billion. Total revenue passenger carried decreased by 18% to 10 million. Passenger load factor decreased 6% points to 72%. Yield fell by 5%. Cargo tonnage carried set a record of 874,724 tonnes, 3% higher than that of 2002, but yield fell marginally. A rapid improvement in the second half of 2003 occurred after the SARS outbreak was contained, and in January 2004 a record number of passengers per day were carried.

In December, Cathay Pacific renewed its service to Beijing after a 13-year absence, with three roundtrips a week. It has applied to increase its frequency to Beijing to twice daily, and to fly to Shanghai and Xiamen. On 1 July 2004 Cathay Pacific will begin a non-stop flight between Hong Kong and New York.

Dragonair (www.dragonair.com) operates passenger services to 28 destinations in Asia, of which 20 are to mainland Chinese cities. It began its service to Bangkok in November 2003, and flights to Tokyo are also expected in April 2004. Freighter services are offered to Shanghai, Xiamen, Europe via the Middle East, and Osaka. In 2003, Dragonair saw net revenue decrease 1.3% to HK$5,868 million and profit also decreased 87% to HK$71 million. In the 2nd quarter of 2003, SARS had a heavy effect on Dragonair as Greater China was most affected by the virus. Revenue passengers carried were down 32% in the 1st half of 2003. Since then, due to the recovery in travel and tourism stimulated in particular by tourists from mainland China, Dragonair's passenger numbers came back strongly. In 2003, a total of 3 million revenue passengers were carried – a drop of 11%, while passenger yield decreased 8.6%.

港龍航空 Dragonair


月載客人數
Monthly Passengers Carried
400
350
300
250
200
150
100
50
0
以千計 in '000
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2003
2002


月載貨量
Monthly Cargo Carried
30
25
20
15
10
5
0
以千噸計 in '000 tonne
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2003
2002

貨運方面表現良好，總貨運量達269,980噸，上升40%，這主要是由於強勁的出口需求及二零零二年底新增一架貨機所致。

香港空運貨站(www.hactl.com)經營全球最大的航空貨運中心。在強勁的出口需求(尤其向歐美市場)的帶動下，經該公司處理的總貨物量於二零零三年首次達到二百萬噸，較二零零二年增長5.6%。超級一號貨站有潛力每年可處理超過三百五十萬噸的貨運，將有充分的容量來支持香港和中國大陸未來空運貨量的高度增長。

中國國際貨運航空有限公司於二零零四年一月開始正式運作，中信泰富佔合資公司25%之權益。其主要業務為中國國際航空的貨運及其相關的地勤業務。此公司擁有5架貨機，並同時用中國國際航空的123架客機之貨倉來運輸貨物。目前飛往266個國內及56個國際目的地。

Cargo performed strongly with 269,980 tonnes of freight carried in 2003, an increase of 40%, due to strong demand and an additional freighter, which entered into service at the end of 2002.

HACTL (www.hactl.com) is the operator of the largest air cargo terminal in the world. Total tonnage handled exceeded 2 million tonnes for the first time in 2003, an increase of 5.6% compared with 2002 – a result of strong growth in exports, in particular to Europe. SuperTerminal 1 has a potential capacity of 3.5 million tonnes per annum, providing adequate capacity to support a robust growth of air cargo in Hong Kong and mainland China into the future.

Air China Cargo, a joint venture in which CITIC Pacific has a 25% interest, began operation in January 2004. It handles all of Air China's international and domestic cargo and related ground service businesses. The company has 5 freighter planes and the belly space in Air China's 123 passenger planes, to carry cargo. Currently it flies to 266 domestic and 56 international destinations.

基礎設施 Civil Infrastructure

	地點		Location	擁有權 Ownership
東區海底隧道	香港	Eastern Harbour Tunnel	Hong Kong	
－公路		– Road		71%
－鐵路		– Rail		50%
西區海底隧道	香港	Western Harbour Tunnel	Hong Kong	35%
四個環境保護項目	香港	Four waste treatment facilities	Hong Kong	20% – 50%
老港填埋場四期	上海	Laogang Phase 4 Landfill	Shanghai	30%

以港幣百萬元計算	*in HK$ million*	**2003**	2002
溢利貢獻	Contribution	**635**	1,238
佔總溢利貢獻比例	Proportion of total contribution	**24%**	25%
淨資產	Net assets	**2,113**	7,923
資本開支	Capital expenditure	**5**	156

香港的隧道 Tunnels in Hong Kong


九龍 Kowloon
西區海底隧道
Western Harbour Tunnel
東區海底隧道
Eastern Harbour Tunnel
香港 Hong Kong

東區海底隧道「東隧」(www.easternharbourtunnel.com.hk) 二零零三年每日平均交通流量下降3%至71,284架次，其在非典型肺炎最嚴重的第二季度期間，交通流量下跌，其後情況有所好轉。中信泰富是此隧道公路部份的控股股東，佔71%權益；在鐵路部份的權益則為50%。根據

Average daily traffic at **Eastern Harbour Tunnel** ('EHT') (www.easternharbourtunnel.com.hk) decreased 3% in 2003 to 71,284 vehicles due primarily to a drop in traffic in the second quarter when SARS was at its peak, after which traffic has recovered. CITIC Pacific is a controlling shareholder in the road with a 71% interest. Our shareholding in the rail tunnel is 50%. EHT is entitled to a toll increase according to the principles established by an independent arbitrator

一九九七年三月獨立仲裁人設立的原則，東隧可以調高隧道收費。但在二零零四年一月調高收費申請被香港政府否決後，又一仲裁將在今年九月進行。

中信泰富擁有**西區海底隧道**「西隧」(www.westernharbourtunnel.com)三十年專營權35%的權益。西隧是連接港島、中國大陸及赤鱲角機場的三號幹線的主要路段。由於非典型肺炎所造成的負面影響，二零零三年該隧道每日平均交通流量較二零零二年下降7%至37,261架次。另外，西隧的交通增長受限也在於接駁道路網絡遲遲未能完成，特別是中環——灣仔繞道，加以香港政府所擁有之紅磡海底隧道之收費水平過低所造成的競爭。

中信泰富持有管理**紅磡海底隧道**之35%股權，其管理合同已被延期至二零零六年。

in March 1997, but as an application for increase from 1 January 2004 was rejected by the Hong Kong Government, another arbitration has been set for September 2004.

CITIC Pacific has a 35% interest in a 30-year franchise that operates the **Western Harbour Tunnel** ('WHT') (www.westernharbourtunnel.com), a key section of the Route 3 highway which links Hong Kong Island, mainland China and Chek Lap Kok Airport. Daily average traffic for 2003 dropped by 7% compared with 2002 to 37,261 vehicles due to the effect of SARS. WHT's traffic growth is limited by the delay in the completion of access roads, particularly the Central-Wanchai bypass and competition from the low tolls at the government-owned Cross Harbour Tunnel.

CITIC Pacific also has a 35% interest in the company that manages the **Cross Harbour Tunnel**. The management contract has been extended through 2006.



西隧每日平均交通流量
Western Harbour Tunnel Average Daily Traffic
45,000
42,000
39,000
36,000
33,000
30,000
27,000
車輛 number of vehicles
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2003
2002



東隧每日平均交通流量
Eastern Harbour Tunnel Average Daily Traffic
77,000
74,000
71,000
68,000
65,000
車輛 number of vehicles
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2003
2002

環境保護

中信泰富在香港擁有權益的四個環境保護項目：包括一個化學廢料處理中心、二個總設計容量為每日四千噸的廢物轉運站；另外還包括一個設計容積達四千三百萬立方米之堆填區。於二零零三年，上述設施處理廢料總量共四百萬噸。環境保護項目盈利為港幣二億七千八百萬元。

於二零零三年十二月，中信泰富與Onyx亞洲及上海城投環境投資有限公司組成之合資公司被授予「**上海市老港生活垃圾衛生填埋場**」**四期**工程之合約。該公司這二十年之合約包括設計、建設及運營有關堆填區第四期工程。此項目總投資約為九億元人民幣。中信泰富與威立雅環境之全資附屬公司Onyx公司是長期合作夥伴，在香港共事環保項目已超過十年之久。

Environmental

CITIC Pacific has interests in four waste treatment facilities in Hong Kong, including a chemical waste treatment plant and two refuse transfer stations, with a total of 4,000 tonnes of daily waste processing capacity, and we also operate a landfill site with a 43 million cubic metre capacity. In 2003, a total of 4 million tonnes of waste was processed. Profits generated from these businesses totalled HK$278 million.

In December 2003, a joint venture formed by CITIC Pacific, Onyx Asia and Shanghai Chengtou Environment Industry Development Co., Ltd. was awarded a contract for **Phase 4 of Laogang Municipal Waste Landfill** in Shanghai. The JV will be responsible for the design, construction and operation of this Phase 4 landfill for a 20-year period. Total investment of the project is approximately RMB900 million. CITIC Pacific is a long-term partner of Onyx, a wholly owned subsidiary of Veolia Environment, having worked on Hong Kong environmental projects for over 10 years.

銷售及分銷
Marketing and Distribution

	地點		Location	擁有權 Ownership
大昌行	香港	Dah Chong Hong	Hong Kong	100%
慎昌	香港	Sims Trading	Hong Kong	100%

以港幣百萬元計算	*in HK$ million*	**2003**	2002
營業額	Turnover	**12,136**	11,212
溢利貢獻	Contribution	**264**	227
佔總溢利貢獻比例	Proportion of total contribution	**10%**	5%
淨資產	Net assets	**3,234**	2,871
資本開支	Capital expenditure	**211**	272

大昌行(www.dch.com.hk)以分銷汽車、消費品及糧油食品為主。 其主要業務分佈於香港及中國大陸，同時也在日本、新加坡及加拿大發展業務。

Dah Chong Hong (www.dch.com.hk) is a major distributor of motor vehicles and consumer and food commodity products with substantial operations in Hong Kong and mainland China, and businesses in Japan, Singapore and Canada.

大昌行汽車

DCH Motor

以港幣百萬元計算	*in HK$ million*	**2003**	2002
營業額	Turnover	**7,083**	6,219
溢利貢獻	Contribution	**188**	196

大昌行是香港最大的汽車分銷商之一。其二零零三年在香港市場佔有率為26%。大昌行所代理的汽車品牌為：

In Hong Kong, DCH Motor is one of the largest distributors of motor vehicles with a 26% market share in 2003. It distributes a wide range of vehicles:

				售出數量 Units sold	
汽車類別	品牌	Type	Brands	**2003**	2002
私家車	極品、奧迪、賓利、本田、日產、福士	Passenger cars	Acura, Audi, Bentley, Honda, Nissan, Volkswagen	**4,695**	7,184
貨車	大富、五十鈴、猛獅、UD大實力	Commercial vehicles	DAF, Isuzu, MAN, UD Nissan Diesel	**2,310**	2,489



大昌行香港汽車銷售
DCH Vehicle Sales in Hong Kong
數量 units
8,325
10,502
10,477
9,673
7,005
2,426
5,899
3,641
6,861
3,226
7,251
2,489
7,184
2,310
4,695
99
00
01
02
03
貨車 Commercial
客車 Passenger

二零零三年，受到汽車首次登記稅增加的影響，加上非典型肺炎爆發及美元對日元和歐元弱勢，香港的汽車銷售數量下跌了24%。大昌行在香港的汽車銷售數量較去年下跌28%，主要原因是大昌行的大眾化車型（中小型私家車及多用途車）之市場皆收縮超過30%。不過，大昌行繼續擴展並佔據貨車及旅遊巴士的市場領導地位，市場佔有率達58%。大昌行同時亦提供許多與汽車相關服務，如售後維修及檢測，零件銷售及分銷，汽車租賃及車隊管理，以及機場地勤支援服務。 而位於九龍灣的大昌行汽車服務中心更是香港業內規模最大的汽車服務中心。

In 2003, vehicles sales in the territory dropped 24%, negatively impacted by the increase in Vehicle First Registration Tax (FRT), the outbreak of SARS, and the weakening of US dollar against the Yen and Euro. Total vehicles sold by DCH in Hong Kong decreased 28% compared with 2002 of which its mass volume passenger cars (small-to-medium size and MPV models) had a bigger drop, as those market segments shrunk over 30%. However, DCH expanded its market share of truck and coach sales to 58%, maintaining its leading position in that market. DCH also provides an extensive range of motor related services such as after sales service and inspection, parts retail and distribution, leasing and fleet management, and aviation ground supporting services. DCH Motor Service Centre in Kowloon Bay is the largest one in Hong Kong.

銷售及分銷於中國分佈圖 Marketing and Distribution in China


哈爾濱 Harbin
長春 Changchun
瀋陽 Shenyang
北京 Beijing
天津 Tianjin
大連 Dalian
蘭州 Lanzhou
青島 Qingdao
常熟 Changshu
無錫 Wuxi
南京 Nanjing
蘇州 Suzhou
常州 Changzhou
上海 Shanghai
合肥 Hefei
杭州 Hangzhou
寧波 Ningbo
武漢 Wuhan
成都 Chengdu
台州 Taizhou
金華 Jinhua
重慶 Chongqing
昆明 Kunming
南寧 Nanning
廣州 Guangzhou
廈門 Xiamen
汕頭 Shantou
深圳 Shenzhen
香港 Hong Kong
東莞 Dongguan
番禺 Panyu
佛山 Foshan
江門 Jiangmen
中山 Zhongzhan
開平 Kaiping
新會 Xinhui
珠海 Zhuhai
海口 Haikou
M DCH Motor Group
大昌行汽車集團
T DCH Trading Group & SIMS
大昌行貿易集團及慎昌

在中國其他城市，大昌行透過其內地合作夥伴分銷進口及國產汽車。與香港有別的是，中國的汽車代理商沒有獨家專營權。於二零零三年，大昌行銷往中國的汽車數量達9,689輛。此外，內地合作夥伴亦同時銷售了4,414輛。由於對建築方面使用之貨車需求激增，大昌行的貨車銷售成績尤其理想。銷售量較二零零二年上升87%。 相對而言，因市民的喜好轉移至高級進口車以及國產大眾化車型的供應不斷增加，大昌行進口轎車的銷售率較去年下跌了59%。

In other cities in mainland China, DCH distributes both imported and domestically manufactured vehicles through local partners where, unlike Hong Kong, distributorships are not exclusive. In 2003, DCH supplied a total of 9,689 vehicles to mainland China while its local partners distributed an additional 4,414 units. DCH's commercial vehicle sales were a particular feature with an increase of 87% from 2002 due to robust demand for construction vehicles. DCH's passenger car sales, however, declined 59% primarily due to shifting of interest to high-end imports and increasing domestic supplies of mass-market models.

汽車類別	品牌(大昌行與合作夥伴)	Type	Brands (DCH & partners)	售出數量 Units sold 2003	2002
私家車	入口：奧迪、賓利、通用、本田、日產、雷諾、大眾	Passenger cars	**Imports:** Audi, Bentley, GM, Honda, Nissan, Renault, Volkswagen	**2,983**	7,919
	本地生產：廣州本田、海南馬自達、東風日產		**Domestic:** Guangzhou Honda, Hainan Mazda, Dongfeng Nissan	**3,188**	1,515
貨車	入口：五十鈴、UD大實力	Commercial vehicles	**Imports:** Isuzu, UD Nissan Diesel	**6,586**	3,556
	本地生產：慶鈴、東風日產柴		**Domestic:** Qingling, DND	**1,346**	750

通過與內地夥伴緊密協作，大昌行在中國的十四個銷售及服務網點已覆蓋超過十三個城市，當中包括銷售、售後服務及零部件支援於一身的專賣店，地區性的零部件分銷中心及傳統的汽車維修中心。

二零零三年，中國汽車市場擴展總銷量達四百六十萬輛車，較去年增長了34%，其中國產車佔96%。據業內估計，二零零四年，中國汽車市場的銷量有望達到五百萬輛，其中轎車市場的增幅預計為20%。這對於像大昌行這樣熟識中國市場及經驗豐富的分銷商提供了很大的發展機會。大昌行將會繼續有系統地開發中國市場，發展一個有進口與國產車品牌之平衡組合。相對其他外資競爭對手，中國與香港之「更緊密經貿關係的安排」將更有利大昌行加快擴展其在中國大陸的銷售網絡，亦有助於其對業務的直接管理。

Working with local partners, DCH now has over 14 outlets including integrated sales, service and spare parts centres, regional parts distribution centres, and traditional service centres covering more than 13 cities.

In 2003, the Chinese auto market expanded and 4.6 million units were sold, a growth of 34% from 2002, and out of which 96% was domestically manufactured. According to industry estimates, the sales volume of PRC motor market for 2004 could approach 5 million units, in particular the passenger car market is projected to grow further by 20%. This presents tremendous opportunities for distributors such as DCH, which has the industry and local knowledge as well as the experience and expertise in distributing motor vehicles. DCH will continue to systematically develop the mainland China market with the aim to build up a balanced portfolio of both imported and domestic brands. The Closer Economic Partnership Arrangement ('CEPA') between Hong Kong and the Central Government will enable DCH to expand the mainland China network quicker than foreign competitors, and to establish greater direct control over its operations.



數量 units
640
1,456
2,096
1,351
1,914
3,265
1,354
3,118
4,472
4,306
9,434
13,740
7,932
6,171
14,103
99
00
01
02*
03*
貨車 Commercial
客車 Passenger

大昌行銷往中國大陸之汽車
DCH Vehicle Sales to Mainland China



數量 units
8,325
2,096
10,502
3,265
10,477
4,472
9,673
13,740
7,005
14,103
99
00
01
02*
03*
香港 Hong Kong
中國大陸 Mainland China

大昌行之香港及中國大陸汽車銷售
DCH Hong Kong vs Mainland China Vehicle Sales

* 包括大昌行與合作夥伴 Including DCH & partners

汽車以外之貿易

Non-Motor Trading

以港幣百萬元計算	in HK$ million	2003	2002
營業額	Turnover	**5,053**	4,993
溢利貢獻	Contribution	**76**	31

大昌行貿易：大昌行的消費品及糧油食品分銷業務包括各類糧食、大米及穀物、食油、中國食品及肉類、化妝品、建築材料及家用電器等，並涉及機電工程及維修服務。大昌行擁有龐大的全球采購網絡。通過高效率的物流支援以及遍布全國的分銷網絡，大昌行能為顧客提供多元化的產品及服務。雖然受到非典型肺炎的影響，大昌行之銷售額及盈利仍然能夠保持穩定，全賴有靈活變通的貨品配置（例如提供更多及價格不同的主要食品）以及利用多元化的銷售途徑（例如在非典期間，充份發揮專門提供冷凍食品的連鎖式大昌食品市場的優勢去迎合市民在家用膳的趨向，因而達到理想成績）。中國業務方面，全國分銷網絡已覆蓋四十多個主要城市。大昌行計劃加強其現有的采購網絡，繼續擴展產品類別以滿足不同的市場需求。並同時力求由一個中間商的角色轉變為一個全面及綜合性的一條龍連鎖式的供應商，並以中國作為業務發展重心。

慎昌有限公司(www.simshk.com)在香港、澳門及中國大陸為零售及餐飲市場分銷品牌食品、飲料、家居用品及保健產品。在香港的主要品牌有寶礦力、阿華田、萬字醬油、漢斯、百得阿姨、保利牛奶、亨氏和樂家杏仁糖；而在中國則分銷費列羅、馬爹利、金寶湯、美贊臣及阿華田等品牌。慎昌亦致力為其客戶提供倉儲物流服務，客戶包括喜力、吉列、必勝客及安舍等。

DCH Trading: DCH distributes consumer and commodity food products including provisions, rice and cereal, edible oils, Chinese foodstuffs and meat, cosmetics, building materials, and home electric appliances, etc., and is involved in E&M engineering projects and maintenance services. DCH has an extensive global sourcing network, and through its efficient logistics support and nationwide distribution network, enables it to cater a variety of products to its customers. Despite SARS, DCH was able to sustain its sales and profit through a better mix of products (e.g. basic food necessity with widened product variety and price range) and diversified sales channels (e.g. the self-managed FoodMarts frozen food specialty chain leveraged on people's dine-in tendency during SARS period and attained satisfactory results). In mainland China, the nationwide distribution network covers over 40 major cities. DCH's trading business plan is to enhance its existing sourcing network, continue to extend product variety to suit the needs of different market segments, and to transform itself from the role of middleman to a fully integrated, one-stop supply chain service provider with primary development focus on mainland China.

Sims Trading: Sims Trading (www.simshk.com) specialises in the distribution of branded food, beverage, household and healthcare products in Hong Kong, Macau, and mainland China for the retail and catering markets. The company's brands include Pocari Sweat, Ovaltine, Kikkoman, Hunt, Barilla, Paul's, Heinz and Almond Roca for the Hong Kong Market, and Ferrero, Martell, Campbell's, MeadJohnson and Ovaltine for the mainland China market. Sims is extensively involved in providing third party logistics services to major companies such as Heineken, Gillette, Pizza Hut and Unza Cathay.

物業
Property

類別			Type	擁有權 Ownership	概約樓面面積（千平方呎） Approximate GFA ('000 sq. ft.)
香港物業		**Properties in Hong Kong**			
投資物業		*Investment Properties*			
中信大廈	商業	CITIC Tower	Commercial	40%	562
又一城	商業	Festival Walk	Commercial	50%	1,200
大昌行商業中心	商業	DCH Commercial Centre	Commercial	100%	389
偉倫中心	工業	Wyler Centre	Industrial	100%	393
百匯中心	工業	Broadway Centre	Industrial	100%	342
裕林工業中心	工業	Yee Lim Industrial Centre	Industrial	100%	320
其他	各類	Others	Various	100%	549
發展項目		*Development Properties*			
愉景灣	住宅區	Discovery Bay	Residential township	50%	3,000
其他	住宅	Others	Residential	100%	1,100
上海物業		**Properties in Shanghai**			
投資物業		*Investment Properties*			
中信泰富廣場	商業	CITIC Square	Commercial	80%	1,137
華山公寓	住宅	Royal Pavilion	Residential	100%	374
發展項目		*Development Properties*			
老西門新苑	住宅	New Westgate Garden	Residential	100%	3,000
浦東機場鎮	物流配套發展	Near Pudong Airport	Logistic Development	100%	4,740 (地塊面積 site area)

以港幣百萬元計算	*in HK$ million*	**2003**	2002
營業額	Turnover	**401**	460
溢利貢獻	Contribution	**508**	894
佔總溢利貢獻比例	Proportion of total contribution	**19%**	19%
淨資產	Net assets	**18,986**	18,708
資本開支	Capital expenditure	**104**	2,893

中信泰富的主要物業投資分佈在香港及上海，其中包括大型住宅及商用投資物業及發展項目。本公司擁有一支經驗豐富的專業隊伍參與物業項目發展，由物色投資機會到建築工程管理以至建成後的物業管理的每個環節。

CITIC Pacific's major property investments are located in Hong Kong and Shanghai. They consist of large-scale residential and commercial investment properties and development projects. The Company's experienced property team is actively involved in every aspect of a project, from identifying investment opportunities and managing the construction of the property to managing the completed development.

在香港，中信泰富擁有約四百一十萬平方呎樓面面積的土地儲備可供未來物業發展，其中約三百萬平方呎位於愉景灣。

中信泰富擁有**愉景灣**項目50%之權益。此項目是中信泰富聯同香港興業國際集團有限公司合作發展的一個大型住宅項目。自一九七三年項目開始至今，愉景灣已由一休閒渡假點發展成為一個完善、自給自足、華洋集處的住宅社區。其規劃建基於發展成一無私家車的綠色社區，並配套教育及各式設施，以滿足愉景灣居民的需要。愉景灣位於大嶼山的東北海岸，擁有偌大的空間，康樂及消閒設施包括私人沙灘、中央公園、觀景漫步區、哥爾夫球場及游艇會。

位於愉景灣北部的二白灣發展樓面總面積達二百三十四萬平方呎，其中約九十八萬平方呎已發展成海澄湖畔一期（第十一期）及海澄湖畔二期（第十二期）。樓面面積為三十四萬平方呎之海澄湖畔一期已全部售出。樓面面積為六十四萬平方呎之海澄湖畔二期，截至二零零三年底已售出約52%。第十三期的可建樓面面積達五十三萬平方呎，其上蓋建築工程將於二零零四年第二季展開。

另外，愉景灣內尚有一百六十七萬平方呎的樓面面積可作住宅發展。

中信泰富擁有40%股權的**中信大廈**，為本公司之總部所在，是香港中區海濱標誌建築之一，提供樓面面積五十六萬二千平方呎的寫字樓、商鋪及餐廳，並設有行人天橋連接金鐘地鐵站。中信大廈目前的租用率達94%。由於寫字樓供應過盛，導致二零零三年租金偏軟。

中信泰富擁有50%股權的「**又一城**」是聯同太古集團合作發展的項目。該項目位於九廣鐵路與九龍塘地鐵站交匯處，樓面面積達一百二十萬平方呎，包括購物商場及寫字樓。又一城於一九九八年建成，現為香港的成功購物商場之一，其空置率極低，並提供穩定的租金收入。

In Hong Kong, CITIC Pacific has a land bank of about 4.1 million sq. ft. gross floor area available for development, of which about 3 million sq. ft. is in Discovery Bay.

Discovery Bay, 50% owned by CITIC Pacific, is a large residential development jointly developed with HKR International Ltd. Since its commencement in 1973, Discovery Bay has grown from a holiday resort to a fully integrated, self-contained suburban multinational residential community of both locals and expatriates. Its planning is based on the concept of a private car free, green town development with a comprehensive range of educational, community and social facilities to serve the Discovery Bay population. Situated on the Northeastern shore of Lantau Island, Discovery Bay is endowed with ample open space, recreational and leisure facilities including a private beach, a central park, scenic promenade, golf courses and a marina.

The current Yi Pak Bay development is located in the northern part of Discovery Bay with a total gross floor area of approximately 2.34 million sq. ft., of which 0.98 million sq. ft. has been developed as Siena One (Phase 11) and Siena Two (Phase 12). Siena One, with a gross floor area of 0.34 million sq. ft., has all been sold. Siena Two, with a gross floor area of 0.64 million sq. ft., was about 52% sold at the end of 2003. The superstructure works for Phase 13, which has a gross floor area of 0.53 million sq. ft., will commence in the second quarter of 2004.

In addition, another 1.67 million sq. ft. gross floor area is available for further residential development at Discovery Bay.

CITIC Tower, 40% owned by CITIC Pacific, is our headquarters and a landmark on the Hong Kong waterfront comprising 562,000 sq. ft. of offices, retail shops and restaurants, and linked to the Admiralty MTR station with a footbridge. The building is currently 94% occupied. Due to over supply of office space, rentals were soft in 2003.

Festival Walk, a 1.2 million sq. ft. of shopping and office complex, is 50% owned by CITIC Pacific. Jointly developed with Swire Group, it is located at the interchange of the Kowloon Canton Railway and Mass Transit Railway in Kowloon Tong. Completed in 1998, Festival Walk is one of the most successful shopping centres in Hong Kong where vacancies are rare and rentals are firm.

在上海，中信泰富積極購入土地。**老西門新苑**住宅項目的第一期工程進展良好，並擬於二零零四年下半年開始預售。該項目位於黃浦區，毗鄰西藏南路及建國東路，徒步可達日後將落成的上海地鐵八號線復興路站。此項目包括多座住宅大樓、多層商場、商鋪及停車場，建成後可提供約三百萬平方呎的樓面面積。

中信泰富擁有80%股權的**中信泰富廣場**，乃位於上海南京西路的甲級寫字樓，目前租用率達99%，租金持續造好。中信泰富全資擁有的**華山公寓**，乃一位於靜安區的高級服務式住宅，租用率達87%，租金收入穩定。

此外，中信泰富於上海浦東機場鎮亦擁有一約四百七十四萬平方呎之地塊作為將來物流配套發展用途。

In Shanghai, CITIC Pacific has been active in acquiring land. Phase I of **New Westgate Garden** residential project is progressing well and pre-sale is scheduled for the second half of 2004. This development, located in Huangpu District, is adjacent to Xizang Nanlu and Jianguo Donglu, within walking distance from a future subway station of the new Metro Line 8. New Westgate Garden will comprise residential towers, a multi-storey commercial complex with retail shops and a basement carpark, with a gross floor area of approximately 3 million sq. ft.

CITIC Square, 80% owned by CITIC Pacific, is a Grade A office tower in Nanjing Xi Lu, Shanghai. Its rental continues to do well with occupancy of 99%. **Royal Pavilion,** 100% owned by CITIC Pacific, is a luxury service apartment, with occupancy of 87%, and its rental income is stable.

CITIC Pacific also owns a site of about 4.74 million sq. ft. near Shanghai Pudong Airport for accommodating future logistic development.



火車路 Railway
地鐵一號幹線 Metro Network Route 1
地鐵二號幹線 Metro Network Route 2
地鐵八號幹線 (興建中) Metro Network Route 8 (under construction)
南北高架路 North – South Viaduct
中山北路 ZHONGSHAN BEI LU
上海火車站 SHANGHAI RAILWAY STATION
BAOSHAN LU
N
W
E
S
天目西路 TIANMU XI LU
石門一路 SHIMEN YI LU
成都北路 CHENGDU BEI LU
CHANGSHOU LU
蘇州河
SUZHOU CREEK
北京西路 BEIJING XI LU
靜安寺 JING AN TEMPLE
上海商城 SHANGHAI CENTRE
中信泰富廣場 CITIC SQUARE
和平飯店 PEACE HOTEL
華山公寓 ROYAL PAVILION
靜安公園 JING AN PARK
上海展覽中心 SHANGHAI EXHIBITION CENTRE
人民公園 PEOPLES PARK
延安中路 YANAN ZHONG LU
XIZANG ZHONG LU
HENAN LU
ZHONGSHAN DONG LU
外灘 WAI TAN
HUANGPU RIVER
丁香公園 DING XIANG GARDEN
HUA SHAN LU
HENG SHAN LU
淮海中路 HUAIHAI ZHONG LU
淮海公園 HUAI HAI PARK
ZHAOJIABANG LU
RUIJIN LU
老西門新苑 NEW WESTGATE GARDEN
南浦大橋 NANPU BRIDGE

工業製造
Industrial Manufacturing

以港幣百萬元計算	in HK$ million	2003	2002
營業額	Turnover	**4,842**	3,581
溢利貢獻	Contribution	**178**	126
佔總溢利貢獻比例	Proportion of total contribution	**7%**	3%
淨資產	Net assets	**1,494**	1,212
資本開支	Capital expenditure	**545**	280

於二零零四年一月，中信泰富簽定協議通過收購合資夥伴24%之權益，將在**江陰特鋼**的權益增加。交易完成後，中信泰富於江陰特鋼的權益將增至79%。江陰特鋼引用高質量的生產線來生產軸承鋼、齒輪鋼等特殊鋼。二零零三年產量較零二年增長11%至一百七十萬噸，其中約9%出口到南韓及東南亞國家。

於二零零四年二月，中信泰富簽定了一份收購位於湖北省黃石市**大冶特鋼**95%權益之協定。大冶特鋼的主要產品為軸承鋼、齒輪鋼及鋼管。其二零零三年鋼產量為一百三十萬噸。此收購將使中信泰富成為中國特鋼生產領域佔領先地位。

無錫華達電機為國內及歐洲市場生產低噪音、低振動及高扭力的電機。二零零三年總產量為二百一十萬千瓦，同二零零二年相比增長38%。

In January 2004, CITIC Pacific entered into agreements to increase its shareholding in **Jiangyin Special Steel** by purchasing an additional 24% from its joint venture partner. Subject to completion, CITIC Pacific's shareholding in Jiangyin Special Steel will be increased to 79%. Jiangyin Special Steel produces high-grade steel used in bearings and gears using high quality production lines. In 2003, total production was 1.7 million tonnes, an 11% increase from 2002. Approximately 9% of the output was exported to South Korea and Southeast Asian countries.

In February 2004, CITIC Pacific entered into an agreement to purchase a 95% interest in **Daye Steel**, which is located in Huangshi, Hubei Province, which in 2003 produced 1.3 million tonnes of specialty steel for uses such as bearings, gears and steel pipes. The acquisition will make CITIC Pacific one of the market leaders in specialty steel production in mainland China.

Wuxi Huada Motors Company produces low noise, low vibration and high torque electrical motors for the domestic and European markets. In 2003, production was 2.1 million KW, an increase of 38% from 2002.

其他業務
Other Businesses

以港幣百萬元計算	in HK$ million	2003	2002
營業額	Turnover	**227**	2,439
溢利貢獻	Contribution	**208**	236
佔總溢利貢獻比例	Proportion of total contribution	**6%**	5%
淨資產	Net assets	**1,161**	951
資本開支	Capital expenditure	**187**	704

其他業務 *續*
Other Businesses *continued*

中信資本市場

中信泰富為中信資本市場控股有限公司(www.citiccapital.com)之主要大股東，擁有其50%的股權。中信資本乃一所專注於與中國相關聯的跨境投資銀行服務公司，主要業務包括企業融資及顧問、債務融資、資產管理及證券買賣服務等。在二零零三年度，公司無論在表現或盈利方面都獲得卓越的成績。

於二零零三年，中信資本在企業融資業務上成功完成多個項目，其成就亦同時獲得市場的一致認同。其中尤以中信國際金融控股有限公司一億八千萬美元可換股債券項目及太平協和集團有限公司九億八百萬港元私有化交易項目最為矚目。在資產管理業務上，公司於二零零三年推出了四隻基金，並提供授權式帳戶服務，亦取得驕人的成績；當中兩隻旗艦基金（全球宏觀基金及中國增值基金）的表現更錄得可觀的利潤回報。此外，公司的証券業務亦隨著香港下半年度較好的投資環境，持續擴展企業及零售客戶的覆蓋面。在年間，盈利增長良好，而市場佔有率及排名亦顯著提升。

CITIC Capital Markets

50% owned by CITIC Pacific, CITIC Capital Markets Holdings (www.citiccapital.com) focuses on cross-border China-related investment banking services, including corporate finance and advisory, debt capital markets, asset management and brokerage. In 2003, the first full year of its official operation, CCMH achieved excellent results in terms of both performance and profitability.

CCMH's investment banking business gained market recognition through some well structured and executed deals in 2003 such as the US$180 million convertible bond offering for CITIC International Financial Holdings and the HK$908 million privatisation of Pacific Concord Holdings. The asset management business launched four new funds in the past year and also provided discretionary investment services, all of which achieved satisfactory performance. In particular the two flagship funds (Global Macro Fund and China Plus Fund) have recorded excellent investment returns. On the brokerage front, significant inroads have been made during the year in expanding coverage both for institutional and retail clients, capitalising upon the investment sentiment especially in the second half. Additional market share, enhanced industry ranking and improved profitability have been achieved as a result.

發展中的業務

中信泰富於二零零三年一月與加拿大的**亞特斯公司**組成50/50合資公司共同研究和生產多種例如測試非典型肺炎、愛滋病及肝炎等體外試劑。公司正在上海建造一生產廠，預計二零零四年底完工。

合資公司**上海中信國健藥業**繼續進行多種藥物的研究，包括目前已進入臨床實驗的新藥。一製藥廠正在興建，預計於二零零四年三季度完工。

中信泰富與**復旦大學**之合資公司繼續在中國大陸開發遠程教育課程。到二零零三年底為止，約有5,800名學生註冊於21個課程。另外，該合資公司亦為各大公司提供培訓。

Developing Businesses

In January 2003, CITIC Pacific formed a 50/50 joint venture with **Adaltis-Picchio** of Canada to engage in research and manufacture of various diagnostic test kits such as those for SARS, Aids and Hepatitis among others. A manufacturing plant is being built in Shanghai and completion is expected in late 2004.

The joint venture **Shanghai CP Guojian Pharmaceutical** continues its research into various medicines including the current clinical trial of new drugs. A manufacturing plant is being constructed with completion in the third quarter of 2004.

CITIC Pacific's joint venture with **Fudan University** continues to develop distance learning in mainland China. At the end of 2003, approximately 5,800 students were enrolled studying about 21 courses. In addition, training programs to corporations are also offered.

財政回顧
Financial Review

二零零三年綜合財政業績

緒言

中信泰富之二零零三年年報，包括主席致股東報告、年度賬目及按會計準則、法例及香港聯合交易所規定之其他資料。編製本財政回顧，旨在透過討論各項業務之溢利貢獻及本公司之整體財政狀況，協助讀者瞭解所提供之法定資料。

本年報第82頁至第88頁載有綜合損益賬、資產負債表、現金流量表及權益變動表。緊隨該等財務報表之後為進一步闡釋報表所載若干數據之附註，載於年報第89頁至第154頁。

載於第155頁為中信泰富核數師羅兵咸永道會計師事務所向股東發出之報告，列載其對中信泰富年度財務賬目之獨立分析。

會計基準

中信泰富乃根據香港會計師公會頒佈而普遍被採用之香港會計準則編製財務報表。香港會計準則大致上依循國際會計準則。本集團在編製其二零零三年年度賬目時，採納在本財政年度生效之香港會計準則第十二號（經修訂）「所得稅」。香港會計準則第十二號（經修訂）規定，假如延遲稅項支付期，則有關稅項應按現行稅率計算，而非設立遞延稅項賬時生效之稅率。因此，二零零二年之溢利、以及在二零零二年十二月三十一日之資本儲備及保留溢利，分別減少港幣四千二百萬元、港幣四千九百萬元，以及港幣一億七百萬元。至於二零零一年度及以前之數字，並無因本集團採納香港會計準則第十二號（經修訂）而作出相應調整。

of the Consolidated Financial Results for 2003

Introduction

CITIC Pacific's 2003 Annual Report includes a letter from the Chairman to shareholders, the annual accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Pages 82 to 88 of the Annual Report contain the Consolidated Profit and Loss Account, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity. Following these financial statements, on pages 89 to 154 of the Annual Report, are Notes that further explain certain figures presented in the statements.

On page 155 is the report of CITIC Pacific's auditor – PricewaterhouseCoopers – of their independent audit of CITIC Pacific's annual financial report.

Basis of Accounting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards published by the Hong Kong Society of Accountants. Hong Kong accounting standards broadly follow International Accounting Standards. In preparing its 2003 annual accounts, the Group has adopted SSAP No. 12 (Revised) 'Income Taxes' which becomes effective for the current accounting year. SSAP No. 12 (Revised) requires that taxation whose payment is deferred into the future should be calculated at the current tax rate rather than the rate when the deferred tax account was set up. As a result, the profit for 2002, captial reserve and retained profit as at 31 December 2002 are reduced by HK$42 million, HK$49 million and HK$107 million respectively. The figures for years 2001 and before have not been adjusted for effects on the adoption of SSAP No. 12 (Revised).

股東應佔溢利

二零零三年之股東應佔溢利為港幣十三億五百萬元，較二零零二年之港幣三十八億七千五百萬元減少66%。溢利減少之原因詳見下文。

Profit Attributable to Shareholders

The net profit attributable to shareholders for 2003 was HK$1,305 million, a decrease of 66% compared with HK$3,875 million achieved in 2002. The reasons for the decrease in profit are described below.


股東應佔溢利
Profit Attributable to Shareholders
港幣百萬元
HK$ million
2,735
3,291
2,110
3,875
1,305
99
00
01
02
03

業務分類溢利貢獻

各主要營業單位在二零零三年之溢利貢獻，與二零零二年比較如下：

Business Segment Contribution

The contribution made by major business units in 2003, and compared with 2002, were:

溢利貢獻 港幣百萬元	Contribution HK$ million	**2003**	2002	2003 – 2002
發電	Power Generation	**229**	245	(16)
基礎設施	Civil Infrastructure	**635**	1,238	(603)
信息業	Communications	**234**	553	(319)
航空	Aviation	**421**	1,263	(842)
銷售及分銷	Marketing & Distribution	**264**	227	37
物業	Property	**508**	894	(386)
工業製造	Industrial Manufacturing	**178**	126	52
投資物業重估	*Investment Properties Revaluation*	***(587)***	–	*(587)*

與二零零二年之溢利貢獻比較：

- 發電：電力需求增加以及內蒙古電廠全面投產帶來較高利潤，但被新電廠的營運前開支所抵銷。由於利港電廠是以股息收入為會計入賬方法，因此其二零零三年之部份業績將納入集團的二零零四年會計賬目內。

- 基礎設施：上半年出售了上海橋隧及公路項目予上海市政府，使收入貢獻減少。由於受非典型肺炎(「非典」)影響，導致東區和西區海底隧道全年交通流量下跌，經營溢利下降。

- 信息業：中信電訊1616通話量有所增長，但二零零三年的邊際利潤則受「非典」期間用戶由使用流動電話轉為固網電話關係而大幅減少。CPCNet作了新產品投資，令業績有所影響。澳門電訊及中信國安之盈利則較二零零二年良好。

- 航空：國泰航空及港龍航空於二零零三年上半年受「非典」影響，載客量大幅下降，導致上半年錄得虧損，但下半年業務已迅速恢復。

- 銷售及分銷：受「非典」影響及由於首次登記稅提高，香港客車業務收縮，但銷往中國其他地方的商業汽車以及香港汽車服務中心安裝觸媒催化器的業務均發展良好，抵銷了香港客車業務的萎縮。而大昌行及慎昌的其他貿易業務均取得重大改善。

- 物業：愉景灣項目的物業銷售單位較二零零二年下跌70%，加上有關撥備，未售出單位的財務開支及攤銷，令整體物業盈利下跌。香港寫字樓及貨倉的租金收入下降，但又一城購物中心及上海物業的租務則具彈力。

Compared with the contribution for 2002:

- Power Generation: the increased demand for electricity and the full commercial production of the plant in Inner Mongolia resulted in higher profit but this was offset by the pre-operating expenses in the newly commissioned plants. The Ligang power plant is accounted on a dividends received basis so a portion of its good performance in 2003 will be recorded in 2004.

- Civil Infrastructure: the decreased contribution was due to the sale of bridges, tunnels and a road in Shanghai to the Shanghai Municipal Government in the first half year. The operating profit of the Eastern and Western Tunnels reduced due to the reduction in annual traffic volume due to SARS.

- Communications: CITIC Telecom 1616's call volume increased but the margin in 2003 were reduced most notably by the switch from mobile to fixed line usage in the SARS period. CPCNet's performance was affected by investment in new products. Operating results at CTM and CITIC Guoan were better than 2002.

- Aviation: a dramatic reduction in passenger traffic at both Cathay Pacific and Dragonair while SARS was active caused losses in the first half of 2003 but in the second half traffic recovered rapidly.

- Marketing & Distribution: The passenger car market in Hong Kong contracted due to SARS and the increased First Registration Tax, but this weakness was offset by the sales of commercial vehicles to other parts of China and the Hong Kong Motor Service Centre's catalytic converter installation works. The other trading businesses of DCH and Sims made significant improvements.

- Property: Compared with 2002, the sale of units at Discovery Bay reduced 70%, this in combination with related provisions, the cost of financing unsold units and amortisation costs, resulted in a loss in the area of property development. Rental income in Hong Kong decreased in some office and warehouse properties but was resilient at the Festival Walk shopping centre and at the Shanghai properties.

- 工業製造：溢利增長乃由於鋼鐵之銷售量較二零零二年增長11%，以及每噸價格有所提高。
- 物業重估：專業測量師－萊坊國際物業顧問及Tekko Building Co Ltd對本集團於二零零三年十二月三十一日之投資物業作出評估，公司因而在損益賬內作了港幣五億八千七百萬元的撥備。

各項業務表現之詳情已載於第5頁至第29頁之業務回顧內。

- Industrial Manufacturing: the increased contribution was due to a 11% increase in the volume of steel sold at higher prices per tonne than 2002.
- Property Revaluation: Professionally qualified valuers – Knight Frank and Tekko Building Co Ltd – assessed the value of our investment properties as at 31 December 2003 and as a result HK$587 million was charged to the Profit and Loss Account.

Further details of the performance of each business can be found in the Business Review on pages 5 to 29.



溢利貢獻
Contribution
港幣百萬元 HK$ million
1,500
1,000
500
0
-500
發電
Power Generation
基礎設施
Civil Infrastructure
信息業
Communications
航空
Aviation
銷售及分銷
Marketing & Distribution
物業
Property
工業製造
Industrial Manufacturing
投資物業重估
Investment Properties Revaluation
2002
2003

年度賬目載有按業務分類之營業額（第99頁之附註2）及稅前溢利（第100頁之附註3），及來自綜合業務、共同控制實體及聯營公司按業務分類之資產及負債之詳情（第127頁之附註25）。

The annual accounts contains business segment information for turnover (Note 2 on page 99) and pre-tax profit (Note 3 on page 100) and detail of segment assets and liabilities from consolidated activities, jointly controlled entities and associated companies (Note 25 on page 127).

地區分佈

來自香港、中國以及海外之溢利貢獻及資產，乃根據每項業務之市場所在地進行劃分。來自中國之溢利貢獻大幅減少，原因為集團在年中出售位於上海之橋樑及隧道項目。

Geographical Distribution

The division of contribution and assets between Hong Kong, mainland China and Overseas is shown below based on the market location of each business. There was a substantial decline for the amount contributed by the mainland China components following the disposal of the bridges and tunnels in Shanghai in mid-year.


地區分佈
Geographical Distribution
二零零三年十二月三十一日年度
Year ended 31 December 2003
35%
15%
50%
溢利貢獻 %*
Contribution %*
二零零三年十二月三十一日結算
As at 31 December 2003
21%
2%
77%
賬面資產值 %
Assets at Book Value %
香港特別行政區 Hong Kong SAR
中國 Mainland China
海外 Overseas

* 某些業務，地理區域之溢利貢獻，乃把溢利貢獻總額根據該地理區域之營業額佔有關營業額之比例分攤。

* *For certain business, the total contribution is allocated to a geographic area based on the proportion of the turnover of that geographic area to the corresponding total turnover.*

利息支出

本集團之利息支出由港幣四億九千萬元下降至港幣四億元，是由於在二零零三年之平均借貸額較二零零二年為低。二零零三年與二零零二年之借貸利息並無大幅改動。

Interest Expense

The Group's interest expense decreased from HK$490 million to HK$400 million because average borrowings in 2003 were lower than 2002. The interest rate on the borrowings was little changed between 2003 and 2002.

攤銷

會計準則規定須作出若干與集團業務之現金流量無關之重大調整。商譽（就收購業務所付款項超出其實質及可辨認資產之價值）必須於其不超過二十年之可使用年期內在損益賬攤銷。於二零零三年，港幣二億二百萬元之商譽已於損益賬內攤銷，較二零零二年下降港幣二百萬元。

Amortisation

Accounting standards require certain major adjustments that are unrelated to the cashflow of our businesses. Goodwill – the amount paid for buying a business that exceeds the value of its physical and identifiable assets – must be amortised to the profit and loss account over its useful life not exceeding 20 years. In 2003, HK$202 million of goodwill was amortised to the profit and loss account, a HK$2 million decrease compared to the year of 2002.

稅項

稅項由二零零二年港幣四億二千四百萬元下降至二零零三年港幣三億七千一百萬元。二零零三年之稅項支出詳情載於年度賬目附註6。

Taxation

Taxation decreased from HK$424 million in 2002 to HK$371 million in 2003. The components of taxation charge for the year are set out in Note 6 of the annual accounts.

股東回報

中信泰富之主要目標乃增加股東價值，並以每股盈利作為指引。本公司期望其業務於營運期間所提供之投資回報能為股東帶來足夠之股本報酬。

Shareholders' Returns

CITIC Pacific's primary objective is to increase shareholder value for which it has used earnings per share as a proxy. The Company expects its businesses to provide returns on investment over their lives that will provide shareholders with an adequate return on equity.

每股盈利

二零零三年之每股盈利為港幣0.60元，較二零零二年之港幣1.77元減少66%。該兩年度之已發行股份數目大致相同，故每股盈利減少實為溢利減少所致。

Earnings per Share

Earnings per share were HK$0.60 for 2003, a decrease of 66% compared with HK$1.77 for 2002. The number of shares outstanding in the two years was substantially the same so all the decreases in earnings per share was attributable to the decrease in profit.


每股盈利
Earnings per Share
港幣元 HK$
1.29
1.49
0.96
1.77
0.60
99
00
01
02
03

每股股東資金

二零零三年十二月三十一日之每股股東資金為港幣17.7元，較二零零二年十二月三十一日之港幣19.4元為少，主要因於二零零三年五月十二日派發特別股息每股港幣1元予股東。

Shareholders' Funds per Share

Shareholders' funds per share at 31 December 2003 was HK$17.7, less than the HK$19.4 at 31 December 2002 mainly due to a special dividend of HK$1 per share paid to shareholders on 12 May 2003.


每股股東資金
Shareholders' Funds per Share
港幣元 HK$
18.0
18.8
18.9
19.4
17.7
99
00
01
02
03


每股股息
Dividend per Share
港幣元 HK$
2.75
2.00
0.55
0.20
0.85
0.65
0.20
0.80
0.60
0.20
2.00
1.00
0.70
0.30
1.00
0.70
0.30
99
00
01
02
03
中期股息 Interim Dividend
末期股息 Final Dividend
特別股息 Special Dividend

每股股息

二零零三年之建議宣派末期股息為每股港幣0.70元，與二零零二年相同。

Dividend per Share

Same as 2002, a final dividend of HK$0.70 per share is proposed for 2003.

營業額

貨品銷售及服務佔營業額之最大部份，並包括其他項目如出售資產等。本集團只呈報來自綜合業務之營業額。綜合業務（不包括共同控制實體或聯營公司）為稅前溢利提供港幣八億一千二百萬元之貢獻。

在二零零三年，銷售及分銷之營業額較二零零二年增加8%。汽車貿易之營業額上升15%。其他貿易及分銷之營業額輕微上升3%。工業製造之營業額則受惠於特鋼工業銷量增加35%。至於信息業之營業額則主要因中信電訊1616業務增長，增加27%。

二零零二年之其他營業額包括以港幣十六億元之代價出售中國奔騰一號骨幹網的80%權益。至於二零零三年之其他營業額，則包括以港幣六十二億元之代價出售位於上海之橋隧及公路。

Turnover

The largest component of Turnover is the sale of goods and services, but other items such as sales of assets are included. Only the turnover from businesses included as Consolidated Activities is reported – they contributed HK$812 million to the net profit before taxation – not turnover in jointly controlled or associated companies.

Marketing & Distribution turnover increased 8% in the year 2003 compared with 2002. Motor trading turnover increased 15%, Other trading and distribution turnover increased slightly by 3%. Industrial Manufacturing turnover increased 35% mainly due to increased sales of specialty steel, while communications turnover increased 27% mainly due to the growth of business of CITIC Telecom 1616.

Other turnover in 2002 included the sale of the 80% interest in mainland China Express No. 1 Backbone Network at a consideration of HK$1.6 billion while 2003 includes HK$6.2 billion for the sales of bridges, tunnels and a road in Shanghai.


營業額
Turnover
港幣拾億元
HK$ billion
30
25
20
15
10
5
0
99
00
01
02
03
發電 Power Generation
基礎設施 Civil Infrastructure
信息業 Communications
銷售及分銷 Marketing & Distribution
物業 Property
工業製造及其他 Industrial Manufacturing & Others
出售業務 Sale of Businesses

資本開支

工業製造業務在二零零二年及二零零三年之資本開支，涉及興建一座全新加工廠房。至於銷售及分銷業務在二零零三年之資本開支，則用於為汽車租賃業務添置車輛。信息業務亦添置新器材，以配合訊息處理流量之增長。在二零零二年，集團購入兩個上海物業，代價為港幣二十七億元。

「其他業務」包括一個醫藥投資項目。在二零零二年，則購入中信資本市場控股有限公司的50%權益，代價港幣五億一千萬元。

Capital Expenditure

Capital expenditure in the Industrial Manufacturing business in 2002 and 2003 was to construct a new processing plant, Marketing and Distribution purchased additional vehicles for its motor leasing activities in 2003, Communications installed equipment to match the growth in its traffic volume. In 2002, two properties were purchased in Shanghai for HK$2.7 billion.

Include in 'Other Sectors' is investment in a pharmaceutical project. In 2002, a 50% interest in CITIC Capital Market Holdings Limited was purchased for HK$510 million.

資本開支 *港幣百萬元*	Capital Expenditure *HK$ million*	**2003**	2002
工業製造	Industrial Manufacturing	**545**	280
銷售及分銷	Marketing & Distribution	**211**	272
其他業務	Other Sectors	**187**	704
信息業	Communications	**185**	216
發電	Power Generation	**144**	120
物業	Property	**104**	2,893
基礎設施	Civil Infrastructure	**5**	156

集團之流動資金及資本來源

一般政策

中信泰富之策略為保持嚴謹之融資監控，以及維持高透明度。本集團之融資及現金管理運作均集中在總公司層次進行，藉以加強集團之風險管理、監控以及財務資源之運用。

中信泰富致力透過銀行及資本市場分散集資途徑。融資安排必須配合業務特點及現金流量情況。在可能情況下安排有限或無追索權之項目融資。

中信泰富之業務主要集中在香港及中國兩地，因此，集團需承受港元、美元及人民幣外滙波動之風險。中信泰富透過借貸或利用外滙合約安排，以有關資產或現金收益之幣種為非港元資產進行融資，務求將貨幣風險降至最低。由於中國之金融市場有所局限、加上監管限制（特別是人民幣未能自由兑換，以及國內之外滙遠期市場尚未發展），故上述目標未能時常達致。此外，由於「註冊資本」（一般規定最少佔總投資額25%至30%）必須以美元或港元投入，因此本集團之人民幣淨資產將不斷增加。在二零零三年十二月三十一日，本集團約21%之資產位於中國內地。

為穩定利息開支，集團在考慮整體市場趨勢、集團之現金流量以及利息倍數比率後，決定適當之固定息率/浮動息率借貸。除了固定息率借貸，本集團亦積極安排利率掉期交易，從而控制利息開支。

本公司只利用衍生工具對沖利率及滙率風險，嚴禁進行投機買賣。交易對手之信貸風險亦會審慎分析。一般而言，本公司只與信貸評級達A級或以上之金融機構交易，而本集團為了控制信貸風險，亦會考慮交易對手向本集團提供之信貸額。

Group Liquidity and Capital Resources

General Policies

The Group's policy is to maintain a high degree of financial control and transparency. Financing and cash management activities are centralised at head office level to enhance risk management, control and the best utilisation of financial resources of the Group.

Funding sources are diversified through utilisation of both the banking and capital market. Financings are arranged to match business characteristics and cash flows. Limited or non-recourse project finance is employed when it is available.

CITIC Pacific conducts business mainly in Hong Kong and mainland China, therefore is subject to market risk in the foreign exchange rate of HK Dollar, US Dollar and Renminbi. To minimise currency exposure, non Hong Kong dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitation in financial markets and regulatory constraints, particularly on investment into mainland China as Renminbi is not a free convertible currency and the on-shore forward market has not been developed. In addition, 'Registered Capital', which is usually accounts for about 25% to 30% of total investment amount, is required to be paid in US Dollar or HK Dollar. As a result, CITIC Pacific has an increasing exposure to the Renminbi. As of 31 December 2003, around 21% of the Group's assets were based in mainland China.

In order to stabilise interest costs despite rate movements, a suitable mixture of fixed rate / floating rate borrowings is determined after taking into consideration of the general market trend, the Group's cash flow pattern and interest coverage ratio. In addition to raise fixed rate debts, the Group actively employs interest rate swap transactions to manage long term interest cost.

The Company only uses derivative transactions for interest rate and currency hedging purposes, speculative trading is prohibited. Counterparties' credit risk are carefully reviewed. In general, the Company only deals with financial institutions with single A or above credit rating, and the counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

現金流量

由於本集團之大部份債項由控股公司安排，故各項業務為本公司帶來的現金流量，乃衡量本公司償還債項能力之重要指標。

Cash Flow

By design, most of the Group's debt is raised by the holding company, as such the amount of cash flow from each business to the Company is an important measure as to the Company's ability to service its debts.

各業務之現金流量	Cash Contribution by Business Segment		
港幣百萬元	*HK$ million*	**2003**	2002
基本建設	**Infrastructure**		
發電	Power Generation	**317**	395
基礎設施	Civil Infrastructure	**283**	2,323
信息業	Communications	**232**	101
航空	Aviation	**334**	361
物業	**Property**	**1,090**	1,732
銷售及分銷	**Marketing & Distribution**	**123**	334

此外，出售業務權益在二零零三年及二零零二年分別為本集團提供港幣六十二億元及港幣二十四億元之現金貢獻。至於出售有價證券，在二零零三年及二零零二年則分別為本集團提供港幣二億二千萬元及港幣二十三億元之現金貢獻。

In addition, sale of business interests contributed HK$6.2 billion and HK$2.4 billion in 2003 and 2002 respectively. Sale of marketable securities contributed HK$220 million and HK$2.3 billion in 2003 and 2002 respectively.


業務之現金流量
Cash Flow from Operations
港幣拾億元
HK$ billion
20
15
10
5
0
99
00
01
02
03

基本建設 Infrastructure
銷售及分銷 Marketing & Distribution
物業 Property
工業製造及其他 Industrial Manufacturing & Others
出售業務 Sale of Businesses


每股現金流量
Cash Flow per Share
港幣元
HK$
8.8
7.1
1.7
2.7
0.7
2.0
2.4
4.6
1.1
3.5
4.0
2.8
1.2
99
00
01
02
03

經常性收入之每股現金流量 From Regular Cash Flow per Share
出售業務之每股現金流量 From Cash Flow per Share from the Sale of Businesses

綜合現金流量概覽	Consolidated Cash Flow Summary		
港幣百萬元	*HK$ million*	**2003**	2002
現金淨額來自	Net Cash generated from		
綜合業務	consolidated activities	**1,535**	4,483
共同控制實體	jointly controlled entities	**23**	(88)
聯營公司	associated companies	**(266)**	1,795
投資	investments	**263**	2,194
出售業務權益及有價證券	Sale of business interests and marketable securities	**6,370**	916
資本開支及於新業務之投資	Capital expenditure and investment in new businesses	**(1,207)**	(3,440)
稅項	Tax	**(148)**	(226)
利息淨額	Net interest	**(397)**	(545)
		6,173	5,089
已支付股息	Dividends paid	**(4,377)**	(1,971)
借貸增加/(減少)	Increase / (Decrease) in borrowings	**1,151**	(5,188)
現金及等同現金之減少	Decrease in cash and cash equivalents	**(3,226)**	(7,159)
		2,947	(2,070)

集團債項及流動資金

本集團現金流量維持強勁和穩定，並在七月初收到上海之公路、橋樑及隧道項目之出售款港幣六十二億元。截至二零零三年十二月三十一日，本集團之借貸總額為港幣一百零五億元（二零零二年十二月三十一日：港幣九十三億元），而現金及銀行存款則為港幣五十五億元，負債淨額為港幣五十億元，而二零零二年十二月三十一日之負債淨額則為港幣六十七億元。槓桿比率根據負債淨額佔資本總額以及負債淨額佔股東資金計算，分別為11%及13%（二零零二年十二月三十一日：14%及16%）。

Group Debt and Liquidity

The Group's cash flow remains very strong and stable and of particular note was the receipt of HK$6.2 billion in early July from the sale of Shanghai road, bridges and tunnels projects. As of 31 December 2003, the Group's total outstanding debt was HK$10.5 billion (31 December 2002: HK$9.3 billion), cash and deposits with banks were HK$5.5 billion giving a net debt of HK$5.0 billion compared to HK$6.7 billion at 31 December 2002. Leverage, measured by the net debt to total capital and net debt to shareholders' funds, was 11% and 13% respectively (31 December 2002: 14% and 16%).

負債總額

負債總額因償還銀行借貸而減少。於二零零三年十二月三十一日，兩年內到期之借貸佔負債總額14%，而本集團於該日之銀行存款為港幣五十五億元，超過於二零零三年到期償還之貸款。

Total Debt

Total debt decreased due to the repayment of bank borrowings. The debt at 31 December 2003 that will be mature in 2 years' time amounted to 14% of the total debt and at that date the Group had deposits with banks of HK$5.5 billion exceeding the loans due for repayment in 2003.



負債總額
Total debt
港幣拾億元
HK$ billion
20
15
10
5
0
99
00
01
02
03
一年內 In the first year
兩年內 In the second year
三至五年內（包括首尾兩年）
In the third to fifth year inclusive
五年後 After fifth year

未償還負債之到期結構

本集團積極管理及延展集團之債務到期結構，以確保集團每年到期之債務不會超出同年預期之現金流量及集團在該年度為有關債務進行再融資之能力：

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year:

以港幣百萬元計算 *in HK$ million*	2004	2005	2006	2007	2008	二零零九年及以後 2009 and Beyond	合計 Total	百分率 Percentage
母公司[1] Parent Company[1]	27	133	1,715	1,877	1,600	3,510	8,862	84%
附屬公司 Subsidiaries	847	517	137	105	60	0	1,666	16%
未償還負債總額 Total Outstanding Debt	874	650	1,852	1,982	1,660	3,510	10,528	100%
百分率 Percentage	8%	6%	18%	19%	16%	33%	100%	

1. 包括一間專為特定目的而成立之全資附屬公司所發行總值四億五千萬美元之全球債券。

1. Including a US$450 million global bond which was issued by a wholly owned special purposes vehicle.

融資來源

截至二零零三年十二月三十一日，在本集團尚未提用之備用信貸中，港幣四十六億元為獲承諾之長期貸款，港幣十八億元為貨幣市場信貸額，而港幣二十一億元則為貿易信貸額。

Sources of Financing

As of 31 December 2003, the Group's undrawn available facilities consists of HK$4.6 billion in committed long term loans and HK$1.8 billion of money market lines. In addition, available trade facilities amounted to HK$2.1 billion.

港幣百萬元	*in HK$ million*	貸款總額 Total Facilities	未償還金額 Outstandings	備用信貸 Available Facilities
獲承諾貸款	**Committed Facilities**			
銀行貸款	Bank Loans	10,346	5,744	4,602
全球債券	Global Bonds	3,510	3,510	0
私人配售	Private Placement	780	780	0
		14,636	10,034	4,602
未獲承諾貸款	**Uncommitted Facilities**			
貨幣市場信貸額	Money Market Lines	2,243	477	1,766
貿易信貸額	Trade Facilities	2,488	390	2,098

財務狀況一覽

以下為本集團於二零零三年十二月三十一日之負債所涉及類別、利率、到期年份以及幣種分析：

Financial Position at a Glance

The charts below show the type, interest rate, maturity and currency profiles of borrowings of the Group as at December 31, 2003.

備用信貸
Available Facilities

合共港幣八十四億七千萬元
Total HK$8.47 billion


54%
21%
25%
銀行貸款 Term Loan
貨幣市場 Money Market
貿易 Trade

未償還負債
Outstanding Debt

合共港幣一百零五億三千萬元
Total HK$10.53 billion


54%
33%
7%
6%
銀行貸款 Term Loan
債券 Bond
私人配售 Private Placement
貨幣市場 Money Market


按幣種分類之未償還負債
Outstanding Debt by Currency
44%
43%
6%
7%
港元借貸 HKD Loan
美元借貸 USD Loan
人民幣借貸 RMB Loan
其他幣種借貸 Other Currency Loans


按到期年份分類之未償還負債
Outstanding Debt by Maturity
8%
6%
53%
33%
一年內 In the 1st Year
兩年內 In the 2nd Year
三至五年內 3rd to 5th years
五年後 After 5th year


利率計算基準(超過一年)
Interest Rate Base (Over One Year)
港元 HKD
19%
81%
美元 USD
63%
37%
所有貨幣 All Currencies
35%
65%
固定 Fixed
浮動 Floating

合營公司及聯營公司之債務/現金

以下為合營公司及聯營公司之債務/現金詳情，根據香港普遍被採用之會計準則，此等債務/現金並不包括在集團之綜合賬目內。

Debt / Cash in Jointly Controlled Ventures and Associated Companies

The following table shows the debt / cash of jointly controlled ventures and associated companies which under Hong Kong generally accepted accounting standards is not consolidated into the Group's accounts.

業務分類 *港幣百萬元*	Business Sector *HK$ million*	總負債淨額/(現金) Total Net Debt/(Cash)	中信泰富應佔之負債淨額/(現金) Proportion of Net Debt/(Cash) attributable to CITIC Pacific	獲中信泰富或其附屬公司擔保之負債 Amount of debt guaranteed by CITIC Pacific or its subsidiaries
基本建設	**Infrastructure**			
發電	Power Generation	2,700	1,327	674
基礎設施	Civil Infrastructure	3,156	1,166	
信息業	Communications	631	438	
航空	Aviation	18,932	4,136	
銷售及分銷	**Marketing & Distribution**	793	400	
物業	**Property**	(315)	(121)	
其他	**Others**	(193)	(98)	
		25,704	7,248	674

又一城及愉景灣項目全部由股東出資，並無向外借貸；其他聯營公司及合資企業（上表披露以外）為本身業務進行之融資均對股東無任何追索權。

Festival Walk and Discovery Bay are financed by their shareholders and do not have external borrowings; other associated companies and joint ventures (other than disclosed in the above table) raise debt to finance their operational activities without recourse to their shareholders.

衍生工具

中信泰富以不同形式之金融工具（包括衍生工具）調控利率及滙率風險。

本公司利用利率掉期，遠期利率協議及利率期權合約對沖風險或更改其借貸之利率特點。中信泰富訂立貨幣掉期合約，藉以更改借貸貨幣，管理外匯風險。本公司亦會使用外滙遠期/期權合約對沖外滙風險。

Derivative Products

CITIC Pacific employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates.

The Company uses interest rate swaps, forward rate agreements and interest rate option contracts to hedge exposures or to modify the interest rate characteristics of its borrowings. CITIC Pacific enters into cross currency swap contracts to change the denomination of its borrowings as part of its management to limit foreign currency exposures. Foreign exchange forward / option contracts are also used to hedge foreign currency exposure.

截至二零零三年十二月三十一日，本公司共有約港幣二十八億元之利率掉期協議。涉及之公平價值約為負港幣九千四百萬元，該價值將會大部份由被對沖之資產或負債之經濟價值改變所抵銷。根據該等協議，中信泰富須與交易對方互換固定或浮動利率(固定利率置換為浮動利率，或浮動利率置換為固定利率)。但不涉及本金之交換。如本公司認為合適，亦會採用其他金融工具如遠期利率協議等，務求穩定整體借貸成本。

截至二零零三年十二月三十一日，在利率掉期後本集團之借貸總額中，浮動利率借貸約佔62%。其餘38%則以固定利率計息，平均年期為五年。二零零三年之加權平均借貸成本(包括費用及對沖成本)為4.6%，與去年相同。

於二零零三年十二月三十一日，在利率掉期前後本集團之借貸及銀行存款之幣種如下：

As of 31 December 2003, the Company had interest rate swap agreements outstanding with a notional amount of approximately HK$2.8 billion and a fair value of around negative HK$94 million which is largely offset by the change of economic value of the asset or liability being hedged. Under these agreements, CITIC Pacific is to exchange fixed to floating or floating to fixed interest with its counterparties, without the exchange of the underlying notional amounts. Other financial instruments such as forward rate agreements may be employed when deemed appropriate to stabilise the overall cost of borrowings over time.

As of 31 December 2003, approximately 62% of the Group's total borrowings after swap bore interest at floating rates and the remaining 38% were at fixed rates with average period of 5 years. The weighted average all-in cost of debt, including fees and hedging costs in 2003 was about 4.6%, the same as a year before.

The denomination of the Group's borrowings before and after currency swap and deposits with banks at 31 December 2003 were:

幣種 *港幣百萬元等值*	Denomination *HK$ million Equivalent*	港幣 HK$	美元 US$	人民幣 Renminbi	日圓 Yen	其他 Other	合計 **Total**
原本幣種之借貸	Borrowings in original currency	4,634	4,505	597	614	178	**10,528**
貨幣掉期後之借貸	Borrowings after Currency Swap	7,201	1,938	597	614	178	**10,528**
存款	Deposits	292	4,117	905	156	41	**5,511**
掉期後之借貸(現金)淨額	Net Borrowings (Cash) after Swap	6,909	(2,179)	(308)	458	137	**5,017**

財務擔保及抵押資產

於二零零三年十二月三十一日，未反映在中信泰富綜合負債之擔保合共約港幣六億七千四佰萬元，主要包括中信泰富按其控股比例為吉林發電廠之銀行融資所提供之個別擔保。

在二零零三年十二月三十一日，為數港幣五千三百萬元之資產用作附屬公司銀行信貸之抵押，主要涉及大昌行之海外貿易業務。

Financial Guarantees and Pledged Assets

The aggregate outstanding amount of guarantees issued by the holding company CITIC Pacific Ltd which were not included in consolidated borrowings was approximately HK$674 million as of 31 December 2003 primarily related to a several guarantee to support CITIC Pacific's share of the loan facilities at Jilin Power Station.

As at 31 December 2003, assets of HK$53 million were pledged to secure banking facilities utilised by subsidiaries, mainly related to Dah Chong Hong's overseas trading business.

或然負債

在二零零三年十二月三十一日，本集團之或然負債與去年底比較並無重大改變。

Contingent Liabilities

As at 31 December 2003, the Group's contingent liabilities had not changed significantly from the last year end.

槓桿比率

截至二零零三年十二月三十一日，負債淨額佔資本總額11%，而二零零二年底則為14%。

Leverage

Net debt divided by total capital was 11% at 31 December 2003 compared with 14% at the end of 2002.



槓桿比率
Leverage
港幣拾億元 HK$ billion
60
50
40
30
20
10
0
22%
20%
19%
14%
11%
99
00
01
02
03

資本總額 Total Capital

負債淨額佔資本總額% Net Debt/Total Capital %

負債淨額 Net Debt



利息倍數
Interest Cover
港幣拾億元 HK$ billion
6
5
4
3
2
1
0
4x
5x
6x
12x
8x
99
00
01
02
03

不包括利息支出、稅項、折舊及攤銷之溢利淨額 EBITDA

不包括利息支出、稅項、折舊及攤銷之溢利淨額佔利息支出 (x = 倍)
EBITDA/Interest Expense (x = times)

利息支出 Interest Expense

利息倍數

截至二零零三年十二月三十一日止年度，不包括利息支出、稅項、折舊及攤銷之溢利淨額除以利息支出為7.8，而二零零二年則為11.7，原因為年內縱使溢利下跌66%，但利息支出總額只減少18%。

Interest Cover

EBITDA divided by interest expense for the year ended 31 December 2003 was 7.8 compared to 11.7 in 2002, due to the 66% decrease in profit but only a 18% decrease in total interest expense in the year.

借貸承諾

為了管理集團借貸結構以及債項方面之規定，中信泰富已制訂一套標準貸款承諾。財務承諾包括資本淨值最低保證、借貸總額佔資本淨值之最高比率以及抵押資產佔集團總資產之上限。在二零零三年十二月三十一日，本集團均符合上述要求。

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are limited to minimum net worth undertaking; a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. As of 31 December 2003, CITIC Pacific is in compliance with these requirements.

信貸評級

穆迪投資及標準普爾給予本公司之外幣長期信貸投資評級分別為Baa3及BBB-。兩項評級均顯示本公司之信貸前景穩定，反映中信泰富之財務狀況健全，包括負債比率低、業務多元化及現金流量強勁等有利條件。截至二零零三年十二月三十一日止年度，集團之槓桿比率（根據負債淨額佔資本總額計算）為11%，而利息倍數（根據不包括利息支出、稅項、折舊及攤銷之溢利淨額除以利息支出計算）則為7.8。集團深信，與其他評級相同之公司比較，本集團之上述財務指標更勝一籌。本公司之目標為維持既有之穩健財務政策，務求進一步提升其信貸評級。

Credit Ratings

The Company has been assigned investment grade foreign currency long term credit rating of Baa3 by Moody's Investor Service and BBB- by Standard & Poor's. For both ratings the credit outlook is stable, reflecting CITIC Pacific's strong financial profile including low leverage, diversified business and strong cashflow. The Group's leverage, measured by the net debt to total capital was 11% while interest cover, defined as EBITDA divided by interest expense, was 7.8 for the year ended 31 December 2003. We believe that these financial indicators were stronger compared to companies with the same credit rating grade. The Company's objective is to maintain its financial discipline aiming to improve its credit rating going forward.

前瞻聲明

本年報載有若干涉及本集團財政狀況、業績及業務之前瞻聲明。該等前瞻聲明乃本公司對未來事件之預期或信念，且涉及已知及未知風險及不明朗因素，而此等因素足以令實際業績、表現或事態發展與該等聲明所表達或暗示之情況存在重大差異。

前瞻聲明涉及固有風險及不明朗因素。敬請注意：多項因素均可令實際業績有別於任何前瞻聲明所預測或暗示之業績；在若干情況下，更可能存在重大差異。

Forward Looking Statements

This Annual Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

十年統計
10 Year Statistics

年終（港幣百萬元）	At year end (HK$ million)	1994	1995	1996	1997	1998	1999	2000	2001	2002	**2003**
股東資金	Shareholders' funds	25,426	26,971	36,912	40,538	42,032	38,240	41,304	41,489	42,538	**38,826**
每股（港幣元）	per share (HK$)	12.61	13.40	17.30	19.06	19.76	17.98	18.81	18.95	19.44	**17.74**
負債	Debt										
負債	Debt	9,747	9,706	10,243	23,302	22,075	18,563	15,709	14,639	9,267	**10,528**
銀行存款	Bank deposits	796	614	594	710	900	8,044	5,201	4,631	2,545	**5,511**
淨負債佔資本總額	Net debt / total capital	26%	25%	21%	36%	34%	22%	20%	19%	14%	**11%**
利息倍數（倍）	Interest cover (times)	9	10	19	6	4	4	5	6	12	**8**
資金運用	Capital employed	35,173	36,677	47,155	63,840	64,107	56,803	57,013	56,128	51,805	**49,354**
固定資產	Fixed assets	8,884	9,045	9,929	10,472	11,765	11,916	13,433	14,702	15,804	**15,526**
共同控制實體	Jointly controlled entities	331	509	798	859	831	1,396	2,019	2,365	3,582	**4,085**
聯營公司	Associated companies	19,692	20,046	25,393	38,812	38,799	20,987	23,630	22,893	22,377	**22,805**
投資	Investments	4,304	5,644	9,183	11,170	11,548	14,511	9,264	8,070	7,092	**1,027**
市值	Stockmarket capitalisation	38,000	53,000	95,800	65,520	35,530	62,230	60,720	37,993	31,514	**43,332**
股東總數	Number of shareholders	7,256	6,545	6,215	8,642	14,987	13,506	9,808	11,044	12,260	**12,198**
員工	Staff	10,000	11,500	11,750	11,800	11,871	10,490	11,354	11,733	11,643	**12,174**

年度（港幣百萬元）	*For the year (HK$ million)*										
除税後淨溢利	Net profit after tax										
除税後淨溢利	Net profit after tax	977	2,963	6,769	7,201	2,628	2,735	3,291	2,110	3,875	**1,305**
每股（港幣元）	per share (HK$)	0.50	1.47	3.18	3.38	1.24	1.29	1.49	0.96	1.77	**0.60**
主要業務的溢利貢獻	Contribution by major business										
航空	Aviation		707	1,054	702	(11)	659	1,475	324	1,263	**421**
基礎設施	Civil Infrastructure		467	800	1,099	1,382	1,292	1,320	1,362	1,238	**635**
信息業	Communications		974	648	322	65	51	92	295	553	**234**
發電	Power Generation		186	186	170	230	440	314	281	245	**229**
銷售及分銷	Marketing & Distribution		277	330	360	330	230	226	119	227	**264**
物業	Property		734	602	1,587	270	740	422	633	894	**508**
工業製造	Industrial Manufacturing		39	21	2	18	22	29	95	126	**178**
消費信用	Consumer Credit		78	89	84	167	–	–	–	–	**–**
投資物業重估減值	*Investment Properties Revaluation Deficit*		–	–	–	–	–	–	–	–	***(587)***
不包括利息支出、税項、折舊及攤銷之溢利淨額	EBITDA	1,975	4,040	4,321	5,706	4,739	4,763	5,240	3,944	5,731	**3,133**
每股股息（港幣元）	Dividends per share (HK$)										
普通	Regular	0.48	0.55	0.62	0.70	0.70	0.75	0.85	0.80	1.00	**1.00**
特別	Special	–	–	0.30	0.30	–	2.00	–	–	1.00	**–**
倍數（倍）	Cover (times)	1.0	2.7	2.7	2.7	1.8	1.7	1.8	1.2	1.8	**0.6**

附註：

1. 一九九四年的主要業務的溢利貢獻資料欠奉。

2. 由於本集團採納了經修訂之香港會計準則第12號「所得税」，所以二零零二年度之數字有所調整。至於二零零一年度及以前之數字，並無因本集團採納該項新修訂會計準則而作出相應調整，以茲比較。

Note:

1. Information of contribution by major business for 1994 is not available.

2. Figures have been adjusted in year 2002 following the adoption of revised accounting standard of SSAP 12 'Income Tax'. For comparative purposes, the figures for years 2001 and before have not been adjusted for effects on the adoption.

人力資源
Human Resources

在二零零三年十二月三十一日，本集團位於香港之總公司，主要附屬公司及擁有超過50%股權的合資企業合共僱用員工12,174人（二零零二年：11,643人）。中國內地僱員人數上升至7,827人（二零零二年：7,168人），香港僱員人數則下降至4,129人（二零零二年：4,255人）。其他國家之僱員人數則維持在218人（二零零二年：220人）。

香港及鄰近地區爆發非典型肺炎，直接影響集團員工之日常生活及正常業務運作，在面對眾多挑戰，員工仍竭力研究並採納新措施以提升效率，力求達致更佳之工作表現。

As at the end of December 2003, the Group employed 12,174 staff (2002: 11,643) in its headquarters in Hong Kong and its principal subsidiaries and joint venture companies with more than 50% equity stake. Employees working in mainland China increased to 7,827 (2002: 7,168) while those working in Hong Kong decreased to 4,129 (2002: 4,255). The number of employees in other countries remains steady at 218 (2002: 220).

The SARS outbreak in Hong Kong and in the region produced many challenges to our staff both in their daily life and in re-organising the way business was conducted to ensure normal operations could continue under all possible circumstances. Efforts to take new initiatives to improve efficiency with a view to attaining higher levels of performance continued.

按主要城市分類之僱員人數
Staff in Major Cities



4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
香港 Hong Kong
北京 Beijing
上海 Shanghai
江蘇省 江陰 Jiangyin, Jiangsu Province
江蘇省 無錫 Wuxi, Jiangsu Province
廣東省 廣州 Guangzhou, Guangdong Province
其他中國城市 Other China Cities
其他國家 Other Countries

2003 2002

按業務分類之僱員人數
Staff in Business Segments



6,000
5,000
4,000
3,000
2,000
1,000
0
總辦事處 Head Office
基礎設施 Civil Infrastructure
信息業 Communications
發電 Power Generation
銷售及分銷 Marketing & Distribution
物業 Property
工業製造 Industrial Manufacturing
其他 Others

2003 2002

人力資源管理

中信泰富致力採取一致及公正之人力資源管理模式，令集團及其員工皆能互相得益。本集團亦認同及尊重個人權利，採納並落實平等僱傭政策。此乃本集團紀律守則內部份之要求，而守則亦同時涵蓋商業道德多個範疇。本集團規定每位員工均須遵守該守則，而所有部門主管亦有責任向有關人士闡釋本集團紀律守則之規定。

員工薪酬

中信泰富致力吸引、挽留及激勵具備有相關技能、知識及能力之員工，以拓展、支持及延續本集團之成就。僱員之現金報酬一般包括基本薪酬及浮動薪酬，而浮動薪酬主要為與表現掛鈎之花紅，根據公司業績及員工個人之表現而酌情發放。高級管理人員的現金報酬中，較大部份由浮動薪酬組成，此措施反映出對集團業績及盈利能作出貢獻的員工，集團會作出適當獎勵。

鑑於本集團業務多元化，加上業務覆蓋地域廣闊，故本集團非常重視地方文化之特色，並致力制訂靈活之薪酬政策。但所有薪酬政策均貫切一個基本原則，即以員工之表現及對集團之貢獻作為獎勵員工之基礎。鑑於浮動薪酬的應用及所發放對象都日漸寬鬆及普及，本集團在過去兩年已把浮動薪酬取代多個形式的保證花紅及定額花紅，此改變並得到員工接受及支持。此外，中信泰富每年均檢討員工之薪酬及福利計劃，以確保整體待遇對內公平公正，對外與業務所在地及業界水平相若，並能配合本集團業務發展需要。本集團大部份成員公司均符合是項政策。

Human Resources Management

CITIC Pacific strives to be consistent and fair in administering its human resources management practices to the mutual benefit of its employees and the Group. The Group recognises and respects individual's rights and adheres to non-discriminatory employment policies and practices and this is part of our Code of Conduct, which also covers many aspects of business ethics. Every employee of the Group is required to follow this Code and heads of business units are charged with the responsibility of disseminating the Group's requirements to the people concerned.

Employee Compensation

CITIC Pacific aims to attract, retain and motivate employees who have the relevant skills, knowledge and abilities to develop, support and sustain the continued success of the Group. Employee's cash remuneration typically comprises a base salary and a variable compensation, mainly in the form of a performance-related discretionary bonus which is based on the Company's and the individual's performance. Senior management of the Group receives a substantially higher portion of their cash remuneration in performance bonus, reflecting their ability to influence business outcomes and financial performance.

Due to its diverse business activities and extended geographical coverage, the Group is mindful of the unique characteristics of local culture and endeavours to be flexible in its compensation policies. One fundamental principle that underpins all compensation policies is the belief in rewarding staff members in accordance with their performance and contributions to the Group. In keeping with the world trend towards more use of variable pay and expanded eligibility, the Group has in the past two years undertaken to replace many forms of guaranteed and fixed bonuses with variable compensation, which has the acceptance and support of staff members. On an annual basis, the Group reviews the cash compensation and benefit programs provided for its employees to ensure that the overall compensation is internally equitable, consistent with local and industry norms, as well as in support of the Group's business strategy. Towards this end, Group companies are largely in conformity with this policy.

在二零零三年，本公司曾調查市場上董事袍金之水平。一個增加董事袍金之建議將於股東週年大會上提呈，建議內容如下：

A review was conducted in 2003 of the market practice for directors' fees and a proposal will be made at the Annual General Meeting to increase Directors' fees as follows:

港幣元	HK$	建議金額 Proposed	現時金額 Current		
董事	Director	150,000	主席	Chairman	120,000
			其他董事	Other directors	100,000
審核委員會成員	Audit Committee Member	100,000	主席	Chairman	100,000
薪酬委員會成員	Remuneration Committee Member	50,000			無 Nil

薪酬委員會

董事會在二零零三年八月二十七日之會議上通過成立薪酬委員會。委員會第一次會議已於二零零三年十二月八日召開，審批各執行董事及主要行政人員之薪酬及花紅，以及檢討本集團之薪酬政策。薪酬委員會全體成員均有出席是次會議。

有關中信泰富股份獎勵計劃二零零零之資料連同授出購股權之詳情，載於第75至第76頁。董事酬金總額為港幣九千五百五十萬元（二零零二年：港幣一億九百七十萬元）。有關董事酬金之進一步資料，載於第107頁。

Remuneration Committee

The Board established a Remuneration Committee at its meeting on 27 August 2003 and the first meeting was held on 8 December 2003 to review and approve the salary and bonus of the executive directors and certain key executives and also review the remuneration policy of the Group. All members of the Remuneration Committee attended.

Details of the CITIC Pacific Share Incentive Plan 2000 and the granting of options are reported on pages 75 to 76. Total remuneration paid to directors was HK$95.5 million (2002: 109.7 million) and further information on Directors' Emoluments can be found on page 107.

退休福利

為順應香港市場趨勢及提升行政效率，極大部份的中信集團退休計劃成員均同意參加中信集團強制性公積金計劃，以取代中信集團退休計劃。成員可選擇參加富達退休集成信託計劃或恒生強積金精選計劃，兩個計劃分別提供共十四個基金以供成員作投資選擇。與此同時，集團亦理解員工各有不同之事業及個人目標，故由二零零三年八月一日起將香港員工之退休年齡改為55歲。

至於中國及其他國家之僱員退休福利，則主要根據當地之僱傭法例規定而制定。

Retirement Benefits

In line with market trends in Hong Kong and to achieve administrative efficiency, the majority of the members of The CITIC Group Retirement Plan ('ORSO Plan') consented to its replacement by The CITIC Group Mandatory Provident Fund Scheme ('MPF Scheme') – with a choice of 14 funds managed by the Fidelity Retirement Master Trust and the Hang Seng Mandatory Provident Fund – SuperTrust. At the same time, recognizing that employees have diverse career and personal goals, the Group's retirement age in Hong Kong was changed to 55 effective from 1 August 2003.

Retirement benefits for employees in mainland China and other locations are based primarily on local mandatory requirements.

培訓及發展

中信泰富致力提供健康之企業環境，讓員工各展所長，並鼓勵他們工餘進修，不斷自我增值。除了定期邀請專業機構舉辦研討會及課程外，本集團亦定期為員工提供內部培訓，藉以協助員工改善工作表現，為將來發展做好準備。如有需要，本集團會安排外界服務機構舉辦專題訓練課程，包括管理發展、工作地點安全、最新技術介紹等。在非典型肺炎爆發期間，縱使員工面對面接觸相應減少，但集團仍致力維持有限度之基本產品及技能培訓。

為加強工作地點之安全，集團屬下公司之安全及健康委員會定期召開會議，除了檢討各項相關措施外，亦向公司建議適合員工參與之培訓計劃。

此外，中信泰富亦相信要投資在社會年青一輩之培訓及發展。集團已在旗下附屬公司設立多項學徒訓練計劃，並參與香港政府為年青離校人士推出之展翅計劃。

Training & Development

CITIC Pacific is committed to providing a healthy organisational environment conducive to each individual's development. Employees are encouraged to commit to continuous improvement by taking responsibility for their own learning and self-development. Seminars, courses by professional institutions and in-house training are organised regularly to help employees improve job performance and prepare for future development. Where applicable, the Group arranges external service providers to conduct customised training programs on specific subjects such as managerial development, work place safety and updates on new technology. Despite the restricted interface between employees during the SARS outbreak, the Group undertook to ensure that essential product and skill training were continued albeit on a limited scale.

To promote work place's safety, the safety and health committees in Group companies meet regularly to review related measures and recommend appropriate training for staff.

CITIC Pacific also believes in investing in the training and development of the younger members of society. The Group has put in place various apprentice training programs in different industries of subsidiary companies. It also participates in the Hong Kong Government's Youth Pre-employment Training Program for young school leavers.

社會服務
In the Community

本集團及其員工一向支持本地社會活動。一如以往多年，本集團在支持慈善工作及推廣教育、環保、康體、文化及藝術各方面不遺餘力，積極贊助在香港、中國及海外舉辦之多項活動。其中香港公益金及紅十字會更是中信泰富及其附屬公司長期支持之機構，除踴躍捐款外，更積極參與各項推廣及籌款活動。為了向非典型肺炎受害者提供經濟援助，本集團與員工均踴躍向多個非典型肺炎基金捐款。與此同時，本集團亦向北京及上海之慈善及教育基金捐款，而內地員工亦曾參與植樹以及當地其他文化及慈善活動。

The Group and its employees support the local communities it operates. As in the past many years, the Group supports charitable work and the promotion of education, environment protection, sports, culture and the arts by sponsoring many activities in Hong Kong, mainland China and overseas. Most notably, the Group and its subsidiary companies have been long-term supporters of the Community Chest of Hong Kong and the Red Cross by making donations and participating in their campaigns and fund raising activities. To provide financial assistance to the victims of SARS, the Group and its employees also donated generously to various SARS support funds. The Group is also an active donor to various charitable and educational funds in Beijing and Shanghai, and employees in mainland China took part in activities such as tree planting, and other cultural and charitable events in the community.

公司管治
Corporate Governance

中信泰富致力在公司管治方面達致卓越水平及奉行第一等級之商業操守，超出公司條例、會計準則及聯交所指定之要求。集團之公司管治以透明度高、獨立、負責、可靠以及公平為原則。

CITIC Pacific is committed to excellent standards of corporate governance and first class business practices extending beyond compliance with the mandatory requirements such as that of the Companies Ordinance, accounting standards and the Stock Exchange. Our principles of corporate governance emphasize transparency, independence, accountability, responsibility and fairness.

董事會

董事會現由十名執行董事及六名非執行董事組成。根據將於二零零四年三月三十一日生效之經修訂聯交所上市規則，在該六名非執行董事中，四名具有「獨立」身份（董事之個人資料載於第62至第65頁）。獨立非執行董事及非執行董事分別佔董事會人數四分之一及38%。如有需要，所有董事及董事會轄下之委員會均可向外尋求獨立之法律及其他專業意見，相關費用由本集團承擔。根據本公司之公司章程，所有董事必須輪值告退，亦必須先獲得股東在股東週年大會上投票支持方可膺選連任。

董事會於二零零三年召開四次會議，以檢討本集團及旗下營業單位之財政及營運表現，以及通過未來之發展策略。在過去五年，本公司董事會之會議次數以及董事在有關會議之出席率詳情如下：

The Board

The Board currently comprises ten executive and six non-executive directors of whom four are 'independent' under the revised Stock Exchange Listing Rules coming into force on 31 March 2004 (the biographies of the directors are set out on pages 62 to 65). Independent non-executive directors are one-quarter and the total non-executive directors are 38% of the Board. All directors and committees established by the Board have recourse to external legal counsel and other professionals for independent advice at the Group's expense if they require it. Under the Company's articles of association all directors are subject to retirement by rotation and their re-election is subject to a vote of shareholders at the Annual General Meeting.

The Board meets four times in 2003 to review the financial and operating performance of the Group and other business units, and approve future strategy. The number of meetings held and the attendance record of the Board members at these meetings in the last five years are as follows:

		2003	2002	2001	2000	1999
董事會會議次數	Number of Board meetings	4	4	4	4	4
出席率	Attendance					
執行董事	Executive	84%	85%	89%	89%	100%
非執行董事	Non-Executive	100%	100%	50%	75%	100%
獨立非執行董事	Independent Non-Executive	100%	86%	96%	83%	96%
全體董事	All Board members	90%	86%	89%	86%	98%

內部監控系統

董事會明白本身有責任維持一個適當之內部監控系統，以及確保能盡早向股東及公眾人士如實報告集團之業務狀況。

本集團之會計系統及內部監控旨在提供合理保障，確保資產避免因擅用或未經授權處理而引致損失，交易均獲管理層授權下進行，財務記錄準確可靠，以及財務報告能真實而公平地反映業務狀況。

董事會轄下之委員會

董事會轄下包括一個常務委員會、一個審核委員會以及一個薪酬委員會。

常務委員會

董事會轄下之常務委員會，由執行董事及高層管理人員組成，負責本集團之業務營運，包括執行董事會所採納之主要策略及措施。常務委員會每月召開一次會議，專責檢討本集團之財政及營運事宜，並制訂有關決策。

審核委員會

審核委員會於一九九五年成立，專責向董事會提供意見及建議。現時委員會之成員包括：

韓武敦先生—主席
張偉立先生
陸鍾漢先生

在本報告之日，所有審核委員會成員均為獨立非執行董事。鑑於張偉立先生為中信泰富提供專業服務，因此，根據由二零零四年三月三十一日起生效之上市規則，張先生將不再具有「獨立」身份。

System of Internal Controls

The Board recognises its responsibility for maintaining an adequate system of internal control and prompt and transparent reporting its activities to shareholders and to the public.

The accounting system and internal controls of the Group are designed to provide reasonable assurance that assets are safeguarded against losses from unauthorised use or disposition, that transactions are executed in accordance with management authorisation, the financial records are reliable and financial statements show a true and fair view of the business.

Board Committees

The Board has established an executive committee, an audit committee and a remuneration committee.

Executive Committee

The Board has established an Executive Committee of executive directors and senior managers with responsibilities for running the Group's business, including the implementation of major strategies and initiatives adopted by the Board. The Executive Committee meets monthly to review and make decisions on financial and operational matters of the Group.

Audit Committee

The Audit Committee was established in 1995 to provide advice and recommendations to the Board. Its current members include:

Mr Alexander Reid Hamilton - Chairman
Mr Willie Chang
Mr Hansen Loh Chung Hon

All Committee members are independent non-executive directors until the revised Listing Rules become effective on 31 March 2004. As under the revised Listing Rules, Mr Willie Chang will cease to be 'independent' due to his professional work for CITIC Pacific.

審核委員會成員具有不同行業之豐富經驗，委員會主席亦屬財務及審核工作之專才。委員會每年與高級管理人員及核數師(包括內部及外界核數師)召開四次會議。

The Committee members possess diversified industry experience and the Chairman is an expert on financial and auditing matters. The Committee meets four times each year, together with senior management and auditors, both internal and external.

審核委員會之主要職責為檢討外界核數師之聘任、核數師酬金、辭職或辭退等事宜；與外界核數師審議其獨立性、核數之性質及範圍；在向董事會提呈半年及全年財務報表之前先審閱該等報表，特別是審閱具判斷性之內容；審閱外界核數師之管理建議書以及管理層之回覆；檢討本集團之內部監控系統；檢討內部審核計劃及所得之結果；以及檢討本集團對下文所述守則之恪守程度。

The Audit Committee's main responsibilities are to consider the appointment of the external auditors, their audit fee, resignation or dismissal; to discuss with external auditors their independence and the nature and scope of the audit; to review the half-year and annual financial statements, particularly judgmental areas, before submission to the Board; to review the external auditors' management letter and management's response; to review the Group's internal control system; to review internal audit programme and findings; and to review the Group's adherence to various Codes described below.

在二零零三年，在一次會議中部份時段，只由審核委員會成員與外界核數師雙方進行會議。在過去五年，審核委員會會議之次數以及成員在有關會議之出席率(包括審閱二零零三年賬目之會議)詳情如下：

During 2003 part of a meeting was attended only by the Committee members and the external auditors. The number of meetings held and the attendance of the members of the Audit Committee at these meetings for the last five years including the meeting to approve the 2003 accounts are as follows:

		2003	2002	2001	2000	1999
會議次數	Number of meetings held	4	4	4	4	4
出席率	Attendance					
獨立非執行董事	Independent Non-Executive Directors	100%	100%	100%	100%	100%
首席財務主管	Chief Financial Officer	100%	100%	100%	100%	100%
集團財務總監	Group Financial Controller	100%	100%	100%	100%	100%
內部核數師	Internal auditor	100%	100%	100%	100%	100%
外界核數師	External auditors	100%	100%	100%	100%	100%

董事會轄下之審核委員會、管理層以及本公司之內部及外界核數師已共同審閱本公司二零零三年之財務報表，並建議董事會接納。

The Audit Committee of the Board has reviewed the 2003 financial statements with management and the Company's internal and external auditors and recommended its adoption by the Board.

薪酬委員會

薪酬委員會於二零零三年成立，專責檢討及審批所有執行董事及高級行政人員之薪酬及花紅，及檢討集團之薪酬政策。第一次會議在二零零三年十二月八日舉行，出席率為100%。直至新修訂之上市規則於二零零四年三月三十一日生效前，所有薪酬委員會成員均為獨立非執行董事，現時成員包括：

何厚鏘先生—主席
張偉立先生
韓武敦先生

中信泰富薪酬政策詳情載於第51至52頁「人力資源」部份，「董事酬金」及「退休福利」載於第107頁及108頁之附註10及11。

內部稽核

集團內部稽核部對各級別的組織於一段期間內（在評估牽涉之風險後釐定）進行有系統之分析，藉以支援管理層。審核委員會每年批核審核計劃。集團內部核數師可在不受限制之情況下審查業務運作之每個環節，且可在彼認為有需要時直接聯絡各階層管理人員，包括主席或審核委員會主席。集團內部稽核部定期根據經批准之工作程序表向審核委員會提交報告供委員會審閱。

在二零零三年，本集團於上海成立一個內部稽核小組，旨在鞏固本集團之業務文化與企業既定之措施，以及加強鄰近地區業務之內部監控系統。現時小組由三名審核人員組成，直接向本公司位於香港之集團內部核數師匯報。

Remuneration Committee

The Remuneration Committee was established in 2003 to review and approve the salary and bonus of the executive directors and certain key executives and also review the remuneration policy of the Group. The first meeting was held on 8 December 2003 with the attendance rate of 100%. All Committee members are independent non-executive directors until the revised Listing Rules become effective on 31 March 2004 and its current members are:

Mr Norman Ho Hau Chong – Chairman
Mr Willie Chang
Mr Alexander Reid Hamilton

Details of CITIC Pacific's remuneration policies are in the Human Resources section on pages 51 to 52, directors' emoluments and retirement benefit, are disclosed in Notes 10 and 11 on pages 107 to 108.

Internal Audit

The Group Internal Audit Department supports management by carrying out a systematic review of all levels of organization over a period that is determined after an assessment of the risks involved. The Audit Committee endorses the audit plan annually. The Group Internal Auditor has unrestricted access to all parts of the business, and direct access to any level of management including the Chairman, or the Chairman of the Audit Committee, as he considers necessary. The Group Internal Audit Department submits regular reports for the Audit Committee's review in accordance with the approved work programme.

To reinforce the Group's business culture and the established corporate initiatives, and to strengthen the internal control system over business nearby, the Group has set up an internal audit function, currently comprising of three audit staff, in Shanghai in 2003, reporting directly to the Group Internal Auditor based in Hong Kong.

外界核數師

羅兵咸永道會計師事務所由一九八九年開始獲股東每年委任為中信泰富之法定核數師，該會計師事務所之報告載於第155頁。羅兵咸永道會計師事務所就其對本公司及本公司附屬公司進行之法定審核及税務事宜之費用約為港幣六百萬元（二零零二年：港幣五百萬元），而於本年內其甚少提供法定審核以外之其他服務。而並非由羅兵咸永道會計師事務所擔任審核工作之附屬公司之核數費用約為港幣六百萬元。

External Auditors

PricewaterhouseCoopers has been appointed by the shareholders annually as the CITIC Pacific's statutory auditor since 1989 and their report is on page 155. Approximately HK$6 million (2002: HK$5 million) was charged to the accounts of the Company and subsidiaries for PricewaterhouseCoopers' statutory audit and tax compliance services. The amount of non statutory audit service for the Company and subsidiaries provided by PricewaterhouseCoopers during the year was minimal. The fees for the audit of subsidiaries not performed by PricewaterhouseCoopers amounted to approximately HK$6 million.

守則

為確保業務上奉行最高之操守標準，本集團於一九九五年訂立「紀律守則」，為員工界定操守之標準及確定本集團之平等僱傭政策。本集團定期安排有關該守則之訓練課程予所有員工，而每年審核委員會亦收到實施有關守則及守則需予修訂之報告。

本集團亦按香港聯合交易所證券上市規則（「上市規則」）附錄十所載之「上市公司董事進行證券交易的標準守則」自行制訂「董事之證券交易守則」。於二零零三年間，本集團已遵守上市規則附錄十四所載之「最佳應用守則」。

本集團已響應「香港僱主聯合會」所制定之良好僱傭行為指引，以便提高良好及負責任之僱傭標準。

Codes

To ensure the highest standard of integrity in our businesses, in 1995 the Group adopted a Code of Conduct defining the ethical standards expected of all employees, and the Group's non-discriminatory employment practices. Training courses on the Code are held regularly for all employees and the Audit Committee receives a report on the operation, and the need for revision, of the Code every year.

The Group has issued its own Code for Securities Transactions by Directors that follows the Model Code for Securities Transactions by Directors of Listed Companies contained in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Listing Rules'). Throughout 2003 the Group has complied with the Code of Best Practice contained in Appendix 14 of the Listing Rules.

The Group has endorsed the guide to good employment practices issued by the Employers' Federation of Hong Kong to promote good and responsible employment standards.

關連交易

期內，中信泰富已透過報章公佈若干項「關連交易」。該等交易之詳情載於第71至74頁之「董事會報告」內，而相關之報章公佈可於本公司網頁（www.citicpacific.com）瀏覽。

Connected Transactions

During the period, CITIC Pacific has issued press announcements in respect of a number of 'connected transactions', details of which have been included in the Directors Report on pages 71 to 74 and the related press announcements can be viewed in the Group's website (www.citicpacific.com).

公平披露及投資者關係

中信泰富致力向所有希望獲得本公司資料之人士發放有關本集團之重要資料。本公司在透過香港聯交所發表公佈時，有關資料將同時發放予記者及投資分析員（倘知悉其電郵地址或圖文傳真號碼），並在短時間內登載於本公司網站供股東瀏覽。

中信泰富明白本身有責任向持有合法權益之人士交代其業務狀況及回應彼等之提問。在二零零三年，本公司定期接待及拜訪投資者，藉以闡釋本集團之業務。公眾人士、個別股東及投資分析員就有關本公司及其產品和服務所提出之問題，本公司均盡快解答。在任何情況下本公司均採取審慎態度確保不會披露任何影響股價之資料。

有關中信泰富之資料可登入本集團網頁查閱，包括各項業務之簡介及中信泰富於過去五年之年報。

財務報告

中信泰富所編製之財務報表乃根據香港會計師公會公佈而普遍被採用之香港會計準則。香港所採用之會計準則大致遵從國際會計標準。本集團採納於本財政年度生效之香港會計準則第12號（經修訂）「利得稅」。本公司選擇合適之會計政策並貫徹採用，所作判斷及估計均屬審慎及合理。董事致力在財務報告上對本集團的現有狀況及前景作出中肯及易於理解的評估。

Fair Disclosure and Investor Relations

CITIC Pacific uses its best endeavours to distribute material information about the Group to all interested parties as widely as possible. When announcements are made through the Hong Kong Stock Exchange the same information will be on its way to journalists and investment analysts where an e-mail address or fax number is known and will be available to shareholders on the Company's website shortly thereafter.

CITIC Pacific recognises its responsibility to explain its activities to those with a legitimate interest and to respond to their questions. During 2003, investors were regularly received and visited to explain the Group's business. Questions on the Company and its products and services received from the general public, individual shareholders and investment analysts were answered promptly. In all cases great care has been taken to ensure that no price sensitive information is disclosed.

Information about CITIC Pacific can be found in the Group's website including descriptions of each business and the Annual Reports for last five years.

Financial Reporting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards published by the Hong Kong Society of Accountants. Hong Kong accounting standards broadly follow international accounting standards. The Group has adopted SSAP No. 12 (Revised) 'Income Taxes' which became effective for the current financial year. Appropriate accounting policies are selected and applied consistently; judgments and estimates made are prudent and reasonable. The directors endeavour to ensure a balanced and understandable assessment of the Group's position and prospects in financial reporting.

公司資料
Corporate Information

總辦事處及註冊辦事處
香港中環添美道一號中信大廈三十二樓
電話：2820 2111
圖文傳真：2877 2771

網址
www.citicpacific.com載有中信泰富的業務簡介、向股東發放的整份年報及財務摘要報告、公佈、新聞稿及其他資料。

證券編號
香港聯合交易所：0267
彭博資訊：267 HK
路透社：0267. HK
美國預託證券編號：CTPCY
CUSIP參考編號：17304K102

股份過戶登記處
有關股份轉讓、更改名稱或地址、或遺失股票等事宜，股東應聯絡本公司的股份過戶登記處登捷時有限公司(地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下)，亦可致電2980 1333，或圖文傳真至2810 8185。

年報及中期報告
股東可向股份過戶登記處索取年報及中期報告的印刷本。其他人士應聯絡公司秘書，電話號碼為2820 2111，圖文傳真號碼為2877 2771，或按contact@citicpacific.com發送電郵以索取有關的印刷本。

投資者關係
投資者、股東及研究分析員可聯絡投資者關係部門，電話號碼為2820 2004，圖文傳真號碼為2104 6632，或按investor.relations@citicpacific.com發送電郵。

財務日程
暫停辦理過戶登記：二零零四年五月四日至
二零零四年五月十日
股東週年大會：二零零四年五月十日
上午十時三十分
香港法院道太古廣場第二期
港島香格里拉酒店五樓香島殿
派發末期股息：二零零四年五月十三日

Headquarters and Registered Office
32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Telephone: 2820 2111
Fax: 2877 2771

Website
www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary reports to shareholders, announcements, press releases and other information.

Stock Codes
The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267. HK
American Depository Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars
Shareholders should contact our Registrars, Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Annual and Interim Reports
Shareholders may obtain printed copies of annual and interim reports from the Registrars. Other should contact the Company Secretary on 2820 2111 or fax: 2877 2771 or at contact@citicpacific.com for a printed report.

Investor Relations
Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2104 6632 or at investor.relations@citicpacific.com.

Financial Calendar
Closure of Register: 4 May 2004 to 10 May 2004
Annual General Meeting: 10 May 2004, 10:30 a.m.
Island Ballroom, Level 5, Island Shangri-La Hotel
Two Pacific Place, Supreme Court Road
Hong Kong
Final Dividend Payable: 13 May 2004

董事及高級經理
Directors and Senior Managers

執行董事

榮智健(主席),現年六十二歲,自一九九零年起成為董事,為中信(香港集團)有限公司(「中信香港」)之副主席兼董事總經理,亦為中國中信集團公司(「中信北京」)之常務董事。彼於一九七八年來港前,在中華人民共和國(「中國」)電力部工作十四年。彼於一九八七年中信香港成立前,已具有豐富之管理經驗。榮先生為香港賽馬會之董事。

范鴻齡(董事總經理),現年五十五歲,自一九九零年起成為董事,為國泰航空有限公司(「國泰」)副主席、港龍航空有限公司(「港龍」)之董事,及中信香港之副董事總經理。彼亦為香港交易及結算所有限公司之非執行董事。范先生於一九八七年加入中信香港前,於多間公司擔任高級管理職位,並為執業大律師。

莫偉龍(副董事總經理),現年五十七歲,自一九九零年起成為董事兼集團首席財務主管,彼為國泰、中電控股有限公司(「中電控股」)及香港空運貨站有限公司之董事,亦為新香港隧道有限公司(「新隧」)、香港隧道及高速公路管理有限公司(「紅隧管理公司」)及香港西區隧道有限公司(「西隧」)之主席。莫先生於一九八七年加入中信香港成為執行董事前,曾於多間財務機構擔任高級管理職位。

李松興(副董事總經理),現年五十歲,為中信國安有限公司(「中信國安」)及中國國際貨運航空有限公司之副董事長,亦為港龍及本集團其他有關工業、信息業及貿易業務之公司董事。於一九八八年加入中信香港前,李先生曾任職於香港之主要銀行及航運集團。彼於一九九零年加入中信泰富有限公司(「中信泰富」)。

Executive Directors

Larry Yung Chi Kin (Chairman), aged 62, a Director since 1990, is the Vice Chairman and Managing Director of CITIC Hong Kong (Holdings) Limited ('CITIC HK') and an Executive Director of CITIC Group ('CITIC Beijing'). He worked for 14 years with the Ministry of Electric Power in the People's Republic of China ('PRC') before coming to Hong Kong in 1978, and had extensive management experience before establishing CITIC HK in 1987. Mr Yung is a Steward of the Hong Kong Jockey Club.

Henry Fan Hung Ling (Managing Director), aged 55, a Director since 1990, is a Deputy Chairman of Cathay Pacific Airways Limited ('Cathay'), a director of Hong Kong Dragon Airlines Limited ('Dragonair') and a Deputy Managing Director of CITIC HK. He is a non-executive director of Hong Kong Exchanges and Clearing Limited. Before joining CITIC HK in 1987, Mr Fan held senior management positions with a number of corporations and also practised law as a barrister.

Vernon Francis Moore (Deputy Managing Director), aged 57, a Director and the Group Chief Financial Officer since 1990, is a director of Cathay, CLP Holdings Limited ('CLP Holdings') and Hong Kong Air Cargo Terminals Limited, and the Chairman of the New Hong Kong Tunnel Company Limited ('NHKTC'), Hong Kong Tunnels and Highways Management Company Limited ('HKTHMC') and the Western Harbour Tunnel Company Limited ('WHT'). Mr Moore joined CITIC HK in 1987 as Executive Director after holding senior management positions with a number of financial institutions.

Peter Lee Chung Hing (Deputy Managing Director), aged 50, is the Vice Chairman of CITIC Guoan Co., Ltd. ('CITIC Guoan') and Air China Cargo and a director of Dragonair and other Group companies concerned with industrial, communications and trading businesses. Before joining CITIC HK in 1988, Mr Lee was with major banking and shipping groups in Hong Kong. He joined CITIC Pacific Limited ('CITIC Pacific') in 1990.

阮紀堂(副董事總經理),現年五十五歲,自二零零一年起成為董事,為中信泰富信息科技有限公司(「中信泰富信息科技」)之主席,亦為中信泰富於澳門電訊有限公司董事會之代表。阮先生曾任電訊盈科有限公司之副行政總裁,在電訊業具豐富經驗。彼為多個政府諮詢委員會的成員,亦為太平紳士。

Norman Yuen Kee Tong (Deputy Managing Director), aged 55, a Director since 2001, is the Chairman of CITIC Pacific Communications Limited ('CPC') and the representative of CITIC Pacific on the Board of Companhia de Telecomunicacoes de Macau S.A.R.L. Mr Yuen was previously the deputy chief executive officer of Pacific Century CyberWorks Limited and had extensive experience in the telecommunications business. He serves on several public bodies and advisory committees and is a Justice of the Peace.

姚進榮(執行董事),現年六十四歲,自二零零零年起成為董事,為中信泰富(中國)投資有限公司董事總經理。彼於一九八五年初加入中信北京,曾任職榮毅仁先生(前中信北京董事長)秘書兼辦公廳主任。一九九五年至二零零零年,姚先生任中信北京之副總經理及常務董事,現為中信北京之董事。

Yao Jinrong (Executive Director), aged 64, a Director since 2000, is the Managing Director of CITIC Pacific China Holdings Limited. He joined CITIC Beijing in early 1985 and once served concurrently as executive secretary to CITIC Beijing's former Chairman Mr Rong Yiren and director of CITIC Beijing's general office. From 1995 to 2000, Mr Yao was one of CITIC Beijing's Vice Presidents and Executive Directors. He is now a director of CITIC Beijing.

常振明(執行董事),現年四十七歲,自二零零零年起成為董事,於一九八三年加入中信北京,於財務、銀行和證券業均具有豐富經驗。常先生為中信北京之常務董事兼副總經理、中信國際金融控股有限公司之行政總裁、中信嘉華銀行有限公司之常務副董事長,以及中信香港之董事。

Chang Zhenming (Executive Director), aged 47, a Director since 2000, joined CITIC Beijing in 1983 and has extensive experience in finance, banking and securities business. Mr Chang is an Executive Director and Vice President of CITIC Beijing, Chief Executive Officer of CITIC International Financial Holdings Limited, Executive Vice Chairman of CITIC Ka Wah Bank Limited and a director of CITIC HK.

李士林(執行董事),現年五十四歲,自二零零零年起成為董事,為中信北京之常務董事兼副總經理,彼亦為中信國安集團公司、信德電信國際合作有限責任公司、中信國安信息產業股份有限公司及中信海洋直升機股份有限公司之董事長。

Li Shilin (Executive Director), aged 54, a Director since 2000, is an Executive Director and a Vice President of CITIC Beijing. He is also the Chairman of CITIC Guoan Group, Xin De Telecom International Ventures Co., Ltd., CITIC Guoan Information Industry Co., Ltd. and CITIC Offshore Helicopter Co., Ltd.

榮明杰(執行董事),現年三十五歲,為國泰及本集團其他有關中國基建及工業項目之公司董事。榮先生於一九九三年加入中信泰富。彼為榮智健先生之兒子。

Carl Yung Ming Jie (Executive Director), aged 35, is a director of Cathay and other Group companies concerned with infrastructure and industrial projects in the PRC. He joined CITIC Pacific in 1993. He is the son of Mr Larry Yung Chi Kin.

劉基輔（執行董事），現年六十歲，自二零零一年起成為董事，為中信香港之董事。於二零零零年加入中信香港前，劉先生曾在中國社會科學院財貿經濟研究所工作五年，在此之前，彼曾任中國光大集團總公司常務董事、中國光大旅游總公司及中國平和進出口有限公司之董事長。

Liu Jifu (Executive Director), aged 60, a Director since 2001, is a director of CITIC HK. Before joining CITIC HK in 2000, Mr Liu worked with the Financial and Economics Research Institute in the China Academy of Social Sciences for 5 years. Formerly, he was an Executive Director of China Everbright Group Limited, the Chairman of China Everbright Travel Inc and China PINGHE Import & Export Co., Ltd.

非執行董事

Non-Executive Directors

張偉立，現年六十歲，自一九八七年起成為董事，為張偉立律師行之獨資經營者，執業超過三十四年，包括曾為孖士打律師行合夥人。†‡

Willie Chang, aged 60, a Director since 1987, is the sole proprietor of Willie Chang & Co., Solicitors, with over 34 years' experience in legal practice, including as a partner of Johnson, Stokes and Master.†‡

何厚浠，現年五十三歲，自一九九二年起成為董事，為大昌貿易行集團有限公司之董事、新世界發展有限公司—何添博士之替任董事，並為恒威投資有限公司（「恒威」）及德雄（集團）有限公司（「德雄」）之執行董事。彼為何厚鏘先生之兄長。*

Hamilton Ho Hau Hay, aged 53, a Director since 1992, is a director of Dah Chong Hong Holdings Limited, an Alternate Director to Dr Ho Tim for New World Development Company Limited, an Executive Director of Honorway Investments Limited ('Honorway') and Tak Hung (Holding) Company Limited ('Tak Hung'). He is the brother of Mr Norman Ho Hau Chong.*

韓武敦，現年六十二歲，自一九九四年起成為董事，曾為羅兵咸永道會計師事務所合夥人，執業達十六年。彼現為香港多間公司包括中遠太平洋有限公司、香格里拉(亞洲)有限公司、思捷環球控股有限公司及八達通卡有限公司之董事。*†‡

Alexander Reid Hamilton, aged 62, a Director since 1994, was a partner of PricewaterhouseCoopers where he practised for 16 years. He is a director of a number of Hong Kong companies including COSCO Pacific Limited, Shangri-La Asia Limited, Esprit Holdings Limited and Octopus Cards Limited.*†‡

陸鍾漢，現年六十六歲，自一九九四年起成為董事，為偉倫紡織有限公司董事總經理、富聯美國運通旅遊有限公司主席，以及中電控股之董事。*†

Hansen Loh Chung Hon, aged 66, a Director since 1994, is the Managing Director of Wyler Textiles, Limited, Chairman of Farrington American Express Travel Services Limited and a director of CLP Holdings.*†

何厚鏘，現年四十八歲，自一九九四年起成為董事，為恒威及德雄之執行董事，亦為香港小輪（集團）有限公司、利興發展有限公司及多間上市公司之董事。彼為何厚浠先生之弟。*‡

Norman Ho Hau Chong, aged 48, a Director since 1994, is an Executive Director of Honorway and Tak Hung, and a director of Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, and a number of other quoted companies. He is the brother of Mr Hamilton Ho Hau Hay.*‡

德馬雷，現年四十七歲，自一九九七年起成為董事，為加拿大鮑爾公司之總裁兼聯席行政首長。彼為香港特別行政區政府行政長官特設國際顧問委員會成員及中信國際顧問委員會成員。

彼得•克萊特（德馬雷之替任董事），現年四十八歲，自二零零三年起成為替任董事，為加拿大鮑爾公司之副總裁、Power Pacific Corporation Limited之主席及加中貿易理事會之主席。

* *獨立非執行董事*
† *審核委員會成員*
‡ *薪酬委員會成員*

高級經理

畢玉璞（電力部之總經理），現年六十二歲，為中信香港之副董事總經理及中信泰富北京代表處之首席代表。於一九八七年加入中信香港集團前，畢先生曾在中國電力部工作二十年，曾出任華北電力試驗研究所高級工程師及副所長。彼於一九九三年加入中信泰富。

周志賢（集團財務管理部之董事），現年四十八歲，於一九九零年加入中信泰富，為香港興業有限公司（「香港興業」）及本集團工業項目公司之董事。彼於一九八七年加入中信香港前，曾從事執業會計事務及於香港一間具規模之上市公司負責財務管理。

張立憲（集團財務部之董事），現年四十九歲，為中信國安、紅隧管理公司及西隧之董事。於一九九四年加入中信泰富前，彼曾為畢馬威會計師事務所之合夥人，專職於金融服務業方面，亦曾為該會計師行於美國之中國業務總經理。

André Desmarais, aged 47, a Director since 1997, is the President and Co-Chief Executive Officer of Power Corporation of Canada. He is a member of the Chief Executive's Council of International Advisers of The Government of the Hong Kong Special Administrative Region and member of the CITIC International Advisory Council.

Peter Kruyt (Alternate Director to André Desmarais), aged 48, an alternate director since 2003, is Vice President of Power Corporation of Canada, Chairman of Power Pacific Corporation Limited and Chairman of the Canada-China Business Council.

* *Independent Non-Executive Director*
† *Member of the Audit Committee*
‡ *Member of the Remuneration Committee*

Senior Managers

Bi Yupu (General Manager, Power Project Department), aged 62, is a Deputy Managing Director of CITIC HK and the chief representative of CITIC Pacific's Beijing Office. Before joining the CITIC HK Group in 1987, he worked for 20 years with the Ministry of Electric Power in the PRC as a senior engineer and deputy director of North China Electric Power Research Institute. He joined CITIC Pacific in 1993.

Chau Chi Yin (Director, Group Financial Control), aged 48, joined CITIC Pacific in 1990, is a director of Hong Kong Resort Company Limited ('HK Resort') and Group companies in the industrial sector projects. He joined CITIC HK in 1987 after experience in public accounting and in financial management with a major Hong Kong listed company.

Leslie Chang Li Hsien (Director, Group Finance), aged 49, is a director of CITIC Guoan, HKTHMC and WHT. Before joining CITIC Pacific in 1994, he was a partner at KPMG specialising in the financial services industry and the Director of the firm's Chinese Practice in the United States.

榮明方（科技發展部之董事），現年三十二歲，為中信泰富信息科技之副主席及新隧之董事。彼於一九九五年加入中信泰富，並負責科技項目之發展。彼為榮智健先生之女兒。

Frances Yung Ming Fong (Director, Technology Development), aged 32, is the Deputy Chairman of CPC and a director of NHKTC. She joined CITIC Pacific in 1995 and is responsible for the development of technology-based projects. She is the daughter of Mr Larry Yung Chi Kin.

羅銘韜（業務發展部之董事），現年四十歲，為港龍、新隧、西隧、紅隧管理公司、中信國安、中國國際貨運航空有限公司及本集團其他於基建、環境保護、貿易及工業方面之公司董事。於一九九二年加入中信泰富前，彼任職於銀行界。

Milton Law Ming To (Director, Business Development), aged 40, is a director of Dragonair, NHKTC, WHT, HKTHMC, CITIC Guoan, Air China Cargo and other Group companies in the infrastructure, environment, trading and industrial sector. Before joining CITIC Pacific in 1992, he worked in the banking industry.

杜寶賢（集團人力資源及行政部之董事），現年五十七歲，彼於一九九三年加入中信泰富前，曾是一間香港上市公司人力資源及傳訊部門的主管。

Polly Lawrence (Director, Group Human Resources and Administration), aged 57, was head of human resources and communications of a Hong Kong listed company before joining CITIC Pacific in 1993.

許應斌（大昌行之集團行政總裁），現年五十七歲，亦兼任汽車部之行政總裁，主管大昌行集團於香港、中國、新加坡、日本及加拿大之整體業務。彼於一九六六年加入大昌行，於行政管理、汽車銷售及中國貿易方面具有多年經驗。

Hui Ying Bun (Group Chief Executive, Dah Chong Hong), aged 57, is also the Chief Executive – Motor, responsible for the overall management of the Dah Chong Hong Group's businesses in Hong Kong, the PRC, Singapore, Japan, and Canada. He joined Dah Chong Hong in 1966, obtaining extensive experience in executive management, motor distribution, and China Trade.

朱漢輝（大昌行貿易部之行政總裁），現年五十八歲，主管大昌行集團於香港、中國、新加坡、日本及加拿大之貿易業務。彼於一九六四年加入大昌行，於環球貿易及分銷方面具有豐富經驗。

Chu Hon Fai (Chief Executive – Trading, Dah Chong Hong), aged 58, is responsible for the Dah Chong Hong Group's trading business in Hong Kong, the PRC, Singapore, Japan, and Canada. He joined Dah Chong Hong in 1964, obtaining extensive experience in global trading and distribution.

陳廣才（中信電訊1616有限公司之董事總經理），現年四十歲，於二零零零年中信泰富收購電訊1616有限公司時加入中信泰富，彼於電訊業具有豐富經驗。

Peter Chan Kwong Choi (Managing Director, CITIC Telecom 1616 Limited), aged 40, joined CITIC Pacific in 2000, when CITIC Pacific bought Telecom 1616 Limited where he gained extensive experience in the telecommunications industry.

史密夫（慎昌有限公司（「慎昌」）之行政總裁），現年五十一歲，於二零零一年中信泰富收購慎昌時加入中信泰富，彼於消費產品之市場推廣及批發業務方面具有多年經驗。彼為廣東精運物流有限公司之主席。

黃遐亨（地產部項目發展之總經理），現年四十五歲，為香港興業之執行董事及新隧之董事，亦為本集團其他有關物業及環保項目之公司董事。彼於一九九六年加入中信泰富前，曾任職於英國及香港一間國際顧問公司。

關潔瑩（地產部營業及市務之總經理），現年四十一歲，於一九九六年加入中信泰富前，於物業銷售、市場拓展及租賃方面，均具有豐富經驗。

何偉中（CPCNet Hong Kong Limited之行政總裁），現年四十五歲，為中信泰富信息科技之執行副總裁。彼於二零零一年加入中信泰富前，已於電訊業具有十九年經驗。

陳翠嫦（公司秘書處之董事），現年四十一歲，彼於一九八八年加入中信香港及於一九九零年加入中信泰富，之前任職公司秘書業。

葉小慧（新隧之執行董事及總經理），現年四十歲，於一九九九年一月加入新隧任職副總經理，於二零零四年一月被委任為執行董事及總經理。彼於公共行政方面具有豐富經驗。

Glenn Robert Sturrock Smith (Chief Executive, Sims Trading Company Limited ('Sims Trading')), aged 51, joined CITIC Pacific in 2001 when CITIC Pacific bought Sims Trading where he had many years of experience in the marketing and distribution of consumer products. He is Chairman of the Guangdong Jing Yun Distribution Co., Ltd.

Aaron Wong Ha Hang (General Manager – Projects, Property Department), aged 45, is an Executive Director of HK Resort, a director of NHKTC and other Group companies concerned with property and environmental projects. Before joining CITIC Pacific in 1996, he worked for an international consulting firm in the United Kingdom and in Hong Kong.

Cindy Kwan Kit Ying (General Manager – Sales & Marketing, Property Department), aged 41, joined CITIC Pacific in 1996 after broad experience in property sales, marketing, and leasing.

Stephen Ho Wai Chung (Chief Executive Officer, CPCNet Hong Kong Limited), aged 45, is the Executive Vice-President, Operations of CPC. He joined CITIC Pacific in 2001 after 19 years of experience in the telecommunications industry.

Stella Chan Chui Sheung (Director, Company Secretariat), aged 41. Before joining CITIC HK in 1988 and CITIC Pacific in 1990, she worked in the company secretarial field.

Miranda Yip Siu Wai (Executive Director and the General Manager, NHKTC), aged 40, joined NHKTC in January 1999 as Deputy General Manager and was appointed as Executive Director and General Manager in January 2004. She has extensive experience in public administration.

董事會報告
Directors' Report

董事會欣然將截至二零零三年十二月三十一日止年度之年報送呈各股東省覽。

The Directors have pleasure in presenting to shareholders their report for the year ended 31 December 2003.

主要業務

本公司之主要業務為持有其附屬公司，而其附屬公司與聯營公司之主要業務連同主要營運範圍載於第5至29頁之業務回顧內。

Principal Activities

The principal activity of the Company is holding its subsidiary companies and the principal activities of its subsidiary companies and associated companies and their major areas of operation are set out in the Business Review on pages 5 to 29.

股息

董事會已宣派截至二零零三年十二月三十一日止年度之中期股息為每股港幣0.30元，該等股息已於二零零三年九月二十三日派發。董事會建議於二零零四年五月十三日向於二零零四年五月十日營業時間結束時名列股東名冊上之股東派發截至二零零三年十二月三十一日止年度之末期股息每股港幣0.70元，惟須獲股東於即將舉行之股東週年大會上批准方可作實。

Dividends

The Directors declared an interim dividend of HK$0.30 per share in respect of the year ended 31 December 2003 which was paid on 23 September 2003. The Directors recommended, subject to the approval of the shareholders at the forthcoming Annual General Meeting, the payment of a final dividend of HK$0.70 per share in respect of the year ended 31 December 2003 payable on 13 May 2004 to shareholders on the Register of Members at the close of business on 10 May 2004.

儲備

本年度撥入及撥自儲備之金額與詳情載於賬目附註22。

Reserves

The amounts and particulars of transfer to and from reserves during the year are set out in Note 22 to the accounts.

捐款

本集團年內之捐款為港幣二千一百萬元。

Donations

Donations made by the Group during the year amounted to HK$21 million.

固定資產

固定資產之變動情況載於賬目附註12。

Fixed Assets

Movements of fixed assets are set out in Note 12 to the accounts.

主要客户及供應商

本集團之供應商及客戶之應佔購買及銷售百分比率如下：

Major Customers and Suppliers

The percentage of purchases and sales with the Group's suppliers and customers are as follows:

購買	Purchases	2003	2002
最大供應商	The largest supplier	5	11
五大供應商合計	Five largest suppliers combined	12	25

本集團五大客戶之應佔銷售百分比率合共少於30%。

The aggregate percentage of sales to the Group's five largest customers is less than 30%.

本公司董事、其聯繫人士或股東（就董事所知擁有本公司股本超過5%者）於年內任何時間概無擁有上述供應商或客戶任何權益。

No Directors, their associates or shareholders (which to the knowledge of the Directors own more than 5% of the Company's share capital) were interested at any time in the year in the above suppliers or customers.

附屬公司

主要附屬公司之名稱、主要營運地點、註冊成立地點及已發行股本之詳情載於賬目附註31。

Subsidiary Companies

The names of the principal subsidiary companies, their principal places of operation, their countries of incorporation and particulars of their issued share capital are set out in Note 31 to the accounts.

發行債務證券

於一九九六年二月十五日，本公司根據一九九六年二月十五日之票據購買協議，向金融機構發行及出售本金共值一億美元之7.37%之票據（「票據」）。該等票據於二零零六年到期，全部票據於本年底時仍未被註銷或贖回。

於二零零一年六月一日，本公司之全資附屬公司CITIC Pacific Finance (2001) Limited根據二零零一年五月二十四日及二零零一年六月一日之購買協議，向投資者發行及出售共值四億五千萬美元之7.625%之保證票據（「保證票據」），以便為本公司之債項進行再融資及籌集一般營運資金。該等保證票據於二零一一年到期，全部保證票據於本年底時仍未被註銷或贖回。

除上述者外，本公司或其附屬公司概無發行任何債務證券。

Issue of Debt Securities

On 15 February 1996, the Company issued and sold US$100 million aggregate principal amount of its 7.37% Senior Notes due 2006 ('Senior Notes') to financial institutions pursuant to note purchase agreements dated 15 February 1996. All of the Senior Notes remained outstanding at the end of the year.

On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

Save as aforesaid, neither the Company nor its subsidiary companies have issued any debt securities.

借貸

本集團之借貸詳情載於賬目附註23。

Borrowings

Particulars of borrowings of the Group are set out in Note 23 to the accounts.

董事

除羅安達先生已於二零零四年一月一日起榮休外，於截至二零零三年十二月三十一日止財政年度內本公司之在任董事之姓名及個人詳細資料載於第62至65頁。

根據本公司新組織章程細則第104(A)條，榮智健先生、李松興先生、阮紀堂先生、劉基輔先生及張偉立先生於即將舉行之股東週年大會上輪值退任，惟各人均合符資格連任，並已表示願意膺選連任。

Directors

With the exception Mr Robert Ernest Adams, who retired with effect from 1 January 2004, the Directors of the Company whose names and biographical details appear on pages 62 to 65 were the Directors in office during the financial year ended 31 December 2003.

Pursuant to Article 104(A) of the New Articles of Association of the Company, Messrs Larry Yung Chi Kin, Peter Lee Chung Hing, Norman Yuen Kee Tong, Liu Jifu and Willie Chang shall retire by rotation in the forthcoming Annual General Meeting and all, being eligible, offer themselves for re-election.

管理合約

本公司與中信（香港集團）有限公司（前稱「中國國際信托投資（香港集團）有限公司」）（「中信香港」）於一九九一年四月十一日訂立管理協議；協議之效力可追溯至一九九零年三月一日。根據該協議，中信香港同意向本公司及其附屬公司提供管理服務，而管理費將根據成本基準按季下期付予中信香港。該管理協議可由任何一方給予兩個月之通知予以終止。由於榮智健先生、范鴻齡先生、莫偉龍先生、常振明先生及劉基輔先生均為中信香港之董事，彼等於該管理協議中擁有間接權益。該管理協議之副本將於二零零四年五月十日舉行之股東週年大會上可供查閱。

Management Contract

The Company entered into a management agreement with CITIC Hong Kong (Holdings) Limited (formerly China International Trust & Investment Corporation Hong Kong (Holdings) Limited) ('CITIC HK') on 11 April 1991 but with retrospective effect from 1 March 1990 in which CITIC HK agreed to provide management services to the Company and its subsidiary companies for a management fee calculated on a cost basis to CITIC HK payable quarterly in arrears. The management agreement is terminable by two months' notice by either party. Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore, Chang Zhenming and Liu Jifu had indirect interests in the management agreement as they are directors of CITIC HK. A copy of the management agreement will be available for inspection at the Annual General Meeting of the Company to be held on 10 May 2004.

董事於重大合約之權益

本公司任何董事現時或於年內任何時間，並無在本公司或其任何附屬公司所訂立之任何合約（對本公司業務而言屬於重大合約，並且在年終或年內任何時間仍然有效）中，直接或間接擁有任何重大權益。

Directors' Interests in Contracts of Significance

None of the Directors of the Company has or at any time during the year had, an interest which is or was material, either directly or indirectly, in any contract with the Company or any of its subsidiary companies, which was significant in relation to the business of the Company, and which was subsisting at the end of the year or which had subsisted at any time during the year.

關連交易

根據香港聯合交易所有限公司(「聯交所」)證券上市規則須予披露之關連交易如下:

1. 根據於一九九六年十月九日由本公司、中信香港、嘉里貿易有限公司、新加坡發展銀行有限公司(統稱「各方」)及Cheer First Limited(「Cheer First」)訂立之協議,各方作為Cheer First之股東同意貸款予Cheer First,以便向持有香港中信大廈之金蓬投資有限公司提供貸款融資。中信香港乃本公司之主要股東,被視為其關連人士,並同時持有Cheer First 25%權益。該筆貸款乃按一般商業條款及根據各方於Cheer First持有之股權比例而作出,並無固定還款日期,每年息率相等於香港銀行同業拆息。截至二零零三年十二月三十一日止,Cheer First尚欠本公司之股東貸款數額為港幣二十一億五千萬元。

2. 年內,本集團為上海大昌江南鳳有限公司(「江南鳳」)之銀行信貸作出擔保,有關信貸將撥作該公司一般營運資金。該公司為雞肉及有關食品之生產及銷售商。新競有限公司(「新競」,為大昌貿易行集團有限公司持有60%股權之附屬公司)持有江南鳳76.77%股權,其餘股權則屬獨立第三者所有,該等獨立第三者僅因擁有江南鳳之重大股權而成為本集團之關連人士。截至二零零三年十二月三十一日止,江南鳳獲授予之銀行信貸額合共四百萬美元,由大昌行集團及新競其餘一名商業伙伴分別提供60%及40%之公司擔保。

Connected Transactions

Connected transactions disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ('Stock Exchange') are as follows:

1. Pursuant to the agreement dated 9 October 1996 made between the Company, CITIC HK, Kerry Trading Co. Limited, The Development Bank of Singapore Limited (collectively 'the Parties') and Cheer First Limited ('Cheer First'), the Parties being the shareholders of Cheer First agreed to make loans to Cheer First for providing loan finance to Goldon Investment Limited which owns the CITIC Tower, Hong Kong. CITIC HK being a substantial shareholder of the Company and regarded as its connected person holds 25% interest in Cheer First. The loan was made on normal commercial terms and in proportion to each party's shareholding in Cheer First. It was with no fixed repayment date and was interest bearing at the rate per annum equivalent to Hong Kong Inter-Bank Offered Rate. As at 31 December 2003, the amount of shareholders' loan due from Cheer First to the Company was HK$2,150 million.

2. During the year, the Group executed a guarantee to a bank to secure the facilities granted to Shanghai DCH Jiangnanfeng Co., Ltd. ('Jiangnanfeng'), a company engaged in the production and selling of chickens and related food products, as its general working capital. Jiangnanfeng was 76.77% owned by Regal Heights Limited ('Regal Heights', a 60% subsidiary of Dah Chong Hong Holdings Limited) with the remaining interest held by individual third parties which were connected to the Group by virtue only of their substantial shareholding in Jiangnanfeng. As at 31 December 2003, total facilities granted to Jiangnanfeng was US$4 million secured by corporate guarantees, of which 60% was given by Dah Chong Hong Group and 40% by the remaining partner in Regal Heights.

3. 年內，本公司若干附屬公司與太古股份有限公司及其聯繫人士(定義見上市規則)進行若干業務交易。由於太古股份有限公司乃本公司一家非全資擁有之附屬公司之主要股東，而該附屬公司為上海中信泰富廣場之投資者，故太古股份有限公司屬本公司之關連人士。在截至二零零三年十二月三十一日止年度內進行之交易當中，全年交易金額佔本公司在二零零二年年報所載之本集團綜合有形資產淨值逾0.03%者(「持續交易」)，詳情如下：

3. During the year, certain subsidiaries of the Company had entered into business transactions with Swire Pacific Limited and its associate (as defined in the Listing Rules), being connected persons of the Company as Swire Pacific Limited is a substantial shareholder of a non-wholly owned subsidiary of the Company that partly owns CITIC Square, Shanghai. Details of the transactions made for the year ended 31 December 2003 with annual amounts exceeding 0.03% of the Group's consolidated net tangible assets as disclosed in the Company's 2002 annual report were as follows ('the Continuing Transactions'):

港幣元(約)	*HK$ (approximately)*	
維修空運貨櫃及銷售零件	Repair of aviation containers and sale of parts	18,000,000
維修及保養地勤設備及機場車輛	Repair and maintenance of ground support equipment and airport vehicles	32,000,000
		50,000,000

獨立董事委員會(只包括獨立非執行董事)已審閱在截至二零零三年十二月三十一日止年度內進行之持續交易，並確認該等持續交易

- 乃本集團之日常及一般業務；
- 乃按正常商業條款進行，或倘缺乏足夠之同類交易作比較以判斷是否符合正常商業條款，則按不遜於向獨立第三者提供之條款進行；及
- 乃按對本公司各股東而言屬公平合理之條款進行。

An independent committee of the Board (comprising only of independent non-executive Directors) had reviewed the Continuing Transactions made for the year ended 31 December 2003 and confirmed that the Continuing Transactions had been entered into

- in the ordinary and usual course of business of the Group;
- on normal commercial terms or, if there were no sufficient comparable transactions to judge whether they were on normal commercial terms, on terms no less favourable than terms available to independent third parties; and
- on terms that were fair and reasonable so far as the shareholders of the Company were concerned.

本公司之核數師亦已向董事會確認持續交易(a)已獲本公司之董事會批准；(b)乃按正常商業條款或根據有關該等交易所屬協議條款進行，或假如並無訂立該等協議，則按不遜於向獨立第三者提供之條款進行；及(c)並未超逾本集團於其二零零二年年報所載二零零二年十二月三十一日之有形資產淨值3%。

The auditors of the Company had also confirmed to the Board that the Continuing Transactions (a) had received the approval of the Board of the Company; (b) had been entered into on normal commercial terms or, with the terms of the agreement(s) relating to such transactions or, if there was no such agreement, on terms no less favourable than terms available to independent third parties; and (c) had not exceeded 3% of the Group's net tangible asset value as at 31 December 2002 as disclosed in its 2002 annual report.

4. 根據(i)本公司之全資附屬公司永勝投資控股有限公司(「永勝投資」)與中國中信集團公司(前稱「中國國際信托投資公司」)(「中信北京」，本公司之主要股東)於二零零三年十月十三日訂立之協議，以及(ii)永勝投資與中信北京於二零零三年十月十三日訂立之協議，永勝投資同意向中信北京購入(a)新力能源開發公司(「新力能源」)之65%註冊資本連同新力能源負欠中信北京為數人民幣四千六百八十九萬元之股東貸款及累計未付利息之權益(但不包括新力能源所持有之陝西新力發電有限責任公司(「陝西新力」)之51%註冊資本)，以及(b)內蒙古豐泰發電有限公司之20%註冊資本。新力能源實益擁有江蘇利港電力有限公司13.44%之權益和深圳市協誠電氣工業有限公司85%之權益。代價為人民幣三億六千零九十六萬元。此外，就一項由獨立第三者向陝西新力提供人民幣三億一千五百四十九萬元之銀行信貸(中信北京已就該項信貸向有關銀行提供擔保，而新力能源亦已在一九九七年十二月二十九日作出反擔保)，中信北京已與永勝投資就中信北京因向銀行提供擔保而引致之任何賠償達成協議，中信北京與永勝投資將平均攤分有關賠償之責任，永勝投資將向中信北京相應地作出賠償保證，以人民幣五千萬元為上限。

5. 於二零零三年十一月二十八日，本公司之全資附屬公司新宏電力投資有限公司(「新宏」)與無錫市地方電力公司(「無錫市電力」)就成立一家新合營公司訂立合營合同及公司章程，新宏及無錫市電力將分別擁有新合營公司之70%及30%權益。新合營公司將在中國江蘇省無錫市馬山籌建抽水蓄能電站項目，總投資額及註冊資本分別為二千八百萬美元及二千萬美元。由於無錫市電力為無錫市國聯發展(集團)有限公司之附屬公司，而無錫市國聯發展(集團)有限公司乃本公司若干附屬公司之主要股東，故無錫市電力屬本公司之關連人士。

4. Pursuant to (i) the agreement dated 13 October 2003 made between Everwin Holdings Ltd. ('Everwin'), a wholly owned subsidiary of the Company, and CITIC Group (formerly China International Trust and Investment Corporation) ('CITIC Beijing'), being a substantial shareholder of the Company, and (ii) the agreement dated 13 October 2003 made between Everwin and CITIC Beijing, Everwin agreed to acquire from CITIC Beijing (a) 65% of the registered capital of Sunburst Energy Development Inc. ('Sunburst'), together with the benefit of a shareholder's loan of RMB46,890,000 due by Sunburst to CITIC Beijing and interest outstanding thereunder (but excluding 51% of the registered capital of Shaanxi Xin Li Power Generation Company Limited ('Shaanxi Xin Li') held by Sunburst) and (b) 20% of the registered capital of Inner Mongolia Fengtai Electric Power Generation Company Limited. Sunburst in turn beneficially owns 13.44% of Jiangsu Ligang Electric Power Company Limited and 85% of Shenzhen Xiecheng Electric Industry Company Limited. The consideration was RMB360,960,000. In addition, in relation to a banking facility of RMB315,490,000 (extended by an independent third party) to Shaanxi Xin Li under which CITIC Beijing has provided a guarantee to the bank and Sunburst has provided the counter indemnity dated 29 December 1997, it was agreed that in relation to any claim against CITIC Beijing under its guarantee to the bank, CITIC Beijing and Everwin will share such claim equally and Everwin will indemnify CITIC Beijing accordingly, up to a maximum amount of RMB50 million.

5. On 28 November 2003, Sunspark Power Investment Company Limited, a wholly owned subsidiary of the Company, and Wuxi Local Electric Power Company ('Wuxi Power') entered into the joint venture contract and the articles of association for the establishment of a new joint venture on 70:30 basis, to engage in the construction of pumped storage hydraulic power plant in Ma Shan, Wuxi, Jiangsu in the People's Republic of China ('PRC'). The total investment and the registered capital of the new joint venture amount to US$28 million and US$20 million respectively. As Wuxi Power is a subsidiary of 無錫市國聯發展(集團)有限公司, being a substantial shareholder of certain subsidiaries of the Company, Wuxi Power is a connected person of the Company.

6. 於二零零四年一月十九日，本公司與江陰市市屬集體資產管理辦公室及江陰鋼廠訂立一項框架協議。根據框架協議，江陰市市屬集體資產管理辦公室及江陰鋼廠同意江陰鋼廠就本集團收購江陰鋼廠在下列公司(全部在中國從事鋼鐵業務)55.55%之權益訂立協議，總作價為人民幣五億四千九百三十七萬七千一百八十四元：

江蘇泰富興澄特殊鋼股份有限公司
江陰泰富興澄特種材料有限公司
江陰興澄特種鋼鐵有限公司
江陰興澄鋼材有限公司
江陰興澄儲運有限公司

同日，本公司各有關附屬公司就上述收購與江陰鋼廠訂立五份收購協議。增購以上公司之權益為本集團提供良機，使本集團得以進一步拓展在國內之鋼鐵製造業務。

此外，於二零零四年一月十九日，上述其中兩家公司(並非本公司全資擁有之附屬公司)就向江陰鋼廠收購下列物業之土地使用權與江陰鋼廠訂立協議。該兩家公司以下列物業作為主要生產廠房及總部：

i) 位於江陰市澄江鎮西沿山58號之四幅工業用地，由江蘇泰富興澄特殊鋼股份有限公司收購，作價人民幣四千九百三十六萬六千二百元；及

ii) 位於江陰市人民東路68號之一幅工業用地，由江陰興澄鋼材有限公司收購，作價人民幣三千六百六十七萬六千四百六十二點七三元。

由於江陰鋼廠為本公司若干附屬公司之主要股東，故屬本公司關連人士。

6. On 19 January 2004, the Company entered into a framework agreement with Asset Management Office of Jiangyin Municipal Government and Jiangyin Steel Mill. Pursuant to the framework agreement, Asset Management Office of Jiangyin Municipal Government and Jiangyin Steel Mill agreed to Jiangyin Steel Mill entering into the agreements in relation to the Group's acquisition of Jiangyin Steel Mill's 55.55% interest in the following companies involved in the steel industry in the PRC at the total consideration of RMB549,377,184:

Jiangsu CP Xingcheng Special Steel Co., Ltd.
Jiangyin CP Xingcheng Special Materials Co., Ltd.
Jiangyin Xingcheng Special Steel Works Co., Ltd.
Jiangyin Xingcheng Steel Products Co., Ltd.
Jiangyin Xingcheng Storage and Transportation Co., Ltd.

On the same day, five agreements in relation to the aforesaid acquisition were entered into between wholly owned subsidiaries of the Company and Jiangyin Steel Mill. The acquisition of additional interests in the above companies provided an opportunity for the Group to further expand its steel manufacturing business in the PRC.

In addition, on 19 January 2004, two of the above companies being non-wholly owned subsidiaries of the Company entered into agreements with Jiangyin Steel Mill for acquiring the land use rights of the following properties which were occupied by them as their principal production sites and head offices from Jiangyin Steel Mill:

i) 4 parcels of land for industrial use at 58 Xi Yan Shan, Chengjiang, Jiangyin acquired by Jiangsu CP Xingcheng Special Steel Co., Ltd. at RMB49,366,200; and

ii) a parcel of land for industrial use at 68 Renmin Dong Lu, Jiangyin acquired by Jiangyin Xingcheng Steel Products Co., Ltd. at RMB36,676,462.73.

Jiangyin Steel Mill is a connected person of the Company by virtue of its being a substantial shareholder of several subsidiaries of the Company.

購股權計劃

本公司於二零零零年五月三十一日採納中信泰富股份獎勵計劃二零零零(「該計劃」)。該計劃之主要條款如下:

1. 該計劃旨在透過(i)給予參與者額外獎賞,以鼓勵彼等繼續加倍努力為本公司締造佳績,及(ii)吸引及挽留菁英人才參與本公司之持續業務營運,從而促進本公司及其股東之利益。

2. 該計劃參與者為獲董事會邀請之本公司或其附屬公司之任何董事、行政人員或僱員。

3. 根據該計劃可授出購股權之股份數目上限,不得超出(i)本公司不時之已發行股本或(ii)本公司於採納該計劃當日之已發行股本(以較低者為準)之10%。於二零零四年三月十八日,根據該計劃可予發行之股份上限為207,456,016股,佔已發行股本約9.47%。

4. 倘參與者在全面行使獲授予之購股權時,將導致其權益上限超逾該計劃所涉及之股份總數上限之25%,則參與者將不獲授予購股權。

5. 根據該計劃所授出之任何購股權,其行使期不得超逾10年,由授出日期起計。

6. 承授人如欲接納授予購股權,必須由授出日期起計28日內支付港幣1.00元(概不退還)辦理接納手續。

7. 行使價由董事會釐定,最少為以下各項之較高者:(i)本公司股份在授出購股權日期於聯交所日報表上所列之收市價;(ii)本公司股份在緊接授出購股權日期前五個營業日在聯交所日報表上所列之平均收市價;及(iii)本公司股份之面值。

Share Option Plan

The Company adopted the CITIC Pacific Share Incentive Plan 2000 ('the Plan') on 31 May 2000. The major terms of the Plan are as follows:

1. The purpose of the Plan is to promote the interests of the Company and its shareholders by (i) providing the participants with additional incentives to continue and increase their efforts in achieving success in the business of the Company, and (ii) attracting and retaining the best available personnel to participate in the on-going business operation of the Company.

2. The participants of the Plan are any director, executive or employee of the Company or its subsidiaries as invited by the Board.

3. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower. As at 18 March 2004, the maximum number of shares available for issue under the Plan is 207,456,016, representing approximately 9.47% of the issued share capital.

4. No participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement to exceed 25 per cent of the maximum aggregate number of shares subject to the Plan.

5. The exercise period of any option granted under the Plan must not be more than ten years commencing on the date of grant.

6. The acceptance of an offer of the grant of the option must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

7. The exercise price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares.

8. 該計劃將持續生效至二零一零年五月三十日止。

在二零零二年五月二十八日，本公司根據該計劃授出合共可認購11,550,000股本公司股份之購股權（詳見下表），佔當時已發行股本之0.53%，行使價為每股港幣18.20元。本公司股份在緊接授出購股權日期前之收市價為港幣18.10元。所有已授出及獲接納之購股權，可在授出購股權日期起計五年內全數或部份行使。所有授出之購股權已獲接納，而於截至二零零三年十二月三十一日止期間內，概無予以行使、註銷或作廢。

8. The Plan shall be valid and effective till 30 May 2010.

On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company listed in the table below representing 0.53% of the then issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. The closing price of the Company's share immediately before the date of grant was HK$18.10. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were exercised, cancelled or lapsed in the period up to 31 December 2003.

		於二零零三年十二月三十一日之購股權數目 Number of Share Options as at 31 December 2003
本公司董事	Directors of the Company	8,100,000
按持續合約受聘之僱員	Continuous Contract Employees	3,400,000
其他*	Others*	50,000
合計	Total	11,550,000

* *此購股權乃授予一名按持續合約受聘之僱員，而該僱員於二零零三年十二月三十一日年度內榮休。*

* *It is in respect of the options granted to an employee under continuous contract, who retired during the year ended 31 December 2003.*

董事之證券權益

在二零零三年十二月三十一日，根據證券及期貨條例(「證券及期貨條例」)第352條須予保存之登記名冊內記錄，董事於本公司或任何相聯法團(定義見證券及期貨條例第XV部)股份之權益如下：

Directors' Interests in Securities

The interests of the Directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 31 December 2003 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. 本公司及相聯法團之股份

1. Shares in the Company and Associated Corporation

		股份數目 Number of Shares				
		個人權益 Personal interests	法團權益 Corporate interests	家族權益 Family interests	信託及類似權益 Trusts and similar interests	佔已發行股本百分率 Percentage to the issued share capital %
中信泰富有限公司	**CITIC Pacific Limited**					
榮智健	Larry Yung Chi Kin		400,381,000			18.295
范鴻齡	Henry Fan Hung Ling		43,000,000			1.965
莫偉龍	Vernon Francis Moore				3,200,000	0.146
李松興	Peter Lee Chung Hing	500,000				0.023
阮紀堂	Norman Yuen Kee Tong	33,000				0.002
羅安達	Robert Ernest Adams	550,000				0.025
劉基輔	Liu Jifu	40,000				0.002
陸鍾漢	Hansen Loh Chung Hon	1,050,000	500,000 [1]	500,000 [1]		0.071
德馬雷	André Desmarais	99,765	100,242,035 [2]			4.585
彼得•克萊特(德馬雷先生之替任董事)	Peter Kruyt (alternate director to Mr André Desmarais)	2,100				0.0001
國泰航空有限公司	**Cathay Pacific Airways Limited**					
陸鍾漢	Hansen Loh Chung Hon	450,000				0.013

附註：

1. *由於所列500,000股股份乃透過一間由有關董事及其家族擁有之公司持有，故有關董事持有之法團權益與其家族權益重叠。*
2. *在所持有之100,242,035股股份中，12,035股乃透過一間由有關董事控制之法團持有，而100,230,000股乃透過一間由有關董事出任總裁兼聯席行政首長之法團間接持有。*

Note:

1. *The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 shares are held through a company in which the relevant Director and his family are interested.*
2. *Out of 100,242,035 shares, 12,035 shares are held by corporations controlled by the relevant Director and 100,230,000 shares are held indirectly by a corporation of which the relevant Director is the President and Co-Chief Executive Officer.*

2. 本公司之購股權

2. Share Options in the Company

董事	Directors	尚未行使之購股權數目 Number of Outstanding Share Options	佔已發行股本百分率 Percentage to the issued share capital %
榮智健	Larry Yung Chi Kin	2,000,000	0.091
范鴻齡	Henry Fan Hung Ling	1,600,000	0.073
莫偉龍	Vernon Francis Moore	1,000,000	0.046
李松興	Peter Lee Chung Hing	1,000,000	0.046
阮紀堂	Norman Yuen Kee Tong	500,000	0.023
羅安達	Robert Ernest Adams	300,000	0.014
姚進榮	Yao Jinrong	300,000	0.014
常振明	Chang Zhenming	500,000	0.023
李士林	Li Shilin	300,000	0.014
榮明杰	Carl Yung Ming Jie	300,000	0.014
劉基輔	Liu Jifu	300,000	0.014

除上文所披露者外，在二零零三年十二月三十一日，本公司各董事概無在本公司或其相聯法團之股份、相關股份或債券中擁有、被認為擁有、或視作擁有根據證券及期貨條例第XV部所界定之任何權益或淡倉，又或擁有、被認為擁有或視作擁有必須記錄在本公司根據證券及期貨條例第352條須予保存之登記名冊內之任何權益，又或擁有、被認為擁有或視作擁有根據上市規則所載上市公司董事進行證券交易的標準守則而必須通知本公司及聯交所之任何權益。

除上文所披露者外，於年內任何時間，本公司或其任何附屬公司概無參予任何安排，以使本公司之董事藉取得本公司或任何其他機構之股份或債券而獲益。

Save as disclosed above, as at 31 December 2003, none of the Directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

Save as disclosed above, at no time during the year was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東

在二零零三年十二月三十一日，根據證券及期貨條例第336條須予保存之股份及淡倉登記名冊內記錄，主要股東（本公司董事或其各自相聯人士除外）在本公司股份之權益如下：

Substantial Shareholders

As at 31 December 2003, the interests of the substantial shareholders, other than the Directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows :

名稱	Name	本公司之股份數目 Number of Shares of the Company	佔已發行股本百分率 Percentage to the issued share capital %
中信北京	CITIC Beijing	632,066,285	28.882
中信香港	CITIC HK	632,066,285	28.882
Heedon Corporation	Heedon Corporation	498,424,285	22.775
Honpville Corporation	Honpville Corporation	310,988,221	14.210

中信香港透過下列全資附屬公司，間接成為本公司之主要股東：

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

中信香港之附屬公司名稱	Name of Subsidiary Companies of CITIC HK	每股面值港幣0.40元之股份數目 Number of Shares of HK$0.40 each	佔已發行股本百分率 Percentage to the issued share capital %
Affluence Limited	Affluence Limited	43,266,000	1.977
Winton Corp.	Winton Corp.	30,718,000	1.404
Westminster Investment Inc.	Westminster Investment Inc.	101,960,000	4.659
Jetway Corp.	Jetway Corp.	22,500,000	1.028
Cordia Corporation	Cordia Corporation	32,258,064	1.474
Honpville Corporation	Honpville Corporation	310,988,221	14.210
Hainsworth Limited	Hainsworth Limited	80,376,000	3.673
Southpoint Enterprises Inc.	Southpoint Enterprises Inc.	10,000,000	0.457

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc.分別實益持有本公司之股份。因此，Honpville Corporation亦為本公司之主要股東。

中信北京為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司；Kotron Company Ltd.為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，中信北京在本公司之權益，與中信香港在本公司之權益重疊。中信香港在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Heedon Corporation在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Barnsley Investments Limited在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。Kotron Company Ltd.在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Beijing is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Beijing in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

股本

在截至二零零三年十二月三十一日止年度內，本公司並無贖回其任何股份。在截至二零零三年十二月三十一日止年度內，本公司或其任何附屬公司亦無購回或出售本公司任何股份。

Share Capital

The Company has not redeemed any of its shares during the year ended 31 December 2003. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2003.

服務合約

在二零零三年十二月三十一日，本集團屬下任何公司與擬於即將舉行之股東週年大會上膺選連任之任何董事，概無簽訂僱主不可於一年內免付賠償（法定賠償除外）即可終止之服務合約。

Service Contracts

As at 31 December 2003, there were no service contracts which were not determinable by the employer within one year without payment of compensation (other than statutory compensation) between any company in the Group and any Director proposed for re-election at the forthcoming Annual General Meeting.

核數師

本年度之賬目已由羅兵咸永道會計師事務所審核。該會計師事務所將依章退任，惟彼等合符資格，並願意膺聘連任。

Auditors

The accounts for the year have been audited by PricewaterhouseCoopers who shall retire and, being eligible, shall offer themselves for re-appointment.

承董事會命
榮智健*主席*
香港，二零零四年三月十八日

By Order of the Board,
Larry Yung Chi Kin *Chairman*
Hong Kong, 18 March 2004

綜合損益賬
Consolidated Profit and Loss Account

截至二零零三年十二月三十一日止年度 for the year ended 31 December 2003

以港幣百萬元計算	*in HK$ million*	附註 Note	**2003**	2002
營業額	**Turnover**	2	**26,180**	22,316
綜合業務溢利	**Profit from Consolidated Activities**	3	**1,132**	2,583
所佔溢利減虧損	**Share of Profits Less Losses of**	4		
共同控制實體	**Jointly Controlled Entities**		**341**	368
聯營公司	**Associated Companies**		**769**	1,987
財務支出淨額	**Net Finance Charges**	5	**(320)**	(434)
除稅前溢利	**Profit before Taxation**		**1,922**	4,504
稅項	**Taxation**	6	**(371)**	(424)
年內溢利	**Profit for the Year**		**1,551**	4,080
少數股東權益	**Minority Interests**		**(246)**	(205)
股東應佔溢利	**Profit Attributable to Shareholders**	7	**1,305**	3,875
股息	**Dividends**	8	**(2,189)**	(4,377)
撥入儲備	**Transfer to Reserves**	22	**(40)**	(5)
每股盈利(港幣元)	**Earnings per Share (HK$)**	9	**0.60**	1.77

綜合資產負債表
Consolidated Balance Sheet

二零零三年十二月三十一日止結算 as at 31 December 2003

以港幣百萬元計算	*in HK$ million*	附註 Note	2003	2002
固定資產	**Fixed Assets**	12	**15,526**	15,804
共同控制實體	**Jointly Controlled Entities**	14	**4,085**	3,582
聯營公司	**Associated Companies**	15	**22,805**	22,377
投資	**Investments**	16	**1,027**	7,092
商譽	**Goodwill**	17	**223**	235
遞延税項資產	**Deferred Tax Assets**	24	**85**	63
流動資產	**Current Assets**			
待售物業	Properties held for sale	12	**336**	336
存貨	Inventories	18	**1,880**	1,866
上市投資	Listed investment		**–**	24
應收賬項、應收賬款、按金及預付款項	Debtors, accounts receivable, deposits and prepayments	19	**4,248**	3,088
現金及銀行存款	Cash and bank deposits		**5,511**	2,545
			11,975	7,859
流動負債	**Current Liabilities**			
銀行貸款、其他貸款及透支	Bank loans, other loans and overdrafts			
有抵押	secured		**49**	63
無抵押	unsecured		**826**	467
應付賬項、應付賬款、按金及應付款項	Creditors, accounts payable, deposits and accruals	20	**3,912**	2,995
税項撥備	Provision for taxation		**108**	95
			4,895	3,620
流動資產淨額	**Net Current Assets**		**7,080**	4,239
資產總額減流動負債	**Total Assets Less Current Liabilities**		**50,831**	53,392
長期借款	**Long Term Borrowings**	23	**(9,653)**	(8,737)
遞延税項負債	**Deferred Tax Liabilities**	24	**(325)**	(299)
		25	**40,853**	44,356
資金來源	*Financed by*			
股本	**Share Capital**	21	**875**	875
儲備	**Reserves**	22	**36,419**	37,943
建議股息	**Proposed Dividend**		**1,532**	3,720
股東資金	**Shareholders' Funds**		**38,826**	42,538
少數股東權益	**Minority Interests**		**2,027**	1,818
			40,853	44,356

榮智健 Larry Yung Chi Kin
董事 Director

范鴻齡 Henry Fan Hung Ling
董事 Director

資產負債表
Balance Sheet

二零零三年十二月三十一日止結算 as at 31 December 2003

以港幣百萬元計算	*in HK$ million*	附註 Note	**2003**	2002
固定資產	**Fixed Assets**	12	**40**	50
附屬公司	**Subsidiary Companies**	13	**34,499**	38,626
共同控制實體	**Jointly Controlled Entities**	14	**137**	45
聯營公司	**Associated Companies**	15	**3,836**	2,448
流動資產	**Current Assets**			
應收賬項、應收賬款、按金及預付款項	Debtors, accounts receivable, deposits and prepayments	19	**79**	90
現金及銀行存款	Cash and bank deposits		**3,910**	1,613
			3,989	1,703
流動負債	**Current Liabilities**			
銀行貸款、其他貸款及透支	Bank loans, other loans and overdrafts			
無抵押	unsecured		**26**	–
應付賬項、應付賬款、按金及應付款項	Creditors, accounts payable, deposits and accruals	20	**58**	62
			84	62
流動資產淨額	**Net Current Assets**		**3,905**	1,641
資產總額減流動負債	**Total Assets Less Current Liabilities**		**42,417**	42,810
長期借款	**Long Term Borrowings**	23	**(5,325)**	(4,246)
			37,092	38,564
資金來源	*Financed by*			
股本	**Share Capital**	21	**875**	875
儲備	**Reserves**	22	**34,685**	33,969
建議股息	**Proposed Dividend**		**1,532**	3,720
股東資金	**Shareholders' Funds**		**37,092**	38,564

榮智健 Larry Yung Chi Kin
董事 Director

范鴻齡 Henry Fan Hung Ling
董事 Director

綜合現金流量表
Consolidated Cash Flow Statement

截至二零零三年十二月三十一日止年度 for the year ended 31 December 2003

以港幣百萬元計算	*in HK$ million*	**2003**	2002
綜合業務之現金流量	**Cash Flows from Consolidated Activities**		
扣除財務支出淨額後之綜合業務溢利	*Profit from Consolidated Activities after Net Finance Charges*	**812**	2,149
利息開支淨額	Net interest expense	**290**	385
來自投資收益	Income from investments	**(314)**	(1,294)
折舊及攤銷	Depreciation and amortisation	**609**	533
商譽攤銷	Amortisation of goodwill	**12**	17
商譽之減值虧損	Impairment loss of goodwill	**26**	–
出售固定資產之虧損	Loss on disposal of fixed assets	**43**	23
固定資產之減值回撥	Reversal of impairment loss of fixed assets	**–**	(2)
投資物業重估減值	Investment properties revaluation deficit	**587**	–
出售投資物業之溢利	Profit on disposal of investment properties	**–**	(7)
出售附屬公司之溢利	Profit on disposal of subsidiary company	**(2)**	(7)
出售聯營公司之溢利	Profit on disposal of associated companies	**(2)**	–
出售投資之溢利	Profit on disposal of investments	**(327)**	(2)
共同控制實體及非上市投資之減值虧損撥備	Provision for jointly controlled entities / unlisted investments	**2**	2
未計營運資金變動之經營溢利	*Operating Profit before Working Capital Changes*	**1,736**	1,797
存貨增加	Increase in inventories	**(25)**	(68)
應收賬項、應收賬款、按金及預付款項（增加）/減少	(Increase) / decrease in debtors, accounts receivable, deposits and prepayments	**(1,107)**	220
上市投資減少	Decrease in listed investments	**24**	2,165
應付賬項、應付賬款、按金及應付款項增加	Increase in creditors, accounts payable, deposits and accruals	**932**	397
外幣滙率影響	Effect of foreign exchange rates	**(25)**	(28)
綜合業務產生之現金	*Cash Generated from Consolidated Activities*	**1,535**	4,483
已收利息	Interest received	**46**	72
已付利息	Interest paid	**(443)**	(617)
已付所得税	Income taxes paid	**(148)**	(226)
綜合業務之現金淨額	**Net Cash from Consolidated Activities**	**990**	3,712

以港幣百萬元計算	in HK$ million	2003	2002
投資業務之現金流量	**Cash Flows from Investing Activities**		
購入附屬公司(扣除所得現金及等同現金)	Purchase of subsidiary companies (net of cash and cash equivalents acquired)	–	(1,809)
購入附屬公司權益之增加	Purchase of additional interests in a subsidiary company	–	(28)
購入固定資產	Purchase of fixed assets	**(954)**	(772)
於共同控制實體之投資	Investment in jointly controlled entities	**(269)**	(795)
於聯營公司之投資	Investment in associated companies	**(17)**	(75)
出售固定資產所得	Proceeds on disposal of fixed assets	**33**	39
出售投資所得	Proceeds on disposal of investments	**6,356**	17
出售附屬公司(扣除出售之現金及等同現金)(附註a)	Disposal of subsidiary companies (net of cash and cash equivalents) (Note a)	**14**	884
退回購入作價所得	Proceeds on refund of purchase consideration	–	15
借予共同控制實體之貸款增加	Increase in loans to jointly controlled entities	**(22)**	(127)
投資之減少	Decrease in investments	–	602
借予聯營公司之貸款(增加)/減少	(Increase) / decrease in loans to associated companies	**(774)**	1,215
從聯營公司之股息收入	Dividend income from associated companies	**508**	580
從共同控制實體之股息收入	Dividend income from jointly controlled entities	**45**	39
從各項投資所得收益	Income from investments	**263**	1,592
來自投資業務之現金淨額	**Net Cash from Investing Activities**	**5,183**	1,377
來自融資之現金流量	**Cash Flows from Financing Activities**		
購回股份	Repurchase of shares	–	(20)
新借款項	New borrowings	**4,280**	1,835
償還貸款	Repayment of loans	**(3,027)**	(6,858)
少數股東權益之減少	Decrease in minority interests	**(102)**	(145)
已派股息	Dividends paid	**(4,377)**	(1,971)
用於融資之現金淨額	**Net Cash used in Financing Activities**	**(3,226)**	(7,159)
現金及等同現金之增加/(減少)淨額	**Net Increase / (Decrease) in Cash and Cash Equivalents**	**2,947**	(2,070)
在一月一日之現金及等同現金	**Cash and Cash Equivalents at 1 January**	**2,513**	4,574
外幣滙率變動之影響	**Effect of Foreign Exchange Rate Changes**	**9**	9
在十二月三十一日之現金及等同現金	**Cash and Cash Equivalents at 31 December**	**5,469**	2,513
現金及等同現金結存之分析	**Analysis of the Balances of Cash and Cash Equivalents**		
現金及銀行存款	Cash and bank deposits	**5,511**	2,545
銀行透支(附註b)	Bank overdrafts (Note b)	**(42)**	(32)
		5,469	2,513

綜合現金流量表附註
Notes to Consolidated Cash Flow Statement

a 出售附屬公司 a Disposal of Subsidiary Companies

以港幣百萬元計算	*in HK$ million*	**2003**	2002
出售淨資產	**Net Assets Disposal**		
固定資產	Fixed assets	**72**	2,476
存貨	Inventories	**6**	–
應收賬款及預付款項	Accounts receivable and prepayments	**12**	61
現金及銀行存款	Cash and bank deposits	**3**	751
應付賬款及應付款項	Accounts payable and accrued charges	**(20)**	(67)
銀行貸款	Bank loans	**(21)**	(1,222)
少數股東權益	Minority interests	**(37)**	(371)
		15	1,628
出售溢利	Profit on disposal	**2**	7
		17	1,635
收入方式	*Satisfied by*		
現金	**Cash**	**17**	1,635

有關出售附屬公司之現金及等同現金流入淨額之分析

Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiary companies

以港幣百萬元計算	*in HK$ million*	**2003**	2002
現金作價	Cash consideration	**17**	1,635
出售之現金及銀行存款	Cash and bank deposits disposed of	**(3)**	(751)
		14	884

b 有關銀行貸款、其他貸款及透支之現金及等同現金結存之對賬 b Reconciliation of the Balance of Cash and Cash Equivalents in Respect of Bank Loans, Other Loans and Overdrafts

以港幣百萬元計算	*in HK$ million*	**2003**	2002
銀行貸款、其他貸款及透支	Bank loans, other loans and overdrafts	**875**	530
銀行貸款及其他貸款	Bank loans and other loans	**(833)**	(498)
銀行透支	Bank overdrafts	**42**	32

綜合權益變動表
Consolidated Statement of Changes in Equity

截至二零零三年十二月三十一日止年度 for the year ended 31 December 2003

以港幣百萬元計算	in HK$ million	附註 Note	2003	2002
一月一日	**At 1 January**		**42,757**	41,489
上年度調整	**Prior Year Adjustments**	1a		
遞延稅項	Deferred taxation		**(74)**	(58)
所佔聯營公司	Share of associated company			
遞延稅項	Deferred taxation		**(82)**	(56)
溢利確認之改變	Change in profit recognition		**(63)**	(78)
重列	**As Restated**		**42,538**	41,297
所佔聯營公司儲備	**Share of Reserves of Associated Companies**		**(584)**	(512)
因出售之商譽回撥	**Goodwill Written Back on Disposal**		**11**	–
物業重估產生之虧絀	**Deficit on Revaluation of Properties**		**(87)**	(120)
外幣換算差額	**Exchange Translation Differences**		**(6)**	1
商譽之減值虧損	**Impairment Loss on Goodwill**		**26**	–
儲備回撥	**Reserves Released**		**–**	(12)
未於綜合損益賬確認之虧損淨額	**Net Losses Not Recognised in the Consolidated Profit and Loss Account**		**(640)**	(643)
股東應佔溢利	**Profit Attributable to Shareholders**			
重前所列	As previously reported		**1,305**	3,902
上年度調整由於	Prior year adjustments arising from	1a		
遞延稅項之會計政策改變	change for accounting policy for deferred taxation		**–**	(42)
所佔聯營公司溢利確認之改變	share of associated companies for change in profit recognition		**–**	15
股東應佔溢利（二零零二年：重列）	**Profit Attributable to Shareholders (2002: Restated)**		**1,305**	3,875
股息	**Dividends**	8	**(4,377)**	(1,971)
購回股份	**Repurchase of Shares**		**–**	(20)
十二月三十一日	**At 31 December**		**38,826**	42,538
代表	*Representing*			
十二月三十一日已計入建議末期及特別股息	**At 31 December after Proposed Final and Special Dividends**		**37,294**	38,818
建議末期股息	**Proposed Final Dividend**	8	**1,532**	1,532
建議特別股息	**Proposed Special Dividend**	8	**–**	2,188
			38,826	42,538

1 主要會計政策

a 編製準則

本賬目已按照香港普遍採納之會計原則編製，並符合香港會計師公會公佈之會計準則。中信泰富之聯營公司國泰航空有限公司（「國泰航空」）若干長期負債之滙兑差額並無符合香港會計實務準則（「香港會計準則」）第11號，惟已符合國際財務報告準則（「國際財務報告準則」）。國泰航空之政策闡釋載於下文會計政策附註1q段。

本賬目根據實際成本編製，並因應重估投資物業及並非長期持有之上市投資而作出修訂。有關闡釋載於下文之會計政策內。

本集團已採納了於本會計期生效之香港會計準則第12號（經修訂）「所得税」。香港會計準則第12號（經修訂）之實施主要影響遞延税項。由於新會計政策在採納時附有追溯權力，因此截至二零零二年十二月三十一日止年度之溢利、以及在二零零二年十二月三十一日之資本儲備及保留溢利，分別減少港幣四千二百萬元、港幣四千九百萬元及港幣一億七百萬元。此項會計政策之改變詳情載於下文附註1r段。

此外，若干聯營公司已更改溢利確認政策，所產生之影響已在本集團會計賬目內作出追溯調整。因此，截至二零零二年十二月三十一日止年度之溢利增加港幣一千五百萬元，而在二零零二年十二月三十一日之保留溢利以及納入儲備之商譽，則分別減少港幣二千六百萬元及增加港幣三千七百萬元。

b 綜合賬目之準則

綜合賬目乃綜合本公司及其全部附屬公司截至結算日止之賬目。於本年度收購或出售之附屬公司，其業績分別由收購之生效日期起計或計至出售之生效日期為止。

1 Significant Accounting Policies

a Basis of Preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The recognition of exchange differences on certain long-term liabilities in CITIC Pacific's associated company Cathay Pacific Airways Limited ('Cathay Pacific') does not comply with Hong Kong Statement of Standard Accounting Practice ('SSAP') No. 11 but does comply with International Financial Reporting Standards ('IFRS') and Cathay Pacific's policy is explained in accounting policy Note 1q below.

The accounts are prepared under the historical cost convention as modified by the revaluation of investment properties and listed investments not held for long term as explained in the accounting policies set out below.

The Group has adopted SSAP No. 12 (Revised) 'Income Taxes' which became effective for the current accounting year. The principal effect of the implementation of SSAP No. 12 (Revised) is in relation to deferred tax where the Group has adopted the change in accounting policy retrospectively. As a result, the profit for the year ended 31 December 2002, capital reserve and retained profits as at 31 December 2002 are reduced by HK$42 million, HK$49 million and HK$107 million respectively. Details of the accounting policy are set out in Note 1r below.

Also, certain associated companies have changed their profit recognition policies and the impact has been adjusted in the Accounts of the Group retrospectively. As a result, the profit for the year ended 31 December 2002 is increased by HK$15 million and retained profits and goodwill included in reserves as at 31 December 2002 are reduced by HK$26 million and increase by HK$37 million respectively.

b Basis of Consolidation

The consolidated accounts incorporate the accounts of the Company and all its subsidiary companies made up to the balance sheet date. The results of subsidiary companies acquired or disposed of during the year are included as from the effective dates of acquisition or up to the effective dates of disposal respectively.

1 主要會計政策續

c 商譽

因收購附屬公司及聯營公司而產生之正商譽，為其收購成本超出本集團應佔所收購可辨認資產及負債之公平價值之數額。

- 就二零零一年一月一日之前所進行之收購而言，正商譽乃於收購年度在儲備內撇銷，或按其對本集團之估計可使用年期攤銷。
- 就二零零一年一月一日或之後所進行之收購而言，正商譽乃按其不超過二十年之估計可使用年期以直線法攤銷。

因收購附屬公司及聯營公司而產生之負商譽，為本集團應佔所收購可辨認資產及負債之公平價值超出其收購成本之數額。

- 就二零零一年一月一日之前所進行之收購而言，負商譽均撥入資本儲備內。
- 就二零零一年一月一日或之後所進行之收購而言，倘負商譽涉及預計將於未來出現之虧損及支出（此等虧損及支出均在收購計劃中確定，並能可靠地衡量），則是項商譽須於確認日後出現之虧損及支出時在綜合損益賬中確認。任何剩餘之負商譽（但不超過所收購非貨幣資產之公平價值）乃於該等可予折舊或可予攤銷之非貨幣資產之加權平均可用年期內在綜合損益賬上確認，惟代表收購投資物業所得折扣之負商譽則列入綜合資產負債表，以供抵銷日後出現之重估虧絀。超出所收購非貨幣資產公平價值之負商譽均即時在綜合損益賬上確認。

正商譽乃按成本減累積攤銷及減值虧損以獨立資產形式列入綜合資產負債表或撥入聯營公司項下（見附註1o）。尚未在綜合損益賬確認之負商譽乃以正商譽之扣減形式顯示。以往列入儲備之商譽毋須重新列賬。

1 Significant Accounting Policies *continued*

c Goodwill

Positive goodwill arising on acquisition of subsidiary companies and associated companies represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

- for acquisitions before 1 January 2001, positive goodwill was written off to reserves in the year of acquisition or amortised over a period no longer than its useful life to the Group.
- for acquisitions on or after 1 January 2001, positive goodwill is amortised on a straight line basis over its estimated useful life not exceeding 20 years.

Negative goodwill arising on acquisition of subsidiary companies and associated companies represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition.

- for acquisitions before 1 January 2001, negative goodwill was credited to the capital reserve.
- for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable or amortisable except that negative goodwill representing discount on acquisition of investment properties is carried in the consolidated balance sheet for setting off valuation deficit in future. Negative goodwill in excess of the fair value of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

Positive goodwill is stated in the consolidated balance sheet as a separate asset or included within associated companies at cost less accumulated amortisation and impairment losses (see Note 1o). Negative goodwill not yet recognised in the consolidated profit and loss account is shown as a deduction from positive goodwill. Goodwill previously included in reserves has not been restated.

1 主要會計政策續

d 附屬公司

附屬公司乃本公司透過直接或間接權益而擁有其控制權之公司。擁有控制權代表本公司可以影響該公司之財務及營運政策。

在本公司資產負債表內於附屬公司之投資，乃以成本減去任何減值虧損入賬。附屬公司之業績則以已收及應收股息計算在本公司之內。

e 共同控制實體

共同控制實體為本集團與其他人士組成之合資企業，其經濟活動由本集團與該等其他人士共同控制，概無任何一方享有單獨控制權。

綜合損益賬已包括本集團應佔共同控制實體在本年度之業績，並就商譽之攤銷及減值虧損作出調整(如有者)。綜合資產負債表已包括本集團應佔共同控制實體之資產淨值以及在收購時產生之商譽/負商譽(已扣除累積攤銷)。

在本公司資產負債表內於共同控制實體之投資，乃以成本減去減值虧損入賬。共同控制實體之業績則以已收及應收股息計算在本公司之內。

1 Significant Accounting Policies *continued*

d Subsidiary Companies

A subsidiary company is a company which is controlled by the Company through direct or indirect interest. Control represents the power to govern the financial and operating policies of that company.

Investments in subsidiary companies are carried in the Company's balance sheet at cost less any impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

e Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year adjusted by amortisation and impairment losses of goodwill, if any. The consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill / negative goodwill (net of accumulated amortisation) on acquisition.

In the Company's balance sheet the investments in jointly controlled entities are stated at cost less impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

1 主要會計政策續

f 聯營公司

聯營公司指除附屬公司及共同控制實體外，由本集團長期持有不多於百分之五十股權，而又能對其管理運用顯著影響力之公司。

綜合損益賬包括本集團在該年度所佔聯營公司之業績，並就商譽之攤銷及減值虧損作出調整（如有者）。綜合資產負債表內包括本集團所佔聯營公司之資產淨值，及已包括於收購日所佔其資產淨值之公平價值。

在本公司資產負債表內，於聯營公司之投資乃以成本減去減值虧損入賬。聯營公司之業績則以已收及應收股息計算在本公司之內。

g 折舊

除投資物業、待發展之物業及在建工程外，所有固定資產均以成本減去累積折舊及累積減值虧損入賬。

反映物業市道、折舊及其他因素之投資物業價值之變化，皆按附註1h所述基準編入年度賬目。

永久業權之土地不作攤銷。租約土地按有關租約之餘期折舊。

行車隧道之折舊乃根據隧道設計使用量以償還基金方式計算。

其他固定資產用直線法在估計使用年期內足以撇銷其成本或估值（扣除減值虧損）之折舊率折舊，年率如下：

- 樓宇：2%–4%或該土地之租約餘期
- 其他固定資產，包括電訊設備、交通設備、貨運駁船、電腦裝備、汽車、機器、傢俬、裝置及設備：10%–25%

1 Significant Accounting Policies *continued*

f Associated Companies

Associated companies are companies, other than subsidiary companies or jointly controlled entities, in which the Group holds not more than 50 per cent of their equity share capital for the long term and can exercise significant influence in their management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year adjusted by amortisation and impairment losses of goodwill, if any. The consolidated balance sheet includes the Group's share of net assets of the associated companies, after attributing fair values to the net assets at the date of acquisition.

In the Company's balance sheet the investments in associated companies are stated at cost less impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

g Depreciation

All fixed assets except investment properties, properties held for development and construction in progress are carried at cost less accumulated depreciation and accumulated impairment losses.

Changes in the value of investment properties reflecting market conditions, depreciation and other factors are incorporated in the annual accounts on the basis set out in Note 1h.

Freehold land is not amortised. Leasehold land is depreciated over the remaining portion of the relevant lease.

Depreciation of the vehicular tunnel was provided with reference to projected usage of the tunnel through a sinking fund calculation.

Other fixed assets are depreciated at rates sufficient to write off their cost or valuation, less impairment losses, if any, over their estimated useful lives on a straight line basis at the following annual rates:

- Buildings: 2%–4% or the remaining lease period of the land
- Other fixed assets, comprising telecommunications equipment, traffic equipment, cargo lighters, computer installations, motor vehicles, plant and machinery, furniture, fixtures and equipment: 10%–25%

1 主要會計政策 *續*

h 投資物業

投資物業指建築及發展工程皆已完成而因有投資潛質而持有之土地及樓宇權益。

凡未屆滿租約之投資物業而租期超過二十年者，每年須由具有專業資格之獨立估值師估值。估值乃按各項物業之公開市值基準進行，土地與樓宇並無分開評估其價值。各項估值列入年度賬目內。估值之增值列入投資物業重估儲備，減值則先按整體為準以較早估值之增值抵銷，然後在經營溢利中扣除。

凡未屆滿租約之投資物業而租期為二十年或短於二十年者，則按租約餘期加以折舊。

待出售投資物業後，過往估值之重估儲備已變現之有關部份，會由投資物業重估儲備撥回損益賬。

i 待發展物業

待發展物業包括留待日後發展之土地、建築中之樓宇及於發展中惟未決定是否保留作投資用途或出售以賺取收入之物業。此等投資以成本減去任何累積減值虧損入賬。

1 Significant Accounting Policies *continued*

h Investment Properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential.

Investment properties held on leases with unexpired periods greater than twenty years are valued annually by independent professionally qualified valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed separately to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment property revaluation reserve; decreases are first set off against increases on earlier valuations on a portfolio basis and thereafter are charged to operating profit.

Investment properties held on leases with unexpired periods of twenty years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment property revaluation reserve to the profit and loss account.

i Properties Held for Development

Properties held for development consist of investments in land for future development and buildings under construction and properties under development pending any positive intention either to retain them for investment purposes or to sell them for proceeds. The investments are stated at cost less any accumulated impairment losses.

1 主要會計政策續

j 撥作發展成本之支出

物業發展支出包括利息及專業費用，皆撥作發展成本。

需要長時間籌備方能擬作使用或出售之發展中資產，其涉及之借貸成本皆撥作發展中資產之賬面值。

發展中資產所借貸資金之資本化比率，乃根據本集團之借貸成本釐定。

其他借貸成本皆於該期內之損益賬支銷。

k 收益認算

i) 汽車

來自汽車銷售之收益，乃於簽發登記文件或將車輛付運時(以較早為準)及當顧客一併接收該貨品連同有關之風險和擁有權時入賬。收益已扣除任何政府稅項及減去任何貿易折扣。

ii) 出售發展中物業及待售物業

來自出售發展中物業之收益，於發展供出售之物業在竣工前售出及工程項目之結果可按照建築工程進度合理地確認時入賬。溢利在該項發展期間內每年以該項發展之估計溢利總額按比例入賬。所用之比例經計入或然事項之適當準備後，參照於結算日已支出之建築成本與該項發展竣工之估計總建築成本之比例及已收銷售所得款項計算。

來自待售物業之收益於簽訂買賣合約之日入賬。

1 Significant Accounting Policies *continued*

j Capitalisation of Development Costs

Property development expenditure, inclusive of interest and professional fees, is capitalised as cost of development.

Borrowing costs incurred on assets under development that take a substantial period of time to get ready for their intended use or sale are capitalised into the carrying value of the assets under development.

The capitalisation rate applied to funds borrowed for the development of the assets is based on the attributable cost of funds to the Group.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

k Revenue Recognition

i) Motor Vehicles

Revenue arising from the sale of motor vehicles is recognised when the registration document is issued or on delivery of motor vehicles, whichever is earlier, which are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes any government taxes and is after deduction of any trade discounts.

ii) Sales of Properties under Development and Properties Held for Sale

Income from sales of properties under development is recognised when the properties developed for sale are sold in advance of completion and the outcome of projects can be ascertained with reasonable certainty by reference to the construction progress. Profit is recognised over the course of the development and is computed in each year as a proportion of the total estimated profit of the development. The proportion used is calculated by reference to the proportion of construction costs incurred to date to the estimated total construction costs to completion of the development and the extent of the sales proceeds received, after taking into account due allowance for contingencies.

Income from properties held for sale is recognised at the date when sale agreement is signed.

1 主要會計政策續

k 收益認算續

iii) 來自合作合營公司之收益

其他來自合作合營公司所得之收入或股息，均於收取之權利確定時入賬。

就本集團已獲最低回報率保證之合作合營公司權益而言，收益應以最低回報率計算。任何超逾最低回報率之收益，均於該年度作已收款項或應收款項入賬。

出售合作合營公司之收益於簽訂買賣合約日期時入賬。

iv) 其他貨品

來自貨品銷售之收益於交貨予顧客時入賬。收益經已扣除任何貿易折扣。

v) 提供服務

佣金收入及提供維修服務之收入，分別於有關貨物售予顧客及有關工作完成時入賬。

vi) 來自電訊服務之收益於提供服務予顧客時入賬。

vii) 股息收入

股息收入於收取股息之權利確定時入賬。

本集團參與投資之公司於其結算日後建議或宣派之股息，均不確認為於結算日之收入，改為於確立收取股息權利之日期予以確認。

l 待售物業

待售物業歸入流動資產一類，並以成本值及可變現淨值之較低者入賬。

1 Significant Accounting Policies *continued*

k Revenue Recognition *continued*

iii) Income from Co-operative Joint Venture

Other income or dividend from co-operative joint venture is recognised when the right to receive is established.

Where the Group has been guaranteed a minimum rate of return on its investment in co-operative joint ventures, income is accrued at the minimum rate of return, and any return in excess of the minimum is recognised in the year in which it is received, or becomes receivable.

Income from disposal of co-operative joint venture is recognised at the date when sale agreement is signed.

iv) Other Goods

Revenue arising from the sale of other goods is recognised on the delivery of goods to customers. Revenue is determined after deduction of any trade discounts.

v) Rendering of Services

Commission income and revenue arising from the rendering of repairing services are recognised when the goods concerned are sold to customers and when the relevant work is completed respectively.

vi) Revenue from the provision of telecommunications services is recognised upon delivery of the services.

vii) Dividend Income

Dividend income is recognised when the right to receive the dividend is established.

Dividends proposed or declared after their balance sheet date by companies in which the Group has an investment are not recognised as revenue at the balance sheet date but on the date when the right to receive is established.

l Properties Held for Sale

Properties held for sale are classified under current assets and are stated at the lower of cost and net realisable value.

1 主要會計政策續

m 投資

於中華人民共和國之合作合營公司以成本(扣除資本歸還額)減去減值虧損入賬，或(如有者)以成本按不超過本集團估計可使用之年期予以攤銷。

其他長期持有之上市及非上市投資之權益，乃以成本減去減值虧損入賬。於結算日個別上市投資之賬面值會作出檢討，以評估其公平價值是否低於賬面值。倘跌值非屬暫時性質，該等證券之賬面值將減至其公平價值。減少之金額會列入損益賬內之支出項目下。

其他非長期持有之上市投資之權益乃按其公平價值入賬。於結算日，因該等投資之公平價值有所變動而產生之未變現損益淨額已在損益賬中確認。出售該等投資之損益為銷售所得款項淨額與賬面值之差額，會於出現時在損益賬中確認。

n 營業租約

資產擁有權之全部利益及風險實際上仍保留於出租公司之租約，列為營業租約處理。營業租約之應付及應收租金按各租期以直線法計算。

o 資產減值

本集團在發生若干事件或情況有所轉變而致某項資產之賬面值可能無法收回時檢討資產(包括商譽)之賬面值以確定是否存在減值。倘有關資產被視作出現減值，將於損益賬內確認之減值乃根據該等資產之賬面值超出可收回金額而釐定。

1 Significant Accounting Policies *continued*

m Investments

Co-operative joint ventures in the People's Republic of China are stated at cost (net of capital repayment) less impairment losses or where appropriate, the cost is amortised over a period no longer than its estimated useful life to the Group.

Interest in other listed and unlisted investments held for the long term are stated at cost less impairment losses. The carrying amounts of individual listed investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities is reduced to its fair value. The amount of the reduction is recognised as an expense in the profit and loss account.

Interest in other listed investments not held for the long term are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of such investments are recognised in the profit and loss account. Profits or losses on disposal of such investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

n Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are accounted for on a straight line basis over the respective periods of the leases.

o Impairment of Assets

The Group reviews the carrying amounts of assets including goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognised in the profit and loss account is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

1 主要會計政策續

p 存貨

存貨主要包括汽車、零件、電器用品、食品、貿易項目及鋼鐵，乃以成本值及可變現淨值之較低者入賬。成本指購置之實質成本，並適當地以先進先出法、個別鑑定法或加權平均法計算。可變現淨值乃參照結算日後日常業務往來出售貨品所得銷售收入計算，而在其他情況下，則參照管理層根據現行市場情況及重置成本淨值所作估計計算。

q 外幣

附屬公司及聯營公司以外幣結算之資產負債表，全部根據結算日之滙率換算，而損益賬則根據平均滙率換算。所引致之滙兑盈虧已包括在儲備之變動內。

年內以外幣為單位之各項交易均按照交易日之滙率換算為港幣，以外幣為單位之貨幣資產及負債則按結算日之市場滙率換算為港幣。因此而引致之滙兑盈虧已包括於損益賬內；但下述者除外：

國泰航空於編製賬目時，為減少未來營業現金流量受滙率波動影響之風險，將對其飛機及相關設備之外幣借款及租賃責任作出安排，致使預期之營業現金流量足以還款。此等借款、租賃責任、貨幣衍生工具及在國泰航空之資產負債表內相關抵押存款之任何未實現滙兑差額，會透過權益變動表直接計入儲備。該等滙兑差額將作為收益調整，在同期或對沖交易影響淨損益時包括在損益賬內。按照附註1a段所述，以上入賬法符合國際財務報告準則之規定；惟並不符合香港會計準則第11號之規定，即要求將此等滙兑差額計入損益賬中。國泰航空董事認為，所採取之入賬法能真實公平反映賬目，而該入賬法亦獲國泰航空之核數師同意。

1 Significant Accounting Policies *continued*

p Inventories

Inventories comprising mainly motor vehicles, spare parts, electrical appliances, food, trading items and steels are valued at the lower of cost and net realisable value. Cost represents the actual cost of purchase and is calculated on the first-in first-out, specific identification or weighted average basis as appropriate. Net realisable value is determined by reference to the sale proceeds of items sold in the ordinary course of business after the balance sheet date, and in other cases, to management's estimates based on prevailing market conditions and net replacement costs.

q Foreign Currencies

The balance sheets of subsidiary companies and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at an average rate. Exchange differences arising are dealt with as a movement in reserves.

Transactions arising in foreign currencies during the year are translated into Hong Kong dollars at rates ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into Hong Kong dollars at market rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account with the following exception:

Cathay Pacific prepares its accounts on the basis that borrowings and leasing obligations relating to aircraft and related equipment are so arranged that repayments are covered by the anticipated future operating cash flows in the related currencies in order to reduce exposure to exchange rate fluctuations. Any unrealised exchange differences on these borrowings, leasing obligations and currency derivatives, and on related security deposits in Cathay Pacific's balance sheet, are recognised directly in equity via the Statement of Changes in Equity. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged transaction affects the net profit and loss. As mentioned in Note 1a this complies with IFRS but does not comply with SSAP No. 11 which would have required the exchange differences to pass through the profit and loss account. The directors of Cathay Pacific consider the adopted treatment gives the accounts a true and fair view and the auditors of Cathay Pacific agree.

1 主要會計政策續

r 遞延稅項

以往，假如重大時差之稅務影響，促使公司預期在可見將來應要繳付或收取某項負債或資產，則有關影響將確認為遞延稅項。

香港會計準則第12號（經修訂）則採用資產負債表負債法計算遞延稅項，用以確認資產及負債兩者本身稅基與賬面值之臨時差額。因滙付保留溢利產生之預扣稅，只會在公司現階段有意滙付此等溢利之情況下方進行撥備。至於涉及尚未動用賦稅虧損之遞延稅項資產，則只會在未來有可能動用有關虧損時方予確認。

1 Significant Accounting Policies *continued*

r Deferred Taxation

In prior years, deferred tax were recognised in respect of the taxation effect arising from material timing differences to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future.

Under SSAP No. 12 (Revised), a balance sheet liability method is adopted whereby deferred tax is recognised in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts. Provision for withholding tax that will arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to unused tax losses are recognised to the extent that the future utilisation is probable.

2 營業額

本公司之主要業務為持有其附屬公司，而其附屬公司之主要業務載於本賬目附註31。

本集團之營業額包括向顧客供應貨品（如適用，經扣除政府稅項）及提供服務之總發票值、電訊服務收費、出售投資及物業所得總額、就股息已收及應收之款項、來自合作合營公司之收入、隧道收費、總物業租金，以及貨倉及冷藏倉庫收入，分析如下：

2 Turnover

The principal activity of the Company is holding its subsidiary companies and the principal activities of its principal subsidiary companies are set out in Note 31 to the accounts.

Turnover of the Group comprises the total invoiced value of goods supplied net of government taxes where applicable, and services rendered to customers, fees from provision of telecommunication services, gross proceeds from sale of investments and properties, amounts received and receivable in respect of dividends, income from co-operative joint ventures, toll income, gross property rental and godown and cold storage income, analysed as follows:

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2003**	2002
貨品銷售	Sales of goods	**15,968**	13,953
出售固定光纖網絡在建工程之投資	Sale of investment in optical fibre network *under construction*	**–**	1,635
出售於合作合營公司之投資	Sale of investment in co-operative joint ventures	**6,160**	–
提供予顧客之服務	Services rendered to customers	**2,236**	1,771
股息收入及合作合營公司收益	Dividend income and income from co-operative joint ventures	**313**	1,290
隧道收費	Toll income	**491**	511
其他	Others	**1,012**	3,156
		26,180	22,316

2 營業額續

2 Turnover *continued*

分類資料乃按本集團之業務及地理區域劃分。選擇以業務分類作為主要之呈報方式，因此舉較切合本集團之內部財務滙報程序。

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

以下為按業務劃分之集團營業額分析：

An analysis of the Group's turnover by business is as follows:

		集團 Group		分類業務分配 Segment allocations		分類業務營業額 Segment turnover	
以港幣百萬元計算	*in HK$ million*	**2003**	2002	**2003**	2002	**2003**	2002
發電	Power	**308**	305	**–**	–	**308**	305
基礎設施	Civil Infrastructure	**6,676**	1,432	**–**	–	**6,676**	1,432
信息業	Communications	**1,590**	2,887	**–**	–	**1,590**	2,887
銷售及分銷	Marketing & Distribution	**12,136**	11,212	**–**	–	**12,136**	11,212
物業	Property	**401**	460	**75**	88	**476**	548
工業製造	Industrial Manufacturing	**4,842**	3,581	**–**	–	**4,842**	3,581
其他	Others	**227**	2,439	**–**	–	**227**	2,439
		26,180	22,316	**75**	88	**26,255**	22,404

以下為按地理區域劃分之集團營業額分析：

An analysis of the Group's turnover by geographical area is as follows:

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2003**	2002
香港	Hong Kong	**7,482**	10,094
中國	Mainland China	**17,559**	11,066
日本	Japan	**420**	465
其他	Others	**719**	691
		26,180	22,316

3 綜合業務溢利

以下為按業務劃分之集團綜合業務溢利分析：

3 Profit from Consolidated Activities

An analysis of the Group's profit from consolidated activities by business is as follows:

以港幣百萬元計算	in HK$ million	集團 Group 2003	2002	分類業務分配 Segment allocations 2003	2002	分類業務溢利 Segment profit 2003	2002
發電	Power	**227**	234	**–**	–	**227**	234
基礎設施	Civil Infrastructure	**628**	1,247	**–**	–	**628**	1,247
信息業	Communications	**90**	300	**–**	–	**90**	300
銷售及分銷	Marketing & Distribution	**345**	320	**(75)**	(88)	**270**	232
物業	Property	**315**	349	**75**	88	**390**	437
工業製造	Industrial Manufacturing	**388**	280	**–**	–	**388**	280
其他	Others	**73**	213	**–**	–	**73**	213
投資物業重估減值	Investment Properties Revaluation Deficit	**(587)**	–	**–**	–	**(587)**	–
減：一般及行政費用	Less: General & Administration Expenses	**(347)**	(360)	**–**	–	**(347)**	(360)
		1,132	2,583	**–**	–	**1,132**	2,583

以港幣百萬元計算	in HK$ million	集團 Group 2003	2002
綜合業務溢利已計入	*The profit from consolidated activities is arrived at after crediting*		
出售投資之溢利	Profit on disposal of investments	**327**	110
來自上市投資之股息收入	Dividend income from listed investments	**5**	98
來自非上市投資之股息收入	Dividend income from unlisted investments	**300**	290
租金收入	Rental income from		
投資物業	investment properties		
總收益	Gross income	**403**	397
減：直接支出	Less: Direct outgoings	**(81)**	(84)
		322	313
其他營業租約	other operating leases	**154**	120

3 綜合業務溢利*續*

3 Profit from Consolidated Activities *continued*

以港幣百萬元計算	*in HK$ million*	集團 Group 2003	2002
並已扣除	*and after charging*		
銷售成本(附註) 包括存貨成本港幣一百三十九億八千二百萬元(二零零二年:港幣一百一十九億九千八百萬元)	Cost of sales (note) including cost of inventories of HK$13,982 million (2002: HK$11,998 million)	**21,868**	17,236
分銷成本(附註)	Distribution costs (note)	**740**	692
其他營運成本(附註)	Other operating costs (note)	**2,440**	1,803
核數師酬金	Auditors' remuneration	**12**	12
僱員退休金計劃供款	Contributions to staff retirement schemes	**53**	55
折舊及攤銷	Depreciation and amortisation	**609**	533
商譽攤銷	Amortisation of goodwill	**12**	17
商譽之減值虧損	Impairment loss of goodwill	**26**	–
投資物業重估減值	Investment properties revaluation deficit	**587**	–
支付予中信(香港集團)有限公司(「中信香港」)(前稱中國國際信托投資(香港集團)有限公司)之管理費	Management fee payable to CITIC Hong Kong (Holdings) Limited ('CITIC HK') (formerly known as China International Trust & Investment Corporation Hong Kong (Holdings) Limited)	**2**	2
營業租約租金	Operating lease rentals		
土地及樓宇	land and buildings	**106**	123
上市投資之未變現虧損淨額	Unrealised net loss from listed investments	**–**	2

附註:
包括在銷售成本,分銷成本及其他營運成本內之員工成本為港幣十三億一千三百萬元(二零零二年:港幣十三億三千一百萬元)。

Note:
Included in cost of sales, distribution costs and other operating costs are staff costs of HK$1,313 million (2002: HK$1,331 million).

以下為本集團日後根據不可撤銷之營業租約所應收取之最低租約付款總額:

The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

以港幣百萬元計算	*in HK$ million*	2003	2002
一年內	Within 1 year	**338**	305
一年後但於五年內	After 1 year but within 5 years	**332**	279
五年後	After 5 years	**12**	17
		682	601

4 所佔共同控制實體及聯營公司之溢利減虧損

4 Share of Profits Less Losses of Jointly Controlled Entities and Associated Companies

a 共同控制實體

a Jointly Controlled Entities

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2003**	2002
按業務分析	*By business*		
發電	Power	**(3)**	4
基礎設施	Civil Infrastructure	**76**	78
信息業	Communications	**106**	257
銷售及分銷	Marketing & Distribution	**22**	26
其他	Others	**140**	3
		341	368

b 聯營公司

b Associated Companies

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2003**	2002
按業務分析	*By business*		
航空	Aviation	**368**	1,215
基礎設施	Civil Infrastructure	**67**	76
信息業	Communications	**91**	81
銷售及分銷	Marketing & Distribution	**10**	19
物業	Property	**233**	596
		769	1,987
		1,110	2,355

5 財務支出淨額

5 Net Finance Charges

以港幣百萬元計算	in HK$ million	集團 Group 2003	2002
利息支出	*Interest expense*		
須於五年內全部償還之銀行貸款及透支	Bank loans and overdrafts wholly repayable within five years	**88**	204
不須於五年內全部償還之銀行貸款	Bank loans not wholly repayable within five years	**–**	11
須於五年內全部償還之其他貸款	Other loans wholly repayable within five years	**82**	119
不須於五年內全部償還之其他貸款	Other loans not wholly repayable within five years	**268**	268
		438	602
減：已撥充資本之款項	Less: Amount capitalised	**(38)**	(112)
		400	490
利息收入	*Interest income*	**(110)**	(105)
		290	385
其他財務支出	*Other finance charges*	**30**	49
		320	434

6 稅項

香港利得稅根據年內估計應課稅溢利按稅率17.5%（二零零二年：16%）計算。在二零零三年，政府將二零零三年/二零零四年財政年度之利得稅稅率由16%改為17.5%。海外稅項則根據年內估計應課稅溢利，再按本集團經營業務國家當地適用之稅率計算。稅項撥備將定期作出檢討，以反映法例、慣例及商討情況之改變。

6 Taxation

Hong Kong profits tax has been calculated at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the year. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2003**	2002
本公司及其附屬公司	*Company and subsidiary companies*		
香港利得稅	Hong Kong profits tax	**72**	116
海外稅項	Overseas taxation	**79**	32
遞延稅項（附註24）	Deferred taxation (Note 24)	**(3)**	29
		148	177
共同控制實體	*Jointly controlled entities*		
香港利得稅	Hong Kong profits tax	**30**	9
海外稅項	Overseas taxation	**47**	31
遞延稅項	Deferred taxation	**(21)**	(3)
		56	37
聯營公司	*Associated companies*		
香港利得稅	Hong Kong profits tax	**39**	93
海外稅項	Overseas taxation	**103**	78
遞延稅項	Deferred taxation	**25**	39
		167	210
		371	424

6 稅項 *續*

6 Taxation *continued*

採用本集團除稅前溢利計算之稅項，與採用本公司所屬國家稅率計算之理論上稅項比較，兩者差異如下：

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2003**	2002
除稅前溢利	Profit before taxation	**1,922**	4,504
按17.5%之稅率計算（二零零二年：16%）	Calculated at taxation rate of 17.5% (2002: 16%)	**336**	721
其他國家不同稅率之影響	Effect of different taxation rates in other countries	**(24)**	(101)
毋須課稅之收入及費用	Income and expenses not subject to taxation	**26**	(212)
未確認之稅項虧損於本年度抵銷及扣減不被確認之稅項虧損	Utilisation of unrecognised tax losses this year and net of tax losses not recognised	**48**	48
因稅率提高而引致期初遞延稅項負債淨額之增加	Increase in opening net deferred tax liabilities resulting from an increase in tax rate	**(16)**	–
其他	Others	**1**	(32)
稅項開支	Taxation charge	**371**	424

7 股東應佔溢利

已列入本公司賬目之股東應佔溢利為港幣二十九億零五百萬元（二零零二年：港幣二十四億七千七百萬元）。

7 Profit Attributable to Shareholders

The Group's profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$2,905 million (2002: HK$2,477 million).

8 股息

8 Dividends

以港幣百萬元計算	in HK$ million	2003	2002
已派二零零二年末期股息：每股港幣0.70元（二零零一年：港幣0.60元）	2002 Final dividend paid: HK$0.70 (2001: HK$0.60) per share	**1,532**	1,314
已派二零零二年特別股息：每股港幣1.00元	2002 Special dividend paid: HK$1.00 per share	**2,188**	–
		3,720	1,314
已派二零零三年中期股息：每股港幣0.30元（二零零二年：港幣0.30元）	2003 Interim dividend paid: HK$0.30 (2002: HK$0.30) per share	**657**	657
建議二零零三年末期股息：每股港幣0.70元（二零零二年：港幣0.70元）	2003 Final dividend proposed: HK$0.70 (2002: HK$0.70) per share	**1,532**	1,532
已派二零零二年特別股息：每股港幣1.00元	2002 Special dividend paid: HK$1.00 per share	**–**	2,188
		2,189	4,377
每股股息（港幣元）	Dividend per share (HK$)	**1.00**	2.00

9 每股盈利

每股盈利乃按股東應佔溢利港幣十三億零五百萬元（二零零二年：港幣三十八億七千五百萬元）及年內已發行股份2,188,460,160股（二零零二年：加權平均股份2,189,736,763股）計算。

由於年內尚餘之購股權在行使時並無攤薄每股盈利，故並無展示截至二零零三年十二月三十一日止年度之每股盈利數字。

9 Earnings per Share

The calculation of earnings per share is based on profit attributable to shareholders of HK$1,305million (2002: HK$3,875 million) and on 2,188,460,160 shares in issue throughout the year (2002: the weighted average number of 2,189,736,763 shares).

No diluted earnings per share is presented for the year ended 31 December 2003 as the exercise of all the share options outstanding during the year have no dilutive effect on the earnings per share.

10 董事酬金

10 Directors' Emoluments

以港幣百萬元計算	*in HK$ million*	集團 Group 2003	2002
袍金	Fees	**1.8**	1.9
薪金	Salaries	**10.4**	13.6
花紅	Bonuses	**83.3**	94.2
		95.5	109.7

董事酬金分析如下：

The Directors' emoluments are analysed as follows:

酬金範圍	Emoluments Bands	董事人數 Number of directors 2003	2002
港幣0 元至港幣 1,000,000元	HK$0 – HK$1,000,000	**6**	7
港幣1,500,001 元至港幣 2,000,000元	HK$1,500,001 – HK$2,000,000	**4**	5
港幣2,500,001 元至港幣 3,000,000元	HK$2,500,001 – HK$3,000,000	**–**	1
港幣3,000,001 元至港幣 3,500,000元	HK$3,000,001 – HK$3,500,000	**1**	–
港幣3,500,001 元至港幣 4,000,000元	HK$3,500,001 – HK$4,000,000	**1**	–
港幣4,000,001 元至港幣 4,500,000元	HK$4,000,001 – HK$4,500,000	**–**	1
港幣9,000,001 元至港幣 9,500,000元	HK$9,000,001 – HK$9,500,000	**1**	–
港幣11,000,001元至港幣11,500,000元	HK$11,000,001 – HK$11,500,000	**–**	1
港幣13,000,001元至港幣13,500,000元	HK$13,000,001 – HK$13,500,000	**1**	–
港幣15,000,001元至港幣15,500,000元	HK$15,000,001 – HK$15,500,000	**–**	1
港幣15,500,001元至港幣16,000,000元	HK$15,500,001 – HK$16,000,000	**1**	–
港幣17,000,001元至港幣17,500,000元	HK$17,000,001 – HK$17,500,000	**–**	1
港幣19,500,001元至港幣20,000,000元	HK$19,500,001 – HK$20,000,000	**1**	–
港幣23,000,001元至港幣23,500,000元	HK$23,000,001 – HK$23,500,000	**1**	1
港幣27,000,001元至港幣27,500,000元	HK$27,000,001 – HK$27,500,000	**–**	1

年內，獨立非執行董事之酬金為港幣七十萬元（二零零二年：港幣七十萬元）。

Emoluments paid to independent non-executive directors during the year amounted to HK$0.7 million (2002: HK$0.7 million).

年內，本集團最高薪酬之五位人士皆為董事，其酬金亦已包括在上述分析內。

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

年內，本公司若干董事並未獲本公司根據中信泰富股份獎勵計劃二零零零授予任何購股權（二零零二年：授出8,100,000份購股權）。

During the year, no share option was granted (2002: 8,100,000 share options were granted) to certain directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

11 退休福利

在獲得極大部份成員同意下，中信泰富已於二零零三年八月一日起停止向集團在香港的主要退休計劃中信集團退休計劃(「退休計劃」)供款。退休計劃已成為封閉式基金，並繼續由一名獨立信託人根據信託契約及條例細則管理。

所有退休計劃之成員已改為參加中信集團強制性公積金計劃(「強積金計劃」)—員工可選擇參加富達退休集成信託計劃或恒生強積金精選計劃。強積金計劃之供款連同僱主自願供款中所沒收之金額，將根據各集成信託計劃之條款及細則管理。

退休計劃及強積金計劃之資產，均由各計劃之獨立信託人所管理之基金分開持有。

11 Retirement Benefits

With the consent of the majority of its members, the Group ceased making contributions to The CITIC Group Retirement Plan ('ORSO Plan'), one of its principal retirement schemes in Hong Kong, with effect from 1 August 2003. The ORSO Plan will be operated as a closed fund and continue to be managed by an independent trustee according to the provisions of the Trust Deed and Rules.

All ORSO Plan members were enrolled onto the CITIC Group Mandatory Provident Fund Scheme ('MPF Scheme') – with a choice of either the Fidelity Retirement Master Trust or the Hang Seng Mandatory Provident Fund – SuperTrust. Contributions to the MPF Scheme as well as forfeited amounts derived from the employer voluntary contributions are administered in accordance with the terms and provisions of the master trusts.

Assets of the ORSO Plan and the MPF Scheme are held separately in funds under the custody of the respective trustees.

12 固定資產

12 Fixed Assets

a 集團

a Group

以港幣百萬元計算	in HK$ million	投資物業 Investment Properties	自用物業 Self-used properties	待發展之物業 Properties held for development	行車隧道 Vehicular tunnel	其他 (附註ii) Others (Note ii)	總額 Total
成本或估值	*Cost or valuation*						
二零零三年一月一日	At 1 January 2003	8,493	3,375	616	1,983	4,320	18,787
兌換調整	Exchange adjustments	24	5	–	–	5	34
添置	Additions	–	123	97	–	743	963
出售	Disposals						
透過出售附屬公司	through disposal of subsidiary companies	–	(52)	–	–	(41)	(93)
其他方式	others	–	(19)	–	–	(194)	(213)
重估減值	Revaluation deficit	(594)	–	–	–	–	(594)
重新分類	Reclassification	–	179	–	–	(179)	–
二零零三年十二月三十一日	At 31 December 2003	7,923	3,611	713	1,983	4,654	18,884
累積折舊	*Accumulated depreciation*						
二零零三年一月一日	At 1 January 2003	–	606	–	556	1,821	2,983
兌換調整	Exchange adjustments	–	1	–	–	1	2
本年度折舊	Charge for the year	–	72	–	66	390	528
因出售撥回	Written back on disposals						
透過出售附屬公司	through disposal of subsidiary companies	–	(6)	–	–	(15)	(21)
其他方式	others	–	(8)	–	–	(126)	(134)
二零零三年十二月三十一日	At 31 December 2003	–	665	–	622	2,071	3,358
賬面淨值	*Net book value*						
二零零三年十二月三十一日	At 31 December 2003	7,923	2,946	713	1,361	2,583	15,526
二零零二年十二月三十一日	At 31 December 2002	8,493	2,769	616	1,427	2,499	15,804
上述資產之成本或估值分析如下：	*The analysis of cost or valuation of the above assets is as follows:*						
成本	At cost	–	3,611	713	1,983	4,654	10,961
專業估值－二零零三年	At professional valuation – 2003	7,923	–	–	–	–	7,923
		7,923	3,611	713	1,983	4,654	18,884

12 固定資產*續*

12 Fixed Assets *continued*

附註：

i) 除投資物業外，在固定資產內已撥充資本之利息總額為港幣二千五百萬元（二零零二年：港幣四千一百萬元）。

ii) 其他固定資產包括交通設備、貨運駁船、電腦裝備、電訊設備、汽車、機器、傢俬、裝置及設備。

Note:

i) Interest capitalised in fixed assets other than investment properties amounts to HK$25 million (2002: HK$41million).

ii) Other fixed assets comprise traffic equipment, cargo lighters, computer installations, telecommunications equipment, motor vehicles, plant and machinery, furniture, fixtures and equipment.

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2003**	2002
按業務劃分之添置分析	*Analysis of additions by business*		
基礎設施	Civil Infrastructure	**5**	5
信息業	Communications	**117**	238
銷售及分銷	Marketing & Distribution	**180**	168
物業	Property	**109**	3,467
工業製造	Industrial Manufacturing	**545**	280
其他	Others	**2**	3
企業營運	Corporate	**5**	4
		963	4,165
按地理區域劃分之添置分析	*Analysis of additions by geographical area*		
香港	Hong Kong	**212**	272
中國	Mainland China	**702**	3,852
日本及其他	Japan & Others	**49**	41
		963	4,165
按業務劃分之折舊分析	*Analysis of depreciation by business*		
基礎設施	Civil Infrastructure	**70**	65
信息業	Communications	**74**	53
銷售及分銷	Marketing & Distribution	**117**	108
物業	Property	**44**	43
工業製造	Industrial Manufacturing	**211**	181
企業營運	Corporate	**12**	12
		528	462
按業務劃分之減值虧損回撥分析	*Analysis of reversal of impairment loss by business*		
銷售及分銷	Marketing & Distribution	**–**	(2)

12 固定資產續

12 Fixed Assets *continued*

b 公司

b Company

以港幣百萬元計算	*in HK$ million*	汽車、設備、傢俬及裝置 Motor vehicles, equipment, furniture and fixtures
成本	*Cost*	
二零零三年一月一日	At 1 January 2003	**95**
添置	Additions	**2**
出售	Disposals	**(2)**
二零零三年十二月三十一日	At 31 December 2003	**95**
累積折舊	*Accumulated depreciation*	
二零零三年一月一日	At 1 January 2003	**45**
本年度折舊	Charge for the year	**11**
因出售撥回	Written back on disposals	**(1)**
二零零三年十二月三十一日	At 31 December 2003	**55**
賬面淨值	*Net book value*	
二零零三年十二月三十一日	At 31 December 2003	**40**
二零零二年十二月三十一日	At 31 December 2002	50

c 本集團物業之年期如下：

c The tenure of the properties of the Group is as follows:

以港幣百萬元計算	*in HK$ million*	投資物業 Investment properties	自用物業 Self-used properties	待發展之物業 Properties held for development	總額 Total
租約物業	*Leasehold properties held*				
香港	*in Hong Kong*				
超過50年之租約	Leases of over 50 years	**526**	**19**	**–**	**545**
10至50年之租約	Leases of between 10 to 50 years	**2,895**	**2,196**	**268**	**5,359**
少於10年之租約	Leases of less than 10 years	**–**	**76**	**–**	**76**
中國	*in mainland China*				
超過50年之租約	Leases of over 50 years	**950**	**–**	**445**	**1,395**
10至50年之租約	Leases of between 10 to 50 years	**3,300**	**1,085**	**–**	**4,385**
海外物業	*Properties held overseas*				
永久業權	Freehold	**252**	**235**	**–**	**487**
		7,923	**3,611**	**713**	**12,247**

12 固定資產續

12 Fixed Assets *continued*

d 物業估值

本集團之投資物業已由獨立估值師於二零零三年十二月三十一日按公開市值標準重新估值。獨立認可估值師之詳情如下：

d Property Valuation

The Group's investment properties have been independently revalued on an open market value basis as at 31 December 2003. The details of the independent qualified valuers are as follows:

物業位於	Properties located in	估值師	Valuers
香港及上海	Hong Kong and Shanghai	萊坊國際物業顧問	Knight Frank
日本	Japan		Tekko Building Co., Limited

e 本集團持作營業租約用途以產生租金收入之固定資產及於流動資產項目下之待售物業如下：

e Fixed assets and properties held for sale under current assets of the Group let under operating leases to generate rental income are as follows:

以港幣百萬元計算	*in HK$ million*	投資物業 Investment properties	自用物業 Self-used properties	其他固定資產 Other fixed assets	固定資產總額 Fixed assets total	待售物業 Properties held for sale
成本或估值	Cost or valuation	**7,923**	**23**	**250**	**8,196**	**316**
累積折舊	Accumulated depreciation	**–**	**(3)**	**(96)**	**(99)**	**–**
賬面淨值	Net book value					
二零零三年十二月三十一日	at 31 December 2003	**7,923**	**20**	**154**	**8,097**	**316**
本年度折舊	Depreciation charges for the year	**–**	**–**	**10**	**10**	**–**

13 附屬公司

13 Subsidiary Companies

以港幣百萬元計算	*in HK$ million*	公司 Company 2003	2002
非上市股份，按成本減去減值虧損	Unlisted shares, at cost less impairment losses	**169**	169
附屬公司欠負金額	Amounts due by subsidiary companies	**41,627**	45,942
欠附屬公司金額	Amounts due to subsidiary companies	**(7,297)**	(7,485)
		34,499	38,626

主要附屬公司資料載於賬目附註31。

Particulars of the principal subsidiary companies are shown in Note 31.

14 共同控制實體

14 Jointly Controlled Entities

以港幣百萬元計算	in HK$ million	集團 Group 2003	2002
所佔資產淨值	Share of net assets	**2,893**	2,404
商譽(附註17)	Goodwill (Note 17)	**168**	178
共同控制實體欠負之貸款(附註b)	Loans due from jointly controlled entities (Note b)	**1,159**	1,131
欠負共同控制實體之貸款(附註b)	Loans due to jointly controlled entities (Note b)	**(135)**	(131)
		4,085	3,582

以港幣百萬元計算	in HK$ million	公司 Company 2003	2002
非上市股份成本	Unlisted shares, at cost	**270**	176
欠負共同控制實體之貸款	Loans due to jointly controlled entities	**(133)**	(131)
		137	45

附註：

a. 共同控制實體中香港西區隧道有限公司(「西隧」)，該公司之財政年度結算日為七月三十一日，與本集團之結算日不同。西隧之業績已按其由二零零三年一月一日至二零零三年十二月三十一日期間之管理賬目以權益法入賬。

b. 除在欠負共同控制實體之貸款內約港幣一千一百萬元(二零零二年：港幣三百萬元)為免息貸款外，其餘共同控制實體欠負及欠負共同控制實體之貸款均按市場利率計息。該等貸款並沒有固定之還款期。

c. 主要共同控制實體資料載於賬目附註31。

Note:

a. Included in jointly controlled entities is Western Harbour Tunnel Company Limited ('WHTCL') whose year end is 31 July which is not coterminous with the Group. The results of WHTCL has been equity accounted for based on its management accounts for the period from 1 January 2003 to 31 December 2003.

b. Loans due from jointly controlled entities and loans due to jointly controlled entities are interest bearing at market rates except for an amount of approximately HK$11 million (2002: HK$3 million) loans from jointly controlled entities, which are non-interest bearing. These loans have no fixed repayment terms.

c. Particulars of the principal jointly controlled entities are shown in Note 31.

15 聯營公司

15 Associated Companies

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2003**	2002
所佔資產淨值	Share of net assets	**15,058**	15,550
商譽(附註17)	Goodwill (Note 17)	**1,856**	2,036
		16,914	17,586
聯營公司欠負之貸款(附註b)	Loans due from associated companies (Note b)	**5,917**	6,279
欠負聯營公司之貸款(附註b)	Loans due to associated companies (Note b)	**(26)**	(1,488)
		22,805	22,377
投資成本	*Investment at cost*		
非上市股份	Unlisted shares	**5,194**	5,144
香港上市股份	Shares listed in Hong Kong	**8,591**	8,591
		13,785	13,735
上市股份之市值	Market value of listed shares	**12,675**	9,152

15 聯營公司續

15 Associated Companies *continued*

以港幣百萬元計算	*in HK$ million*	公司 Company 2003	2002
投資成本	*Investment at cost*		
非上市股份	Unlisted shares	**303**	303
香港上市股份	Shares listed in Hong Kong	**931**	931
		1,234	1,234
聯營公司欠負之貸款	Loans due from associated companies	**2,623**	2,698
欠負聯營公司之貸款	Loans due to associated companies	**(21)**	(1,484)
		3,836	2,448
上市股份之市值	Market value of listed shares	**1,056**	763

年內從聯營公司獲取之股息收入如下：

Dividend income from associated companies during the year is as follows:

以港幣百萬元計算	*in HK$ million*	集團 Group 2003	2002
上市聯營公司	Listed associated companies	**266**	180
非上市聯營公司	Unlisted associated companies	**242**	387
		508	567

附註：

a. *聯營公司中香港興業有限公司(「香港興業」)，該公司之財政年度結算日為三月三十一日，與本集團之結算日不同。香港興業之業績已按其由二零零三年一月一日至二零零三年十二月三十一日期間之管理賬目以權益法入賬。*

b. *除在聯營公司欠負之貸款內約港幣三千三百萬元(二零零二年：港幣三千五百萬元)為免息貸款外，其餘聯營公司欠負及欠負聯營公司之貸款均按市場利率計息。該等貸款並無固定還款期。*

c. *主要聯營公司資料載於賬目附註31。*

Note:

a. *Included in associated companies is Hong Kong Resort Company Limited ('HKR') whose year end is 31 March which is not coterminous with the Group. The results of HKR has been equity accounted for based on its management accounts for the period from 1 January 2003 to 31 December 2003.*

b. *Loans due from associated companies and loans due to associated companies are interest bearing at market rates except for an amount of approximately HK$33 million (2002: HK$35 million) loans to associated companies, which are non-interest bearing. These loans have no fixed repayment terms.*

c. *Particulars of the principal associated companies are shown in Note 31.*

16 投資

16 Investments

以港幣百萬元計算	in HK$ million	集團 Group 2003	2002
合作合營公司	*Co-operative joint ventures*		
非上市投資成本	Unlisted investments, at cost	**1,437**	6,288
合作合營公司欠款	Amounts due by co-operative joint ventures	**116**	1,075
		1,553	7,363
減：攤銷	Less: Amortisation	**(613)**	(532)
		940	6,831
上市投資成本	*Listed investments, at cost*		
香港上市股份	Shares listed in Hong Kong	**-**	173
非上市投資	*Unlisted investments*		
股份成本	Shares, at cost	**108**	105
加：預付款項	Add: Advances made	**25**	25
		133	130
減：減值虧損	Less: Impairment	**(40)**	(39)
		93	91
減：已收款項	Less: Advances received	**(6)**	(3)
		87	88
		1,027	7,092
上市股份之市值	Market value of listed shares	**-**	141

攤銷為發電之投資攤銷。

Amortisation represents amortisation of investment in Power.

主要合作合營公司資料載於賬目附註31。

Particulars of the principal co-operative joint ventures are shown in Note 31.

17 商譽 / 17 Goodwill

以港幣百萬元計算	in HK$ million	附屬公司 Subsidiary companies	共同控制實體 Jointly controlled entities	聯營公司 Associated companies
正商譽	**Positive Goodwill**			
成本	*Cost*			
二零零三年一月一日及十二月三十一日	At 1 January and 31 December 2003	**298**	**185**	**3,629**
累積攤銷	*Accumulated amortisation*			
二零零三年一月一日	At 1 January 2003	**28**	**7**	**1,593**
本年度攤銷	Amortisation for the year	**12**	**10**	**180**
二零零三年十二月三十一日	At 31 December 2003	**40**	**17**	**1,773**
賬面淨值	*Net book value*			
二零零三年十二月三十一日	At 31 December 2003	**258**	**168**	**1,856**
二零零二年十二月三十一日	At 31 December 2002	270	178	2,036
負商譽	**Negative Goodwill**			
成本	*Cost*			
二零零三年一月一日及十二月三十一日	At 1 January and 31 December 2003	**(35)**	**–**	**–**
按業務劃分之正商譽攤銷分析	**Analysis of Positive Goodwill Amortisation by Business**			
航空	Aviation	**–**	**–**	**170**
基礎設施	Civil Infrastructure	**1**	**–**	**–**
信息業	Communications	**2**	**–**	**10**
銷售及分銷	Marketing & Distribution	**9**	**–**	**–**
其他	Others	**–**	**10**	**–**
		12	**10**	**180**

18 存貨 / 18 Inventories

於二零零三年十二月三十一日，按可變現淨值列賬之存貨賬面值為港幣五億六千八百萬元（二零零二年：港幣五億一千九百萬元）。

At 31 December 2003, the carrying amount of inventories that are carried at net realisable value amounted to HK$568 million (2002: HK$519 million).

19 應收賬項、應收賬款、按金及預付款項

19 Debtors, Accounts Receivable, Deposits and Prepayments

以港幣百萬元計算	in HK$ million	集團 Group 2003	集團 Group 2002	公司 Company 2003	公司 Company 2002
應收貿易賬項	Trade debtors				
一年內	Within 1 year	**1,954**	1,857	**–**	–
一年以上	Over 1 year	**527**	118	**–**	–
		2,481	1,975	**–**	–
應收賬款 按金及預付款項	Accounts receivable, deposits and prepayments	**1,767**	1,113	**79**	90
		4,248	3,088	**79**	90

附註：

i) 應收貿易賬項已扣除撥備：到期日按發票日期分類。

ii) 各營業單位均按照本身情況製訂明確之信貸政策。

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) The Group has a defined credit policy for the respective business units.

20 應付賬項、應付賬款、按金及應付款項

20 Creditors, Accounts Payable, Deposits and Accruals

以港幣百萬元計算	in HK$ million	集團 Group 2003	集團 Group 2002	公司 Company 2003	公司 Company 2002
應付貿易賬項	Trade creditors				
一年內	Within 1 year	**1,718**	1,458	**–**	–
一年以上	Over 1 year	**354**	86	**–**	–
		2,072	1,544	**–**	–
應付賬款、 按金及應付款項	Accounts payable, deposits and accruals	**1,840**	1,451	**58**	62
		3,912	2,995	**58**	62

21 股本

21 Share Capital

		每股面值港幣0.40元之股份數目 Number of shares of HK$0.40 each	港幣百萬元 HK$ million
法定	*Authorised*		
二零零二年及二零零三年十二月三十一日	At 31 December 2002 and 2003	3,000,000,000	1,200
已發行並繳足	*Issued and fully paid*		
二零零二年及二零零三年十二月三十一日	At 31 December 2002 and 2003	2,188,460,160	875

年底後之變動：

由二零零四年一月一日至本報告日期，本公司根據購股權計劃所授出之購股權因獲行使，故本公司發行及配發合共1,650,000股股份，行使價為每股港幣18.20元。

Changes subsequent to the year end:

Since 1 January 2004 to the date of this report, the Company issued and allotted a total of 1,650,000 shares at HK$18.20 per share upon the exercise of share option which were granted under the Plan.

購股權計劃：

根據在二零零零年五月三十一日採納之中信泰富股份獎勵計劃二零零零(「該計劃」)，董事會可邀請本公司或其任何附屬公司之任何董事、行政人員或僱員接納可認購本公司股份之購股權，而每接納該項邀請則須支付港幣1元。認購價由董事會釐定，價格最少為以下各項之較高者：(i)本公司股份在授出購股權日期於聯交所日報表上所列之收市價；(ii)本公司股份在緊接授出購股權日期前五個營業日在聯交所日報表上所列之平均收市價；及(iii)本公司股份面值。根據該計劃可授出購股權所涉及之最高股份數目，不得超過下列其中一項之10%(以較低者為準)：(i)本公司不時之已發行股本；或(ii)在採納該計劃日期本公司之已發行股本。

在二零零二年五月二十八日，根據該計劃授出合共可認購11,550,000股本公司股份之購股權，佔已發行股本0.53%，行使價為每股港幣18.20元。本公司股份在緊接授出購股權日期前之收市價為港幣18.10元。所有已授出及獲接納之購股權，可在授出購股權日期起計五年內全數或部份行使。所有授出之購股權已獲接納；於截至二零零三年十二月三十一日止期間內，概無予以行使、註銷或作廢。年內並無授出購股權。

由於香港並無適用於僱員購股權入賬方式之會計準則，故有關成本並未列入賬目內。

Share Option Plan:

Under the CITIC Pacific Share Incentive Plan 2000 ('the Plan') adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiary companies to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company representing 0.53% of the issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. The closing price of the Company's share immediately before the date of grant was HK$18.10. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were exercised, cancelled or lapsed in the period up to 31 December 2003. No option was granted during the year.

As there is no accounting standard in Hong Kong governing the accounting for employee stock option, their costs have not been incorporated in the accounts.

22 儲備

22 Reserves

a 集團

a Group

以港幣百萬元計算 *in HK$ million*	股份溢價 Share premium	資本贖回儲備 Capital redemption reserve	資本儲備 Capital reserve	商譽 Goodwill	投資物業重估儲備 Investment property revaluation reserve	滙率波動儲備 Exchange fluctuation reserve	普通儲備 General reserve	保留溢利 Retained profits	總額 Total
二零零二年一月一日 At 1 January 2002	24,782	18	3,614	(2,476)	960	689	138	12,888	40,613
上年度調整 Prior year adjustments									
遞延稅項 Deferred taxation	–	–	(49)	–	–	–	–	(9)	(58)
所佔聯營公司之遞延稅項 Share of associated companies for deferred taxation	–	–	–	–	–	–	–	(56)	(56)
所佔聯營公司溢利確認之改變 Share of associated companies for change in profit recognition	–	–	–	(37)	–	–	–	(41)	(78)
重列 As restated	24,782	18	3,565	(2,513)	960	689	138	12,782	40,421
所佔聯營公司儲備 Share of reserves of associated companies	–	–	1	–	14	(526)	–	(1)	(512)
物業重估產生之虧絀 Deficit on revaluation of properties	–	–	–	–	(120)	–	–	–	(120)
外幣換算差額 Exchange translation differences	–	–	–	–	5	(4)	–	–	1
儲備變現 Reserves realised	–	–	–	–	(12)	–	–	–	(12)
購回股份 Repurchase of shares	–	–	–	–	–	–	–	(19)	(19)
轉撥作資本贖回儲備 Transfer to capital redemption reserve	–	1	–	–	–	–	–	(1)	–
撥自溢利 Transfer from profits	–	–	–	–	–	–	4	(4)	–
股東應佔溢利 Profit attributable to shareholders	–	–	–	–	–	–	–	3,875	3,875
股息（附註8） Dividends (Note 8)	–	–	–	–	–	–	–	(1,971)	(1,971)
二零零二年十二月三十一日 At 31 December 2002	24,782	19	3,566	(2,513)	847	159	142	14,661	41,663
代表 Representing									
二零零二年十二月三十一日已計入建議末期及特別股息 At 31 December 2002 after proposed final and special dividends									37,943
建議二零零二年末期及特別股息 2002 Final and special dividends proposed									3,720
									41,663
由下列公司保留之款項 Retained by									
本公司及附屬公司 Company and subsidiary companies	24,782	19	3,561	(2,513)	82	17	138	10,552	36,638
共同控制實體 Jointly controlled entities	–	–	2	–	–	–	1	184	187
聯營公司 Associated companies	–	–	3	–	765	142	3	3,925	4,838
	24,782	19	3,566	(2,513)	847	159	142	14,661	41,663

22 儲備續

22 Reserves *continued*

a 集團續

a Group *continued*

以港幣百萬元計算 *in HK$ million*	股份溢價 Share premium	資本贖回儲備 Capital redemption reserve	資本儲備 Capital reserve	商譽 Goodwill	投資物業重估儲備 Investment property revaluation reserve	滙率波動儲備 Exchange fluctuation reserve	普通儲備 General reserve	保留溢利 Retained profits	總額 Total
二零零三年一月一日 At 1 January 2003	24,782	19	3,615	(2,476)	847	159	142	14,794	41,882
上年度調整 Prior year adjustments									
遞延稅項 Deferred taxation	–	–	(49)	–	–	–	–	(25)	(74)
所佔聯營公司之遞延稅項 Share of associated companies for deferred taxation	–	–	–	–	–	–	–	(82)	(82)
所佔聯營公司溢利確認之改變 Share of associated companies for change in profit recognition	–	–	–	(37)	–	–	–	(26)	(63)
重列 As restated	24,782	19	3,566	(2,513)	847	159	142	14,661	41,663
所佔聯營公司儲備 Share of reserves of associated companies	–	–	–	–	(242)	(342)	–	–	(584)
因出售之商譽回撥 Goodwill written back on disposal	–	–	11	–	–	–	–	–	11
商譽之減值虧損 Impairment loss on goodwill	–	–	12	14	–	–	–	–	26
物業重估產生之虧絀 Deficit on revaluation of properties	–	–	–	–	(87)	–	–	–	(87)
外幣換算差額 Exchange translation differences	–	–	–	–	5	(11)	–	–	(6)
撥自溢利 Transfer from profits	–	–	–	–	–	–	40	(40)	–
股東應佔溢利 Profit attributable to shareholders	–	–	–	–	–	–	–	1,305	1,305
股息（附註8） Dividends (Note 8)	–	–	–	–	–	–	–	(4,377)	(4,377)
二零零三年十二月三十一日 At 31 December 2003	24,782	19	3,589	(2,499)	523	(194)	182	11,549	37,951
代表 *Representing*									
二零零三年十二月三十一日已計入建議末期股息 At 31 December 2003 after proposed final dividend									36,419
建議二零零三年末期股息 2003 Final dividend proposed									1,532
									37,951
由下列公司保留之款項 *Retained by*									
本公司及附屬公司 Company and subsidiary companies	24,782	19	3,584	(2,499)	–	6	164	7,153	33,209
共同控制實體 Jointly controlled entities	–	–	2	–	–	–	15	412	429
聯營公司 Associated companies	–	–	3	–	523	(200)	3	3,984	4,313
	24,782	19	3,589	(2,499)	523	(194)	182	11,549	37,951

22 儲備 續

22 Reserves *continued*

a 集團 續

a Group *continued*

附註：

滙率波動儲備包括本集團佔國泰航空之滙兑儲備。如會計政策第1q段所述，倘國泰航空已採納香港會計準則第11號，本集團截至二零零三年十二月三十一日止年度之損益賬應已減少港幣三億四千二百萬元（二零零二年：減少港幣五億二千六百萬元）。

Note :

The exchange fluctuation reserve included the Group's share of the exchange reserve of Cathay Pacific. As set out in accounting policies No.1q, the Group's profit and loss account for the year ended 31 December 2003 would have decreased by HK$342 million (2002: decreased by HK$526 million) had SSAP No.11 been adopted by Cathay Pacific.

b 公司

b Company

以港幣百萬元計算	*in HK$ million*	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	保留溢利 Retained profits	總額 Total
二零零二年一月一日	At 1 January 2002	18	24,782	12,402	37,202
購回股份	Repurchase of shares	–	–	(19)	(19)
轉撥作資本贖回儲備	Transfer to capital redemption reserve	1	–	(1)	–
年內可供分派溢利（附註7）	Profit for the year available for distribution (Note 7)	–	–	2,477	2,477
股息（附註8）	Dividends (Note 8)	–	–	(1,971)	(1,971)
二零零二年十二月三十一日	At 31 December 2002	19	24,782	12,888	37,689
代表	*Representing*				
二零零二年十二月三十一日已計入建議末期及特別股息	At 31 December 2002 after proposed final and special dividends				33,969
建議二零零二年末期及特別股息	2002 Final and special dividends proposed				3,720
					37,689

以港幣百萬元計算	*in HK$ million*	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	保留溢利 Retained profits	總額 Total
二零零三年一月一日	At 1 January 2003	**19**	**24,782**	**12,888**	**37,689**
年內可供分派溢利（附註7）	Profit for the year available for distribution (Note 7)	**–**	**–**	**2,905**	**2,905**
股息（附註8）	Dividends (Note 8)	**–**	**–**	**(4,377)**	**(4,377)**
二零零三年十二月三十一日	At 31 December 2003	**19**	**24,782**	**11,416**	**36,217**
代表	*Representing*				
二零零三年十二月三十一日已計入建議末期股息	At 31 December 2003 after proposed final dividend				**34,685**
建議二零零三年末期股息	2003 Final dividend proposed				**1,532**
					36,217

22 儲備 續

b 公司 續

根據香港公司條例第79B條計算之本公司可供分派儲備，於二零零三年十二月三十一日為港幣一百一十四億一千六百萬元（二零零二年：港幣一百二十八億八千八百萬元）。

22 Reserves *continued*

b Company *continued*

Distributable reserves of the Company at 31 December 2003, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to HK$11,416 million (2002: HK$12,888 million).

23 長期借款

23 Long Term Borrowings

a

		集團 Group		公司 Company	
以港幣百萬元計算	*in HK$ million*	**2003**	2002	**2003**	2002
銀行貸款	*Bank loans*				
無抵押	unsecured	**5,554**	4,564	**4,571**	3,466
有抵押	secured	**65**	47	**–**	–
		5,619	4,611	**4,571**	3,466
其他貸款	*Other loans*				
無抵押	unsecured	**4,290**	4,294	**780**	780
		9,909	8,905	**5,351**	4,246
一年內到期之貸款列入流動負債內	Amounts repayable within one year included under current liabilities	**(256)**	(168)	**(26)**	–
		9,653	8,737	**5,325**	4,246

附註：

i) 本集團無須於五年內完全償還之銀行貸款及其他貸款為港幣三十五億一千萬元（二零零二年：港幣三十五億一千萬元）。

ii) 本公司發行一億美元於二零零六年屆滿之票據（「票據」）。該票據享有與本公司其他債務同等之收款權利，票據利息將每隔半年期末支付，年息為7.37%。票據將於二零零六年二月十五日到期，本公司提早償還者除外。

iii) 於二零零一年六月一日，本公司之全資附屬公司CITIC Pacific Finance (2001) Limited根據二零零一年五月二十四日及二零零一年六月一日之購買協議發行及出售本金額共值四億五千萬美元之7.625%保證票據（「保證票據」）予投資者，以便為本公司之債務進行再融資及撥作一般營運資金。該等保證票據將於二零一一年到期，全部保證票據於本年底時仍未被註銷或贖回。

iv) 除保證票據外，銀行貸款及其他貸款須於二零零八年或之前全部償還，息率按市場利率計算。

v) 在二零零三年十二月三十一日，本集團若干投資物業、自用物業、其他固定資產、存貨及應收賬款合共賬面值港幣五千三百萬元（二零零二年：港幣二億八千七百萬元），用作本集團若干附屬公司貸款及銀行信貸之抵押。

Note:

i) Bank loans and other loans of the Group not wholly repayable within five years amounted to HK$3,510 million (2002: HK$3,510 million).

ii) The Company has issued a US$100,000,000 Senior Note due 2006 (the 'Notes'). The Notes will rank in right of payment pari passu to all other indebtedness of the Company. Interest on the Notes is payable semi-annually in arrears at 7.37% per annum. The Notes will mature on 15 February 2006 unless previously prepaid by the Company.

iii) On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

iv) Bank loans and other loans, other than the Guaranteed Notes, are fully repayable up to 2008 and bear interest at the prevailing market rate.

v) As at 31 December 2003, certain of the Group's investment properties, self-used properties, other fixed assets, inventories and accounts receivable with the aggregate carrying value of HK$53 million (2002: HK$287 million) were pledged to secure loans and banking facilities granted to certain subsidiary companies of the Group.

23 長期借款續

23 Long Term Borrowings *continued*

b 本集團及本公司之長期負債到期情況如下：

b The maturity of the Group's and the Company's long term liabilities is as follows:

		集團 Group		公司 Company	
以港幣百萬元計算	*in HK$ million*	**2003**	2002	**2003**	2002
銀行貸款之償還期	*Bank loans are repayable*				
一年內	in the first year	**256**	164	**26**	–
二年內	in the second year	**650**	1,707	**133**	1,350
三至五年內（包括首尾兩年）	in the third to fifth years inclusive	**4,713**	2,740	**4,412**	2,116
五年後	after the fifth year	**–**	–	**–**	–
		5,619	4,611	**4,571**	3,466
其他貸款之償還期	*Other loans are repayable*				
一年內	in the first year	**–**	4	**–**	–
二年內	in the second year	**–**	–	**–**	–
三至五年內（包括首尾兩年）	in the third to fifth years inclusive	**780**	780	**780**	780
五年後	after the fifth year	**3,510**	3,510	**–**	–
		4,290	4,294	**780**	780
		9,909	8,905	**5,351**	4,246

24 遞延稅項

a 集團

遞延稅項乃根據臨時差額按負債法及主要稅率17.5%（二零零二年：16%）全數計算。年內，在綜合資產負債表確認之遞延稅項（資產）及負債連同有關變動如下：

24 Deferred Taxation

a Group

Deferred taxation are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2002: 16%). The components of deferred tax (assets) and liabilities recognised in the consolidated balance sheet and the movements during the year is as follows:

以港幣百萬元計算 *in HK$ million*	超出有關折舊之折舊免稅額 Depreciation allowances in excess of related depreciation **2003**	2002	虧損 Losses **2003**	2002	其他 Others **2003**	2002	總額 Total **2003**	2002
遞延稅項來自 *Deferred tax arising from*								
一月一日 At 1 January	**263**	242	**(71)**	(76)	**44**	39	**236**	205
兌換調整 Exchange adjustment	**4**	3	**–**	–	**4**	1	**8**	4
撥入重估儲備 Credited to revaluation reserve	**–**	–	**–**	–	**(1)**	(2)	**(1)**	(2)
扣除自／（撥入）綜合損益賬 Charged / (credited) to consolidation profit and loss account	**26**	18	**(19)**	5	**(10)**	6	**(3)**	29
十二月三十一日 At 31 December	**293**	263	**(90)**	(71)	**37**	44	**240**	236

以港幣百萬元計算	*in HK$ million*	**2003**	2002
在綜合資產負債表確認之遞延稅項資產淨額	Net deferred tax assets recognised on the consolidated balance sheet	**(85)**	(63)
在綜合資產負債表確認之遞延稅項負債淨額	Net deferred tax liabilities recognised on the consolidated balance sheet	**325**	299
		240	236

24 遞延稅項 續

24 Deferred Taxation *continued*

b 並未確認之遞延稅項資產

本集團並未對以下項目之遞延稅項資產進行確認：

b Deferred Tax Assets Unrecognised

The Group has not recognised deferred tax assets in respect of the following items:

以港幣百萬元計算	in HK$ million	集團 Group 2003	2002
可扣減臨時差額	Deductible temporary difference	**68**	58
稅項虧損	Tax losses	**4,050**	4,038
		4,118	4,096

以港幣百萬元計算	in HK$ million	公司 Company 2003	2002
可扣減臨時差額	Deductible temporary difference	**10**	10
稅項虧損	Tax losses	**335**	236
		345	246

附註：

在若干稅務地區合共港幣二億一千三百萬元（二零零二年：港幣二億六千萬元）之可扣減臨時差額及稅項虧損將於未來五年作廢。根據現時稅務條例，其餘金額並無作廢期限。

Note:

Deductible temporary differences and tax losses in certain tax jurisdictions of HK$213 million (2002: HK$260 million) will expire within the next five years. The rest of the amount does not expire under current tax legislation.

c 並未確認之遞延稅項負債

在二零零三年十二月三十一日，附屬公司之尚未分派溢利所涉及之臨時差額為港幣六億一千七百萬元（二零零二年：港幣五億六千二百萬元）。鑑於本公司控制該等附屬公司之股息政策，而該等附屬公司亦已決定在可見將來極可能不派發溢利，導致並未確認可能因分派該等保留溢利所產生稅項而涉及之遞延稅項負債港幣一億二千六百萬元（二零零二年：港幣一億一千四百萬元）。

c Deferred Tax Liabilities Not Recognised

At 31 December 2003, temporary differences relating to the undistributed profits of subsidiaries amounted to HK$617 million (2002: HK$562 million). Deferred tax liabilities of HK$126 million (2002: HK$114 million) have not been recognised in respect of the tax that would be payable on the distribution of these retained profits as the company controls the dividend policy of these subsidiaries and it has been determined that it is probable that profits will not be distributed in the foreseeable future.

25 分類資產及負債

25 Assets and Liabilities by Segments

以下為按業務類別劃分之集團分類資產及負債分析：

An analysis of the Group's segment assets and liabilities by business segment is as follows:

以港幣百萬元計算 in HK$ million	分類資產 Segment assets 2003	2002	共同控制實體投資 Investments in jointly controlled entities 2003	2002	聯營公司投資 Investments in associated companies 2003	2002	分類負債 Segment liabilities 2003	2002	總額 Total 2003	2002
航空 Aviation	**–**	–	**–**	–	**12,880**	13,305	**–**	–	**12,880**	13,305
發電 Power	**883**	953	**625**	496	**–**	–	**–**	–	**1,508**	1,449
基礎設施 Civil Infrastructure	**1,401**	7,325	**1,200**	1,113	**38**	28	**(37)**	(28)	**2,602**	8,438
信息業 Communications	**1,946**	1,398	**1,205**	1,162	**373**	409	**(1,252)**	(715)	**2,272**	2,254
銷售及分銷 Marketing & Distribution	**4,108**	3,950	**202**	157	**91**	51	**(1,331)**	(1,221)	**3,070**	2,937
物業 Property	**10,606**	11,184	**–**	–	**9,423**	8,584	**(230)**	(213)	**19,799**	19,555
工業製造 Industrial Manufacturing	**3,842**	3,127	**–**	–	**–**	–	**(942)**	(620)	**2,900**	2,507
其他 Others	**298**	331	**853**	654	**–**	–	**–**	(42)	**1,151**	943
分類資產/(負債) Segment assets/(liabilities)	**23,084**	28,268	**4,085**	3,582	**22,805**	22,377	**(3,792)**	(2,839)	**46,182**	51,388
企業營運 Corporate	**5,667**	2,722	**–**	–	**–**	–	**(10,648)**	(9,423)	**(4,981)**	(6,701)
稅項撥備 Provision for taxation									**(108)**	(95)
遞延稅項負債淨額 Net deferred tax liabilities									**(240)**	(236)
									40,853	44,356

以下為按地理區域劃分之集團分類資產分析：

An analysis of the Group's segment assets by geographical area is as follows:

以港幣百萬元計算	in HK$ million	2003	2002
香港	Hong Kong	**11,573**	12,373
中國	Mainland China	**10,737**	15,251
日本	Japan	**410**	401
其他	Others	**364**	243
		23,084	28,268

26 資本承擔 / 26 Capital Commitments

以港幣百萬元計算	in HK$ million	集團 Group 2003	2002
已批准但未簽約（附註）	Authorised but not contracted for (Note)	**2**	7
已簽約但未撥備（附註）	Contracted but not provided for (Note)	**1,963**	649

以港幣百萬元計算	in HK$ million	公司 Company 2003	2002
已簽約但未撥備	Contracted but not provided for	**610**	189

附註：

本集團已批准但未簽約及已簽約但未撥備之資本承擔涉及機器、物業及設備，分別為港幣二百萬元（二零零二年：港幣七百萬元）及港幣六億三千一百萬元（二零零二年：港幣四億四千七百萬元）。已簽約但未撥備之承擔餘額為投資於航空項目港幣六億七千六百萬元（二零零二年：無），於發電項目港幣五億四千六百萬元（二零零二年：無）及其他項目港幣一億一千萬元（二零零二年：港幣二億二百萬元）。

Note:

The capital commitments of authorised but not contracted for and contracted but not provided for of the Group in respect of plant, property and equipment amount to HK$2 million (2002: HK$7 million) and HK$631 million (2002: HK$447 million) respectively. The balance of contracted but not provided for represents amount committed for investments in aviation of HK$676 million (2002: nil), power generation of HK$546 million (2002: nil) and others of HK$110 million (2002: HK$202 million).

27 營業租約承擔 / 27 Operating Lease Commitments

於十二月三十一日，本集團日後根據不可撤銷之營業租約必須支付之最低租約付款總額如下：

The future aggregate minimum lease payments under non-cancellable operating leases at 31 December are as follows:

		集團 Group		公司 Company	
以港幣百萬元計算	in HK$ million	2003	2002	2003	2002
物業承擔	Properties commitments				
一年內	Within 1 year	**93**	94	**16**	16
一年後但五年內	After 1 year but within 5 years	**102**	128	**6**	23
五年後	After 5 years	**24**	26	**–**	–
		219	248	**22**	39
其他承擔	Other commitments				
一年內	Within 1 year	**35**	50	**–**	–
一年後但五年內	After 1 year but within 5 years	**25**	35	**–**	–
五年後	After 5 years	**14**	15	**–**	–
		74	100	**–**	–
		293	348	**22**	39

28 或然負債

a 本公司連同香港西區隧道有限公司(「西隧」)其他實益股東同意共同及個別向香港特別行政區政府提供擔保,保證西隧可於約港幣七十五億元之預算內建成西區海底隧道(「隧道」),包括由隧道開始運作後至發出保養證明書之前所需之維修費用。隧道於一九九七年四月完成,總成本約為港幣六十八億元(尚待發出保養證明書)。

就根據上述擔保而提出之任何索償,西隧之實益股東已同意按各自於西隧所佔之最終擁有權比例攤分有關索償金額及彼等因此而須承擔之一切成本、費用及支出。

b 本公司為其一間全資附屬公司發行之四億五千萬美元保證票據提供擔保。

c 本公司為其一間全資附屬公司之人民幣一億元信貸額向德國商業銀行香港分行提供擔保。

d 本公司為吉林新力熱電有限公司之人民幣六億一千五百萬元貸款及七千萬美元貸款提供最高達60%之個別擔保。

e 本公司就一間銀行授予本公司一間附屬公司之港幣四億四千八百萬元貸款提供最高達79.998%之個別擔保。

f 本公司就兩間銀行各自授予本公司一間全資附屬公司之最高人民幣一億元貸款額提供擔保。

g 本公司就一間銀行授予本公司一間附屬公司之港幣三億元貸款及人民幣一億元貸款提供最高達79.998%之個別擔保。

28 Contingent Liabilities

a The Company together with other beneficial shareholders of Western Harbour Tunnel Company Limited ('WHTCL') have agreed jointly and severally to guarantee the Government of the Hong Kong Special Administrative Region that WHTCL will complete the Western Harbour Crossing ('Crossing') within budget of approximately HK$7.5 billion including repair costs to be incurred after the operation date of the Crossing but before the issuance of the Maintenance Certificate. The Crossing was completed in April 1997 with total cost of approximately HK$6.8 billion, pending the issuance of the Maintenance Certificate.

The beneficial shareholders of WHTCL have agreed that in relation to any claim made or asserted under the aforesaid guarantee, as between themselves, the total of all liabilities in respect of a claim thereunder and of all costs, charges and expenses suffered or incurred by any of them resulting therefrom or attributable thereto shall be shared by them in proportion to their respective ultimate ownership in WHTCL.

b The Company has provided a guarantee on the US$450 million Guaranteed Notes issued by a wholly owned subsidiary of the Company.

c The Company has provided a guarantee to Commerzbank Aktiengesellschaft, Hong Kong Branch for a credit facility of up to RMB100 million granted to a wholly owned subsidiary of the Company.

d The Company has provided a several guarantee of up to 60% to support loan facilities of RMB615 million and US$70 million to Jilin Xinli Power Cogeneration Co., Ltd.

e The Company has provided a several guarantee of up to 79.998% to support a loan facility of up to HK$448 million granted by a bank to a subsidiary of the Company.

f The Company has provided guarantees to 2 banks for each of them has individually granted a loan facility of up to RMB100 million to a wholly owned subsidiary of the Company.

g The Company has provided a several guarantee of up to 79.998% to support loan facilities of HK$300 million and RMB100 million granted by a bank to a subsidiary of the Company.

29 比較數字

由於本集團對聯營公司、共同控制實體及投資之分類方法較以往明細，因此賬目部份呈報方式有所改變。

29 Comparative Figures

Pursuant to the refinement of the Group's classification of associated companies, jointly controlled entities and investments, certain presentation of the accounts have been changed.

30 批核賬目

本賬目已於二零零四年三月十八日獲董事會批核。

30 Approval of Accounts

The accounts were approved by the Board of Directors on 18 March 2004.

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司

下列乃董事會認為主要影響本集團之業績及資產淨值之本集團主要附屬公司、共同控制實體、聯營公司及合作合營公司。董事會認為詳列所有附屬公司資料會使本報表過於冗長。

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures

The following are the principal subsidiary companies, jointly controlled entities, associated companies and co-operative joint ventures of the Group which in the opinion of the directors, principally affect the results and net assets of the Group. To give full details of all companies would in the opinion of the directors result in particulars of excessive length.

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
發電 **Power Generation**							
共同控制實體 *Jointly controlled entities*							
內蒙古豐泰發電有限公司 Inner Mongolia Fengtai Electric Power Generation Company Limited	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	35	–	35	–	–	火力發電廠之經營及管理 Coal-fired power station operation and management
吉林新力熱電有限公司 Jilin Xinli Power Cogeneration Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	60	–	60	–	–	火力熱電廠之建設、經營及相關業務 Coal-fired co-generation power plant construction and operation and related business
無錫太湖抽水蓄能電力有限公司 Wuxi Taihu Lake Pumped Storage Power Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	70	–	70	–	–	抽水蓄能電站之籌建 Pumped storage hydraulic power plant construction

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
內蒙古蒙華泰熱電有限責任公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	火力發電廠之建設 Coal-fired power station construction
合作合營公司 *Co-operative joint ventures*							
江蘇利港電力有限公司（「利港」）（附註a） Jiangsu Ligang Electric Power Company Limited ('Ligang') (Note a)	中華人民共和國 合作合營公司* People's Republic of China Co-operative joint venture*	56.31	–	56.31	–	–	發電站建築及經營 Electric power plant construction and operation
開封新力發電有限公司 Kaifeng Xinli Power Generation Co., Ltd.	中華人民共和國 合作合營公司* People's Republic of China Co-operative joint venture*	50	–	50	–	–	火力發電廠之經營 Coal-fired power station operation
鄭州新力電力有限公司（「新力」）（附註b） Zhengzhou Xinli Electric Power Co., Ltd. ('Xinli') (Note b)	中華人民共和國 合作合營公司* People's Republic of China Co-operative joint venture*	50	–	50	–	–	發電站建築及經營 Electric power plant construction and operation

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	 附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	 面值 Par value	主要業務 Principal activities
隧道 **Tunnels**							
附屬公司 *Subsidiary companies*							
新香港隧道有限公司 New Hong Kong Tunnel Company Limited	香港 Hong Kong	70.8	–	70.8	75,000,000	港幣10元 HK$10	隧道經營 Tunnel operation
共同控制實體 *Jointly controlled entities*							
Eastern Harbour Crossing Company Limited	香港 Hong Kong	50	–	50	–	–	隧道經營 Tunnel operation
香港隧道及高速公路管理有限公司 Hong Kong Tunnels and Highways Management Company Limited	香港 Hong Kong	35	–	35	–	–	管理、經營及保養海底隧道 Management, operation and maintenance of the Cross Harbour Tunnel
香港西區隧道有限公司 Western Harbour Tunnel Company Limited	香港 Hong Kong	35	–	35	–	–	以專營權方式興建及經營西區海底隧道 Franchise to construct and operate the Western Harbour Crossing

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點 / 主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
環境保護 **Environmental**							
共同控制實體 *Jointly controlled entities*							
衡業廢物轉運有限公司 Ecoserve Limited	香港 Hong Kong	50	–	50	–	–	設計、興建及經營廢物轉運站 Design, construction and operation of refuse transfer station
聯營公司 *Associated companies*							
衡和化學廢料處理有限公司 Enviropace Limited	香港 Hong Kong	20	–	20	–	–	設計、興建、經營及管理化學廢料處理廠 Design, construction, operation and management of chemical waste treatment plant
翠谷工程有限公司 Green Valley Landfill, Limited	香港 Hong Kong	30	–	30	–	–	興建及經營廢物堆填區 Landfill construction and operation
南華廢物轉運有限公司 South China Transfer Limited	香港 Hong Kong	30	–	30	–	–	設計、興建及經營廢物轉運站 Design, construction and operation of transfer station

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
信息業 **Communications**							
附屬公司 *Subsidiary companies*							
AAA Internet Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	提供互聯網服務及廣告代理 Provision of internet services and advertising agency
中信概念1616有限公司 CITIC Concept 1616 Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	提供電訊服務 Provision of telecommunications services
中信顧問服務1616有限公司（前稱CITIC Telecom 1616 Consultancy Services Limited） CITIC Consultancy 1616 Limited (Formerly CITIC Telecom 1616 Consultancy Services Limited)	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	提供電訊顧問服務 Provision of telecommunications consultancy services
中信數據1616有限公司 CITIC Data 1616 Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	提供數據傳輸服務 Provision of data transmission services
華奧星空（北京）信息技術有限公司 China Interactive Sports Technology Company Limited	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	100	–	100	不適用 N/A	不適用 N/A	提供體育相關網上服務 Provision of sports related online services

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
中信網絡1616有限公司 CITIC Networks 1616 Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	提供電訊服務 Provision of telecommunications services
中信泰富信息科技有限公司 CITIC Pacific Communications Limited	百慕達 Bermuda	100	–	100	100,000	港幣1元 HK$1	投資控股 Investment holding
中信電訊1616有限公司 CITIC Telecom 1616 Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	提供國際電訊服務 Provision of international telecommunications services
中信系統1616有限公司 CITIC TeleSoft 1616 Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	軟件開發工程 Provision of software development services
CPCNet Hong Kong Limited	香港 Hong Kong	100	–	100	394,866,986	港幣1元 HK$1	提供互聯網服務 Provision of internet services
CPCNet Japan株式會社 CPCNet Japan Limited	日本 Japan	100	–	100	10,000	1,000日圓 JPY1,000	提供互聯網服務 Provision of internet services
CPCNet澳門有限公司 CPCNet Macau Limited	澳門 Macau	100	–	100	不適用 N/A	不適用 N/A	提供互聯網服務 Provision of internet services
CPCNet Singapore Private Limited	新加坡 Singapore	100	–	100	2	1新加坡元 S$1	提供互聯網服務 Provision of internet services

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
Data Communication Services Limited	香港 Hong Kong	100	–	100	1,000 38,000,000‡	港幣1元 港幣1元 HK$1 HK$1	提供電訊設備 Provision of telecommunications equipment
世界通電腦資訊有限公司 Global Link Information Services Limited	香港 Hong Kong	100	–	100	300,000	港幣10元 HK$10	提供互聯網服務 Provision of internet services
香港天網有限公司 Vision Network Limited	香港 Hong Kong	100	–	100	2,250,000	港幣1元 HK$1	提供互聯網服務 Provision of internet services
寶航有限公司 World Navigation Limited	香港 Hong Kong	100	–	100	1,000 2,000,000‡	港幣1元 港幣1元 HK$1 HK$1	提供國際電訊服務 Provision of international telecommunications services
廣州市泰富信通技術有限公司	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	100	–	100	不適用 N/A	不適用 N/A	提供互聯網增值服務 Provision of internet value added services
廣州市泰富信通科技有限公司	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	100	–	100	不適用 N/A	不適用 N/A	提供互聯網增值服務 Provision of internet value added services

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
共同控制實體 *Jointly controlled entities*							
中信國安有限公司 CITIC Guoan Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	投資控股 Investment holding
聯營公司 *Associated companies*							
澳門電訊有限公司 Companhia de Telecomunicacoes de Macau S.A.R.L.	澳門 Macau	20	20	–	–	–	電訊傳訊服務 Telecommunications services

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
航空 **Aviation**							
共同控制實體 *Jointly controlled entities*							
中國國際貨運航空有限公司 Air China Cargo	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	25	25	–	–	–	國際、國內航空貨運及相關地面服務 Operation of international and domestic air-cargo services and related ground services
聯營公司 *Associated companies*							
國泰航空有限公司§ Cathay Pacific Airways Limited§	香港 Hong Kong	25.70	2.14	23.56	–	–	航空及有關服務 Airlines and related services
港龍航空有限公司 Hong Kong Dragon Airlines Limited	香港 Hong Kong	28.50	–	28.50	–	–	航空業務 Aviation
Swire Aviation Limited	香港 Hong Kong	33.33	–	33.33	–	–	持有香港空運貨站有限公司之10%實際權益 Investment in Hong Kong Air Cargo Terminals Limited with 10% effective interest

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
銷售與分銷 **Marketing & Distribution**							
附屬公司 *Subsidiary companies*							
安達貿易株式會社 Adachi Trading Company Limited	日本 Japan	100	–	100	250	50,000日圓 JPY50,000	汽車零件貿易 Trader of motor vehicle spare parts
合信汽車有限公司 Confidence Motors Limited	香港 Hong Kong	100	–	100	1,000	港幣100元 HK$100	汽車經銷商 Motor vehicle distributor
大聯合零件銷售中心有限公司 Consolidated Parts & Accessories Sales Centre Limited	香港 Hong Kong	100	–	100	1,000	港幣100元 HK$100	汽車零件貿易 Trader of motor vehicle spare parts
大昌貿易行(加拿大)有限公司 Dah Chong Hong (Canada) Ltd.	加拿大 Canada	100	–	100	650,000	加幣1元 CAN$1	一般進出口及投資控股 General import/export and investment holding
大昌貿易行(中國)有限公司 Dah Chong Hong (China) Limited	香港 Hong Kong	100	–	100	1,000	港幣100元 HK$100	投資控股 Investment holding
大昌－港龍機場地勤設備服務有限公司 Dah Chong Hong – Dragonair Airport GSE Service Limited	香港 Hong Kong	70	–	70	10,000	港幣1元 HK$1	提供機場地勤儀器維修服務 Provision of airport ground support equipment maintenance services

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
大昌貿易行工程有限公司 Dah Chong Hong (Engineering) Limited	香港 Hong Kong	100	–	100	100,000	港幣100元 HK$100	工程服務 Engineering services
大昌貿易行集團有限公司 Dah Chong Hong Holdings Limited	香港 Hong Kong	100	–	100	21,031,837	港幣10元 HK$10	投資控股 Investment holding
大昌貿易行有限公司 Dah Chong Hong, Limited	香港 Hong Kong	100	–	100	50,000	港幣1,000元 HK$1,000	投資控股；進出口及零售食品、電器用品及其他產品 Investment holding; general importers, retailers and exporters dealing in foodstuffs, electrical appliances and other products
株式會社大昌貿易行 Dah Chong Hong (Japan) Limited	日本 Japan	100	–	100	480,000	1,000日圓 JPY1,000	食品、汽車及成衣進出口；物業投資及投資控股 Importer and exporter of foodstuffs, motor vehicles and garments; property investment and investment holding
大昌貿易行汽車（中國）有限公司 Dah Chong Hong Motors (China) Limited	香港 Hong Kong	100	–	100	20,000	港幣100元 HK$100	投資控股 Investment holding

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
大昌行（汽車租賃服務）有限公司 Dah Chong Hong (Motor Leasing) Limited	香港 Hong Kong	100	–	100	10,000	港幣10元 HK$10	汽車租賃 Motor leasing
大昌貿易行汽車服務中心有限公司 Dah Chong Hong (Motor Service Centre) Limited	香港 Hong Kong	100	–	100	2,000	港幣100元 HK$100	汽車維修服務 Motor vehicle repairing and servicing
大昌貿易行汽車（日產－中國）有限公司 Dah Chong Hong Motors (Nissan – China) Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	汽車經銷商 Motor vehicle distributor
大昌貿易行（新加坡）私人有限公司 Dah Chong Hong Trading (Singapore) Pte. Ltd.	新加坡 Singapore	100	–	100	3,500,000	1新加坡元 S$1	投資控股及食品貿易 Investment holding and trading of foodstuffs
大昌－港龍航材支援有限公司 DAS Aviation Support Limited	香港 Hong Kong	70	–	70	10,000	港幣1元 HK$1	空運設備及有關零件經銷商 Distributor of air cargo equipment and related spare parts
大昌－港龍空運設備有限公司 DAS Nordisk Limited	香港 Hong Kong	49	–	49	10,000	港幣1元 HK$1	空運貨櫃維修保養服務及有關零件銷售 Repairs and maintenance services for air cargo containers and sale of related spare parts

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
大昌行飲品拓展有限公司 DCH Beverage Solutions Limited	香港 Hong Kong	100	–	100	60,000	港幣10元 HK$10	貿易 Trading
大昌行食品工業有限公司 DCH Food Industries Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	投資控股 Investment holding
大昌行保健藥業有限公司 DCH Healthcare Products Limited	香港 Hong Kong	100	–	100	100,000	港幣100元 HK$100	分銷及零售醫療用品及儀器 Distribution and retailing of medical consumables and equipment
大昌貿易行汽車（賓利）有限公司 DCH Motors (Bentley) Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	汽車經銷商 Motor vehicle distributor
DCH Motors Ltd.	加拿大 Canada	100	–	100	100	加幣1元 CAN$1	汽車經銷商 Motor vehicle distributor
紳迪汽車機械有限公司 Gentech Vehicle Engineering Limited	香港 Hong Kong	100	–	100	166,000	港幣1元 HK$1	經銷特種用途汽車 Trading of special function vehicles
廣東精運物流有限公司 Guangdong Jing Yun Distribution Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	90	–	90	不適用 N/A	不適用 N/A	分銷 Distribution

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by: 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares†: 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
合泰汽車有限公司 Harmony Motors Limited	香港 Hong Kong	100	–	100	1,000	港幣100元 HK$100	汽車經銷商 Motor vehicle distributor
合誠汽車有限公司 Honest Motors, Limited	香港 Hong Kong	100	–	100	3,000	港幣1,000元 HK$1,000	汽車經銷商 Motor vehicle distributor
捷高汽車零件行有限公司 Japan Auto Parts Company Limited	香港 Hong Kong	100	–	100	1,000	港幣100元 HK$100	汽車零件貿易 Trader of motor vehicle spare parts
合迪汽車有限公司 Premium Motors Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	汽車經銷商 Motor vehicle distributor
合德汽車有限公司 Regal Motors, Limited	香港 Hong Kong	100	–	100	2,000	港幣100元 HK$100	汽車經銷商 Motor vehicle distributor
合群汽車有限公司 Reliance Motors, Limited	香港 Hong Kong	100	–	100	3,000	港幣1,000元 HK$1,000	汽車經銷商 Motor vehicle distributor
慎昌(中國)有限公司 Sims (China) Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	市場統籌服務 Marketing co-ordination services
慎昌(廣東)有限公司 Sims (Guangdong) Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	投資控股 Investment holding
慎昌有限公司 Sims Trading Company Limited	香港 Hong Kong	100	–	100	3,000	港幣100元 HK$100	批發 Wholesaling

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
慎昌(澳門)有限公司 Sims Trading (Macau) Company Limited	澳門 Macau	70	–	70	不適用 N/A	不適用 N/A	進出口及銷售 Import and export, sales and marketing
上海大昌行食品工業有限公司 Shanghai DCH Food Industries Ltd.	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	100	–	100	不適用 N/A	不適用 N/A	食品加工及貿易 Food processing and trading
合眾汽車私人有限公司 Triangle Auto Pte Ltd	新加坡 Singapore	100	–	100	3,000,000	1新加坡元 S$1	汽車經銷商 Motor vehicle distributor
合眾汽車有限公司 Triangle Motors Limited	香港 Hong Kong	100	–	100	30,000	港幣100元 HK$100	汽車經銷商 Motor vehicle distributor
合眾汽車(中國)有限公司 Triangle Motors (China) Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	投資控股及汽車貿易 Investment holding and trading of motor vehicles
全太國際有限公司 Twin Tiger International Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	貿易 Trading
江門大昌慎昌食品加工倉儲有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	90	–	90	不適用 N/A	不適用 N/A	食品加工及物流服務 Processing of food products and provision of logistics services

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
江門慎昌貿易有限公司	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	100	–	100	不適用 N/A	不適用 N/A	食品批發 Wholesaling of food products
青島安達塗料化學材料有限公司 Qingdao Adachi Paints and Chemical Materials Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	75	–	75	不適用 N/A	不適用 N/A	生產塗料及化學材料 Production of paints and chemical materials
共同控制實體 *Jointly controlled entities*							
資生堂大昌行化粧品有限公司 Shiseido Dah Chong Hong Cosmetics Limited	香港 Hong Kong	50	–	50	–	–	化粧品貿易 Trading in cosmetic products
聯營公司 *Associated companies*							
歐圖中國有限公司 Alto China Limited	香港 Hong Kong	50	–	50	–	–	分銷音響器材及零件 Distributor of audio equipment and components
上海雙滙大昌泰森有限公司（前名為上海大昌雙滙艾波有限公司） Shanghai Shineway DCH Tyson Co., Ltd. (Formerly known as Shanghai DCH Shuanghui IBP Co., Ltd.)	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	22	–	22	–	–	生產及出售肉類及有關食品 Production and selling of meat and related food products

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點 / 主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	 附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	 面值 Par value	主要業務 Principal activities
物業 **Property**							
附屬公司 *Subsidiary companies*							
加文有限公司 Admarch Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	物業投資 Property investment
加文物業管理有限公司 Admarch Property Management Company, Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業管理 Property management
Borgia Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	物業投資 Property investment
百匯中心管理有限公司 Broadway Centre Property Management Company Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業管理 Property management
金醇發展有限公司 Campbellton Development Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業發展 Property development
貴地有限公司 Famous Land Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業投資 Property investment
Glenridge Company Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	物業投資 Property investment
Goldenburg Properties Limited	香港 Hong Kong	70	–	70	1,000	港幣10元 HK$10	物業投資 Property investment
恒聯昌置業有限公司 Hang Luen Chong Investment Company, Limited	香港 Hong Kong	100	–	100	80,000	港幣100元 HK$100	物業投資 Property investment

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
恒聯昌物業管理有限公司 Hang Luen Chong Property Management Company, Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業管理 Property management
恒華昌置業有限公司 Hang Wah Chong Investment Company Limited	香港 Hong Kong	100	–	100	50,000	港幣100元 HK$100	物業投資 Property investment
Lindenford Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	物業投資 Property investment
嶺星投資有限公司 Neostar Investment Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業投資 Property investment
超儀有限公司 Pacific Grace Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業投資 Property investment
上海雄華置業有限公司 Shanghai Super Property Co., Ltd.	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	100	–	100	不適用 N/A	不適用 N/A	物業投資及管理 Property investment and management
Tendo Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	物業投資及管理 Property investment and management
裕林貨倉凍房有限公司 Yee Lim Godown & Cold Storage Limited	香港 Hong Kong	100	–	100	1,000,000	港幣1元 HK$1	經營凍房貨倉 Operate a dry and cold storage godown

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
上海中信泰富廣場有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	80	–	80	不適用 N/A	不適用 N/A	物業投資及管理 Property investment and management
上海老西門新苑置業有限公司	中華人民共和國 中外合作經營企業* People's Republic of China Sino-foreign co-operative joint venture*	100	–	100	不適用 N/A	不適用 N/A	物業發展 Property development
無錫太湖景發展有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	70	–	70	不適用 N/A	不適用 N/A	運動健身服務 Sports related services
無錫太湖苑置業有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	70	–	70	不適用 N/A	不適用 N/A	物業投資及發展 Property investment and development
無錫太湖美生態環保有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	70	–	70	不適用 N/A	不適用 N/A	環境保護 Environmental protection

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	 附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	 面值 Par value	主要業務 Principal activities
聯營公司 *Associated companies*							
中信大廈管理有限公司 CITIC Tower Property Management Company Limited	香港 Hong Kong	40	–	40	–	–	物業管理 Property management
又一城控股有限公司 Festival Walk Holdings Limited	香港 Hong Kong	50	–	50	–	–	物業投資 Property investment
金蓬投資有限公司 Goldon Investment Limited	香港 Hong Kong	40	–	40	–	–	物業投資 Property investment
香港興業有限公司 Hong Kong Resort Company Limited	香港 Hong Kong	50	–	50	–	–	物業發展 Property development
Kido Profits Limited	英屬處女群島／香港 British Virgin Islands / Hong Kong	15	–	15	–	–	物業發展 Property development
康富達有限公司 Shinta Limited	香港 Hong Kong	20	–	20	–	–	物業投資 Property investment
新港置業有限公司 Sun Kong Investment Company, Limited	香港 Hong Kong	40	–	40	–	–	物業發展 Property development

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
工業製造 **Industrial Manufacturing**							
附屬公司 *Subsidiary companies*							
江陰興澄特種鋼鐵有限公司 Jiangyin Xingcheng Special Steel Works Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	54.94	–	54.94	不適用 N/A	不適用 N/A	鋼鐵生產 Steel making
江陰興澄鋼材有限公司 Jiangyin Xingcheng Steel Products Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	55	–	55	不適用 N/A	不適用 N/A	鋼鐵生產 Steel making
江陰興澄儲運有限公司 Jiangyin Xingcheng Storage and Transportation Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	55	–	55	不適用 N/A	不適用 N/A	裝卸業務 Loading and unloading business
江蘇泰富興澄特殊鋼股份有限公司 Jiangsu CP Xingcheng Special Steel Co., Ltd.	中華人民共和國 外商投資股份制企業* People's Republic of China Foreign investment stock company*	54.72	–	54.72	390,000,000	人民幣1元 RMB1	鋼鐵生產 Steel making
無錫華達電機有限公司 Wuxi Huada Motors Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	55	–	55	不適用 N/A	不適用 N/A	工業電機製造 Industrial motors manufacturing
江陰泰富興澄特種材料有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	54.87	–	54.87	不適用 N/A	不適用 N/A	產銷熱裝鐵水及相關產品 Production and sale of hot iron and the related products

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	 附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	 面值 Par value	主要業務 Principal activities
財務 **Finance**							
附屬公司 *Subsidiary companies*							
CITIC Pacific Finance (2001) Limited	英屬處女羣島 British Virgin Islands	100	100	–	1,000	1美元 US$1	融資安排 Financing
Idealand Investment Inc.	巴拿馬共和國 Republic of Panama	100	–	100	100	1美元 US$1	融資安排 Financing
Top Trend Investments Holdings Corp.	英屬處女羣島／百慕達 British Virgin Islands/Bermuda	100	100	–	1	1美元 US$1	融資安排 Financing
聯營公司 *Associated companies*							
Cheer First Limited	香港 Hong Kong	40	–	40	–	–	融資安排 Financing
Treasure Trove Limited	香港 Hong Kong	50	–	50	–	–	融資安排 Financing
滙昌財務有限公司 Way Chong Finance Limited	香港 Hong Kong	50	–	50	–	–	提供租購及租賃融資 Provision of hire purchase and leasing finance

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
其他 **Others**							
附屬公司 *Subsidiary companies*							
寶泰藥業有限公司 Botanitown Pharmaceuticals Limited	香港 Hong Kong	62	–	62	2	港幣1元 HK$1	投資醫藥業務 Investment in pharmaceutical business
北京寶泰寧堂生物技術有限公司 Beijing Botanitown Biotechnologies Limited	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	62	–	62	不適用 N/A	不適用 N/A	醫藥研究及開發 Research and development in pharmaceutical products
中信泰富(中國)投資有限公司 CITIC Pacific China Holdings Limited	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	100	–	100	不適用 N/A	不適用 N/A	投資控股 Investment holding
雲威投資控股有限公司 Winway Investments Holdings Corp.	英屬處女羣島 British Virgin Islands	62	–	62	100	1美元 US$1	投資醫藥業務 Investment in pharmaceutical business
共同控制實體 *Jointly controlled entities*							
中信資本市場控股有限公司 CITIC Capital Markets Holdings Limited	香港 Hong Kong	50	–	50	–	–	投資控股 Investment holding

31 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

31 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
中信亞特斯香港有限公司 CP Adaltis Hong Kong Company Limited	香港 Hong Kong	50	–	50	–	–	投資控股 Investment holding
上海中信亞特斯診斷試劑有限公司	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	50	–	50	–	–	開發及生產體外診斷試劑產品 Development and manufacture of healthcare in-vitro diagnostic products
四川省瀘州市科泰生物技術開發有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	31	–	31	–	–	研發生物提取分離技術 Research and development in biotechnology

附註：

(a) 利港之第一期及第二期均作為本集團之合作合營公司入賬，因為本集團於該等項目之權益將會在上述發電站投產後分別滿十五年及二十年時歸中華人民共和國之合營夥伴所有。故此，該等投資項目之業績僅計算已收及應收股息，並已減去攤銷款額。

(b) 新力作為本集團之合作合營公司入賬，因為本集團於該等項目之權益將會在第三台機組投產後滿十五年時歸中華人民共和國之鄭州市建設投資公司所有。故此，該投資項目之業績僅計算已收及應收股息，並已減去攤銷款額。

† 除另有指明外，指普通股份。

‡ 無投票權遞延股份－此等股份之權利、特權及限制列載於有關公司之組織章程細則內。

§ 本集團之主要聯營公司國泰航空有限公司已公佈賬目之摘要載於第157及158頁。

Note :

(a) Ligang Phase I and II are accounted for as a co-operative joint venture of the Group as the Group's interests therein will revert to the joint venture partners in the People's Republic of China after fifteen years and twenty years respectively from the date on which the electricity generators became operational. Accordingly their results are accounted for to the extent of dividends received and receivable, less amounts amortised.

(b) Xinli is accounted for as a co-operative joint venture of the Group as the Group's interest therein will revert to Zhengzhou Construction Investment Co. in the People's Republic of China after fifteen years from the date on which the third unit commenced commercial operation. Accordingly its results are accounted for to the extent of dividends received and receivable, less amounts amortised.

† *Represented ordinary shares, unless otherwise stated.*

‡ *Non-voting deferred shares – the rights, privileges and restrictions of which are set out in the Articles of Association of the respective company.*

§ *Extracts from the published accounts of Cathay Pacific Airways Limited, a significant associated company of the Group, are shown on pages 157 and 158.*

核數師報告
Auditors' Report

致中信泰富有限公司
(於香港註冊成立之有限公司)全體股東

本核數師已完成審核第82至第154頁的賬目，該等賬目乃按照香港普遍採納的會計原則編製(刊於第97頁之會計政策附註第1q段所闡釋者除外)。

董事及核數師各自的責任

香港公司條例規定董事須編製真實兼公平的賬目。在編製該等真實兼公平的賬目時，董事必須採用適當的會計政策，並且貫徹應用該等會計政策。

本核數師的責任是根據審核的結果，對該等賬目作出獨立意見，並按照香港公司條例第141條僅向整體股東報告。除此之外本報告別無其他目的。本核數師不會就本報告內容向任何其他人士負上或承擔任何責任。

意見的基礎

本核數師已按照香港會計師公會所頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關的憑證，亦包括評審董事於編製賬目時所作出的重大估計和判斷，所採用的會計政策是否適合 貴公司與 貴集團的具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需的資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理的確定。在作出意見時，本核數師亦已評估該賬目所載的資料在整體上是否足夠。本核數師相信，我們的審核工作已為下列意見提供合理的基礎。

Auditors' report to the shareholders of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 82 to 154 which have been prepared in accordance with accounting principles generally accepted in Hong Kong, save as explained in accounting policy Note 1q on page 97.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

意見

本核數師認為，上述的賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零三年十二月三十一日結算時的財務狀況，及　貴集團截至該日止年度的溢利及現金流量，並按照香港公司條例妥為編製。

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

羅兵咸永道會計師事務所
執業會計師

香港，二零零四年三月十八日

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18 March 2004

國泰航空有限公司已公佈賬目之摘要
Extract from Published Accounts of Cathay Pacific Airways Limited

a 綜合損益賬 a Consolidated Profit and Loss Account

截至二零零三年十二月三十一日止年度 for the year ended 31 December 2003

以港幣百萬元計算	in HK$ million	2003	2002
營業額	**Turnover**		
客運服務	Passenger services	**18,663**	22,376
貨運服務	Cargo services	**9,913**	9,387
航空飲食及其他服務	Catering and other services	**1,002**	1,327
營業總額	***Total Turnover***	**29,578**	33,090
開支	**Expenses**		
員工	Staff	**(8,035)**	(7,918)
航線	Route	**(5,416)**	(6,113)
燃料	Fuel	**(5,236)**	(4,895)
飛機維修	Aircraft maintenance	**(2,856)**	(3,312)
折舊及營業租賃	Depreciation and operating leases	**(4,860)**	(4,720)
佣金	Commissions	**(400)**	(501)
其他	Others	**(550)**	(881)
營業開支	**Operating Expenses**	**(27,353)**	(28,340)
營業溢利	**Operating Profit**	**2,225**	4,750
財務支出	Finance charges	**(1,807)**	(2,421)
財務收入	Finance income	**1,187**	1,678
財務支出淨額	Net finance charges	**(620)**	(743)
應佔聯屬公司溢利	Share of profits of associated companies	**151**	324
除稅前溢利	**Profit before Tax**	**1,756**	4,331
稅項	Taxation	**(409)**	(328)
除稅後溢利	**Profit after Tax**	**1,347**	4,003
少數股東權益	Minority interests	**(44)**	(20)
股東應佔溢利	**Profit Attributable to Shareholders**	**1,303**	3,983
股息	**Dividends**		
中期—已派	Interim – paid	**100**	534
末期—擬派	Final – proposed	**568**	935
特別—擬派	Special – proposed	**936**	–
		1,604	1,469
每股盈利(港幣仙)	**Earnings per Share** (HK¢)		
基本	Basic	**39.0**	119.5
攤薄	Diluted	**38.8**	118.7
每股股東資金(港幣元)	**Shareholders' Funds per Share** (HK$)	**9.3**	9.6

b 綜合資產負債表 b Consolidated Balance Sheet

二零零三年十二月三十一日結算 as at 31 December 2003

以港幣百萬元計算	*in HK$ million*	**2003**	2002
資產及負債	**Assets and Liabilities**		
非流動資產及負債	*Non-current assets and liabilities*		
固定資產	Fixed assets	**51,357**	50,038
無形資產	Intangible assets	**405**	489
於聯屬公司之投資	Investments in associated companies	**1,661**	1,739
其他長期應收款項及投資	Other long-term receivables and investments	**1,263**	1,458
		54,686	53,724
長期負債	Long-term liabilities	**(33,022)**	(31,382)
相關已抵押存款	Related pledged security deposits	**11,604**	12,853
長期負債淨額	Net long-term liabilities	**(21,418)**	(18,529)
退休福利責任	Retirement benefit obligations	**(181)**	(346)
遞延稅項	Deferred taxation	**(7,762)**	(7,614)
		(29,361)	(26,489)
非流動資產淨額	*Net non-current assets*	**25,325**	27,235
流動資產及負債	*Current assets and liabilities*		
存貨	Stock	**398**	430
貿易及其他應收款項	Trade and other receivables	**4,753**	4,294
流動資金	Liquid funds	**15,200**	13,180
		20,351	17,904
長期負債之流動部分	Current portion of long-term liabilities	**(6,754)**	(6,409)
相關已抵押存款	Related pledged security deposits	**1,875**	2,128
長期負債之流動部分淨額	Net current portion of long-term liabilities	**(4,879)**	(4,281)
貿易及其他應付款項	Trade and other payables	**(5,543)**	(5,280)
未獲運輸收益	Unearned transportation revenue	**(2,839)**	(2,518)
稅項	Taxation	**(1,259)**	(874)
		(14,520)	(12,953)
流動資產淨值	*Net current assets*	**5,831**	4,951
資產總額減流動及非流動負債	*Total assets less current and non-current liabilities*	**31,156**	32,186
少數股東權益	Minority interests	**(104)**	(71)
資產淨值	*Net assets*	**31,052**	32,115
資本及儲備	**Capital and Reserves**		
股本	Share capital	**669**	667
儲備	Reserves	**30,383**	31,448
股東資金	Shareholders' funds	**31,052**	32,115

詞彙定義
Definition of Terms

詞語

資金運用	股東資金加上負債總額
所有業務之現金貢獻	中信泰富有限公司來自所有附屬公司、共同控制實體、聯營公司及其他投資之現金流入
負債總額	短期及長期貸款、票據及債券
負債淨額	負債總額減現金及銀行存款
資本總額	股東資金＋負債淨額
EBITDA	不包括利息支出、稅項、折舊及攤銷之溢利淨額
溢利貢獻	稅後溢利。營業單位並無分攤集團在利息、營運以及商譽方面之開支

Terms

Capital employed	Shareholders' funds + total debt
Cash contributed from all business	Cash inflow to CITIC Pacific Ltd. from its subsidiary companies, jointly controlled entities, associated companies and other investments
Total debt	Short term and long term loans, notes and bonds
Net debt	Total debt less cash and bank deposits
Total capital	Shareholders' funds + net debt
EBITDA	Net profit less interest expense, taxation, depreciation and amortisation
Contribution	After tax profit. No allocation of central interest, overhead and goodwill is made to business units

比率

每股盈利 $= \dfrac{\text{股東應佔溢利}}{\text{年內已發行股份之加權平均股數（按日）}}$

每股股東資金 $= \dfrac{\text{股東資金}}{\text{年底已發行並繳足股份總數}}$

槓桿比率 $= \dfrac{\text{負債淨額}}{\text{資本總額}}$

每股現金流量 $= \dfrac{\text{來自所有業務之現金貢獻}}{\text{年底已發行並繳足股份總數}}$

利息倍數 $= \dfrac{\text{不包括利息支出、稅項、折舊及攤銷之溢利淨額}}{\text{利息支出}}$

Ratios

Earnings per share $= \dfrac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$

Shareholders' funds per share $= \dfrac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$

Leverage $= \dfrac{\text{Net debt}}{\text{Total capital}}$

Cashflow per share $= \dfrac{\text{Cash contributed from all business}}{\text{Total issued and fully paid shares at end of the year}}$

Interest cover $= \dfrac{\text{EBITDA}}{\text{Interest expense}}$

集團持有之主要物業
Major Properties Held by the Group

截至二零零三年十二月三十一日結算 as at 31 December 2003

地點／地段號數 Address / Lot No.	租契屆滿期 Leasehold Expiry	集團權益% Group's Interest %	概約樓面面積（平方呎） Approximate Gross Floor Area (sq. ft.)	現今用途 Existing Use
主要投資物業 **Major Properties Held For Investment**				
* 1. 九龍深旺道3號嘉運大廈 九龍內地段第9706號及其展延部份2700份之2604份 Skyway House, 3 Sham Mong Road, Kowloon, H.K. 2604/2700th shares of KIL, No. 9706 & the extension thereto	2041	100	309,000	寫字樓及商舖 Office and Shop
2. 葵涌葵樂街2-28號與葵喜街2-6號裕林工業中心C座 葵涌市地段第333號9000份之4000份 Block C of Yee Lim Industrial Centre, 2-28 Kwai Lok Street, and 2-6 Kwai Hei Street, Kwai Chung, H.K. 4000/9000th shares of KCTL No. 333	2047	100	320,000	冷藏倉庫及貨倉 Cold Storage and Godown
3. 香港銅鑼灣禮頓道9-11號合誠汽車大廈 內地段第5431及5432號 Honest Motors Building, 9-11, Leighton Road, Causeway Bay, H.K. HKIL No. 5431 and 5432	2880	100	48,000	寫字樓及商舖 Office and Shop
4. 新界葵涌大連排道192-210號偉倫中心第一期，偉倫中心第二期第1及第2地庫及2樓第P50及P51號車位 葵涌市地段第130號及其伸延部份之餘段11152份之5779份 Wyler Centre 1, Basement 1 & 2 and Parking Spaces Nos P50 and P51 on 2nd Floor of Wyler Centre 2, 192-210 Tai Lin Pai Road, Kwai Chung, H.K. 5779/11152th shares of and in the Remaining Portion of Kwai Chung Town Lot No. 130 and the extension thereto	2047	100	393,000	工業 Industrial
5. 新界葵涌葵福路93號百匯中心，葵涌市地段第435號 Broadway Centre, No. 93 Kwai Fuk Road, Kwai Chung, H.K. KCTL No. 435	2047	100	342,000	貨倉及附屬寫字樓 Godown and Ancillary Office
6. 香港鰂魚涌華蘭路25號大昌行商業中心 內地段第8854號 DCH Commercial Centre, No. 25, Westlands Road, Quarry Bay, H.K. HKIL8854	2047	100	389,000	寫字樓及餐廳 Office and Restaurants
7. 香港中環添美道1號中信大廈 內地段第8822號 CITIC Tower, No. 1 Tim Mei Avenue, Central, H.K. HKIL No. 8822	2047	40	562,000	寫字樓及商舖 Office and Shop

地點／地段號數 Address / Lot No.	租契屆滿期 Leasehold Expiry	集團權益% Group's Interest %	概約樓面面積（平方呎） Approximate Gross Floor Area (sq. ft.)	現今用途 Existing Use
8. 九龍又一村達之路又一城，新九龍內地段第6181號 Festival Walk, Tat Chee Avenue, Yau Yat Tsuen, Kowloon, H.K. NKIL No. 6181	2047	50	1,200,000	寫字樓及商鋪 Office and Shop
9. 中國上海靜安區南京西路1168號中信泰富廣場 CITIC Square, 1168 Nanjing Xi Lu, Jingan District, Shanghai, the PRC	2044	80	1,137,000	寫字樓及商鋪 Office and Shop
10. 中國上海靜安區華山路688號華山公寓 Royal Pavilion, 688 Hua Shan Lu, Jingan District, Shanghai, the PRC	2063	100*	374,000	住宅 Residential
11. Hiro-o Garden Hills, West Hill I-1204, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	永久業權 Freehold	100	873	住宅 Residential
12. Hiro-o Garden Hills, Centre Hill H-1403, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	永久業權 Freehold	100	2,012	住宅 Residential
13. Hiro-o Garden Hills, South Hill D-507, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	永久業權 Freehold	100	2,264	住宅 Residential
14. Dah Chong No. 1 Building, 12-6, Roppongi, 3-chome, Minato-ku, Tokyo, Japan	永久業權 Freehold	100	34,528	商業及餐廳等 Commercial & Restaurants, etc.
15. Dah Chong No. 2 Building, B1/F-4/F, 18-2, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	永久業權 Freehold	100	13,067	商業及餐廳等 Commercial & Restaurants, etc.
16. Toriizaka House 14-19, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	永久業權 Freehold	100	7,352	住宅及寫字樓 Residential & Office

* *除地下之油站連同地庫部份之附屬儲油箱以及一樓之儲物室外*

* *excluding a petrol filling station on the ground floor with an ancillary storage tank in part of the basement and a storeroom on the first floor*

地點/地段號數 Location / Lot No.	竣工階段 Stage of Completion	估計竣工日期 Estimated Completion Date	類別 Classification	租契屆滿期 Leasehold Expiry	集團權益 % Group's Interest %	概約地盤面積(平方呎) Approximate Site Area (sq. ft.)	概約樓面面積(平方呎) Approximate Gross Floor Area (sq. ft.)	現今用途 Existing Use
待發展之主要物業 **Major Properties Held For Development**								
1. 新界元朗 第121號丈量約份第390號地段之餘段、394號地段之餘段、395、396、397、399、400、401、402、405、406、407、409、410號地段之餘段、412號地段之餘段、413號地段之餘段、414號地段之餘段、416、417、418、419及424號地段及丈量約份第127號第274號地段之餘段、第278號地段之餘段、279號地段之餘段、282號地段之餘段、283號地段之餘段、284、285、286號B段之餘段、第286號B段第一分段及第286號地段之餘段	不適用	不適用	不適用	2047	100	193,652	不適用	建築地盤
Lot Nos. 390Rp, 394Rp, 395, 396, 397, 399, 400, 401, 402, 405, 406, 407, 409, 410Rp, 412Rp, 413Rp, 414Rp, 416, 417, 418, 419 and 424 in d.d. No. 121 and Lot Nos. 274Rp, 278Rp, 279Rp, 282Rp, 283Rp, 284, 285, 286sB Rp, 286sB ssI and 286Rp in D.D. No. 127 Yuen Long, New Territories, H.K.	N/A	N/A	N/A				N/A	Construction Site
2. 新界元朗 第104號丈量約份第3723號地段D段之餘段、第101號丈量約份第43A及50號地段與第105號丈量約份第1266號地段之餘段、1267及1268號地段	不適用	不適用	不適用	2047	40	2,449,517	不適用	農地
Lot No. 3723 sD Rp in D.D. No. 104 and Lot Nos. 43A and 50 in D.D. No. 101 and Lot Nos. 1266Rp, 1267 and 1268 in D.D. No. 105, Yuen Long, New Territories, H.K.	N/A	N/A	N/A				N/A	Agricultural Land

地點/地段號數 Location / Lot No.	竣工階段 Stage of Completion	估計竣工日期 Estimated Completion Date	類別 Classification	租契屆滿期 Leasehold Expiry	集團權益% Group's Interest %	概約地盤面積(平方呎) Approximate Site Area (sq. ft.)	概約樓面面積(平方呎) Approximate Gross Floor Area (sq. ft.)	現今用途 Existing Use
3. 九龍長沙灣通州街500及502號 新九龍內地段第4751號及4752號 No. 500 and 502, Tung Chau Street, Cheung Sha Wan, Kowloon, H.K. NKIL No. 4751 & 4752	不適用 n/a	不適用 n/a	不適用 n/a	2047	100	20,258	不適用 N/A	建築地盤 Construction Site
4. 上海市黃埔區西藏南路/建國東路老西門新苑 New Westgate Garden, Xi Zang Nan Lu / Jian Guo Dong Lu, Huang Pu District, Shanghai, the PRC	正進行上蓋工程 Super-structure in progress	第一期於二零零五年/二零零六年落成 Phase 1 in 2005 / 2006	住宅及商業 Residential & Commercial	2072	100	734,783	3,000,000	建築地盤 Construction Site

地點/地段號數 Address / Lot No.	租契屆滿期 Leasehold Expiry	集團權益% Group's Interest %	概約樓面面積(平方呎) Approximate Gross Floor Area (sq. ft.)	現今用途 Existing Use
待發售之主要物業 **Major Properties Held for Sale**				
九龍嘉道理道109-135號嘉陵大廈 九龍內地段第2657號D段第1及第2分段及餘段 Grand Court, 109-135 Kadoorie Avenue, Kowloon, H.K. Subsections 1 and 2 and the Remaining Portion of Section D of KIL No. 2657	2006	100	135,000	住宅 Residential

目錄 Contents

股東可隨時選擇收取財務摘要報告或年報的印刷本，或依賴在本公司網站上登載的該等文件。彼等亦可隨時選擇收取財務摘要報告以代替年報或收取年報以代替財務摘要報告。股東可致函本公司的股份過戶登記處登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)更改就上述事項而作出的選擇。

倘股東已選擇依賴在本公司網站上登載的財務摘要報告或年報，但難以登入瀏覽該等文件，則彼等可即時要求本公司免費寄發該等文件的印刷本，請將有關要求逕寄本公司的股份過戶登記處。

Shareholders may at any time choose to receive the Summary Financial Report or the Annual Report in printed form or to rely on their versions posted on the Company's website. They may also at any time choose to receive the Summary Financial Report or the Annual Report in place of the other. Shareholders may change their choice on these matters by writing to the Company's Share Registrars, Tengis Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

If Shareholders have already chosen to rely on the versions of the Summary Financial Report or the Annual Report posted on the Company's website and have difficulty in gaining access to those documents, they will, promptly upon request, be sent those documents in printed form free of charge. Please send the request to the Company's Share Registrars.

Designed by Sedgwick Richardson
Printed on environmentally friendly paper

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓
電話：2820 2111 傳真：2877 2771
www.citicpacific.com

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771
www.citicpacific.com

CITIC PACIFIC
中信泰富

Summary Financial Report
財務摘要報告
2003



本二零零三年度財務摘要報告摘錄自中信泰富有限公司的二零零三年度年報，其內容僅為該年報的資料及詳情的摘要。股東可致函本公司的股份過戶登記處登捷時有限公司免費索取二零零三年度年報的印刷本。

This Summary Financial Report 2003 only gives a summary of the information and the particulars of CITIC Pacific Limited's Annual Report 2003 from which the Summary Financial Report is derived. Shareholders may obtain a printed copy of the 2003 Annual Report free of charge by writing to the Company's Share Registrars, Tengis Limited.

業務概覽

中信泰富側重於發展在中國大陸和香港兩地的基礎建設業務，包括發電、信息業、航空及基礎設施。另外，公司亦投資於汽車和消費品的批發及分銷，物業及工業製造。

中信泰富立足香港，對中國市場具有獨到的認識及豐富的經驗。公司業務質素良好，利潤及現金流量穩定。現有業務中有許多並具增長潛力。集團的財務結購合理，且在公司管治方面有優良的傳統。

Business at a Glance

CITIC Pacific's primary focus is on providing basic infrastructure – power generation, communications, aviation and civil infrastructure – in Hong Kong and mainland China. They are complemented by the distribution of motor vehicles and consumer products, property and industrial manufacturing.

Based in Hong Kong with a deep knowledge of China, CITIC Pacific consists of sound businesses that produce good cash flows, many of which have the potential to grow. Our finance is well-structured and we have a tradition of operating with excellent standards of corporate governance.

Trust, Reliability and Confidence.

基礎建設 Infrastructure

發電 中信泰富在中國大陸興建、擁有並經營發電廠。現集團擁有權益之電廠總裝機容量為710萬千瓦，另有252萬千瓦正在興建中。

Power Generation CITIC Pacific builds, owns and operates power plants in mainland China. Current total installed capacity in the power stations we have an interest is 7,100MW and another 2,520MW is under construction.

信息業 中信泰富亦操作中國最大的遊戲寄存平台之一；與同中華全國體育總會和中國奧委會聯盟透過電子商務平台共同推廣體育活動。中信電訊1616在亞洲長途電話批發市場上佔有領先地位；CPCNet為客戶在大中華地區提供數據服務；中信國安在中國大陸經營有線電視網絡；澳門電訊為澳門的首選電訊供應商。

Communications CITIC Pacific runs one of the largest game hosting platforms in China and with the All-China Sports Federation and the Chinese Olympic Committee promotes sports through e-platforms. CITIC Telecom 1616 is the leading IDD wholesaler in Asia, CPCNet offers data services to customers throughout Greater China, CITIC Guoan operates cable TV networks in mainland China and CTM is Macau's communications provider of choice.

航空 通過國泰航空、港龍航空、香港空運貨站及中國國際貨運航空，中信泰富在香港的航空業舉足輕重。

Aviation CITIC Pacific is a key participant in the aviation sector through Cathay Pacific Airways, Hong Kong Dragon Airlines, air cargo provider HACTL and Air China Cargo.

基礎設施 中信泰富擁有或參與管理香港三條過海隧道，此三條隧道是連接港島及九龍之重要設施。

Civil Infrastructure CITIC Pacific is either an owner or involved in the management of all three of Hong Kong harbour crossings – vital facilities that connect Hong Kong Island to Kowloon.

銷售及分銷 Marketing and Distribution

大昌行及慎昌為香港及中國其他地方的居民提供各款汽車、消費品及食品、名牌食品、家庭用品及保健產品的銷售及分銷服務。

Dah Chong Hong and Sims Trading serve the people of Hong Kong and other parts of China by distributing an array of motor vehicles, consumer and food commodities, and branded food, household and healthcare products.

物業 Property

中信泰富單獨或與其他夥伴合作發展、管理及擁有物業，包括香港的中信大廈、又一城和愉景灣，以及上海的老西門新苑、中信泰富廣場及華山公寓。

Alone or with partners, CITIC Pacific develops, manages and owns properties including Hong Kong's CITIC Tower, Festival Walk, Discovery Bay, and Shanghai's New Westgate Garden, CITIC Square and Royal Pavilion.

工業製造 Industrial Manufacturing

江陰鋼廠在中國特鋼生產領域佔領先地位，產品為軸承鋼及齒輪鋼等。無錫華達電機為國內及歐洲市場生產電機。

Jiangyin steel plant is one of China's leading manufacturer of specialty steels such as bearing and gear steels. Wuxi Huada Motors produces electrical motors for the domestic and European markets.

其他業務 Other Businesses

中信資本市場控股、研發生物製藥及遙距學習均為中信泰富集團旗下正在發展中的業務。

CITIC Capital Markets Holdings, bio-pharmaceutical research and distance learning are all developing businesses of the CITIC Pacific Group.

財務概要
Financial Highlights

以港幣百萬元計算	in HK$ million	2003	2002
股東應佔溢利	**Profit Attributable to Shareholders**	**1,305**	3,875
主要業務對公司之溢利貢獻	**Major Businesses' Contribution**		
發電	Power Generation	**229**	245
信息業	Communications	**234**	553
航空	Aviation	**421**	1,263
基礎設施	Civil Infrastructure	**635**	1,238
銷售及分銷	Marketing & Distribution	**264**	227
物業	Property	**508**	894
工業製造	Industrial Manufacturing	**178**	126
投資物業重估	*Investment Properties Revaluation*	***(587)***	–
所有業務之現金貢獻	**Cash Contributed from all Businesses**	**2,451**	5,426
資金運用	**Capital Employed**	**49,354**	51,805
股東資金	**Shareholder's Funds**	**38,826**	42,538
負債淨額	**Net Debt**	**5,017**	6,722
尚未提用之信貸	**Undrawn Loan Facilities**	**6,368**	9,300

以港幣元計算	in HK$		
每股盈利	**Earnings per Share**	**0.60**	1.77
每股股息	**Dividends per Share**		
普通	Regular	**1.00**	1.00
特別	Special	**–**	1.00
員工數目	**Staff**	**12,174**	11,643

詞彙定義請參閱第59頁 *Please see page 59 for definition of terms used*

主席致股東報告
Chairman's Letter to Shareholders

中信泰富二零零三年之淨溢利為港幣十三億五百萬元，較二零零二年之港幣三十八億七千五百萬元下跌66%。下跌原因為上海三橋兩隧售出後收入取消，航空溢利下跌及集團為投資物業之價值撥備港幣五億八千七百萬元。值得欣慰的是，受非典型肺炎影響之業務能得以迅速恢復。就此有關之詳細分析可參閱本年報「業務回顧」及「財政回顧」等章節。董事會建議向股東派發末期股息每股港幣0.7元，與二零零二年相同。

發電

發電是中信泰富多年來之主要業務。二零零三年為集團帶來以下良好商機：

位於江蘇省無錫市之**利港電廠**，是集團發電業務之旗艦。二零零三年第三期兩台60萬千瓦機組基建已動工，並將於二零零六年投產。第四期兩台60萬千瓦機組計劃於二零零七年投產。此兩期之設備訂貨已獲落實。中信泰富近期內收購了利港電廠第一及第二期9%之權益，將持股量增至65%。而在第三期和第四期的權益亦增至73%。

此外，中信泰富在**無錫市**興建一座裝機容量達70萬千瓦之**抽水蓄能電站**之申請正在審批中。

於今年一月，集團成為**北方聯合電力公司**(「北方電力」)股東之一，擁有20%股權。北方電力於內蒙古現擁有權益總裝機容量431萬千瓦。二零零四年計劃新增權益容量為92萬千瓦。其他合資夥伴分別為內蒙古電力投資公司、中國華能集團和神華集團。內蒙古擁有豐富的煤礦蘊藏，是興建發電廠理想之地，除了能滿足自治區內用電需求，亦可通過電網向華北及東北地區輸電。北方電力在未來數年內將繼續興建新發電設施，發展為中國內地大型發電集團之一。

CITIC Pacific's net profit for 2003 was HK$1,305 million, a decrease of 66% compared with the HK$3,875 million in 2002. This decline is due to the loss of income from the three bridges and two tunnels in Shanghai, which were sold, a decrease in aviation's contribution, and a HK$587 million provision against the value of investment properties. Fortunately the SARS affected businesses recovered quickly, and a detailed analysis of their performance can be found in the Business and Financial Review sections of this report. The Board recommends maintaining the final dividend at the same level as 2002 of HK$0.7 per share.

Power

A key business of CITIC Pacific is the generation of electric power, and 2003 has provided CITIC Pacific with the following excellent opportunities:

The **Ligang Power Station** in Wuxi, Jiangsu Province is the flagship of our Company's power business. Construction of its third 2x600MW phase began in 2003 and operation is planned for 2006. The fourth phase, also 2x600MW, is expected to be operational in 2007. Equipment for both phases has already been ordered. CITIC Pacific recently acquired an additional 9% of the Ligang Power Station Phases I and II and now owns 65%. Our shareholding in Phases III and IV will be higher at 73%.

Also in **Wuxi**, an application to build a **Pumped Storage** facility with a capacity of 700MW is being considered by the relevant authorities.

In January 2004 we became a 20% owner of the **North United Power Corporation**, which has an attributable generating capacity of 4,310MW, all in Inner Mongolia. Another 920MW of attributable capacity is being planned for 2004. North United Power Corporation is now a partnership between Inner Mongolia Electric Co. and two other major power companies China Huaneng Group and Shenhua Group. Inner Mongolia has substantial coal deposits making it an ideal location for power generation, both for the requirements in the autonomous region, and to supply electricity to North and Northeast China through the grid.
In coming years North United Power will continue to build additional capacity with the aim of becoming one of the largest power generation companies in mainland China.

中國大陸不但現在電力供不應求，隨著經濟的繁榮，長遠的用電需求會不斷增加。因此，中信泰富深信集團進一步擴展電力投資的前景是廣闊的。

信息業

於十一月，中信泰富與中華全國體育總會及中國奧會建立了為期二十年之獨家合作關係，共同開發、經營及管理以「中國數碼體育互動平台」為品牌之寬頻電子體育互動平台。現已開通三個網站，包括：*sport.org.cn*，提供準確及具權威之體育報道；*olympic.cn*，為中國奧會官方網站，具備中英文兩個版本；*sport.cn*，整合了四個現有網站，包括中體在線網、電子競技網、體彩中心網及體育用品展銷網。現時獲得國家體育總局「官方」確認的體育專案達九十九個之多，在全國各地廣受歡迎，因此，通過上述合營專案，中信泰富在此領域將育有無限商機。

二零零三年，中信泰富在信息數據與電子商務方面取得進展，建立了電子商務平台並在全中國推出了效益明顯的在線互聯網遊戲產品，目前已吸引了超過一千萬用戶，同時在線人數最高達二十一萬人。由於該系統運作理想，集團計劃在二零零四年推出更多產品。

中信電訊1616二零零三年由於邊際利潤受壓導致溢利減少。但邊際利潤已見穩定，該公司乃亞洲長途電話批發市場最大供應商，優勢將於未來數年顯現。

鋼鐵

過去十年來，中信泰富在生產特鋼方面取得成功，產品包括軸承鋼、齒輪鋼及汽車用之彈簧鋼。鋼鐵產量在二零零三年創下一百七十萬噸的新紀錄，其中出口佔十四萬五千噸。**江陰興澄**之軸承鋼產量為全中國之冠。公司計劃與住友金屬小倉合作，將再擴建一條年產為一百萬噸的生產線。在此成功經驗基礎上，中信泰富於二零零四年二月簽訂了一份收購位於湖北省黃石市**大冶特鋼**95%權益之協定。

Mainland China is short of power both today and in the long run as prosperity will continue to increase, so CITIC Pacific is confident that there will be opportunities to expand our power generation business in the coming years.

Communications

In November CITIC Pacific established a 20-year exclusive cooperative relationship with the All-China Sports Federation and the Chinese Olympic Committee to develop, operate and maintain an interactive platform for broadband digital sports using the brand Chinese Interactive Sports. Three websites are in operation: *sport.org.cn* providing accurate and authoritative sports reports; *olympic.cn* the official site of the Chinese Olympic Committee presented in English and Chinese, and *sport.cn* which integrates four existing sites: China Sports on-line, China E-Sports, China Sports Lottery and On-line Sports Goods. The China Sports Federation lists 99 'official' sports, and interest in them is intense throughout mainland China, so the opportunities presented to CITIC Pacific through these ventures are immense.

During 2003, steps have been taken to develop data and e-commerce platforms, and a profitable on-line internet game has been marketed throughout mainland China which attracted over 10 million subscribers, and on occasions up to 210,000 simultaneous players. Having proved the operational aspects of the system, more products will be launched in 2004.

CITIC 1616's profit was reduced in 2003 as margins came under pressure, but margins have now stabilised, and the advantage of being Asia's largest IDD wholesaler will be seen in the coming years.

Steel

Over the last 10 years, CITIC Pacific has developed a very successful business manufacturing steel for specialised uses such as ball bearings, gears and automobile springs. In 2003, a record 1.7 million tonnes was produced, of which 145,000 tonnes was exported. **Jiangyin Xing Cheng** has the highest production of bearing steel in mainland China. In partnership with Sumitomo Metals, a one million tonne expansion will begin shortly. Building on this experience, in February 2004 CITIC Pacific entered into an agreement to purchase 95% of the **Daye Special Steel Mill**

大冶特鋼二零零三年鋼產量為一百三十萬噸，並計劃在二零零四年將產量增加至二百萬噸。二零零四年一月，中信泰富通過收購江陰興澄特殊鋼廠合資夥伴之權益，將股權增至79%。我們計劃重組及拓展集團在鋼鐵業務之權益，旨在中國特鋼領域居領先地位。

物業

位於上海之**老西門新苑**住宅項目第一期預計在二零零四年內開始預售，二零零五年/二零零六年竣工。此外中信泰富還在上海浦東機場附近擁有一幅面積約四百七十萬平方英尺之土地預作物流項目開發。集團位於上海之**中信泰富廣場**及**華山公寓**出租情況良好。同時，集團現正就數個其他地區的地產項目與有關方面進行磋商。我們深信，中國經濟的增長，將不斷為集團於內地之物業發展領域帶來商機。

航空

國泰航空及**港龍航空**在二零零三年上半年經歷了一段困難時期，但在二零零四年初已創出載客人數歷史新高。國泰航空與港龍航空的成功，有賴於中國內地經濟之健康發展，內地訪港旅客人數不斷上升。由於整體市場不斷擴大，兩家航空公司佳績可期。中信泰富與**中國國際航空貨運**合作之合資企業已於二零零四年一月正式運作，隨著中國經濟活動日趨頻繁，該合資企業必定受惠。

環境保護

集團之合資企業獲上海市政府授予**老港生活垃圾衛生填埋場四期工程**之特許經營權，使廢物處理業務成功地從香港拓展至上海。鑒於中國城市之環境保護意識日見增強，此方面的業務機會將愈來愈多。

at Huangshi, Hubei Province which in 2003 manufactured 1.3 million tonnes of specialty steel, and plans 2 million tonnes in 2004. In January 2004 CITIC Pacific increased its ownership in its existing Jiangyin Special Steel Plant to 79% by purchasing shares from our partner. We plan to reorganise and expand our enlarged steel interests and become the market leader in specialty steel in mainland China.

Property

The 1st phase of the **New Westgate Garden** residential development in Shanghai is targeting for pre-sale in 2004, and completion 2005/2006. We also own a parcel of land with a site area of about 4.7million sq. feet near the Shanghai Pudong airport for future development for logistics purposes. Our investment properties of CITIC **Square** and **Royal Pavilion** are doing well. A number of other development opportunities in different locations are under negotiation, and we are confident of the continued opportunities that the growth of the Chinese economy will present in the property sector.

Aviation

Both **Cathay Pacific** and **Dragonair** had a difficult time in the first half of 2003, but by early 2004 record numbers of passengers were being carried. Cathay Pacific and Dragonair's success depends on a healthy economy in China delivering more passengers from the mainland China, and in this expanding market both airlines should do well. CITIC Pacific's joint venture with **Air China Cargo** officially began operation in January 2004, and we are confident that it will benefit from the increasing economic activities in mainland China.

Environmental

A major breakthrough was made in extending our waste treatment businesses in Hong Kong to Shanghai when the Shanghai government awarded our joint venture the contract to design, construct, operate and maintain the **Phase 4 of Laogang Municipal Waste Landfill.** There should be many more such opportunities in the future as Chinese cities focus on environmental issues.

銷售及分銷

大昌行及**慎昌**表現良好。雖然香港業績並不理想，但中國內地業務成績突出，從而使整體業績有所上升。大昌行及慎昌將繼續有系統地擴展遍佈中國各地之業務、開拓市場、建立銷售網路、將經營設施現代化，同時將建立完善的內部監控管理系統。

資本市場

中信資本市場於去年表現突出並在首年內取得盈利，亦在短時間內在資產管理及投資銀行業務方面建立了良好聲譽。

前景

中國內地經濟持續增長，造就無限商機。中信泰富將積極把握機會將業務拓展至全中國。中信泰富之主要目標乃增加股東價值，本人深信，新開項目加上擁有穩定盈利之現有業務將互相配合，此一目標定可實現。我們將繼續側重發展集團具有專長之領域──發電、信息業、特種鋼鐵業、航空、以及物業及貿易。

中信泰富財務狀況穩健、負債比率低、現金及尚未提用信貸額充足，集團具備足夠資源擴展業務。

在此，本人謹代表所有董事答謝往來銀行及投資者對集團的大力支援；並感謝中信泰富、其子公司及聯營公司全體員工在過去一年作出的不懈努力。大家為中信泰富及其未來作出之承諾，是集團成功之基石。

榮智健
主席
香港，二零零四年三月十八日

Marketing and Distribution

Dah Chong Hong and **Sims Trading** had good results even though the business in Hong Kong was disappointing, this was more than offset by the performance in other parts of mainland China. Throughout mainland China, both DCH and Sims will continue their systematic expansion building markets and sales networks and modernising operating facilities while building sophisticated control systems alongside.

Capital Markets

CITIC **Capital Markets** had an exceptional and profitable year in its first full year of operation, and has established a fine reputation in asset management and investment banking in a very short time.

Our Future

CITIC Pacific is taking new opportunities to expand through mainland China where we expect continued economic growth to create more opportunities in the future. CITIC Pacific's overriding objective is to increase shareholder value, and I am confident that the new projects, in combination with the stable and profitable current businesses, will do so. We will remain focused mainly in areas of greatest expertise – power generation, communications, special steel manufacturing, aviation, property and trading.

CITIC Pacific is financially robust with low leverage and ample cash and unused financial facilities, giving sufficient resources to execute our expansion plans.

On behalf of all the directors, I would like to thank our bankers and investors for their continued support; and to thank the staff of CITIC Pacific and its subsidiaries and associates who have worked so hard in the last year. Their commitment to CITIC Pacific and its future is the basis of our success.

Larry Yung Chi Kin
Chairman
Hong Kong, 18 March 2004

業務回顧 Business Review



公司架構
Corporate Structure


中信泰富
CITIC Pacific
基礎建設
Infrastructure
發電
Power
信息業
Communications
航空
Aviation
基礎設施
Civil Infrastructure
環境保護
Environmental
銷售及分銷
Marketing & Distribution
大昌行
Dah Chong Hong
100%
慎昌
Sims Trading
100%
物業
Property
投資物業
Investment Properties
發展項目
Development Properties
工業製造
Industrial Manufacturing
江陰鋼廠
Jiangyin Steel Mills
79%
無錫華達電機
Wuxi Huada Motors
55%
其他
Others
中信資本市場
CITIC Capital Markets
50%
上海中信國健藥業
Shanghai CP Guojian Pharmaceutical
51%
中信亞特斯
CP Adaltis
50%

基礎建設
Infrastructure

發電

Power

以港幣百萬元計算	*in HK$ million*	**2003**	2002
溢利貢獻	Contribution	**229**	245
佔總溢利貢獻比例	Proportion of total contribution	**9%**	5%
淨資產	Net assets	**1,508**	1,449
資本開支	Capital expenditure	**144**	120

發電廠中國分佈圖 Power Stations in Mainland China



吉林 Jilin
60% / 200MW
北方聯合電力
North United Power
20% / 4,310MW
呼和浩特 Hohhot
35% / 400MW
威海 Weihai
49% / 36MW
壽光 Shouguang
49% / 24MW
開封 Kaifeng
50% / 125MW
鄭州 Zhengzhou
50% / 600MW
★ 50% / 400MW
利港 Ligang
65% / 1,400MW
★ 73% / 1,200MW
% 中信泰富權益 CITIC Pacific Ownership
MW 裝機容量 Capacity
★ 在建設中 Under Construction

中信泰富的電力專業隊伍積極參與電廠建設的各方面工作，從尋找投資機會到督導電廠的興建工程及實際經營管理電廠。

由於電力需求的增長及新增機組的投產，集團二零零三年發電量比前一年增長20%，達168.47億千瓦時。利潤較二零零二年有

CITIC Pacific's team of power professionals are actively involved in every aspect of power stations, from identifying new investment opportunities, supervising the construction to actively managing the operation of the plants.

In 2003, increased demand for electricity and the operation of newly completed units contributed to an increase of 20% in total electricity

所下降，主要是因為吉林熱電廠零三年剛投產，電價不到位而出現虧損。另外，有些電廠特別是利港電廠，利潤入賬的時間差也是原因之一。

generated, which reached 16,847 million kwh. However, profits were lower than that of 2002 primarily because during its first year of operation, the tariff at Jilin plant was low, resulting in a loss. The timing of dividend payments from some plants, in particular Ligang, is also a factor.

各電廠的發電和供熱情況 Electricity and heat generated by all power plants

	電廠形式 Type	裝機容量（兆瓦）Installed Capacity (MW)	發電量 Electricity Generated			供熱量 Heat Generated		
			2003 (M Kwh)	2002 (M Kwh)	變化 change %	**2003 (KGJ)**	2002 (KGJ)	變化 change %
利港 Ligang	燃煤機組 Coal fired	1,400	**8,944**	8,505	5	**–**	–	–
開封 Kaifeng	燃煤機組 Coal fired	125	**696**	679	3	**–**	–	–
鄭州 Zhengzhou	熱電聯產 Co-generation	600	**3,232**	3,085	5	**5,944**	5,380	10
內蒙豐泰 Hohhot	熱電聯產 Co-generation	400	**2,638**	1,492	77	**883**	*	*
吉林 Jilin	熱電聯產 Co-generation	200	**965**	*	*	**243**	*	*
威海 Weihai	熱電聯產 Co-generation	36	**174**	85	105	**2,575**	2,380	8
壽光 Shouguang	熱電聯產 Co-generation	24	**201**	200	0.5	**1.4百萬噸 1.4m tonnes**	1.2百萬噸 1.2m tonnes	17

* 未投產 *not in operation*

中信泰富參與的電廠總裝機容量及權益容量
CITIC Pacific's Total and Attributable Installed Capacity


兆瓦 MW
12,000
10,000
8,000
6,000
4,000
2,000
0
93
94
95
96
97
98
99
00
01
02
03
04
05
06

總裝機容量 Total Installed Capacity
權益裝機容量 Attributable Capacity
計劃總裝機容量 Planned Total Installed Capacity
計劃權益裝機容量 Planned Attributable Capacity

中信泰富始終認為發電是集團業務發展的重點，這有賴於我們對中國發電業多年的經驗、技術及知識積累。隨著中國經濟的發展和人民生活水平的提高，電力的需求和消費將持續增長。目前中國是世界上經濟增長率最高的國家之一，但其人均裝機容量和人均耗電量還比較低。中國正在進行的電力行業改革，給像中信泰富這樣的獨立發電公司提供了許多機會。集團在拓展電力業務方面取得了顯著的進展。

二零零三年五月，國務院批准了利港電廠三期工程項目。利港位於江蘇省，是目前中國效益最好的電廠之一。江蘇省是國內發展最快的省份之一，其二零零三年的用電量較二零零二年增長了21%。**利港電廠三期**工程兩台60萬千瓦機組的基建已開始，預計將於二零零六年投入商業運行。此項目取得了人民幣38億元期限為二十年的項目融資，佔總投資的75%。第四期兩台60萬千瓦機組預定於二零零七年投產。這兩期之設備訂貨已獲落實。於十月，中信泰富與北京的中國中信集團公司達成利港電廠9%的股權轉讓協定，使中信泰富在利港一、二期的股權增加至65%，而三、四期則為73%。

鄭州電廠三期40萬千瓦(2x20萬千瓦)的擴建也在二零零三年獲得政府批准，目前基建正在進行中，預計於二零零六年投產。

Power generation is an important area of expansion for CITIC Pacific, based on years of experience, expertise and knowledge of the Chinese power industry. As the Chinese economy develops and peoples' standard of living rises, electricity demand and consumption will continue to grow. Currently, mainland China's economic growth rate is among one of the highest in the world, yet its per capita installed capacity and electricity consumption per capita is low. The ongoing reform in the power industry in mainland China has presented many attractive opportunities for independent power producers such as CITIC Pacific and significant progress has been made in expanding our power portfolio.

In May 2003, the State Council approved the 3rd phase of the Ligang power station, now one of the most efficient in China. Ligang is located in Jiangsu Province, one of the fastest growing provinces in mainland China where consumption of electricity grew by 21% compared with 2002. Construction of **Ligang 3rd phase**, which consists of two 600MW units, is currently underway, and commercial operation is expected in 2006. An RMB3.8 billion 20-year project finance loan has been arranged for this 3rd phase, which represents 75% of the total investment. Phase 4 of another two 600MW units is scheduled for completion in 2007. Equipment has been ordered for both phases. In October, CITIC Pacific reached an agreement with the CITIC Group in Beijing to acquire an additional 9% stake in Ligang Power Station, increasing its holding in Ligang Phase I and II to 65% and 73% in Phase III and IV.

The expansion of the **Zhengzhou** plant, a **3rd phase** 400MW (2x200MW), was also approved in 2003. Construction is progressing as planned and commissioning is expected in 2006.

發電量
Electricity Generated


百萬 Kwh
in million Kwh
20,000
15,000
10,000
5,000
0
93
94
95
96
97
98
99
00
01
02
03

二零零四年一月，中信泰富與內蒙古電力投資集團、中國華能集團、神華集團下屬的北京國華電力一起組建了**北方聯合電力公司**，共同開發內蒙古的發電市場。合資公司旨在利用內蒙古自治區豐富的煤炭資源將北方聯合電力公司建設成國內高效、一流的發電公司之一。今後將通過電網向內蒙古、北京、華北及東北地區輸送電力。北方聯合電力公司目前在運行的電廠之權益裝機容量為431萬千瓦，另有92萬千瓦有望在二零零四年投產。公司還計劃在內蒙古擴大其電力生產。北方聯合電力公司的註冊資本為人民幣100億元，作為擁有20%權益之股東，中信泰富以現金及內蒙豐泰電廠20%的股權注資。北方聯合電力公司已於二零零四年一月開始運營。

於二零零三年十一月，中信泰富與無錫市地方電力公司組建了合資公司，共同建設位於江蘇省無錫市一70萬千瓦之**馬山抽水蓄能電站**，此項目正在審批中。目前，江蘇省電量的峰谷差很大，由於抽水蓄能電站用低谷電量來填補高峰之高用電量，非常適合補償峰谷差。馬山緊鄰太湖，太湖可以給電站提供所需水源。

由於集團所有的電廠都是燃煤機組，保證煤炭的充足供應、控制煤炭成本以及確保煤炭運輸的順暢都至關重要。集團的電力專業人員及各電廠的管理層都非常注重做好煤炭採購及運輸工作。中信泰富正積極探討在擁有豐富煤炭資源的省份建造緊鄰大型煤礦的電廠之可行性。

In January 2004, CITIC Pacific, together with Inner Mongolia Power Investment Corporation, China Huaneng Group and Beijing Guohua Power of the Shenhua Group, formed **North United Power Corporation**, to jointly develop the power generation business in Inner Mongolia. The joint venture aims to utilise the abundance of coal in this autonomous region to build North United Power into one of the most efficient and first rate power companies in mainland China, and to supply electricity to Inner Mongolia and through the grid to Beijing, North and Northeast China. North United Power's operating power plants currently have attributable installed capacity of 4,310MW. An additional attributable capacity of 920MW is expected to become operational in 2004. The Company has plans to expand its power production in Inner Mongolia in the future. The joint venture's registered capital is RMB10 billion. CITIC Pacific, a 20% partner in North United Power, will contribute cash and a 20% holding in Hohhot power plant. North United Power officially began operation in January 2004.

In November 2003, CITIC Pacific entered into a joint venture agreement with Wuxi Power to build a 700MW **pumped storage hydraulic power plant in Ma Shan**, Wuxi City in Jiangsu Province. Application for this project is being reviewed by the relevant authorities. Currently there exists a huge difference between electricity demand for the peak and non-peak time in Jiangsu Province. A pumped storage power station will capture this demand difference as it uses off-peak electricity to provide peak power. Ma Shan is next to Tai Lake, which will provide the water supply necessary for such a power plant.

As all of our power plants are coal fired, ensuring sufficient supply of coal, managing coal costs and transporting coal efficiently is of great importance and our power team is skilled at this task. CITIC Pacific is actively studying the possibility of building power stations next to existing large coalmines in provinces with abundant coal supplies.

信息業　Communications

		地點	Location	擁有權 Ownership
中信電訊1616	CITIC Telecom 1616	香港	Hong Kong	100%
CPCNet	CPCNet	香港	Hong Kong	100%
中信國安	CITIC Guoan	北京	Beijing	50%
澳門電訊	CTM (Macau Telecom)	澳門	Macau	20%

以港幣百萬元計算	*in HK$ million*	**2003**	2002
營業額	Turnover	**1,590**	2,887
溢利貢獻	Contribution	**234**	553
佔總溢利貢獻比例	Proportion of total contribution	**9%**	12%
淨資產	Net assets	**2,384**	2,260
資本開支	Capital expenditure	**185**	216

電子商貿

中信泰富之信息業務重點放在提供增值服務上。通過商業夥伴及集團公司內部資源，中信泰富開發並推廣了多個電子商務項目。於二零零三年十一月，中信泰富與「中華全國體育總會」及「中國奧委會」建立了為期二十年之獨家聯盟，合作推廣與體育及其相關的商務，特別是二零零八年的奧林匹克運動會。在「中國數位體育互動平台」上，通過先進的IT技術，設立了三個旗艦網站──*Olympic.cn, Sport.org.cn*及*Sports.cn*。現時獲得中華全國體育總會官方確認的體育專案達九十九個之多，在全國各地廣受歡迎。因此，中信泰富在此領域將育有無限商機。

中信泰富亦操作中國最大的遊戲寄存平台之一，目前盈利良好的互連網遊戲「傳奇」在全國推廣後已吸引了超過一千萬人數，同一時間上網之人數大約有二十萬人。中信泰富計劃與世界各地之遊戲開發商密切合作，繼續收集適合中國市場的遊戲。

E-Commerce

The focus of CITIC Pacific's communications business is on providing value-added services. Working through partners and group entities, a number of e-commerce initiatives and products were launched. In November 2003, CITIC Pacific, together with the All-China Sports Federation and the Chinese Olympic Committee, formed a 20-year exclusive alliance to promote sports and sports related commerce, in particular the 2008 Olympics. On the related 'China Interactive Sports' platform, leveraging on advanced, integrated IT technologies, three flagship websites – *Olympic.cn, Sport.org.cn* and *Sports.cn* – were built. The All-China Sports Federation lists 99 official sports and there is intense interest in them throughout mainland China, which presents tremendous opportunities for CITIC Pacific.

CITIC Pacific is also running one of the largest game hosting platforms in China. Currently, a profitable internet game 'Legend of Mir 3' has been marketed throughout mainland China that attracted over 10 million subscribers with an average of approximately 200,000 concurrent users. CITIC Pacific plans to work closely with game developers throughout the world to continue to source games that can be catered to the Chinese market.

中信電訊1616

中信電訊1616 (www.citic1616.com)在亞洲長途電話批發市場佔領先地位。現為80多個國家超過150個國際電訊及移動電話運營商提供服務。目前大約55%的香港長途電話流量是經由1616處理，而當中大約50%是中國大陸的流量。1616在中國大陸之主要客戶為中國聯通和中國移動。

與二零零二年相比，二零零三年之總通訊量增加了64%。然而由於邊際利潤受壓，其某種程度上受非典型肺炎之影響，邊際利潤低的固網通話量代替了邊際利潤高的移動通話量，所以導至溢利減少。1616正尋求渠道開發高利潤率地區的客戶群。

CITIC Telecom 1616

CITIC Telecom 1616 (www.citic1616.com) is a leader in Asia's IDD wholesale market, serving more than 150 international telecom and mobile carriers in over 80 countries. Approximately 55% of Hong Kong's total monthly IDD traffic is now handled by 1616, and about 50% of the calls are mainland China traffic where 1616's primary customers are China Unicom and China Mobile.

In 2003, total traffic volume grew 64% from 2002. However, margins were lower, partially affected by SARS as higher margin mobile traffic was substituted by lower margin fixed line calls, which resulted in decreased profitability. 1616 is seeking ways to continue to expand its customer base particularly serving destinations where margins are better.

中信電訊1616通訊流量增長
CITIC Telecom 1616 Traffic Volume Growth


百萬分鐘 Million Minutes
400
300
200
100
0
十二月 Dec 2000
十二月 Dec 2001
十二月 Dec 2002
十二月 Dec 2003

CPCNet

CPCNet (www.cpcnet-hk.com)於2003年透過香港電訊管理局發出之『固網服務牌照』，從一家互聯網通訊服務商晉升為電訊網路商。

通過充分改善的網路和日益增強的與戰略夥伴之關係，CPCNet現可為跨國及區域的中小型客戶提供一系列電訊服務業務。服務範圍由傳統的互聯網連綫以至最先進的國際專綫網路。

憑著TrueConnect™—大中華首個建立於多協定標簽交換式的IP—虛擬專網路和優質的專業客戶服務，CPCNet已成為大中華及亞洲地區最有代表性的新一代電訊網路商。二零零三年，TrueConnect™之客戶群增加了一倍，建立了超過700個連接點。CPCNet現擁有13個網路出口點(POPs)，將世界之跨國企業連繫到大中華地區超過40個城市。

中信國安

中信國安之主營業務是持有深圳證券交易所上市公司**國安信息產業股份有限公司**(「國安信息」)的62%股權。國安信息之主要業務是在中國大陸經營有綫電視網絡，至二零零三年底，國安信息在中國17個城市為約四百萬用戶提供服務。除有線電視網絡外，國安信息亦投資於系統集成、軟件開發、酒店管理及地產開發。中信國安亦擁有位於北京的「國際大廈」。其二零零三年底出租率為95%。

澳門電訊

中信泰富由一九九一年起擁有澳門電訊20%的權益(www.ctm.net)，該公司為澳門特別行政區之首選電訊供應商，為其市民提供固網、移動電話和互聯網接入等服務。二零零三年澳門電訊之溢利增長10%，達港幣四億一千萬元。由於競爭激烈，移動客戶群下跌2%，但互聯網客戶群卻增長27%。

CPCNet

With the granting of a Fixed Carrier License by the Hong Kong telecommunications authority in 2003, CPCNet Hong Kong (www.cpcnet-hk.com) has transformed from an Internet services provider to a telecommunications carrier.

Through a significantly strengthened network and enhanced alliances and partnerships, CPCNet is able to offer world-class communications services, from traditional Internet connectivity to private networks based on the latest technologies, to regional small and medium enterprises and global multinational corporations.

With 'TrueConnect', the first Multiprotocol Label Switching based Internet Protocol Virtual Private Network built in Greater China coupled with customer service excellence, CPCNet has established itself firmly as a key new generation carrier in Greater China and Asia. In 2003, the customer base of 'TrueConnect' increased by more than 100% to over 700 connections. It has 13 self-owned Point of Presence (POPs) connecting to over 40 cities in Greater China with service coverage spanning Asia, USA and Europe.

CITIC Guoan

CITIC Guoan's primary business is its 62% interest in **CITIC Guoan Information Industry Co., Ltd.** ('Guoan Information'), a Shenzhen Stock Exchange listed company whose primary business is operating cable TV networks in mainland China. At the end of 2003, Guoan Information had approximately 4 million subscribers in 17 cities in mainland China. In addition to its CATV networks, Guoan Information has interests in system integration, software development, hotel management and property development. CITIC Guoan also owns the CITIC Building in Beijing, which had 95% occupancy at the end of 2003.

CTM

20% owned by CITIC Pacific since 1991, Companhia de Telecomunicacoes de Macau S.A.R.L. ('CTM') (www.ctm.net) is the provider of choice of fixed line, mobile telephone and internet access services to the people of Macau SAR. In 2003, CTM's profit rose 10% to HK$410 million. The customer base for mobile decreased 2% due to competition, and internet customer base increased 27%.

航空 Aviation

	地點		Headquarters	擁有權 Ownership
國泰航空	香港	Cathay Pacific	Hong Kong	25.7%
港龍航空	香港	Dragonair	Hong Kong	28.5%
香港空運貨站	香港	HK Air Cargo Terminals	Hong Kong	10%
中國國際貨運	北京	Air China Cargo	Beijing	25%

以港幣百萬元計算	*in HK$ million*	**2003**	2002
國泰航空	Cathay Pacific	**330**	1,023
港龍航空	Dragonair	**20**	154
香港空運貨站	HACTL	**71**	86
中國國際貨運	Air China Cargo	*二零零四年一月開始運營 operation began in January 2004*	
溢利貢獻	Contribution	**421**	1,263
佔總溢利貢獻比例	Proportion of total contribution	**16%**	26%
淨資產	Net assets	**12,880**	13,305

國泰航空 Cathay Pacific


月載客人數
Monthly Passengers Carried
以千計 in '000
1,200
1,000
800
600
400
200
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2003
2002


月載貨量
Monthly Cargo Carried
以千噸計 in '000 tonne
90
80
70
60
50
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2003
2002

國泰航空(www.cathaypacific.com)是一間立基於香港的國際客運及貨運航空公司，航線遍佈全球87個目的地。中信泰富從1991年成為國泰航空之第二大股東以來，透過在該公司董事局、管理及其他委員會委派代表積極參與國泰航空的各項管理工作。

二零零三年國泰航空受到非典型肺炎的影響，二季度乘客人數大大下降，導致營業額較二零零二年降低11%，溢利下降67%至港幣十三億元。全年總載客人數為一千萬人次，下降18%。乘客運載率亦下跌六個百分點至72%，收益率則下降5%。空運貨量創新高達874,724噸，較二零零二年上升3%，但貨運收益率則有輕微下降。非典得以控制後，二零零三年下半年情況大有改善，並於二零零四年一月創每天載客人數新高。

於十二月，國泰航空在13年後又重新飛往北京，目前一星期飛三班。國泰航空已申請一天兩班往返北京，並亦申請飛往上海及廈門。國泰航空將於二零零四年七月一日開通香港至紐約的直飛航班。

港龍航空(www.dragonair.com)經營往返亞洲二十八個目的地的航班服務，其中二十個目的地是在中國大陸城市。於去年十一月起，港龍開始飛往曼谷，而飛往東京的航班則預期為二零零四年四月開通，同時該公司亦經營往來上海、廈門、經中東至歐洲及大阪之貨運服務。二零零三年港龍營業額淨額較二零零二年下降1.3%至港幣五十八億六千八百萬元，溢利亦下降87%至港幣七千一百萬元。於二零零三年二季度，由於大中華地區受到非典型肺炎嚴重的影響，從而使港龍受挫，載客量上半年下跌32%。旅遊業的復甦，特別是來自中國大陸旅客對此業的刺激，使港龍之載客量有明顯的上升。二零零三年全年總載客人數為三百萬人次，下降11%，同時乘客收益率亦下跌8.6%。

Cathay Pacific (www.cathaypacific.com) is an international passenger and freight carrier based in Hong Kong serving 87 destinations around the world. CITIC Pacific is the second largest shareholder and, through participation on the board, the executive and other committees, has been actively involved in its management since it first became a shareholder in 1991.

In 2003, Cathay Pacific's revenue was severely affected by the outbreak of SARS, which reduced passenger numbers dramatically in the second quarter. 2003 revenue declined 11% compared with 2002. Profits fell 67% to HK$1.3 billion. Total revenue passenger carried decreased by 18% to 10 million. Passenger load factor decreased 6% points to 72%. Yield fell by 5%. Cargo tonnage carried set a record of 874,724 tonnes, 3% higher than that of 2002, but yield fell marginally. A rapid improvement in the second half of 2003 occurred after the SARS outbreak was contained, and in January 2004 a record number of passengers per day were carried.

In December, Cathay Pacific renewed its service to Beijing after a 13-year absence, with three roundtrips a week. It has applied to increase its frequency to Beijing to twice daily, and to fly to Shanghai and Xiamen. On 1 July 2004 Cathay Pacific will begin a non-stop flight between Hong Kong and New York.

Dragonair (www.dragonair.com) operates passenger services to 28 destinations in Asia, of which 20 are to mainland Chinese cities. It began its service to Bangkok in November 2003, and flights to Tokyo are also expected in April 2004. Freighter services are offered to Shanghai, Xiamen, Europe via the Middle East, and Osaka. In 2003, Dragonair saw net revenue decrease 1.3% to HK$5,868 million and profit also decreased 87% to HK$71 million. In the 2nd quarter of 2003, SARS had a heavy effect on Dragonair as Greater China was most affected by the virus. Revenue passengers carried were down 32% in the 1st half of 2003. Since then, due to the recovery in travel and tourism stimulated in particular by tourists from mainland China, Dragonair's passenger numbers came back strongly. In 2003, a total of 3 million revenue passengers were carried – a drop of 11%, while passenger yield decreased 8.6%.

港龍航空 Dragonair


月載客人數
Monthly Passengers Carried
以千計 in '000
400
350
300
250
200
150
100
50
0
1 2 3 4 5 6 7 8 9 10 11 12
月份 month

2003

2002


月載貨量
Monthly Cargo Carried
以千噸計 in '000 tonne
30
25
20
15
10
5
0
1 2 3 4 5 6 7 8 9 10 11 12
月份 month

2003

2002

貨運方面表現良好，總貨運量達269,980噸，上升40%，這主要是由於強勁的出口需求及二零零二年底新增一架貨機所致。

香港空運貨站(www.hactl.com)經營全球最大的航空貨運中心。在強勁的出口需求（尤其向歐美市場）的帶動下，經該公司處理的總貨物量於二零零三年首次達到二百萬噸，較二零零二年增長5.6%。超級一號貨站有潛力每年可處理超過三百五十萬噸的貨運，將有充分的容量來支持香港和中國大陸未來空運貨量的高度增長。

中國國際貨運航空有限公司於二零零四年一月開始正式運作，中信泰富佔合資公司25%之權益。其主要業務為中國國際航空的貨運及其相關的地勤業務。此公司擁有5架貨機，並同時用中國國際航空的123架客機之貨倉來運輸貨物。目前飛往266個國內及56個國際目的地。

Cargo performed strongly with 269,980 tonnes of freight carried in 2003, an increase of 40%, due to strong demand and an additional freighter, which entered into service at the end of 2002.

HACTL (www.hactl.com) is the operator of the largest air cargo terminal in the world. Total tonnage handled exceeded 2 million tonnes for the first time in 2003, an increase of 5.6% compared with 2002 – a result of strong growth in exports, in particular to Europe. SuperTerminal 1 has a potential capacity of 3.5 million tonnes per annum, providing adequate capacity to support a robust growth of air cargo in Hong Kong and mainland China into the future.

Air China Cargo, a joint venture in which CITIC Pacific has a 25% interest, began operation in January 2004. It handles all of Air China's international and domestic cargo and related ground service businesses. The company has 5 freighter planes and the belly space in Air China's 123 passenger planes, to carry cargo. Currently it flies to 266 domestic and 56 international destinations.

基礎設施 Civil Infrastructure

	地點		Location	擁有權 Ownership
東區海底隧道	香港	Eastern Harbour Tunnel	Hong Kong	
－公路		– Road		71%
－鐵路		– Rail		50%
西區海底隧道	香港	Western Harbour Tunnel	Hong Kong	35%
四個環境保護項目	香港	Four waste treatment facilities	Hong Kong	20% – 50%
老港填埋場四期	上海	Laogang Phase 4 Landfill	Shanghai	30%

以港幣百萬元計算	*in HK$ million*	**2003**	2002
溢利貢獻	Contribution	**635**	1,238
佔總溢利貢獻比例	Proportion of total contribution	**24%**	25%
淨資產	Net assets	**2,113**	7,923
資本開支	Capital expenditure	**5**	156

香港的隧道 Tunnels in Hong Kong


九龍 Kowloon
西區海底隧道
Western Harbour Tunnel
東區海底隧道
Eastern Harbour Tunnel
香港 Hong Kong

東區海底隧道「東隧」(www.easternharbourtunnel.com.hk) 二零零三年每日平均交通流量下降3%至71,284架次，其在非典型肺炎最嚴重的第二季度期間，交通流量下跌，其後情況有所好轉。中信泰富是此隧道公路部份的控股股東，佔71%權益；在鐵路部份的權益則為50%。根據

Average daily traffic at **Eastern Harbour Tunnel** ('EHT') (www.easternharbourtunnel.com.hk) decreased 3% in 2003 to 71,284 vehicles due primarily to a drop in traffic in the second quarter when SARS was at its peak, after which traffic has recovered. CITIC Pacific is a controlling shareholder in the road with a 71% interest. Our shareholding in the rail tunnel is 50%. EHT is entitled to a toll increase according to the principles established by an independent arbitrator

一九九七年三月獨立仲裁人設立的原則，東隧可以調高隧道收費。但在二零零四年一月調高收費申請被香港政府否決後，又一仲裁將在今年九月進行。

中信泰富擁有**西區海底隧道**「西隧」(www.westernharbourtunnel.com)三十年專營權35%的權益。西隧是連接港島、中國大陸及赤鱲角機場的三號幹線的主要路段。由於非典型肺炎所造成的負面影響，二零零三年該隧道每日平均交通流量較二零零二年下降7%至37,261架次。另外，西隧的交通增長受限也在於接駁道路網絡遲遲未能完成，特別是中環──灣仔繞道，加以香港政府所擁有之紅磡海底隧道之收費水平過低所造成的競爭。

中信泰富持有管理**紅磡海底隧道**之35%股權，其管理合同已被延期至二零零六年。

in March 1997, but as an application for increase from 1 January 2004 was rejected by the Hong Kong Government, another arbitration has been set for September 2004.

CITIC Pacific has a 35% interest in a 30-year franchise that operates the **Western Harbour Tunnel** ('WHT') (www.westernharbourtunnel.com), a key section of the Route 3 highway which links Hong Kong Island, mainland China and Chek Lap Kok Airport. Daily average traffic for 2003 dropped by 7% compared with 2002 to 37,261 vehicles due to the effect of SARS. WHT's traffic growth is limited by the delay in the completion of access roads, particularly the Central-Wanchai bypass and competition from the low tolls at the government-owned Cross Harbour Tunnel.

CITIC Pacific also has a 35% interest in the company that manages the **Cross Harbour Tunnel**. The management contract has been extended through 2006.



西隧每日平均交通流量
Western Harbour Tunnel Average Daily Traffic
45,000
42,000
39,000
36,000
33,000
30,000
27,000
車輛 number of vehicles
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2003
2002



東隧每日平均交通流量
Eastern Harbour Tunnel Average Daily Traffic
77,000
74,000
71,000
68,000
65,000
車輛 number of vehicles
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2003
2002

環境保護

中信泰富在香港擁有權益的四個環境保護項目：包括一個化學廢料處理中心、二個總設計容量為每日四千噸的廢物轉運站，另外還包括一個設計容積達四千三百萬立方米之堆填區。於二零零三年，上述設施處理廢料總量共四百萬噸。環境保護項目盈利為港幣二億七千八百萬元。

於二零零三年十二月，中信泰富與Onyx亞洲及上海城投環境投資有限公司組成之合資公司被授予「**上海市老港生活垃圾衛生填埋場**」**四期**工程之合約。該公司這二十年之合約包括設計、建設及運營有關堆填區第四期工程。此項目總投資約為九億元人民幣。中信泰富與威立雅環境之全資附屬公司Onyx公司是長期合作夥伴，在香港共事環保項目已超過十年之久。

Environmental

CITIC Pacific has interests in four waste treatment facilities in Hong Kong, including a chemical waste treatment plant and two refuse transfer stations, with a total of 4,000 tonnes of daily waste processing capacity, and we also operate a landfill site with a 43 million cubic metre capacity. In 2003, a total of 4 million tonnes of waste was processed. Profits generated from these businesses totalled HK$278 million.

In December 2003, a joint venture formed by CITIC Pacific, Onyx Asia and Shanghai Chengtou Environment Industry Development Co., Ltd. was awarded a contract for **Phase 4 of Laogang Municipal Waste Landfill** in Shanghai. The JV will be responsible for the design, construction and operation of this Phase 4 landfill for a 20-year period. Total investment of the project is approximately RMB900 million. CITIC Pacific is a long-term partner of Onyx, a wholly owned subsidiary of Veolia Environment, having worked on Hong Kong environmental projects for over 10 years.

銷售及分銷
Marketing and Distribution

	地點		Location	擁有權 Ownership
大昌行	香港	Dah Chong Hong	Hong Kong	100%
慎昌	香港	Sims Trading	Hong Kong	100%

以港幣百萬元計算	*in HK$ million*	**2003**	2002
營業額	Turnover	**12,136**	11,212
溢利貢獻	Contribution	**264**	227
佔總溢利貢獻比例	Proportion of total contribution	**10%**	5%
淨資產	Net assets	**3,234**	2,871
資本開支	Capital expenditure	**211**	272

大昌行(www.dch.com.hk)以分銷汽車、消費品及糧油食品為主。 其主要業務分佈於香港及中國大陸，同時也在日本、新加坡及加拿大發展業務。

Dah Chong Hong (www.dch.com.hk) is a major distributor of motor vehicles and consumer and food commodity products with substantial operations in Hong Kong and mainland China, and businesses in Japan, Singapore and Canada.

大昌行汽車

DCH Motor

以港幣百萬元計算	*in HK$ million*	**2003**	2002
營業額	Turnover	**7,083**	6,219
溢利貢獻	Contribution	**188**	196

大昌行是香港最大的汽車分銷商之一。其二零零三年在香港市場佔有率為26%。大昌行所代理的汽車品牌為：

In Hong Kong, DCH Motor is one of the largest distributors of motor vehicles with a 26% market share in 2003. It distributes a wide range of vehicles:

				售出數量 Units sold	
汽車類別	品牌	Type	Brands	**2003**	2002
私家車	極品、奧迪、賓利、本田、日產、福士	Passenger cars	Acura, Audi, Bentley, Honda, Nissan, Volkswagen	**4,695**	7,184
貨車	大富、五十鈴、猛獅、UD大實力	Commercial vehicles	DAF, Isuzu, MAN, UD Nissan Diesel	**2,310**	2,489


大昌行香港汽車銷售
DCH Vehicle Sales in Hong Kong
數量 units
8,325
10,502
10,477
9,673
7,005
5,899
6,861
7,251
7,184
4,695
2,426
3,641
3,226
2,489
2,310
99
00
01
02
03
貨車 Commercial
客車 Passenger

二零零三年，受到汽車首次登記稅增加的影響，加上非典型肺炎爆發及美元對日元和歐元弱勢，香港的汽車銷售數量下跌了24%。大昌行在香港的汽車銷售數量較去年下跌28%，主要原因是大昌行的大眾化車型（中小型私家車及多用途車）之市場皆收縮超過30%。不過，大昌行繼續擴展並佔據貨車及旅遊巴士的市場領導地位，市場佔有率達58%。大昌行同時亦提供許多與汽車相關服務，如售後維修及檢測，零件銷售及分銷，汽車租賃及車隊管理，以及機場地勤支援服務。 而位於九龍灣的大昌行汽車服務中心更是香港業內規模最大的汽車服務中心。

In 2003, vehicles sales in the territory dropped 24%, negatively impacted by the increase in Vehicle First Registration Tax (FRT), the outbreak of SARS, and the weakening of US dollar against the Yen and Euro. Total vehicles sold by DCH in Hong Kong decreased 28% compared with 2002 of which its mass volume passenger cars (small-to-medium size and MPV models) had a bigger drop, as those market segments shrunk over 30%. However, DCH expanded its market share of truck and coach sales to 58%, maintaining its leading position in that market. DCH also provides an extensive range of motor related services such as after sales service and inspection, parts retail and distribution, leasing and fleet management, and aviation ground supporting services. DCH Motor Service Centre in Kowloon Bay is the largest one in Hong Kong.

銷售及分銷於中國分佈圖 Marketing and Distribution in China



T 哈爾濱 Harbin
T 長春 Changchun
T 瀋陽 Shenyang
MT 北京 Beijing
T 天津 Tianjin
MT 大連 Dalian
T 蘭州 Lanzhou
MT 青島 Qingdao
T 常熟 Changshu
T 無錫 Wuxi
MT 南京 Nanjing
T 蘇州 Suzhou
T 常州 Changzhou
MT 上海 Shanghai
M 合肥 Hefei
MT 杭州 Hangzhou
M 寧波 Ningbo
T 武漢 Wuhan
T 成都 Chengdu
M 台州 Taizhou
M 金華 Jinhua
T 重慶 Chongqing
M 昆明 Kunming
MT 廣州 Guangzhou
T 廈門 Xiamen
T 南寧 Nanning
T 汕頭 Shantou
MT 深圳 Shenzhen
MT 香港 Hong Kong
東莞 Dongguan
番禺 Panyu
佛山 Foshan
江門 Jiangmen
中山 Zhongzhan
開平 Kaiping
新會 Xinhui
珠海 Zhuhai
T 海口 Haikou
M DCH Motor Group
大昌行汽車集團
T DCH Trading Group & SIMS
大昌行貿易集團及慎昌

在中國其他城市，大昌行透過其內地合作夥伴分銷進口及國產汽車。與香港有別的是，中國的汽車代理商沒有獨家專營權。於二零零三年，大昌行銷往中國的汽車數量達9,689輛。此外，內地合作夥伴亦同時銷售了4,414輛。由於對建築方面使用之貨車需求激增，大昌行的貨車銷售成績尤其理想。銷售量較二零零二年上升87%。 相對而言，因市民的喜好轉移至高級進口車以及國產大眾化車型的供應不斷增加，大昌行進口轎車的銷售率較去年下跌了59%。

In other cities in mainland China, DCH distributes both imported and domestically manufactured vehicles through local partners where, unlike Hong Kong, distributorships are not exclusive. In 2003, DCH supplied a total of 9,689 vehicles to mainland China while its local partners distributed an additional 4,414 units. DCH's commercial vehicle sales were a particular feature with an increase of 87% from 2002 due to robust demand for construction vehicles. DCH's passenger car sales, however, declined 59% primarily due to shifting of interest to high-end imports and increasing domestic supplies of mass-market models.

		Type	Brands (DCH & partners)	售出數量 Units sold 2003	2002
汽車類別	品牌(大昌行與合作夥伴)				
私家車	入口：奧迪、賓利、通用、本田、日產、雷諾、大眾	Passenger cars	**Imports:** Audi, Bentley, GM, Honda, Nissan, Renault, Volkswagen	**2,983**	7,919
	本地生產：廣州本田、海南馬自達、東風日產		**Domestic:** Guangzhou Honda, Hainan Mazda, Dongfeng Nissan	**3,188**	1,515
貨車	入口：五十鈴、UD大貨力	Commercial vehicles	**Imports:** Isuzu, UD Nissan Diesel	**6,586**	3,556
	本地生產：慶鈴、東風日產柴		**Domestic:** Qingling, DND	**1,346**	750

通過與內地夥伴緊密協作，大昌行在中國的十四個銷售及服務網點已覆蓋超過十三個城市，當中包括銷售、售後服務及零部件支援於一身的專賣店，地區性的零部件分銷中心及傳統的汽車維修中心。

二零零三年，中國汽車市場擴展總銷量達四百六十萬輛車，較去年增長了34%，其中國產車佔96%。據業內估計，二零零四年，中國汽車市場的銷量有望達到五百萬輛，其中轎車市場的增幅預計為20%。這對於像大昌行這樣熟識中國市場及經驗豐富的分銷商提供了很大的發展機會。大昌行將會繼續有系統地開發中國市場，發展一個有進口與國產車品牌之平衡組合。相對其他外資競爭對手，中國與香港之「更緊密經貿關係的安排」將更有利大昌行加快擴展其在中國大陸的銷售網絡，亦有助於其對業務的直接管理。

Working with local partners, DCH now has over 14 outlets including integrated sales, service and spare parts centres, regional parts distribution centres, and traditional service centres covering more than 13 cities.

In 2003, the Chinese auto market expanded and 4.6 million units were sold, a growth of 34% from 2002, and out of which 96% was domestically manufactured. According to industry estimates, the sales volume of PRC motor market for 2004 could approach 5 million units, in particular the passenger car market is projected to grow further by 20%. This presents tremendous opportunities for distributors such as DCH, which has the industry and local knowledge as well as the experience and expertise in distributing motor vehicles. DCH will continue to systematically develop the mainland China market with the aim to build up a balanced portfolio of both imported and domestic brands. The Closer Economic Partnership Arrangement ('CEPA') between Hong Kong and the Central Government will enable DCH to expand the mainland China network quicker than foreign competitors, and to establish greater direct control over its operations.


大昌行銷往中國大陸之汽車
DCH Vehicle Sales to Mainland China
數量 units
640
1,456
2,096
1,351
1,914
3,265
1,354
3,118
4,472
4,306
9,434
13,740
7,932
6,171
14,103
99
00
01
02*
03*
貨車 Commercial
客車 Passenger


大昌行之香港及中國大陸汽車銷售
DCH Hong Kong vs Mainland China Vehicle Sales
數量 units
8,325
2,096
10,502
3,265
10,477
4,472
9,673
13,740
7,005
14,103
99
00
01
02*
03*
香港 Hong Kong
中國大陸 Mainland China

* 包括大昌行與合作夥伴 Including DCH & partners

汽車以外之貿易 Non-Motor Trading

以港幣百萬元計算	in HK$ million	**2003**	2002
營業額	Turnover	**5,053**	4,993
溢利貢獻	Contribution	**76**	31

大昌行貿易：大昌行的消費品及糧油食品分銷業務包括各類糧食、大米及穀物、食油、中國食品及肉類、化妝品、建築材料及家用電器等，並涉及機電工程及維修服務。大昌行擁有龐大的全球采購網絡。通過高效率的物流支援以及遍布全國的分銷網絡，大昌行能為顧客提供多元化的產品及服務。雖然受到非典型肺炎的影響，大昌行之銷售額及盈利仍然能夠保持穩定，全賴有靈活變通的貨品配置（例如提供更多及價格不同的主要食品）以及利用多元化的銷售途徑（例如在非典期間，充份發揮專門提供冷凍食品的連鎖式大昌食品市場的優勢去迎合市民在家用膳的趨向，因而達到理想成績）。中國業務方面，全國分銷網絡已覆蓋四十多個主要城市。大昌行計劃加強其現有的采購網絡，繼續擴展產品類別以滿足不同的市場需求。並同時力求由一個中間商的角色轉變為一個全面及綜合性的一條龍連鎖式的供應商，並以中國作為業務發展重心。

慎昌有限公司(www.simshk.com)在香港、澳門及中國大陸為零售及餐飲市場分銷品牌食品、飲料、家居用品及保健產品。在香港的主要品牌有寶礦力、阿華田、萬字醬油、漢斯、百得阿姨、保利牛奶、亨氏和樂家杏仁糖；而在中國則分銷費列羅、馬爹利、金寶湯、美贊臣及阿華田等品牌。慎昌亦致力為其客戶提供倉儲物流服務，客戶包括喜力、吉列、必勝客及安舍等。

DCH Trading: DCH distributes consumer and commodity food products including provisions, rice and cereal, edible oils, Chinese foodstuffs and meat, cosmetics, building materials, and home electric appliances, etc., and is involved in E&M engineering projects and maintenance services. DCH has an extensive global sourcing network, and through its efficient logistics support and nationwide distribution network, enables it to cater a variety of products to its customers. Despite SARS, DCH was able to sustain its sales and profit through a better mix of products (e.g. basic food necessity with widened product variety and price range) and diversified sales channels (e.g. the self-managed FoodMarts frozen food specialty chain leveraged on people's dine-in tendency during SARS period and attained satisfactory results). In mainland China, the nationwide distribution network covers over 40 major cities. DCH's trading business plan is to enhance its existing sourcing network, continue to extend product variety to suit the needs of different market segments, and to transform itself from the role of middleman to a fully integrated, one-stop supply chain service provider with primary development focus on mainland China.

Sims Trading: Sims Trading (www.simshk.com) specialises in the distribution of branded food, beverage, household and healthcare products in Hong Kong, Macau, and mainland China for the retail and catering markets. The company's brands include Pocari Sweat, Ovaltine, Kikkoman, Hunt, Barilla, Paul's, Heinz and Almond Roca for the Hong Kong Market, and Ferrero, Martell, Campbell's, MeadJohnson and Ovaltine for the mainland China market. Sims is extensively involved in providing third party logistics services to major companies such as Heineken, Gillette, Pizza Hut and Unza Cathay.

物業
Property

類別			Type	擁有權 Ownership	概約樓面面積（千平方呎） Approximate GFA ('000 sq. ft.)
香港物業		**Properties in Hong Kong**			
投資物業		*Investment Properties*			
中信大廈	商業	CITIC Tower	Commercial	40%	562
又一城	商業	Festival Walk	Commercial	50%	1,200
大昌行商業中心	商業	DCH Commercial Centre	Commercial	100%	389
偉倫中心	工業	Wyler Centre	Industrial	100%	393
百匯中心	工業	Broadway Centre	Industrial	100%	342
裕林工業中心	工業	Yee Lim Industrial Centre	Industrial	100%	320
其他	各類	Others	Various	100%	549
發展項目		*Development Properties*			
愉景灣	住宅區	Discovery Bay	Residential township	50%	3,000
其他	住宅	Others	Residential	100%	1,100
上海物業		**Properties in Shanghai**			
投資物業		*Investment Properties*			
中信泰富廣場	商業	CITIC Square	Commercial	80%	1,137
華山公寓	住宅	Royal Pavilion	Residential	100%	374
發展項目		*Development Properties*			
老西門新苑	住宅	New Westgate Garden	Residential	100%	3,000
浦東機場鎮	物流配套發展	Near Pudong Airport	Logistic Development	100%	4,740 （地塊面積 site area）

以港幣百萬元計算	*in HK$ million*	**2003**	2002
營業額	Turnover	**401**	460
溢利貢獻	Contribution	**508**	894
佔總溢利貢獻比例	Proportion of total contribution	**19%**	19%
淨資產	Net assets	**18,986**	18,708
資本開支	Capital expenditure	**104**	2,893

中信泰富的主要物業投資分佈在香港及上海，其中包括大型住宅及商用投資物業及發展項目。本公司擁有一支經驗豐富的專業隊伍參與物業項目發展，由物色投資機會到建築工程管理以至建成後的物業管理的每個環節。

CITIC Pacific's major property investments are located in Hong Kong and Shanghai. They consist of large-scale residential and commercial investment properties and development projects. The Company's experienced property team is actively involved in every aspect of a project, from identifying investment opportunities and managing the construction of the property to managing the completed development.

在香港，中信泰富擁有約四百一十萬平方呎樓面面積的土地儲備可供未來物業發展，其中約三百萬平方呎位於愉景灣。

中信泰富擁有**愉景灣**項目50%之權益。此項目是中信泰富聯同香港興業國際集團有限公司合作發展的一個大型住宅項目。自一九七三年項目開始至今，愉景灣已由一休閒渡假點發展成為一個完善、自給自足、華洋集處的住宅社區。其規劃建基於發展成一無私家車的綠色社區，並配套教育及各式設施，以滿足愉景灣居民的需要。愉景灣位於大嶼山的東北海岸，擁有偌大的空間，康樂及消閒設施包括私人沙灘、中央公園、觀景漫步區、哥爾夫球場及游艇會。

位於愉景灣北部的二白灣發展樓面總面積達二百三十四萬平方呎，其中約九十八萬平方呎已發展成海澄湖畔一期（第十一期）及海澄湖畔二期（第十二期）。樓面面積為三十四萬平方呎之海澄湖畔一期已全部售出。樓面面積為六十四萬平方呎之海澄湖畔二期，截至二零零三年底已售出約52%。第十三期的可建樓面面積達五十三萬平方呎，其上蓋建築工程將於二零零四年第二季展開。

另外，愉景灣內尚有一百六十七萬平方呎的樓面面積可作住宅發展。

中信泰富擁有40%股權的**中信大廈**，為本公司之總部所在，是香港中區海濱標誌建築之一，提供樓面面積五十六萬二千平方呎的寫字樓、商鋪及餐廳，並設有行人天橋連接金鐘地鐵站。中信大廈目前的租用率達94%。由於寫字樓供應過盛，導致二零零三年租金偏軟。

中信泰富擁有50%股權的「**又一城**」是聯同太古集團合作發展的項目。該項目位於九廣鐵路與九龍塘地鐵站交匯處，樓面面積達一百二十萬平方呎，包括購物商場及寫字樓。又一城於一九九八年建成，現為香港的成功購物商場之一，其空置率極低，並提供穩定的租金收入。

In Hong Kong, CITIC Pacific has a land bank of about 4.1 million sq. ft. gross floor area available for development, of which about 3 million sq. ft. is in Discovery Bay.

Discovery Bay, 50% owned by CITIC Pacific, is a large residential development jointly developed with HKR International Ltd. Since its commencement in 1973, Discovery Bay has grown from a holiday resort to a fully integrated, self-contained suburban multinational residential community of both locals and expatriates. Its planning is based on the concept of a private car free, green town development with a comprehensive range of educational, community and social facilities to serve the Discovery Bay population. Situated on the Northeastern shore of Lantau Island, Discovery Bay is endowed with ample open space, recreational and leisure facilities including a private beach, a central park, scenic promenade, golf courses and a marina.

The current Yi Pak Bay development is located in the northern part of Discovery Bay with a total gross floor area of approximately 2.34 million sq. ft., of which 0.98 million sq. ft. has been developed as Siena One (Phase 11) and Siena Two (Phase 12). Siena One, with a gross floor area of 0.34 million sq. ft., has all been sold. Siena Two, with a gross floor area of 0.64 million sq. ft., was about 52% sold at the end of 2003. The superstructure works for Phase 13, which has a gross floor area of 0.53 million sq. ft., will commence in the second quarter of 2004.

In addition, another 1.67 million sq. ft. gross floor area is available for further residential development at Discovery Bay.

CITIC Tower, 40% owned by CITIC Pacific, is our headquarters and a landmark on the Hong Kong waterfront comprising 562,000 sq. ft. of offices, retail shops and restaurants, and linked to the Admiralty MTR station with a footbridge. The building is currently 94% occupied. Due to over supply of office space, rentals were soft in 2003.

Festival Walk, a 1.2 million sq. ft. of shopping and office complex, is 50% owned by CITIC Pacific. Jointly developed with Swire Group, it is located at the interchange of the Kowloon Canton Railway and Mass Transit Railway in Kowloon Tong. Completed in 1998, Festival Walk is one of the most successful shopping centres in Hong Kong where vacancies are rare and rentals are firm.

在上海，中信泰富積極購入土地。**老西門新苑**住宅項目的第一期工程進展良好，並擬於二零零四年下半年開始預售。該項目位於黃浦區，毗鄰西藏南路及建國東路，徒步可達日後將落成的上海地鐵八號線復興路站。此項目包括多座住宅大樓、多層商場、商鋪及停車場，建成後可提供約三百萬平方呎的樓面面積。

中信泰富擁有80%股權的**中信泰富廣場**，乃位於上海南京西路的甲級寫字樓，目前租用率達99%，租金持續造好。中信泰富全資擁有的**華山公寓**，乃一位於靜安區的高級服務式住宅，租用率達87%，租金收入穩定。

此外，中信泰富於上海浦東機場鎮亦擁有一約四百七十四萬平方呎之地塊作為將來物流配套發展用途。

In Shanghai, CITIC Pacific has been active in acquiring land. Phase I of **New Westgate Garden** residential project is progressing well and pre-sale is scheduled for the second half of 2004. This development, located in Huangpu District, is adjacent to Xizang Nanlu and Jianguo Donglu, within walking distance from a future subway station of the new Metro Line 8. New Westgate Garden will comprise residential towers, a multi-storey commercial complex with retail shops and a basement carpark, with a gross floor area of approximately 3 million sq. ft.

CITIC Square, 80% owned by CITIC Pacific, is a Grade A office tower in Nanjing Xi Lu, Shanghai. Its rental continues to do well with occupancy of 99%. **Royal Pavilion**, 100% owned by CITIC Pacific, is a luxury service apartment, with occupancy of 87%, and its rental income is stable.

CITIC Pacific also owns a site of about 4.74 million sq. ft. near Shanghai Pudong Airport for accommodating future logistic development.



火車路
Railway
地鐵一號幹線
Metro Network Route 1
地鐵二號幹線
Metro Network Route 2
Metro Network Route 8
(under construction)
南北高架路
North – South Viaduct
ZHONGSHAN BEI LU
上海火車站
SHANGHAI
RAILWAY
STATION
BAOSHAN LU
N
W
E
S
TIANMU XI LU
CHANGSHOU LU
SHIMEN LU
CHENGDU BEI LU
蘇州河
SUZHOU CREEK
BEIJING XI LU
靜安寺
JING AN TEMPLE
上海商城
SHANGHAI CENTRE
中信泰富廣場
CITIC SQUARE
和平飯店
PEACE HOTEL
華山公寓
ROYAL PAVILION
NANJING XI LU
靜安公園
JING AN PARK
上海展覽中心
SHANGHAI EXHIBITION CENTRE
人民公園
PEOPLES PARK
NANJING DONG LU
延安中路
YANAN ZHONG LU
XIZANG ZHONG LU
HENAN LU
ZHONGSHAN DONG LU
外灘
WAI TAN
黃浦江
HUANGPU RIVER
丁香公園
DING XIANG GARDEN
淮海中路
HUAIHAI ZHONG LU
淮海公園
HUAI HAI PARK
HUA SHAN LU
HENG SHAN LU
ZHAOJIABANG LU
RUIJIN LU
老西門新苑
NEW WESTGATE GARDEN
南浦大橋
NANPU BRIDGE

工業製造
Industrial Manufacturing

以港幣百萬元計算	in HK$ million	2003	2002
營業額	Turnover	**4,842**	3,581
溢利貢獻	Contribution	**178**	126
佔總溢利貢獻比例	Proportion of total contribution	**7%**	3%
淨資產	Net assets	**1,494**	1,212
資本開支	Capital expenditure	**545**	280

於二零零四年一月，中信泰富簽定協議通過收購合資夥伴24%之權益，將在**江陰特鋼**的權益增加。交易完成後，中信泰富於江陰特鋼的權益將增至79%。江陰特鋼引用高質量的生產線來生產軸承鋼、齒輪鋼等特殊鋼。二零零三年產量較零二年增長11%至一百七十萬噸，其中約9%出口到南韓及東南亞國家。

於二零零四年二月，中信泰富簽定了一份收購位於湖北省黃石市**大冶特鋼**95%權益之協定。大冶特鋼的主要產品為軸承鋼、齒輪鋼及鋼管。其二零零三年鋼產量為一百三十萬噸。此收購將使中信泰富成為中國特鋼生產領域佔領先地位。

無錫華達電機為國內及歐洲市場生產低噪音、低振動及高扭力的電機。二零零三年總產量為二百一十萬千瓦，同二零零二年相比增長38%。

In January 2004, CITIC Pacific entered into agreements to increase its shareholding in **Jiangyin Special Steel** by purchasing an additional 24% from its joint venture partner. Subject to completion, CITIC Pacific's shareholding in Jiangyin Special Steel will be increased to 79%. Jiangyin Special Steel produces high-grade steel used in bearings and gears using high quality production lines. In 2003, total production was 1.7 million tonnes, an 11% increase from 2002. Approximately 9% of the output was exported to South Korea and Southeast Asian countries.

In February 2004, CITIC Pacific entered into an agreement to purchase a 95% interest in **Daye Steel**, which is located in Huangshi, Hubei Province, which in 2003 produced 1.3 million tonnes of specialty steel for uses such as bearings, gears and steel pipes. The acquisition will make CITIC Pacific one of the market leaders in specialty steel production in mainland China.

Wuxi Huada Motors Company produces low noise, low vibration and high torque electrical motors for the domestic and European markets. In 2003, production was 2.1 million KW, an increase of 38% from 2002.

其他業務
Other Businesses

以港幣百萬元計算	in HK$ million	2003	2002
營業額	Turnover	**227**	2,439
溢利貢獻	Contribution	**208**	236
佔總溢利貢獻比例	Proportion of total contribution	**6%**	5%
淨資產	Net assets	**1,161**	951
資本開支	Capital expenditure	**187**	704

其他業務*續*
Other Businesses *continued*

中信資本市場

中信泰富為中信資本市場控股有限公司(www.citiccapital.com)之主要大股東，擁有其50%的股權。中信資本乃一所專注於與中國相關聯的跨境投資銀行服務公司，主要業務包括企業融資及顧問、債務融資、資產管理及證券買賣服務等。在二零零三年度，公司無論在表現或盈利方面都獲得卓越的成績。

於二零零三年，中信資本在企業融資業務上成功完成多個項目，其成就亦同時獲得市場的一致認同。其中尤以中信國際金融控股有限公司一億八千萬美元可換股債券項目及太平協和集團有限公司九億八百萬港元私有化交易項目最為矚目。在資產管理業務上，公司於二零零三年推出了四隻基金，並提供授權式帳戶服務，亦取得驕人的成績；當中兩隻旗艦基金（全球宏觀基金及中國增值基金）的表現更錄得可觀的利潤回報。此外，公司的証券業務亦隨著香港下半年度較好的投資環境，持續擴展企業及零售客戶的覆蓋面。在年間，盈利增長良好，而市場佔有率及排名亦顯著提升。

CITIC Capital Markets

50% owned by CITIC Pacific, CITIC Capital Markets Holdings (www.citiccapital.com) focuses on cross-border China-related investment banking services, including corporate finance and advisory, debt capital markets, asset management and brokerage. In 2003, the first full year of its official operation, CCMH achieved excellent results in terms of both performance and profitability.

CCMH's investment banking business gained market recognition through some well structured and executed deals in 2003 such as the US$180 million convertible bond offering for CITIC International Financial Holdings and the HK$908 million privatisation of Pacific Concord Holdings. The asset management business launched four new funds in the past year and also provided discretionary investment services, all of which achieved satisfactory performance. In particular the two flagship funds (Global Macro Fund and China Plus Fund) have recorded excellent investment returns. On the brokerage front, significant inroads have been made during the year in expanding coverage both for institutional and retail clients, capitalising upon the investment sentiment especially in the second half. Additional market share, enhanced industry ranking and improved profitability have been achieved as a result.

發展中的業務

中信泰富於二零零三年一月與加拿大的**亞特斯公司**組成50/50合資公司共同研究和生產多種例如測試非典型肺炎、愛滋病及肝炎等體外試劑。公司正在上海建造一生產廠，預計二零零四年底完工。

合資公司**上海中信國健藥業**繼續進行多種藥物的研究，包括目前已進入臨床實驗的新藥。一製藥廠正在興建，預計於二零零四年三季度完工。

中信泰富與**復旦大學**之合資公司繼續在中國大陸開發遠程教育課程。到二零零三年底為止，約有5,800名學生註冊於21個課程。另外，該合資公司亦為各大公司提供培訓。

Developing Businesses

In January 2003, CITIC Pacific formed a 50/50 joint venture with **Adaltis-Picchio** of Canada to engage in research and manufacture of various diagnostic test kits such as those for SARS, Aids and Hepatitis among others. A manufacturing plant is being built in Shanghai and completion is expected in late 2004.

The joint venture **Shanghai CP Guojian Pharmaceutical** continues its research into various medicines including the current clinical trial of new drugs. A manufacturing plant is being constructed with completion in the third quarter of 2004.

CITIC Pacific's joint venture with **Fudan University** continues to develop distance learning in mainland China. At the end of 2003, approximately 5,800 students were enrolled studying about 21 courses. In addition, training programs to corporations are also offered.

財政回顧
Financial Review

二零零三年綜合財政業績

緒言

中信泰富之二零零三年年報，包括主席致股東報告、年度賬目及按會計準則、法例及香港聯合交易所規定之其他資料。編製本財政回顧，旨在透過討論各項業務之溢利貢獻及本公司之整體財政狀況，協助讀者瞭解所提供之法定資料。

股東應佔溢利

二零零三年之股東應佔溢利為港幣十三億五百萬元，較二零零二年之港幣三十八億七千五百萬元減少66%。溢利減少之原因詳見下文。



股東應佔溢利
Profit Attributable to Shareholders
港幣百萬元
HK$ million
2,735
3,291
2,110
3,875
1,305
99
00
01
02
03

of the Consolidated Financial Results for 2003

Introduction

CITIC Pacific's 2003 Annual Report includes a letter from the Chairman to shareholders, the annual accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Profit Attributable to Shareholders

The net profit attributable to shareholders for 2003 was HK$1,305 million, a decrease of 66% compared with HK$3,875 million achieved in 2002. The reasons for the decrease in profit are described below.

業務分類溢利貢獻

各主要營業單位在二零零三年之溢利貢獻，與二零零二年比較如下：

Business Segment Contribution

The contribution made by major business units in 2003, and compared with 2002, were:

溢利貢獻 *港幣百萬元*	Contribution *HK$ million*	**2003**	2002	2003 – 2002
發電	Power Generation	**229**	245	(16)
基礎設施	Civil Infrastructure	**635**	1,238	(603)
信息業	Communications	**234**	553	(319)
航空	Aviation	**421**	1,263	(842)
銷售及分銷	Marketing & Distribution	**264**	227	37
物業	Property	**508**	894	(386)
工業製造	Industrial Manufacturing	**178**	126	52
投資物業重估	*Investment Properties Revaluation*	***(587)***	–	*(587)*

與二零零二年之溢利貢獻比較：

- 發電：電力需求增加以及內蒙古電廠全面投產帶來較高利潤，但被新電廠的營運前開支所抵銷。由於利港電廠是以股息收入為會計入賬方法，因此其二零零三年之部份業績將納入集團的二零零四年會計賬目內。
- 基礎設施：上半年出售了上海橋隧及公路項目予上海市政府，使收入貢獻減少。由於受非典型肺炎(「非典」)影響，導致東區和西區海底隧道全年交通流量下跌，經營溢利下降。
- 信息業：中信電訊1616通話量有所增長，但二零零三年的邊際利潤則受「非典」期間用戶由使用流動電話轉為固網電話關係而大幅減少。CPCNet作了新產品投資，令業績有所影響。澳門電訊及中信國安之盈利則較二零零二年良好。
- 航空：國泰航空及港龍航空於二零零三年上半年受「非典」影響，載客量大幅下降，導致上半年錄得虧損，但下半年業務已迅速恢復。

Compared with the contribution for 2002:

- Power Generation: the increased demand for electricity and the full commercial production of the plant in Inner Mongolia resulted in higher profit but this was offset by the pre-operating expenses in the newly commissioned plants. The Ligang power plant is accounted on a dividends received basis so a portion of its good performance in 2003 will be recorded in 2004.
- Civil Infrastructure: the decreased contribution was due to the sale of bridges, tunnels and a road in Shanghai to the Shanghai Municipal Government in the first half year. The operating profit of the Eastern and Western Tunnels reduced due to the reduction in annual traffic volume due to SARS.
- Communications: CITIC Telecom 1616's call volume increased but the margin in 2003 were reduced most notably by the switch from mobile to fixed line usage in the SARS period. CPCNet's performance was affected by investment in new products. Operating results at CTM and CITIC Guoan were better than 2002.
- Aviation: a dramatic reduction in passenger traffic at both Cathay Pacific and Dragonair while SARS was active caused losses in the first half of 2003 but in the second half traffic recovered rapidly.

- 銷售及分銷：受「非典」影響及由於首次登記稅提高，香港客車業務收縮，但銷往中國其他地方的商業汽車以及香港汽車服務中心安裝觸媒催化器的業務均發展良好，抵銷了香港客車業務的萎縮。而大昌行及慎昌的其他貿易業務均取得重大改善。
- 物業：愉景灣項目的物業銷售單位較二零零二年下跌70%，加上有關撥備，未售出單位的財務開支及攤銷，令整體物業盈利下跌。香港寫字樓及貨倉的租金收入下降，但又一城購物中心及上海物業的租務則具彈力。
- 工業製造：溢利增長乃由於鋼鐵之銷售量較二零零二年增長11%，以及每噸價格有所提高。
- 物業重估：專業測量師–萊坊國際物業顧問及Tekko Building Co Ltd對本集團於二零零三年十二月三十一日之投資物業作出評估，公司因而在損益賬內作了港幣五億八千七百萬元的撥備。

各項業務表現之詳情已載於第5頁至第29頁之業務回顧內。

- Marketing & Distribution: The passenger car market in Hong Kong contracted due to SARS and the increased First Registration Tax, but this weakness was offset by the sales of commercial vehicles to other parts of China and the Hong Kong Motor Service Centre's catalytic converter installation works. The other trading businesses of DCH and Sims made significant improvements.
- Property: Compared with 2002, the sale of units at Discovery Bay reduced 70%, this in combination with related provisions, the cost of financing unsold units and amortisation costs, resulted in a loss in the area of property development. Rental income in Hong Kong decreased in some office and warehouse properties but was resilient at the Festival Walk shopping centre and at the Shanghai properties.
- Industrial Manufacturing: the increased contribution was due to a 11% increase in the volume of steel sold at higher prices per tonne than 2002.
- Property Revaluation: Professionally qualified valuers – Knight Frank and Tekko Building Co Ltd – assessed the value of our investment properties as at 31 December 2003 and as a result HK$587 million was charged to the Profit and Loss Account.

Further details of the performance of each business can be found in the Business Review on pages 5 to 29.


溢利貢獻
Contribution
港幣百萬元 HK$ million
1,500
1,000
500
0
-500
發電
Power Generation
基礎設施
Civil Infrastructure
信息業
Communications
航空
Aviation
銷售及分銷
Marketing & Distribution
物業
Property
工業製造
Industrial Manufacturing
投資物業重估
Investment Properties Revaluation
2002
2003

年度賬目載有按業務分類之營業額（附註2）及税前溢利（附註3），及來自綜合業務、共同控制實體及聯營公司按業務分類之資產及負債之詳情（附註25）。

The annual accounts contains business segment information for turnover (Note 2) and pre-tax profit (Note 3), and detail of segment assets and liabilities from consolidated activities, jointly controlled entities and associated companies (Note 25).

地區分佈

來自香港、中國以及海外之溢利貢獻及資產，乃根據每項業務之市場所在地進行劃分。來自中國之溢利貢獻大幅減少，原因為集團在年中出售位於上海之橋樑及隧道項目。

Geographical Distribution

The division of contribution and assets between Hong Kong, mainland China and Overseas is shown below based on the market location of each business. There was a substantial decline for the amount contributed by the mainland China components following the disposal of the bridges and tunnels in Shanghai in mid-year.



地區分佈
Geographical Distribution
二零零三年十二月三十一日年度
Year ended 31 December 2003
35%
15%
50%
溢利貢獻 %*
Contribution %*
二零零三年十二月三十一日結算
As at 31 December 2003
21%
2%
77%
賬面資產值 %
Assets at Book Value %
香港特別行政區 Hong Kong SAR
中國 Mainland China
海外 Overseas

* 某些業務，地理區域之溢利貢獻，乃把溢利貢獻總額根據該地理區域之營業額佔有關營業額之比例分攤。

* *For certain business, the total contribution is allocated to a geographic area based on the proportion of the turnover of that geographic area to the corresponding total turnover.*

利息支出

本集團之利息支出由港幣四億九千萬元下降至港幣四億元，是由於在二零零三年之平均借貸額較二零零二年為低。二零零三年與二零零二年之借貸利息並無大幅改動。

Interest Expense

The Group's interest expense decreased from HK$490 million to HK$400 million because average borrowings in 2003 were lower than 2002. The interest rate on the borrowings was little changed between 2003 and 2002.

集團之流動資金及資本來源

一般政策

中信泰富之策略為保持嚴謹之融資監控，以及維持高透明度。本集團之融資及現金管理運作均集中在總公司層次進行，藉以加強集團之風險管理、監控以及財務資源之運用。

中信泰富致力透過銀行及資本市場分散集資途徑。融資安排必須配合業務特點及現金流量情況。在可能情況下安排有限或無追索權之項目融資。

中信泰富之業務主要集中在香港及中國兩地，因此，集團需承受港元、美元及人民幣外滙波動之風險。中信泰富透過借貸或利用外滙合約安排，以有關資產或現金收益之幣種為非港元資產進行融資，務求將貨幣風險降至最低。由於中國之金融市場有所局限、加上監管限制（特別是人民幣未能自由兑換，以及國內之外滙遠期市場尚未發展），故上述目標未能時常達致。此外，由於「註冊資本」（一般規定最少佔總投資額25%至30%）必須以美元或港元投入，因此本集團之人民幣淨資產將不斷增加。在二零零三年十二月三十一日，本集團約21%之資產位於中國內地。

為穩定利息開支，集團在考慮整體市場趨勢、集團之現金流量以及利息倍數比率後，決定適當之固定息率/浮動息率借貸。除了固定息率借貸，本集團亦積極安排利率掉期交易，從而控制利息開支。

本公司只利用衍生工具對沖利率及滙率風險，嚴禁進行投機買賣。交易對手之信貸風險亦會審慎分析。一般而言，本公司只與信貸評級達A級或以上之金融機構交易，而本集團為了控制信貸風險，亦會考慮交易對手向本集團提供之信貸額。

Group Liquidity and Capital Resources

General Policies

The Group's policy is to maintain a high degree of financial control and transparency. Financing and cash management activities are centralised at head office level to enhance risk management, control and the best utilisation of financial resources of the Group.

Funding sources are diversified through utilisation of both the banking and capital market. Financings are arranged to match business characteristics and cash flows. Limited or non-recourse project finance is employed when it is available.

CITIC Pacific conducts business mainly in Hong Kong and mainland China, therefore is subject to market risk in the foreign exchange rate of HK Dollar, US Dollar and Renminbi. To minimise currency exposure, non Hong Kong dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitation in financial markets and regulatory constraints, particularly on investment into mainland China as Renminbi is not a free convertible currency and the on-shore forward market has not been developed. In addition, 'Registered Capital', which is usually accounts for about 25% to 30% of total investment amount, is required to be paid in US Dollar or HK Dollar. As a result, CITIC Pacific has an increasing exposure to the Renminbi. As of 31 December 2003, around 21% of the Group's assets were based in mainland China.

In order to stabilise interest costs despite rate movements, a suitable mixture of fixed rate / floating rate borrowings is determined after taking into consideration of the general market trend, the Group's cash flow pattern and interest coverage ratio. In addition to raise fixed rate debts, the Group actively employs interest rate swap transactions to manage long term interest cost.

The Company only uses derivative transactions for interest rate and currency hedging purposes, speculative trading is prohibited. Counterparties' credit risk are carefully reviewed. In general, the Company only deals with financial institutions with single A or above credit rating, and the counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

現金流量

由於本集團之大部份債項由控股公司安排，故各項業務為本公司帶來的現金流量，乃衡量本公司償還債項能力之重要指標。

Cash Flow

By design, most of the Group's debt is raised by the holding company, as such the amount of cash flow from each business to the Company is an important measure as to the Company's ability to service its debts.

各業務之現金流量	Cash Contribution by Business Segment		
港幣百萬元	*HK$ million*	**2003**	2002
基本建設	**Infrastructure**		
發電	Power Generation	**317**	395
基礎設施	Civil Infrastructure	**283**	2,323
信息業	Communications	**232**	101
航空	Aviation	**334**	361
物業	**Property**	**1,090**	1,732
銷售及分銷	**Marketing & Distribution**	**123**	334

此外，出售業務權益在二零零三年及二零零二年分別為本集團提供港幣六十二億元及港幣二十四億元之現金貢獻。至於出售有價證券，在二零零三年及二零零二年則分別為本集團提供港幣二億二千萬元及港幣二十三億元之現金貢獻。

In addition, sale of business interests contributed HK$6.2 billion and HK$2.4 billion in 2003 and 2002 respectively. Sale of marketable securities contributed HK$220 million and HK$2.3 billion in 2003 and 2002 respectively.



業務之現金流量
Cash Flow from Operations
港幣拾億元
HK$ billion
20
15
10
5
0
99
00
01
02
03
基本建設 Infrastructure
銷售及分銷
Marketing & Distribution
物業 Property
工業製造及其他
Industrial Manufacturing & Others
出售業務 Sale of Businesses



每股現金流量
Cash Flow per Share
港幣元
HK$
8.8
7.1
1.7
2.7
0.7
2.0
2.4
4.6
1.1
3.5
4.0
2.8
1.2
99
00
01
02
03
經常性收入之每股現金流量
From Regular Cash Flow per Share
出售業務之每股現金流量
From Cash Flow per Share from the Sale of Businesses

綜合現金流量概覽	Consolidated Cash Flow Summary		
港幣百萬元	*HK$ million*	**2003**	2002
現金淨額來自	Net Cash generated from		
綜合業務	consolidated activities	**1,535**	4,483
共同控制實體	jointly controlled entities	**23**	(88)
聯營公司	associated companies	**(266)**	1,795
投資	investments	**263**	2,194
出售業務權益及有價證券	Sale of business interests and marketable securities	**6,370**	916
資本開支及於新業務之投資	Capital expenditure and investment in new businesses	**(1,207)**	(3,440)
税項	Tax	**(148)**	(226)
利息淨額	Net interest	**(397)**	(545)
		6,173	5,089
已支付股息	Dividends paid	**(4,377)**	(1,971)
借貸增加/(減少)	Increase / (Decrease) in borrowings	**1,151**	(5,188)
現金及等同現金之減少	Decrease in cash and cash equivalents	**(3,226)**	(7,159)
		2,947	(2,070)

集團債項及流動資金

本集團現金流量維持強勁和穩定，並在七月初收到上海之公路、橋樑及隧道項目之出售款港幣六十二億元。截至二零零三年十二月三十一日，本集團之借貸總額為港幣一百零五億元（二零零二年十二月三十一日：港幣九十三億元），而現金及銀行存款則為港幣五十五億元，負債淨額為港幣五十億元，而二零零二年十二月三十一日之負債淨額則為港幣六十七億元。槓桿比率根據負債淨額佔資本總額以及負債淨額佔股東資金計算，分別為11%及13%（二零零二年十二月三十一日：14%及16%）。

Group Debt and Liquidity

The Group's cash flow remains very strong and stable and of particular note was the receipt of HK$6.2 billion in early July from the sale of Shanghai road, bridges and tunnels projects. As of 31 December 2003, the Group's total outstanding debt was HK$10.5 billion (31 December 2002: HK$9.3 billion), cash and deposits with banks were HK$5.5 billion giving a net debt of HK$5.0 billion compared to HK$6.7 billion at 31 December 2002. Leverage, measured by the net debt to total capital and net debt to shareholders' funds, was 11% and 13% respectively (31 December 2002: 14% and 16%).

負債總額

負債總額因償還銀行借貸而減少。於二零零三年十二月三十一日，兩年內到期之借貸佔負債總額14%，而本集團於該日之銀行存款為港幣五十五億元，超過於二零零三年到期償還之貸款。

Total Debt

Total debt decreased due to the repayment of bank borrowings. The debt at 31 December 2003 that will be mature in 2 years' time amounted to 14% of the total debt and at that date the Group had deposits with banks of HK$5.5 billion exceeding the loans due for repayment in 2003.


負債總額
Total debt
港幣拾億元
HK$ billion
20
15
10
5
0
99
00
01
02
03

一年內 In the first year

兩年內 In the second year

三至五年內（包括首尾兩年）
In the third to fifth year inclusive

五年後 After fifth year


利息倍數
Interest Cover
港幣拾億元 HK$ billion
6
5
4
3
2
1
0
4x
5x
6x
12x
8x
99
00
01
02
03

不包括利息支出、税項、折舊及攤銷之溢利淨額 EBITDA

不包括利息支出、税項、折舊及攤銷之溢利淨額佔利息支出（x = 倍）
EBITDA/Interest Expense (x = times)

利息支出 Interest Expense

利息倍數

截至二零零三年十二月三十一日止年度，不包括利息支出、税項、折舊及攤銷之溢利淨額除以利息支出為7.8；而二零零二年則為11.7，原因為年內縱使溢利下跌66%，但利息支出總額只減少18%。

Interest Cover

EBITDA divided by interest expense for the year ended 31 December 2003 was 7.8 compared to 11.7 in 2002, due to the 66% decrease in profit but only a 18% decrease in total interest expense in the year.

借貸承諾

為了管理集團借貸結構以及債項方面之規定，中信泰富已制訂一套標準貸款承諾。財務承諾包括資本淨值最低保證、借貸總額佔資本淨值之最高比率以及抵押資產佔集團總資產之上限。在二零零三年十二月三十一日，本集團均符合上述要求。

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are limited to minimum net worth undertaking; a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. As of 31 December 2003, CITIC Pacific is in compliance with these requirements.

信貸評級

穆迪投資及標準普爾給予本公司之外幣長期信貸投資評級分別為Baa3及BBB-。兩項評級均顯示本公司之信貸前景穩定，反映中信泰富之財務狀況健全，包括負債比率低、業務多元化及現金流量強勁等有利條件。截至二零零三年十二月三十一日止年度，集團之槓桿比率（根據負債淨額佔資本總額計算）為11%，而利息倍數（根據不包括利息支出、稅項、折舊及攤銷之溢利淨額除以利息支出計算）則為7.8。集團深信，與其他評級相同之公司比較，本集團之上述財務指標更勝一籌。本公司之目標為維持既有之穩健財務政策，務求進一步提升其信貸評級。

Credit Ratings

The Company has been assigned investment grade foreign currency long term credit rating of Baa3 by Moody's Investor Service and BBB- by Standard & Poor's. For both ratings the credit outlook is stable, reflecting CITIC Pacific's strong financial profile including low leverage, diversified business and strong cashflow. The Group's leverage, measured by the net debt to total capital was 11% while interest cover, defined as EBITDA divided by interest expense, was 7.8 for the year ended 31 December 2003. We believe that these financial indicators were stronger compared to companies with the same credit rating grade. The Company's objective is to maintain its financial discipline aiming to improve its credit rating going forward.

前瞻聲明

本年報載有若干涉及本集團財政狀況、業績及業務之前瞻聲明。該等前瞻聲明乃本公司對未來事件之預期或信念，且涉及已知及未知風險及不明朗因素，而此等因素足以令實際業績、表現或事態發展與該等聲明所表達或暗示之情況存在重大差異。

前瞻聲明涉及固有風險及不明朗因素。敬請注意：多項因素均可令實際業績有別於任何前瞻聲明所預測或暗示之業績；在若干情況下，更可能存在重大差異。

Forward Looking Statements

This Annual Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

十年統計
10 Year Statistics

年終(港幣百萬元)	*At year end (HK$ million)*	1994	1995	1996	1997	1998	1999	2000	2001	2002	**2003**
股東資金	Shareholders' funds	25,426	26,971	36,912	40,538	42,032	38,240	41,304	41,489	42,538	**38,826**
每股(港幣元)	per share (HK$)	12.61	13.40	17.30	19.06	19.76	17.98	18.81	18.95	19.44	**17.74**
負債	Debt										
負債	Debt	9,747	9,706	10,243	23,302	22,075	18,563	15,709	14,639	9,267	**10,528**
銀行存款	Bank deposits	796	614	594	710	900	8,044	5,201	4,631	2,545	**5,511**
淨負債佔資本總額	Net debt / total capital	26%	25%	21%	36%	34%	22%	20%	19%	14%	**11%**
利息倍數(倍)	Interest cover (times)	9	10	19	6	4	4	5	6	12	**8**
資金運用	Capital employed	35,173	36,677	47,155	63,840	64,107	56,803	57,013	56,128	51,805	**49,354**
固定資產	Fixed assets	8,884	9,045	9,929	10,472	11,765	11,916	13,433	14,702	15,804	**15,526**
共同控制實體	Jointly controlled entities	331	509	798	859	831	1,396	2,019	2,365	3,582	**4,085**
聯營公司	Associated companies	19,692	20,046	25,393	38,812	38,799	20,987	23,630	22,893	22,377	**22,805**
投資	Investments	4,304	5,644	9,183	11,170	11,548	14,511	9,264	8,070	7,092	**1,027**
市值	Stockmarket capitalisation	38,000	53,000	95,800	65,520	35,530	62,230	60,720	37,993	31,514	**43,332**
股東總數	Number of shareholders	7,256	6,545	6,215	8,642	14,987	13,506	9,808	11,044	12,260	**12,198**
員工	Staff	10,000	11,500	11,750	11,800	11,871	10,490	11,354	11,733	11,643	**12,174**
年度(港幣百萬元)	*For the year (HK$ million)*										
除稅後淨溢利	Net profit after tax										
除稅後淨溢利	Net profit after tax	977	2,963	6,769	7,201	2,628	2,735	3,291	2,110	3,875	**1,305**
每股(港幣元)	per share (HK$)	0.50	1.47	3.18	3.38	1.24	1.29	1.49	0.96	1.77	**0.60**
主要業務的溢利貢獻	Contribution by major business										
航空	Aviation		707	1,054	702	(11)	659	1,475	324	1,263	**421**
基礎設施	Civil Infrastructure		467	800	1,099	1,382	1,292	1,320	1,362	1,238	**635**
信息業	Communications		974	648	322	65	51	92	295	553	**234**
發電	Power Generation		186	186	170	230	440	314	281	245	**229**
銷售及分銷	Marketing & Distribution		277	330	360	330	230	226	119	227	**264**
物業	Property		734	602	1,587	270	740	422	633	894	**508**
工業製造	Industrial Manufacturing		39	21	2	18	22	29	95	126	**178**
消費信用	Consumer Credit		78	89	84	167	–	–	–	–	**–**
投資物業重估減值	*Investment Properties Revaluation Deficit*		–	–	–	–	–	–	–	–	***(587)***
不包括利息支出、稅項、折舊及攤銷之溢利淨額	EBITDA	1,975	4,040	4,321	5,706	4,739	4,763	5,240	3,944	5,731	**3,133**
每股股息(港幣元)	Dividends per share (HK$)										
普通	Regular	0.48	0.55	0.62	0.70	0.70	0.75	0.85	0.80	1.00	**1.00**
特別	Special	–	–	0.30	0.30	–	2.00	–	–	1.00	**–**
倍數(倍)	Cover (times)	1.0	2.7	2.7	2.7	1.8	1.7	1.8	1.2	1.8	**0.6**

附註：

1. 一九九四年的主要業務的溢利貢獻資料欠奉。

2. 由於本集團採納了經修訂之香港會計準則第12號「所得稅」，所以二零零二年度之數字有所調整。至於二零零一年度及以前之數字，並無因本集團採納該項新修訂會計準則而作出相應調整，以茲比較。

Note:

1. Information of contribution by major business for 1994 is not available.

2. Figures have been adjusted in year 2002 following the adoption of revised accounting standard of SSAP 12 'Income Tax'. For comparative purposes, the figures for years 2001 and before have not been adjusted for effects on the adoption.

公司資料
Corporate Information

總辦事處及註冊辦事處
香港中環添美道一號中信大廈三十二樓
電話：2820 2111
圖文傳真：2877 2771

網址
www.citicpacific.com載有中信泰富的業務簡介、向股東發放的整份年報及財務摘要報告、公佈、新聞稿及其他資料。

證券編號
香港聯合交易所：0267
彭博資訊：267 HK
路透社：0267. HK
美國預託證券編號：CTPCY
CUSIP參考編號：17304K102

股份過戶登記處
有關股份轉讓、更改名稱或地址、或遺失股票等事宜，股東應聯絡本公司的股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下），亦可致電2980 1333，或圖文傳真至2810 8185。

年報及中期報告
股東可向股份過戶登記處索取年報及中期報告的印刷本。其他人士應聯絡公司秘書，電話號碼為2820 2111，圖文傳真號碼為2877 2771，或按contact@citicpacific.com發送電郵以索取有關的印刷本。

投資者關係
投資者、股東及研究分析員可聯絡投資者關係部門，電話號碼為2820 2004，圖文傳真號碼為2104 6632，或按investor.relations@citicpacific.com發送電郵。

財務日程
暫停辦理過戶登記：二零零四年五月四日至二零零四年五月十日
股東週年大會：二零零四年五月十日
上午十時三十分
香港法院道太古廣場第二期
港島香格里拉酒店五樓香島殿
派發末期股息：二零零四年五月十三日

Headquarters and Registered Office
32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Telephone: 2820 2111
Fax: 2877 2771

Website
www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary reports to shareholders, announcements, press releases and other information.

Stock Codes
The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267. HK
American Depository Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars
Shareholders should contact our Registrars, Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Annual and Interim Reports
Shareholders may obtain printed copies of annual and interim reports from the Registrars. Other should contact the Company Secretary on 2820 2111 or fax: 2877 2771 or at contact@citicpacific.com for a printed report.

Investor Relations
Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2104 6632 or at investor.relations@citicpacific.com.

Financial Calendar
Closure of Register: 4 May 2004 to 10 May 2004
Annual General Meeting: 10 May 2004, 10:30 a.m.
Island Ballroom, Level 5, Island Shangri-La Hotel
Two Pacific Place, Supreme Court Road
Hong Kong
Final Dividend Payable: 13 May 2004

董事會報告
Directors' Report

董事會欣然將截至二零零三年十二月三十一日止年度之年報送呈各股東省覽。

The Directors have pleasure in presenting to shareholders their report for the year ended 31 December 2003.

主要業務

本公司之主要業務為持有其附屬公司，而其附屬公司與聯營公司之主要業務連同主要營運範圍載於第5至29頁之業務回顧內。

Principal Activities

The principal activity of the Company is holding its subsidiary companies and the principal activities of its subsidiary companies and associated companies and their major areas of operation are set out in the Business Review on pages 5 to 29.

股息

董事會已宣派截至二零零三年十二月三十一日止年度之中期股息為每股港幣0.30元，該等股息已於二零零三年九月二十三日派發。董事會建議於二零零四年五月十三日向於二零零四年五月十日營業時間結束時名列股東名冊上之股東派發截至二零零三年十二月三十一日止年度之末期股息每股港幣0.70元，惟須獲股東於即將舉行之股東週年大會上批准方可作實。

Dividends

The Directors declared an interim dividend of HK$0.30 per share in respect of the year ended 31 December 2003 which was paid on 23 September 2003. The Directors recommended, subject to the approval of the shareholders at the forthcoming Annual General Meeting, the payment of a final dividend of HK$0.70 per share in respect of the year ended 31 December 2003 payable on 13 May 2004 to shareholders on the Register of Members at the close of business on 10 May 2004.

儲備

本年度撥入及撥自儲備之金額與詳情載於財務摘要報表附註5。

Reserves

The amounts and particulars of transfer to and from reserves during the year are set out in Note 5 to the summary financial statements.

捐款

本集團年內之捐款為港幣二千一百萬元。

Donations

Donations made by the Group during the year amounted to HK$21 million.

固定資產

固定資產之變動情況載於財務摘要報表附註4。

Fixed Assets

Movements of fixed assets are set out in Note 4 to the summary financial statements.

發行債務證券

於一九九六年二月十五日，本公司根據一九九六年二月十五日之票據購買協議，向金融機構發行及出售本金共值一億美元之7.37%之票據（「票據」）。該等票據於二零零六年到期，全部票據於本年底時仍未被註銷或贖回。

Issue of Debt Securities

On 15 February 1996, the Company issued and sold US$100 million aggregate principal amount of its 7.37% Senior Notes due 2006 ('Senior Notes') to financial institutions pursuant to note purchase agreements dated 15 February 1996. All of the Senior Notes remained outstanding at the end of the year.

於二零零一年六月一日，本公司之全資附屬公司CITIC Pacific Finance (2001) Limited根據二零零一年五月二十四日及二零零一年六月一日之購買協議，向投資者發行及出售共值四億五千萬美元之7.625%之保證票據（「保證票據」），以便為本公司之債項進行再融資及籌集一般營運資金。該等保證票據於二零一一年到期，全部保證票據於本年底時仍未被註銷或贖回。

除上述者外，本公司或其附屬公司概無發行任何債務證券。

On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

Save as aforesaid, neither the Company nor its subsidiary companies have issued any debt securities.

董事

於截至二零零三年十二月三十一日止財政年度內任職董事之人士如下：

榮智健先生
范鴻齡先生
莫偉龍先生
李松興先生
阮紀堂先生
羅安達先生，*於二零零四年一月一日起榮休*
姚進榮先生
常振明先生
李士林先生
榮明杰先生
劉基輔先生
張偉立先生
何厚浠先生
韓武敦先生
陸鍾漢先生
何厚鏘先生
德馬雷先生
彼得•克萊特先生（德馬雷先生之替任董事）

根據本公司新組織章程細則第104(A)條，榮智健先生、李松興先生、阮紀堂先生、劉基輔先生及張偉立先生於即將舉行之股東週年大會上輪值退任，惟各人均合符資格連任，並已表示願意膺選連任。

Directors

The Directors in office during the financial year ended 31 December 2003 were:

Mr Larry Yung Chi Kin
Mr Henry Fan Hung Ling
Mr Vernon Francis Moore
Mr Peter Lee Chung Hing
Mr Norman Yuen Kee Tong
Mr Robert Ernest Adams, *retired with effect from 1 January 2004*
Mr Yao Jinrong
Mr Chang Zhenming
Mr Li Shilin
Mr Carl Yung Ming Jie
Mr Liu Jifu
Mr Willie Chang
Mr Hamilton Ho Hau Hay
Mr Alexander Reid Hamilton
Mr Hansen Loh Chung Hon
Mr Norman Ho Hau Chong
Mr André Desmarais
Mr Peter Kruyt (Alternate Director to Mr André Desmarais)

Pursuant to Article 104(A) of the New Articles of Association of the Company, Messrs Larry Yung Chi Kin, Peter Lee Chung Hing, Norman Yuen Kee Tong, Liu Jifu and Willie Chang shall retire by rotation in the forthcoming Annual General Meeting and all, being eligible, offer themselves for re-election.

管理合約

本公司與中信（香港集團）有限公司（前稱「中國國際信托投資（香港集團）有限公司」）（「中信香港」）於一九九一年四月十一日訂立管理協議；協議之效力可追溯至一九九零年三月一日。根據該協議，中信香港同意向本公司及其附屬公司提供管理服務，而管理費將根據成本基準按季下期付予中信香港。該管理協議可由任何一方給予兩個月之通知予以終止。由於榮智健先生、范鴻齡先生、莫偉龍先生、常振明先生及劉基輔先生均為中信香港之董事，彼等於該管理協議中擁有間接權益。該管理協議之副本將於二零零四年五月十日舉行之股東週年大會上可供查閱。

Management Contract

The Company entered into a management agreement with CITIC Hong Kong (Holdings) Limited (formerly China International Trust & Investment Corporation Hong Kong (Holdings) Limited) ('CITIC HK') on 11 April 1991 but with retrospective effect from 1 March 1990 in which CITIC HK agreed to provide management services to the Company and its subsidiary companies for a management fee calculated on a cost basis to CITIC HK payable quarterly in arrears. The management agreement is terminable by two months' notice by either party. Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore, Chang Zhenming and Liu Jifu had indirect interests in the management agreement as they are directors of CITIC HK. A copy of the management agreement will be available for inspection at the Annual General Meeting of the Company to be held on 10 May 2004.

董事於重大合約之權益

本公司任何董事現時或於年內任何時間，並無在本公司或其任何附屬公司所訂立之任何合約（對本公司業務而言屬於重大合約，並且在年終或年內任何時間仍然有效）中，直接或間接擁有任何重大權益。

Directors' Interests in Contracts of Significance

None of the Directors of the Company has or at any time during the year had, an interest which is or was material, either directly or indirectly, in any contract with the Company or any of its subsidiary companies, which was significant in relation to the business of the Company, and which was subsisting at the end of the year or which had subsisted at any time during the year.

購股權計劃

本公司於二零零零年五月三十一日採納中信泰富股份獎勵計劃二零零零（「該計劃」）。

在二零零二年五月二十八日，本公司根據該計劃授出合共可認購11,550,000股本公司股份之購股權（詳見下表），佔當時已發行股本之0.53%，行使價為每股港幣18.20元。所有已授出及獲接納之購股權，可在授出購股權日期起計五年內全數或部份行使。所有授出之購股權已獲接納，而於截至二零零三年十二月三十一日止期間內，概無予以行使、註銷或作廢。

Share Option Plan

The Company adopted the CITIC Pacific Share Incentive Plan 2000 ('the Plan') on 31 May 2000.

On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company listed in the table below representing 0.53% of the then issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were exercised, cancelled or lapsed in the period up to 31 December 2003.

		於二零零三年十二月三十一日之購股權數目 Number of Share Options as at 31 December 2003
本公司董事	Directors of the Company	8,100,000
按持續合約受聘之僱員	Continuous Contract Employees	3,400,000
其他*	Others*	50,000
合計	Total	11,550,000

* *此購股權乃授予一名按持續合約受聘之僱員，而該僱員於二零零三年十二月三十一日年度內榮休。*

* *It is in respect of the options granted to an employee under continuous contract, who retired during the year ended 31 December 2003.*

董事之證券權益

在二零零三年十二月三十一日，根據證券及期貨條例(「證券及期貨條例」)第352條須予保存之登記名冊內記錄，董事於本公司或任何相聯法團(定義見證券及期貨條例第XV部)股份之權益如下：

1. 本公司及相聯法團之股份

Directors' Interests in Securities

The interests of the Directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 31 December 2003 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. Shares in the Company and Associated Corporation

		股份數目 Number of Shares				
		個人權益 Personal interests	法團權益 Corporate interests	家族權益 Family interests	信託及類似權益 Trusts and similar interests	佔已發行股本百分率 Percentage to the issued share capital %
中信泰富有限公司	**CITIC Pacific Limited**					
榮智健	Larry Yung Chi Kin		400,381,000			18.295
范鴻齡	Henry Fan Hung Ling		43,000,000			1.965
莫偉龍	Vernon Francis Moore				3,200,000	0.146
李松興	Peter Lee Chung Hing	500,000				0.023
阮紀堂	Norman Yuen Kee Tong	33,000				0.002
羅安達	Robert Ernest Adams	550,000				0.025
劉基輔	Liu Jifu	40,000				0.002
陸鍾漢	Hansen Loh Chung Hon	1,050,000	500,000[1]	500,000[1]		0.071
德馬雷	André Desmarais	99,765	100,242,035[2]			4.585
彼得•克萊特 (德馬雷先生之替任董事)	Peter Kruyt (alternate director to Mr André Desmarais)	2,100				0.0001
國泰航空有限公司	**Cathay Pacific Airways Limited**					
陸鍾漢	Hansen Loh Chung Hon	450,000				0.013

附註：

1. 由於所列500,000股股份乃透過一間由有關董事及其家族擁有之公司持有，故有關董事持有之法團權益與其家族權益重疊。

2. 在所持有之100,242,035股股份中，12,035股乃透過一間由有關董事控制之法團持有，而100,230,000股乃透過一間由有關董事出任總裁兼聯席行政首長之法團間接持有。

Note:

1. The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 shares are held through a company in which the relevant Director and his family are interested.

2. Out of 100,242,035 shares, 12,035 shares are held by corporations controlled by the relevant Director and 100,230,000 shares are held indirectly by a corporation of which the relevant Director is the President and Co-Chief Executive Officer.

2. 本公司之購股權

2. Share Options in the Company

董事	Directors	尚未行使之購股權數目 Number of Outstanding Share Options	佔已發行股本百分率 Percentage to the issued share capital %
榮智健	Larry Yung Chi Kin	2,000,000	0.091
范鴻齡	Henry Fan Hung Ling	1,600,000	0.073
莫偉龍	Vernon Francis Moore	1,000,000	0.046
李松興	Peter Lee Chung Hing	1,000,000	0.046
阮紀堂	Norman Yuen Kee Tong	500,000	0.023
羅安達	Robert Ernest Adams	300,000	0.014
姚進榮	Yao Jinrong	300,000	0.014
常振明	Chang Zhenming	500,000	0.023
李士林	Li Shilin	300,000	0.014
榮明杰	Carl Yung Ming Jie	300,000	0.014
劉基輔	Liu Jifu	300,000	0.014

除上文所披露者外，在二零零三年十二月三十一日，本公司各董事概無在本公司或其相聯法團之股份、相關股份或債券中擁有、被認為擁有、或視作擁有根據證券及期貨條例第XV部所界定之任何權益或淡倉，又或擁有、被認為擁有或視作擁有必須記錄在本公司根據證券及期貨條例第352條須予保存之登記名冊內之任何權益，又或擁有、被認為擁有或視作擁有根據上市規則所載上市公司董事進行證券交易的標準守則而必須通知本公司及聯交所之任何權益。

除上文所披露者外，於年內任何時間，本公司或其任何附屬公司概無參予任何安排，以使本公司之董事藉取得本公司或任何其他機構之股份或債券而獲益。

Save as disclosed above, as at 31 December 2003, none of the Directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

Save as disclosed above, at no time during the year was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東

在二零零三年十二月三十一日，根據證券及期貨條例第336條須予保存之股份及淡倉登記名冊內記錄，主要股東(本公司董事或其各自相聯人士除外)在本公司股份之權益如下：

Substantial Shareholders

As at 31 December 2003, the interests of the substantial shareholders, other than the Directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows :

名稱	Name	本公司之股份數目 Number of Shares of the Company	佔已發行股本百分率 Percentage to the issued share capital %
中國中信集團公司(前稱「中國國際信托投資公司」)(「中信北京」)	CITIC Group (formerly China International Trust and Investment Corporation) ('CITIC Beijing')	632,066,285	28.882
中信香港	CITIC HK	632,066,285	28.882
Heedon Corporation	Heedon Corporation	498,424,285	22.775
Honpville Corporation	Honpville Corporation	310,988,221	14.210

中信香港透過下列全資附屬公司，間接成為本公司之主要股東：

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

中信香港之附屬公司名稱	Name of Subsidiary Companies of CITIC HK	每股面值港幣0.40元之股份數目 Number of Shares of HK$0.40 each	佔已發行股本百分率 Percentage to the issued share capital %
Affluence Limited	Affluence Limited	43,266,000	1.977
Winton Corp.	Winton Corp.	30,718,000	1.404
Westminster Investment Inc.	Westminster Investment Inc.	101,960,000	4.659
Jetway Corp.	Jetway Corp.	22,500,000	1.028
Cordia Corporation	Cordia Corporation	32,258,064	1.474
Honpville Corporation	Honpville Corporation	310,988,221	14.210
Hainsworth Limited	Hainsworth Limited	80,376,000	3.673
Southpoint Enterprises Inc.	Southpoint Enterprises Inc.	10,000,000	0.457

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc.分別實益持有本公司之股份。因此，Honpville Corporation亦為本公司之主要股東。

中信北京為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司；Kotron Company Ltd.為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，中信北京在本公司之權益，與中信香港在本公司之權益重疊。中信香港在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Heedon Corporation在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Barnsley Investments Limited在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。Kotron Company Ltd.在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Beijing is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Beijing in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

股本

在截至二零零三年十二月三十一日止年度內，本公司並無贖回其任何股份。在截至二零零三年十二月三十一日止年度內，本公司或其任何附屬公司亦無購回或出售本公司任何股份。

Share Capital

The Company has not redeemed any of its shares during the year ended 31 December 2003. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2003.

承董事會命
榮智健*主席*
香港，二零零四年三月十八日

By Order of the Board,
Larry Yung Chi Kin *Chairman*
Hong Kong, 18 March 2004

綜合損益賬
Consolidated Profit and Loss Account

截至二零零三年十二月三十一日止年度 for the year ended 31 December 2003

以港幣百萬元計算	*in HK$ million*	附註 Note	**2003**	2002
營業額	Turnover		**26,180**	22,316
綜合業務溢利	Profit from Consolidated Activities		**1,132**	2,583
所佔溢利減虧損	Share of Profits Less Losses of			
共同控制實體	Jointly Controlled Entities		**341**	368
聯營公司	Associated Companies		**769**	1,987
財務支出淨額	Net Finance Charges		**(320)**	(434)
除稅前溢利	Profit before Taxation		**1,922**	4,504
稅項	Taxation		**(371)**	(424)
年內溢利	Profit for the Year		**1,551**	4,080
少數股東權益	Minority Interests		**(246)**	(205)
股東應佔溢利	Profit Attributable to Shareholders		**1,305**	3,875
股息	Dividends		**(2,189)**	(4,377)
撥入儲備	Transfer to Reserves	5	**(40)**	(5)
每股盈利(港幣元)	Earnings per Share (HK$)		**0.60**	1.77

綜合資產負債表
Consolidated Balance Sheet

二零零三年十二月三十一日止結算 as at 31 December 2003

以港幣百萬元計算	*in HK$ million*	附註 Note	2003	2002
固定資產	**Fixed Assets**	4	**15,526**	15,804
共同控制實體	**Jointly Controlled Entities**		**4,085**	3,582
聯營公司	**Associated Companies**		**22,805**	22,377
投資	**Investments**		**1,027**	7,092
商譽	**Goodwill**		**223**	235
遞延稅項資產	**Deferred Tax Assets**		**85**	63
流動資產	**Current Assets**			
待售物業	Properties held for sale		**336**	336
存貨	Inventories		**1,880**	1,866
上市投資	Listed investment		**-**	24
應收賬項、應收賬款、按金及預付款項	Debtors, accounts receivable, deposits and prepayments		**4,248**	3,088
現金及銀行存款	Cash and bank deposits		**5,511**	2,545
			11,975	7,859
流動負債	**Current Liabilities**			
銀行貸款、其他貸款及透支	Bank loans, other loans and overdrafts			
有抵押	secured		**49**	63
無抵押	unsecured		**826**	467
應付賬項、應付賬款、按金及應付款項	Creditors, accounts payable, deposits and accruals		**3,912**	2,995
稅項撥備	Provision for taxation		**108**	95
			4,895	3,620
流動資產淨額	**Net Current Assets**		**7,080**	4,239
資產總額減流動負債	**Total Assets Less Current Liabilities**		**50,831**	53,392
長期借款	**Long Term Borrowings**		**(9,653)**	(8,737)
遞延稅項負債	**Deferred Tax Liabilities**		**(325)**	(299)
			40,853	44,356
資金來源	*Financed by*			
股本	**Share Capital**		**875**	875
儲備	**Reserves**	5	**36,419**	37,943
建議股息	**Proposed Dividend**		**1,532**	3,720
股東資金	**Shareholders' Funds**		**38,826**	42,538
少數股東權益	**Minority Interests**		**2,027**	1,818
			40,853	44,356

榮智健
董事

Larry Yung Chi Kin
Director

范鴻齡
董事

Henry Fan Hung Ling
Director

財務摘要報表附註
Notes to the Summary Financial Statements

1 一般資料

本財務摘要報表由第48頁至第56頁並非本集團之法定財務報表，故所列載之資料不及整份年報所提供之資料齊備，不足以全面瞭解本集團之業績及財政狀況。

2 主要會計政策

編製準則

本財務摘要報表乃根據本集團截至二零零三年十二月三十一日止年度之綜合財務報表(「該賬目」)而編製。

該賬目已按照香港普遍採納之會計原則編製，並符合香港會計師公會公佈之會計準則。中信泰富之聯營公司國泰航空有限公司(「國泰航空」)若干長期負債之滙兑差額並無符合香港會計實務準則(「香港會計準則」)第11號，惟已符合國際財務報告準則(「國際財務報告準則」)。國泰航空之政策闡釋載於該賬目會計政策附註1q段內。

本集團已採用了於本會計期生效之香港會計準則第12號(經修訂)「所得税」。香港會計準則第12號(經修訂)之實施主要影響遞延税項。

以往，假如重大時差之税務影響，促使公司預期在可見將來應要繳付或收取某項負債或資產，則有關影響將確認為遞延税項。

香港會計準則第12號(經修訂)則採用資產負債表負債法計算遞延税項，用以確認資產及負債兩者本身税基與賬面值之臨時差額。因滙付保留溢利產生之預扣税，只會在公司現階段有意滙付此等溢利之情況下方進行撥備。至於涉及尚未動用賦税虧損之遞延税項資產，則只會在未來有可能動用有關虧損時方予確認。

1 General Information

These summary financial statements from page 48 to 56 are not the Group's statutory financial statements and they do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group us would be provided by the full Annual Report.

2 Significant Accounting Policies

Basis of Preparation

These summary financial statements have been prepared from the consolidated financial statements of the Group for the year ended 31 December 2003 ('the Accounts')

The Accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The recognition of exchange differences on certain long-term liabilities in CITIC Pacific's associated company Cathay Pacific Airways Limited ('Cathay Pacific') does not comply with Hong Kong Statement of Standard Accounting Practice ('SSAP') No. 11 but does comply with International Financial Reporting Standards ('IFRS') and Cathay Pacific's policy is explained in accounting policy Note 1q of the Accounts.

The Group has adopted SSAP No. 12 (Revised) 'Income Taxes' which became effective for the current accounting year. The principal effect of the implementation of SSAP No. 12 (Revised) is in relation to deferred tax.

In prior years, deferred tax were recognised in respect of the taxation effect arising from material timing differences to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future.

Under SSAP No. 12 (Revised), a balance sheet liability method is adopted whereby deferred tax is recognised in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts. Provision for withholding tax that will arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to unused tax losses are recognised to the extent that the future utilization is probable.

2 主要會計政策續

上述新會計政策在採納時附有追溯權力。因此，截至二零零三年十二月三十一日止年度之溢利、以及在二零零二年十二月三十一日之資本儲備及保留溢利，分別減少港幣四千二百萬元、港幣四千九百萬元及港幣一億七百萬元。

此外，若干聯營公司已更改溢利確認政策，所產生之影響已在本集團會計賬目內作出追溯調整。因此，截至二零零二年十二月三十一日止年度之溢利增加港幣一千五百萬元，而在二零零二年十二月三十一日之保留溢利以及納入儲備之商譽，則分別減少港幣二千六百萬元及增加港幣三千七百萬元。

2 Significant Accounting Policies *continued*

The new accounting policy has been adopted retrospectively. As a result, the profit for the year ended 31 December 2003, capital reserve and retained profits as at 31 December 2002 are reduced by HK$42 million, HK$49 million and HK$107 million respectively.

Also, certain associated companies have changed their profit recognition policies and the impact has been adjusted in the Accounts of the Group retrospectively. As a result, the profit for the year ended 31 December 2002 is increased by HK$15 million and retained profits and goodwill included in reserves as at 31 December 2002 are reduced by HK$26 million and increase by HK$37 million respectively.

3 董事酬金

3 Directors' Emoluments

以港幣百萬元計算	in HK$ million	集團 Group 2003	2002
袍金	Fees	**1.8**	1.9
薪金	Salaries	**10.4**	13.6
花紅	Bonuses	**83.3**	94.2
		95.5	109.7

董事酬金分析如下：

The Directors' emoluments are analysed as follows:

酬金範圍	Emoluments Bands	董事人數 Number of directors 2003	2002
港幣0 元至港幣 1,000,000元	HK$0 – HK$1,000,000	**6**	7
港幣1,500,001 元至港幣 2,000,000元	HK$1,500,001 – HK$2,000,000	**4**	5
港幣2,500,001 元至港幣 3,000,000元	HK$2,500,001 – HK$3,000,000	**–**	1
港幣3,000,001 元至港幣 3,500,000元	HK$3,000,001 – HK$3,500,000	**1**	–
港幣3,500,001 元至港幣 4,000,000元	HK$3,500,001 – HK$4,000,000	**1**	–
港幣4,000,001 元至港幣 4,500,000元	HK$4,000,001 – HK$4,500,000	**–**	1
港幣9,000,001 元至港幣 9,500,000元	HK$9,000,001 – HK$9,500,000	**1**	–
港幣11,000,001元至港幣11,500,000元	HK$11,000,001 – HK$11,500,000	**–**	1
港幣13,000,001元至港幣13,500,000元	HK$13,000,001 – HK$13,500,000	**1**	–
港幣15,000,001元至港幣15,500,000元	HK$15,000,001 – HK$15,500,000	**–**	1
港幣15,500,001元至港幣16,000,000元	HK$15,500,001 – HK$16,000,000	**1**	–
港幣17,000,001元至港幣17,500,000元	HK$17,000,001 – HK$17,500,000	**–**	1
港幣19,500,001元至港幣20,000,000元	HK$19,500,001 – HK$20,000,000	**1**	–
港幣23,000,001元至港幣23,500,000元	HK$23,000,001 – HK$23,500,000	**1**	1
港幣27,000,001元至港幣27,500,000元	HK$27,000,001 – HK$27,500,000	**–**	1

年內，獨立非執行董事之酬金為港幣七十萬元（二零零二年：港幣七十萬元）。

年內，本集團最高薪酬之五位人士皆為董事，其酬金亦已包括在上述分析內。

年內，本公司若干董事並未獲本公司根據中信泰富股份獎勵計劃二零零零授予任何購股權（二零零二年：授出8,100,000份購股權）。

Emoluments paid to independent non-executive directors during the year amounted to HK$0.7 million (2002: HK$0.7 million).

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

During the year, no share option was granted (2002: 8,100,000 share options were granted) to certain directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

4 固定資產

4 Fixed Assets

集團

Group

以港幣百萬元計算	in HK$ million	投資物業 Investment Properties	自用物業 Self-used properties	待發展之物業 Properties held for development	行車隧道 Vehicular tunnel	其他 Others	總額 Total
成本或估值	*Cost or valuation*						
二零零三年一月一日	At 1 January 2003	8,493	3,375	616	1,983	4,320	18,787
兌換調整	Exchange adjustments	24	5	-	-	5	34
添置	Additions	-	123	97	-	743	963
出售	Disposals						
透過出售附屬公司	through disposal of subsidiary companies	-	(52)	-	-	(41)	(93)
其他方式	others	-	(19)	-	-	(194)	(213)
重估減值	Revaluation deficit	(594)	-	-	-	-	(594)
重新分類	Reclassification	-	179	-	-	(179)	-
二零零三年十二月三十一日	At 31 December 2003	7,923	3,611	713	1,983	4,654	18,884
累積折舊	*Accumulated depreciation*						
二零零三年一月一日	At 1 January 2003	-	606	-	556	1,821	2,983
兌換調整	Exchange adjustments	-	1	-	-	1	2
本年度折舊	Charge for the year	-	72	-	66	390	528
因出售撥回	Written back on disposals						
透過出售附屬公司	through disposal of subsidiary companies	-	(6)	-	-	(15)	(21)
其他方式	others	-	(8)	-	-	(126)	(134)
二零零三年十二月三十一日	At 31 December 2003	-	665	-	622	2,071	3,358
賬面淨值	*Net book value*						
二零零三年十二月三十一日	At 31 December 2003	7,923	2,946	713	1,361	2,583	15,526
二零零二年十二月三十一日	At 31 December 2002	8,493	2,769	616	1,427	2,499	15,804
上述資產之成本或估值分析如下：	*The analysis of cost or valuation of the above assets is as follows:*						
成本	At cost	-	3,611	713	1,983	4,654	10,961
專業估值－二零零三年	At professional valuation – 2003	7,923	-	-	-	-	7,923
		7,923	3,611	713	1,983	4,654	18,884

5 儲備

5 Reserves

集團

Group

以港幣百萬元計算 in HK$ million	股份溢價 Share premium	資本贖回儲備 Capital redemption reserve	資本儲備 Capital reserve	商譽 Goodwill	投資物業重估儲備 Investment property revaluation reserve	滙率波動儲備 Exchange fluctuation reserve	普通儲備 General reserve	保留溢利 Retained profits	總額 Total
二零零二年一月一日 At 1 January 2002	24,782	18	3,614	(2,476)	960	689	138	12,888	40,613
上年度調整 Prior year adjustments									
遞延税項 Deferred taxation	–	–	(49)	–	–	–	–	(9)	(58)
所佔聯營公司之遞延税項 Share of associated companies for deferred taxation	–	–	–	–	–	–	–	(56)	(56)
所佔聯營公司溢利確認之改變 Share of associated companies for change in profit recognition	–	–	–	(37)	–	–	–	(41)	(78)
重列 As restated	24,782	18	3,565	(2,513)	960	689	138	12,782	40,421
所佔聯營公司儲備 Share of reserves of associated companies	–	–	1	–	14	(526)	–	(1)	(512)
物業重估產生之虧絀 Deficit on revaluation of properties	–	–	–	–	(120)	–	–	–	(120)
外幣換算差額 Exchange translation differences	–	–	–	–	5	(4)	–	–	1
儲備變現 Reserves realised	–	–	–	–	(12)	–	–	–	(12)
購回股份 Repurchase of shares	–	–	–	–	–	–	–	(19)	(19)
轉撥作資本贖回儲備 Transfer to capital redemption reserve	–	1	–	–	–	–	–	(1)	–
撥自溢利 Transfer from profits	–	–	–	–	–	–	4	(4)	–
股東應佔溢利 Profit attributable to shareholders	–	–	–	–	–	–	–	3,875	3,875
股息 Dividends	–	–	–	–	–	–	–	(1,971)	(1,971)
二零零二年十二月三十一日 At 31 December 2002	24,782	19	3,566	(2,513)	847	159	142	14,661	41,663
代表 Representing									
二零零二年十二月三十一日已計入建議末期及特別股息 At 31 December 2002 after proposed final and special dividends									37,943
建議二零零二年末期及特別股息 2002 Final and special dividends proposed									3,720
									41,663
由下列公司保留之款項 Retained by									
本公司及附屬公司 Company and subsidiary companies	24,782	19	3,561	(2,513)	82	17	138	10,552	36,638
共同控制實體 Jointly controlled entities	–	–	2	–	–	–	1	184	187
聯營公司 Associated companies	–	–	3	–	765	142	3	3,925	4,838
	24,782	19	3,566	(2,513)	847	159	142	14,661	41,663

5 儲備續

5 Reserves *continued*

集團續

Group *continued*

以港幣百萬元計算 *in HK$ million*	股份溢價 Share premium	資本贖回儲備 Capital redemption reserve	資本儲備 Capital reserve	商譽 Goodwill	投資物業重估儲備 Investment property revaluation reserve	滙率波動儲備 Exchange fluctuation reserve	普通儲備 General reserve	保留溢利 Retained profits	總額 Total
二零零三年一月一日 At 1 January 2003	24,782	19	3,615	(2,476)	847	159	142	14,794	41,882
上年度調整 Prior year adjustments									
遞延税項 Deferred taxation	–	–	(49)	–	–	–	–	(25)	(74)
所佔聯營公司之遞延税項 Share of associated companies for deferred taxation	–	–	–	–	–	–	–	(82)	(82)
所佔聯營公司溢利確認之改變 Share of associated companies for change in profit recognition	–	–	–	(37)	–	–	–	(26)	(63)
重列 As restated	24,782	19	3,566	(2,513)	847	159	142	14,661	41,663
所佔聯營公司儲備 Share of reserves of associated companies	–	–	–	–	(242)	(342)	–	–	(584)
因出售之商譽回撥 Goodwill written back on disposal	–	–	11	–	–	–	–	–	11
商譽之減值虧損 Impairment loss on goodwill	–	–	12	14	–	–	–	–	26
物業重估產生之虧絀 Deficit on revaluation of properties	–	–	–	–	(87)	–	–	–	(87)
外幣換算差額 Exchange translation differences	–	–	–	–	5	(11)	–	–	(6)
撥自溢利 Transfer from profits	–	–	–	–	–	–	40	(40)	–
股東應佔溢利 Profit attributable to shareholders	–	–	–	–	–	–	–	1,305	1,305
股息 Dividends	–	–	–	–	–	–	–	(4,377)	(4,377)
二零零三年十二月三十一日 At 31 December 2003	24,782	19	3,589	(2,499)	523	(194)	182	11,549	37,951
代表 *Representing*									
二零零三年十二月三十一日已計入建議末期股息 At 31 December 2003 after proposed final dividend									36,419
建議二零零三年末期股息 2003 Final dividend proposed									1,532
									37,951
由下列公司保留之款項 *Retained by*									
本公司及附屬公司 Company and subsidiary companies	24,782	19	3,584	(2,499)	–	6	164	7,153	33,209
共同控制實體 Jointly controlled entities	–	–	2	–	–	–	15	412	429
聯營公司 Associated companies	–	–	3	–	523	(200)	3	3,984	4,313
	24,782	19	3,589	(2,499)	523	(194)	182	11,549	37,951

5 儲備 *續*

附註：

滙率波動儲備包括本集團佔國泰航空之滙兌儲備。如於該賬目之會計政策第1q段所述，倘國泰航空已採納香港會計準則第11號，本集團截至二零零三年十二月三十一日止年度之損益賬應已減少港幣三億四千二百萬元（二零零二年：減少港幣五億二千六百萬元）。

5 Reserves *continued*

Note :

The exchange fluctuation reserve included the Group's share of the exchange reserve of Cathay Pacific. As set out in accounting policies No.1q in the Accounts, the Group's profit and loss account for the year ended 31 December 2003 would have decreased by HK$342 million (2002: decreased by HK$526 million) had SSAP No.11 been adopted by Cathay Pacific.

核數師就財務摘要報告的聲明
Auditors' Statement on the Summary Financial Report

核數師就財務摘要報告
致中信泰富有限公司股東的聲明
(於香港註冊成立的有限公司)

本所已完成審閱第1至第56頁及封面及封底內外頁有關中信泰富有限公司截至二零零三年十二月三十一日止年度的財務摘要報告。

董事及核數師各自的責任

根據香港《公司條例》，董事需負責編制符合香港《公司條例》第141CF(1)條規定的財務摘要報告。就編制財務摘要報告而言，香港《公司條例》第141CF(1)條規定上述之財務摘要報告必須選取自截至二零零三年十二月三十一日止年度的週年賬目和其有關之核數師報告及董事會報告，及符合香港《公司(上市公司財務摘要報告)規例》第5條所指明的格式和資料詳情，並經董事會批准。

本核數師的責任是按照香港《公司(上市公司財務摘要報告)規例》第5條所載的規定，根據審查的結果，對財務摘要報告作出獨立意見，並僅向整體股東報告。本所亦需說明就截至二零零三年十二月三十一日止年度週年賬目而提交的核數師報告是否有保留意見或經作修訂。除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

Auditors' statement on the summary financial report to the shareholders of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

We have examined the summary financial report of CITIC Pacific Limited for the year ended 31 December 2003 on pages 1 to 56 and the front and back cover pages.

Respective responsibilities of directors and auditors

Under the Hong Kong Companies Ordinance, the directors are responsible for preparing the summary financial report which complies with section 141CF(1) of the Hong Kong Companies Ordinance. In preparing the summary financial report, section 141CF(1) of the Hong Kong Companies Ordinance requires that the summary financial report be derived from the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2003, be in such form and contain such information and particulars as specified in section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and be approved by the board of directors.

It is our responsibility to form an independent opinion on the summary financial report, based on our examination, and to report our opinion solely to you, as a body, and we are also required to state whether the auditors' report on the annual accounts for the year ended 31 December 2003 is qualified or otherwise modified, in accordance with section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this statement.

意見的基礎

本所已按照由香港會計師公會發出的審計準則及參照實務說明710「財務摘要報告的核數師聲明」進行審查。審查包括檢查有關的憑證以引證財務摘要報告與截至二零零三年十二月三十一日止年度的週年賬目和其有關之核數師報告及董事會報告相符，以及財務摘要報告已符合香港《公司（上市公司財務摘要報告）規例》第5條所載的規定，並進行本所認為符合情況需要的其他程序。本所相信我們的審查已為下列意見提供合理的基礎。

Basis of opinion

We conducted our engagement in accordance with Standards on Assurance Engagements and with reference to Practice Note 710 'The auditors' statement on the summary financial report' issued by the Hong Kong Society of Accountants. Our examination includes examining evidence supporting the consistency of the summary financial report with the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2003 and the compliance of the summary financial report with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

意見

基於上述情況，本所認為第1至第56頁及封面及封底內外頁的財務摘要報告：

(a) 與中信泰富有限公司截至二零零三年十二月三十一日止年度的週年賬目和其有關之核數師報告及董事會報告符合一致；及

(b) 符合香港《公司（上市公司財務摘要報告）規例》第5條的規定。

本所已審核中信泰富有限公司截至二零零三年十二月三十一日止年度的週年賬目，並已於二零零四年三月十八日發出無保留意見或無修訂的核數師報告。

Opinion

Based on the foregoing, in our opinion the summary financial report on pages 1 to 56 and the front and back cover pages:

(a) is consistent with the annual accounts and the auditors' report thereon and the directors' report of CITIC Pacific Limited for the year ended 31 December 2003 from which it is derived; and

(b) complies with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation.

We have audited the annual accounts of CITIC Pacific Limited for the year ended 31 December 2003 and have issued an auditors' report thereon dated 18 March 2004 which is unqualified or otherwise unmodified.

羅兵咸永道會計師事務所
執業會計師

香港，二零零四年三月十八日

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18 March 2004

詞彙定義
Definition of Terms

詞語

資金運用	股東資金加上負債總額
所有業務之現金貢獻	中信泰富有限公司來自所有附屬公司、共同控制實體、聯營公司及其他投資之現金流入
負債總額	短期及長期貸款、票據及債券
負債淨額	負債總額減現金及銀行存款
資本總額	股東資金＋負債淨額
EBITDA	不包括利息支出、稅項、折舊及攤銷之溢利淨額
溢利貢獻	稅後溢利。營業單位並無分攤集團在利息、營運以及商譽方面之開支

Terms

Capital employed	Shareholders' funds + total debt
Cash contributed from all business	Cash inflow to CITIC Pacific Ltd. from its subsidiary companies, jointly controlled entities, associated companies and other investments
Total debt	Short term and long term loans, notes and bonds
Net debt	Total debt less cash and bank deposits
Total capital	Shareholders' funds + net debt
EBITDA	Net profit less interest expense, taxation, depreciation and amortisation
Contribution	After tax profit. No allocation of central interest, overhead and goodwill is made to business units

比率

每股盈利 = 股東應佔溢利 / 年內已發行股份之加權平均股數（按日）

每股股東資金 = 股東資金 / 年底已發行並繳足股份總數

槓桿比率 = 負債淨額 / 資本總額

每股現金流量 = 來自所有業務之現金貢獻 / 年底已發行並繳足股份總數

利息倍數 = 不包括利息支出、稅項、折舊及攤銷之溢利淨額 / 利息支出

Ratios

Earnings per share = Profit attributable to shareholders / Weighted average number of shares (by days) in issue for the year

Shareholders' funds per share = Shareholders' funds / Total issued and fully paid shares at end of the year

Leverage = Net debt / Total capital

Cashflow per share = Cash contributed from all business / Total issued and fully paid shares at end of the year

Interest cover = EBITDA / Interest expense

目錄 Contents

股東可隨時選擇收取財務摘要報告或年報的印刷本，或依賴在本公司網站上登載的該等文件。彼等亦可隨時選擇收取財務摘要報告以代替年報或收取年報以代替財務摘要報告。股東可致函本公司的股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）更改就上述事項而作出的選擇。

倘股東已選擇依賴在本公司網站上登載的財務摘要報告或年報，但難以登入瀏覽該等文件，則彼等可即時要求本公司免費寄發該等文件的印刷本，請將有關要求逕寄本公司的股份過戶登記處。

Shareholders may at any time choose to receive the Summary Financial Report or the Annual Report in printed form or to rely on their versions posted on the Company's website. They may also at any time choose to receive the Summary Financial Report or the Annual Report in place of the other. Shareholders may change their choice on these matters by writing to the Company's Share Registrars, Tengis Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

If Shareholders have already chosen to rely on the versions of the Summary Financial Report or the Annual Report posted on the Company's website and have difficulty in gaining access to those documents, they will, promptly upon request, be sent those documents in printed form free of charge. Please send the request to the Company's Share Registrars.

Designed by Sedgwick Richardson
Printed on environmentally friendly paper

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓
電話：2820 2111 傳真：2877 2771
www.citicpacific.com

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771
www.citicpacific.com

CITIC Pacific Ltd 中信泰富有限公司

Registered Office

32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

註冊辦事處

香港中環添美道一號中信大廈三十二樓

Board of Directors

Larry Yung Chi Kin	*Chairman*
Henry Fan Hung Ling	*Managing Director*
Vernon Francis Moore	*Deputy Managing Director*
Peter Lee Chung Hing	*Deputy Managing Director*
Norman Yuen Kee Tong	*Deputy Managing Director*
Yao Jinrong	*Executive Director*
Chang Zhenming	*Executive Director*
Li Shilin	*Executive Director*
Carl Yung Ming Jie	*Executive Director*
Liu Jifu	*Executive Director*
Willie Chang*	
Hamilton Ho Hau Hay**	
Alexander Reid Hamilton**	
Hansen Loh Chung Hon**	
Norman Ho Hau Chong**	
André Desmarais*	

**Independent non-executive Directors*

* *Non-executive Directors*

董事

榮智健	*主席*
范鴻齡	*董事總經理*
莫偉龍	*副董事總經理*
李松興	*副董事總經理*
阮紀堂	*副董事總經理*
姚進榮	*執行董事*
常振明	*執行董事*
李士林	*執行董事*
榮明杰	*執行董事*
劉基輔	*執行董事*
張偉立*	
何厚浠**	
韓武敦**	
陸鍾漢**	
何厚鏘**	
德馬雷*	

***獨立非執行董事*

* *非執行董事*

To the Shareholders

Dear Sir/Madam:

Explanatory Statement and Memorandum in relation to the Buyback Mandate (as hereinafter defined)

This is an explanatory statement and memorandum of the terms of the proposed repurchases given to all the shareholders of the Company relating to a resolution to approve the Company repurchasing its own shares ("Buyback Mandate") to be proposed at the annual general meeting of the Company to be held on 10 May 2004.

This explanatory statement contains the information required under rule 10.06(1)(b) of the Rules governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange"). Its purpose is to provide shareholders with all the information reasonably necessary for them to make an informed decision as to whether or not to vote in favour of the resolution approving the Buyback Mandate and it also forms the memorandum of the terms of the proposed repurchases given under Section 49BA(3)(b) of the Companies Ordinance.

i. SHARE CAPITAL

As at 18 March 2004, being the latest practicable date prior to the printing of this document, the issued share capital of the Company was 2,190,110,160 shares of HK$0.40 each ("Shares").

Subject to the passing of the resolution approving the Buyback Mandate and on the basis that no further Shares are issued or repurchased prior to the annual general meeting, the Company would be allowed under the Buyback Mandate to repurchase 219,011,016 Shares.

ii. SHAREHOLDER APPROVAL/TRADING RESTRICTIONS

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction.

iii. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the shareholders to seek a general authority from shareholders to enable the Directors to repurchase the Shares of the Company on the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases

敬啟者：

有關購回授權(定義見本文)之說明函件及備忘錄

此乃關於一項本公司將於二零零四年五月十日舉行之股東週年大會上提呈批准本公司購回其本身股份(「購回授權」)之決議案而向所有本公司股東發出之購回建議條款之說明函件及備忘錄。

本說明函件載有香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)第10.06(1)(b)條所要求之資料。本函件旨在向股東提供一切必須之資料，使彼等可在瞭解情況後決定是否投票贊成批准購回授權之決議案，同時亦構成根據公司條例第49BA(3)(b)條提出購回建議條款之備忘錄。

i. 股本

於二零零四年三月十八日(本文件付印前之最後實際可行日期)，本公司之已發行股本為每股面值港幣0.40元之股份(「股份」)2,190,110,160股。

倘批准購回授權之決議案獲得通過，同時在股東週年大會前不再發行或購回股份，則本公司根據購回授權將獲准購回219,011,016股股份。

ii. 股東批准／買賣限制

上市規則規定，於聯交所作第一上市之公司購回證券之一切建議必須事先以普通決議案(以一般授權或特別批准一項特殊交易之方式)批准。

iii. 購回之理由

董事會認為向股東尋求一般授權，使董事會可於市場購回本公司之股份，乃符合本公司及股東之最佳利益。購回股份只在董事會認為該項購回有利於本公司及其股東之情況下方會進行。該等購回可(視乎當時之市場

may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per share.

情況及提供資金之安排）導致每股資產淨值及/或盈利及/或股息之增加。

iv. FUNDING OF REPURCHASES

Repurchases must be funded out of the funds legally available for the purpose in accordance with Hong Kong law, being profits available for distribution and the proceeds of a fresh issue of shares made for the purpose of the repurchases. It is envisaged that the funds required for any repurchase would be derived from profits available for distribution.

The Directors do not propose to exercise the Buyback Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. However, there might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited financial statements as at 31 December 2003) in the event that the Buyback Mandate was exercised in full.

iv. 提供購回證券所需之資金

購回所需之資金必須根據香港法例從合法作此用途之款項中撥出，即為可供分派之溢利及就購回而新發行股份所得之收益。預期任何購回所需之資金均來自可供分派之溢利。

倘行使購回授權對本公司之營運資金需求或董事會不時認為適合本公司之資本負債水平構成重大不利影響，董事會在此情況下不擬行使購回授權。然而，倘購回授權獲全面行使，則可能對本公司之營運資金或資本負債狀況（與二零零三年十二月三十一日經審核財務報告所披露之狀況比較）構成不利影響。

v. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous 12 months from 1 March 2003 to 29 February 2004 were as follows:

v. 股價

股份由二零零三年三月一日至二零零四年二月二十九日止之過去十二個月內每個月份在聯交所買賣之最高及最低價如下：

		Shares 股份			
		Highest $ 最高（元）	*Lowest $ 最低（元）*		
2003	March	16.65	15.10	二零零三年	三月
	April	16.20	12.65		四月
	May	14.70	13.00		五月
	June	15.30	14.20		六月
	July	15.10	14.10		七月
	August	17.05	14.50		八月
	September	17.05	15.40		九月
	October	18.50	15.95		十月
	November	18.45	17.15		十一月
	December	20.00	17.55		十二月
2004	January	23.00	20.00	二零零四年	一月
	February	24.45	20.60		二月

vi. GENERAL

None of the Directors, or to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention if the Buyback Mandate is exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Buyback Mandate in accordance with the Listing Rules and the laws of Hong Kong.

If as the result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers and Share Repurchases ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at 18 March 2004, the latest practicable date prior to the printing of this document, CITIC Hong Kong (Holdings) Limited ("CITIC HK") together with its directors as parties acting in concert held approximately 49% of the issued share capital of the Company. In the event of full exercise of the Buyback Mandate and the maintenance by CITIC HK and its concert parties of their present shareholding, the percentage of the issued share capital of the Company held by CITIC HK and parties acting in concert would increase by more than 5%. An obligation to make a general offer to shareholders under Rules 26 and 32 of the Takeover Code may accordingly arise. The Directors have no present intention to exercise the Buyback Mandate to such an extent as would result in such takeover obligation arising. CITIC HK is a wholly owned subsidiary of CITIC Group ("CITIC Beijing") and thus both CITIC HK and CITIC Beijing are substantial shareholders of the Company.

vi. 一般事項

各董事或(在作出一切合理之查詢後就彼等所知)彼等之聯繫人士現時無意(倘購回授權獲行使)向本公司或其附屬公司出售任何股份。

董事會已向聯交所作出承諾,彼等將根據上市規則及香港法例按照購回授權行使本公司之權力購回股份。

倘購回股份導致股東於本公司擁有之投票權比例增加,就香港公司收購、合併及股份購回守則(「收購守則」)而言,此增加將被視為一項收購。因此,一名股東或一群一致行動之股東(視乎股東權益增加之水平)可取得或合併對本公司之控制,並根據收購守則第26條須提出強制性之收購。截至二零零四年三月十八日止(本文件付印前之最後實際可行日期),中信(香港集團)有限公司(「中信香港」)連同其董事(作為與中信香港一致行動人士)合共持有本公司已發行股份約49%。若全面行使購回授權,及中信香港及其一致行動人士之現有股權維持不變,則中信香港及與其一致行動之人士所持之股份佔本公司之已發行股本之比率將增加超過5%,因此可能須要根據收購守則第26及32條向股東提出全面收購。董事會現不擬行使該購回授權至產生上述收購責任之程度。中信香港為中國中信集團公司(「中信北京」)之全資附屬公司,故中信香港及中信北京均為本公司之主要股東。

There have been no repurchases of any securities of the Company made in the previous six months (whether on the Stock Exchange or otherwise).

The Listing Rules prohibit the Company from knowingly repurchasing Shares of the Company on the Stock Exchange from a "connected person" (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his/her Shares to the Company.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorized to make repurchases of Shares.

Yours faithfully
By Order of the Board
Henry Fan Hung Ling *Managing Director*
18 March 2004

過去六個月，本公司概無購回其任何證券(包括在聯交所或以其他形式)。

上市規則禁止本公司故意在聯交所向「關連人士」(定義見上市規則)購回本公司之股份，而關連人士亦禁止故意向本公司出售其股份。

概無本公司之關連人士(定義見上市規則)已知會本公司，表示彼等現時有意在本公司獲授權購回股份之情況下向本公司出售股份或承諾不出售股份。

此致

列位股東

承董事會命
范鴻齡 *董事總經理*
謹啟
二零零四年三月十八日

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Monday, 10 May 2004 at 10:30 a.m. for the following purposes:

茲通告本公司訂於二零零四年五月十日星期一上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東週年大會，藉以處理下列事項：

1 To receive and consider the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2003.

1 省覽截至二零零三年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告。

2 To declare a final dividend for the year ended 31 December 2003.

2 宣派截至二零零三年十二月三十一日止年度之末期股息。

3 To re-elect retiring Directors.

3 重選退任董事。

4 To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

4 再續委聘核數師，並授權董事會釐定其酬金。

5 To consider as Special Business, and if thought fit, pass with or without amendments the following resolution as an Ordinary Resolution:

5 作為特別事項考慮並酌情通過（不論是否經修訂）下列決議案為普通決議案：

"**THAT** with effect from the financial year ending 31 December 2004,

「**動議**下列事項由截至二零零四年十二月三十一日止財政年度起生效：

a. the director's fee of each of the Directors of the Company be fixed at HK$150,000 per annum, until the Company in general meeting otherwise determines; and

a. 本公司每名董事之董事袍金定為每年港幣150,000元，直至本公司於股東大會另行釐定為止；及

b. additional remuneration be payable to each of the Non-executive Directors who serve on the Board Committees of the Company at the levels as shown below, until the Company in general meeting otherwise determines:

b. 按下文所述數額向每名參與本公司董事委員會之非執行董事支付額外酬金，直至本公司於股東大會另行釐定為止：

		HK$ (per annum) 港幣元（每年）
Audit Committee	審核委員會	100,000
Remuneration Committee	薪酬委員會	50,000"」

6 To consider as Special Business and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT** the New Articles of Association of the Company be altered by:

A. amending Article 2 as follows:

1. deleting the definition of "associate" and substituting the following:

"associate" in relation to any Director, shall mean:

(i) his spouse;

(ii) any child or step-child, natural or adopted, under the age of 18 years of the Director or of his spouse (together with (i) above, the "family interests");

(iii) the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is (to his knowledge) a discretionary object and any company ("trustee-controlled company") in the equity capital of which the trustees, acting in their capacity as such trustees, are directly or indirectly interested so as to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary (together, the "trustee interests");

(iv) a holding company of a trustee-controlled company or a subsidiary of any such holding company; and

(v) any company in the equity capital of which he, his family interests, any of the trustees referred to in (iii) above, acting in their capacity as such trustees, and/or any trustee interests taken together are directly or indirectly interested so as to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company.

6 作為特別事項考慮並酌情通過下列決議案為特別決議案：

「**動議**修訂本公司之新組織章程細則如下：

A. 對第2條作出如下修訂：

1. 刪除「聯繫人士」之釋義，並以如下字句代替：

就任何董事而言，「聯繫人士」指：

(i) 其配偶；

(ii) 董事或其配偶未滿十八歲之任何親生或繼子女或領養子女（連同上述(i)統稱「家族權益」）；

(iii) 在以其本人或其任何家族權益為受益人（或如屬全權信託，則指其知情下為全權託管對象）之任何信託中，具有受託人身份之受託人，以及具有受託人身份之受託人直接或間接擁有股本權益之任何公司（「受託人控制公司」），而彼等合共擁有之股本權益足以讓其於股東大會行使或控制行使30%（或按香港公司收購及合併守則不時規定會觸發強制全面收購之其他百分比）或以上之投票權，或足以讓其控制董事會大部份成員，以及上述公司之任何附屬公司（統稱「受託人權益」）；

(iv) 受託人控制公司之控股公司或任何該等控股公司之附屬公司；及

(v) 其本人、其家族權益或任何上述(iii)所指具有受託人身份之受託人及／或任何受託人權益直接或間接擁有股本權益之任何公司，而彼等合共擁有之股本權益足以讓其於股東大會行使或控制行使30%（或按香港公司收購及合併守則不時規定會觸發強制全面收購之其他百分比）或以上之投票權，或足以讓其控制董事會大部份成員，以及上述公司之任何附屬公司或控股公司或其控股公司之同集團附屬公司。

2. adding a definition of "business day", as follows:

"business day" shall mean any day on which the Stock Exchange is open for the business of dealing in securities;

3. deleting the definition of "Hong Kong" and substituting ""Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China";

4. deleting in the definition of "newspaper" the words "the Chief Secretary" and substituting "the Chief Secretary for Administration";

5. deleting from the definition of "Secretary" the words "or corporation";

B. deleting Article 17 and substituting the following:

"Every person whose name is entered as a member in the register shall be entitled (except in relation to replacement certificates) without payment to receive within ten business days after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or, if he shall so request, in a case where the allotment or transfer is of a number of shares in excess of the number for the time being forming a stock exchange board lot, upon payment, in the case of a transfer, of such sum as may from time to time be permitted under the rules prescribed by the Stock Exchange for every certificate after the first, such number of certificates for shares in stock exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders."

C. deleting Article 21 and substituting the following:

"If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such sum as may from time to time be permitted under the rules prescribed by the Stock Exchange, and on such terms and conditions, if any, as to the publication of notices, evidence and indemnity as the Board thinks fit and in the case of wearing out or defacement, after delivery up of the old certificate. In the case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company any exceptional costs and the reasonable out-of-pocket expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity."

2. 加入以下「營業日」之釋義：

「營業日」指聯交所買賣證券之任何日子；

3. 刪除「香港」之釋義，並以「「香港」指中華人民共和國香港特別行政區」代替；

4. 刪除「報章」釋義中「布政司」之字眼，並以「政務司司長」代替；

5. 刪除「秘書」釋義中「或公司」之字眼；

B. 刪除第17條，並以如下字句代替：

「凡已於登記名冊內列為股東之人士，均有權（惟有關補發股票除外）在股份配發或提交過戶文件後十個營業日（或在股份發行條件所規定之其他期間內）內，就其名下全部股份免費獲發一張股票，在所配發或轉讓股份數目超出當時聯交所一手交易股數的情況，倘按其要求依聯交所一手交易股數或相應倍數發出股票及就餘額發出一張股票，則須於首張股票後依據聯交所規則不時許可者按張繳費。倘一股或多股股份由數人聯名持有，本公司毋須就此向每名聯名持有人發出一張或多張股票，而向其中一名聯名持有人發出一張或多張股票，即視作已交付股票予所有聯名持有人。」

C. 刪除第21條，並以如下字句代替：

「倘股票遭污損、遺失或銷毀，可於繳付聯交所規則不時許可之費用，以及遵照董事就刊發通告、憑證及賠償各方面認為合適之條款及條件（如有）後，予以補發。倘股票遭損毀或污損，則須待送呈舊股票後，方可予以補發。倘股票遭銷毀或遺失，則獲得有關補發股票之人士亦須向本公司承擔及支付任何非經常性開支，以及本公司為調查有關股票遭銷毀或遺失及賠償之證據涉及之合理實付開支。」

D. amending Article 81 as follows:

1. deleting the words "the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)", and substituting "the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)"; and

2. adding at the end of Article 81,

"Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

E. deleting in Article 102(A)(viii) the words "special resolution" and substituting "ordinary resolution";

F. deleting the existing paragraph (H) of Article 103 and substituting the following new paragraph (H):

"(H) A Director shall not vote or be counted in the quorum present at the meeting in respect of any contract or arrangement or proposal in which he or his associate(s) is/are materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to:

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

D. 就第81條作出如下修訂：

1. 刪除「香港法例第420章證券及期貨(結算所)條例」之字眼，並以「香港法例第571章證券及期貨條例」代替；及

2. 於第81條最後部份加入：

「倘任何股東按上市規則規定，須就任何特定決議案放棄投票權或受限制就任何特定決議案僅投贊成票或僅投反對票，則凡有違該等規定或限制之該等股東或代表該等股東之任何投票均不得計算在內。」

E. 刪除第102(A)(viii)條中「特別決議案」之字眼，並以「普通決議案」代替；

F. 刪除現時第103條(H)段，並以如下新(H)段代替：

「(H) 董事不得於就其本人或其聯繫人士擁有重大權益之任何合約或安排或建議投票或計入有關會議之法定人數，即使董事於會上投票，其票數亦不得計算在內，惟下列情況除外：

(i) 於下列情況下提供任何抵押或賠償保證：

(a) 就董事或其聯繫人士為本公司或其任何附屬公司的利益借出款項或作出承擔而向該董事或其聯繫人士提供任何抵押或賠償保證；或

(b) 就董事或其聯繫人士本身單獨或共同提供全部或部份擔保或賠償保證或提供抵押的本公司或其任何附屬公司的負債或承擔而向第三者提供任何抵押或賠償保證；

(ii) 任何有關提呈發售或有關由本公司提呈發售發行或其創立或擁有權益的任何其他公司的股份或債券或其他證券以供認購或購買而董事或其聯繫人士參與或將會參與發售建議的包銷或分包銷的建議；

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company."

G. *deleting Article 108 and substituting the following:*

"No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company in the period commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, provided that such period shall be at least seven days."

(iii) 任何有關董事或其聯繫人士直接或間接在其中擁有權益(不論以高級職員或行政人員或股東身份)或董事或其聯繫人士在其中實益擁有股份(惟董事連同其任何聯繫人等並非在其中(或其藉以獲得有關權益的任何第三間公司)實益擁有任何類別已發行股份或投票權的5%或以上)的任何其他公司的建議;

(iv) 任何有關本公司或其附屬公司僱員利益的建議或安排,包括:

(a) 採納、修訂或實施任何董事或其聯繫人士可從中受惠的僱員股份計劃或任何股份獎勵或購股權計劃;或

(b) 採納、修訂或實施與董事、其聯繫人士及本公司或其任何附屬公司董事及僱員有關的公積金或退休金、死亡或傷殘津貼計劃,而其中並無給予董事或其聯繫人士任何與該計劃或基金有關的人士一般未獲賦予特權或利益;及

(v) 任何董事或其聯繫人士只因其在本公司股份或債券或其他證券擁有的權益而與本公司股份或債券或其他證券的其他持有人以同一方式在其中擁有權益的合約或安排。」

G. 刪除第108條,並以如下字句代替:

「除退任董事及董事會提名競選為董事之人士外,所有人士概無資格於任何股東大會膺選董事一職。而提名有關人士膺選董事之書面通知及有關人士表明願意膺選之書面通知,須不早於進行選舉所召開會議發出通告後的一天至該會議日期前7日期間送交本公司,而有關期間不得短於7日。」

H. deleting in Article 110 the words "special resolution" and substituting "ordinary resolution";

H. 刪除第110條中「特別決議案」之字眼，並以「普通決議案」代替；

I. deleting Article 184(A) and (B) and substituting the following:

I. 刪除第184(A)及(B)條，並以如下字句代替：

"(A) Every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no Director or other officer shall be liable for any loss or damages which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto, provided that this Article shall only have effect in so far as its provisions are not avoided by the Companies Ordinance.

「(A) 各董事或本公司其他高級職員有權就於或有關彼履行職務或在其他有關情況所蒙受或產生之所有損失或責任，由本公司資產獲取彌償，董事或其他高級職員對本公司因彼於或有關履行彼職務或在其他有關情況可能出現或產生之任何損失或損害概不負責，惟本組織章程細則僅於條文並無遭公司條例廢止的情況生效。

(B) The Company may indemnify any Director or other officer of the Company, against any liability incurred by him:

(B) 本公司可就下述法律責任，彌償本公司的任何董事或其他高級職員：

(a) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(a) 在他獲判勝訴或獲判無罪的民事或刑事法律程序中進行辯護所招致的法律責任；或

(b) in connection with any application under Section 358 of the Companies Ordinance in which relief is granted to him by the court.

(b) 在與公司條例第358條所訂的申請有關並獲法院給予寬免的法律程序中所招致的法律責任。

(C) The Company may purchase and maintain for any Director or officer of the Company:

(C) 本公司可就下述的法律責任，為本公司的任何董事或高級職員購買並持有保險：

(a) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(a) 就該名董事或高級職員犯了與本公司或與有關連的公司有關的疏忽、失責、失職或違反信託行為（欺詐行為除外）而招致對本公司、有關連的公司或任何其他人的法律責任；及

(b) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(b) 就該名董事或高級職員犯了與本公司或與有關連的公司有關的疏忽、失責、失職或違反信託行為（包括欺詐行為）而在針對他提出的民事或刑事法律程序中進行辯護所招致的法律責任。

(D) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."

(D) 就此組織章程細則而言，「有關連的公司」就本公司而言，指本公司的任何附屬公司或控股公司，或本公司的控股公司的附屬公司。」

7 *To consider as Special Business the following resolution as an Ordinary Resolution:*

"**THAT**:

A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the New Articles of Association of the Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

7 作為特別事項考慮下列決議案為普通決議案：

「**動議**：

A. 在(C)段之規限下，無條件授權本公司董事會於有關期間行使本公司一切權力，以配發、發行及處理本公司之額外股份及訂立或批出將須或可能須行使該等權力之售股建議、協議及購股權；

B. (A)段所述之授權將授權本公司董事會於有關期間訂立或批出將須或可能須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

C. 本公司董事會依據(A)段之授權配發或同意有條件或無條件配發（不論其為依據購股權或以其他方式所配發者與否）之股本面值總額（惟根據(i)配售新股；或(ii)任何當時採納之購股權計劃或類似安排，向本公司及／或其任何附屬公司之高級職員及／或僱員授出或發行股份或收購本公司股份之權力；或(iii)根據本公司發行之任何認股權證或可轉換為本公司股份之任何證券之條款而行使認購權或換股權；或(iv)任何按照本公司不時之新組織章程細則配發股份以代替本公司股份之全部或部份股息而設之以股代息或類似安排而配發者除外）不得超過本公司在本決議案當日已發行股本總面額的百分之二十，因而上述之授權須受此限；

D. 就本決議案而言：

「有關期間」指由本決議案通過之時起至下列任何一項之較早日期之期間：

i. 本公司下屆股東週年大會結束時；或

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；或

iii. 本決議案所述之授權經由本公司股東在股東大會上通過普通決議案撤銷或修訂之日。

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

「配售新股」指本公司董事會指定之期間內，向於指定記錄日期名列股東名冊內之股份持有人按彼等當時之所持股份之比例提呈發售股份之建議（惟須受本公司董事會就零碎股權或於考慮香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限）。」

8 To consider as Special Business the following resolution as an Ordinary Resolution:

8 作為特別事項考慮下列決議案為普通決議案：

"**THAT**:

「**動議**：

A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

A. 無條件授權本公司董事會根據一切適用的法例和香港聯合交易所有限公司的證券上市規則的規定，於有關期間行使本公司所有權力購買或以其他方式收購本公司之股份；但所購買或以其他方式收購之股份的總面額，不得超過本公司在本決議案當日已發行股本總面額的百分之十；

B. for the purpose of this Resolution:

B. 就本決議案而言：

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

「有關期間」指由本決議案通過之時起至下列任何一項之較早日期之期間：

i. the conclusion of the next Annual General Meeting of the Company; or

i. 本公司下屆股東週年大會結束時；或

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；或

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

iii. 本決議案所述之授權經由本公司股東在股東大會上通過普通決議案撤銷或修訂之日。」

9 To consider as Special Business the following resolution as an Ordinary Resolution:

"**THAT** conditional upon the passing of Resolutions (7) and (8) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (8) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (7)."

By Order of the Board
Alice Tso Mun Wai *Company Secretary*
Hong Kong, 18 March 2004

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Notes:

(i) The Register of Members will be closed from Tuesday, 4 May 2004 to Monday, 10 May 2004, both days inclusive, during which period no transfer of shares will be effected.

(ii) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(iii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(iv) Pursuant to Article 75 of the New Articles of Association of the Company, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the Chairman of the meeting; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The results of the poll will be published in the local newspapers and on the websites of the Company and The Stock Exchange of Hong Kong Limited on the business day following the above meeting.

(v) Concerning item 3 above, Messrs Larry Yung Chi Kin, Peter Lee Chung Hing, Norman Yuen Kee Tong, Liu Jifu and Willie Chang shall retire by rotation in the Annual General Meeting pursuant to Article 104(A) of the New Articles of Association of the Company and they, all being eligible, shall offer themselves for re-election. The biographical details and interests in the securities of the Company of all the Executive Directors and Non-executive Directors to be re-elected at the above meeting are provided in the sections of "Directors and Senior Managers" and "Directors' Report" respectively in the 2003 Annual Report of the Company.

9 作為特別事項考慮下列決議案為普通決議案：

「**動議**倘若本會議通告第(7)及(8)項決議案獲得通過，本公司根據第(8)項決議案所購買或以其他方式收購之股份總面額將會加入根據第(7)項決議案可增發股份總面額內。」

承董事會命
曹敏慧 *公司秘書*
香港，二零零四年三月十八日

註冊辦事處：
香港中環添美道一號
中信大廈三十二樓

附註：

(i) 本公司將於二零零四年五月四日（星期二）至二零零四年五月十日（星期一）（首尾兩天包括在內）之期間內暫停辦理股份過戶登記手續。

(ii) 有權出席上述大會並於會上投票之股東均有權委任一位代表代其出席並於以股數表決時代其投票。受委代表毋須為本公司股東。

(iii) 代表委任表格連同簽署人之授權書或其他授權文件（如有此等文件）或由公證人簽署證明之此等文件副本，最遲須於該表格內指定之人士擬投票之大會或續會或以股數表決（視情況而定）之舉行時間四十八小時前送達本公司註冊辦事處，方為有效。

(iv) 根據本公司新組織章程細則第75條，於任何股東大會提呈投票之決議案須先以舉手方式表決，惟下列人士在宣佈舉手表決結果之前或當時，或撤銷任何其他股數投票方式表決要求時要求以股數投票方式表決除外：

(a) 股東大會主席；或

(b) 最少三名親身出席之股東或當時有權於會上投票之受委代表；或

(c) 任何親身或委派代表出席之一名或以上股東，且擁有不少於所有有權在會上投票之所有股東之總投票權十分之一；或

(d) 親身或委派代表出席之一名或以上股東，其於本公司持有獲賦予權利在會上投票之已繳足股份總數不少於獲賦予該權利之所有已繳足股份總數十分之一。

以股數投票方式表決結果將於緊接上述會議結束後之營業日刊載於本地各大報章、本公司及香港聯合交易所有限公司之網頁。

(v) 就上述第3項而言，榮智健先生、李松興先生、阮紀堂先生、劉基輔先生及張偉立先生須根據本公司之新組織章程細則第104(A)條之規定於股東週年大會上輪值告退。所有輪值告退之董事均合符資格膺選連任。所有將於上述大會膺選連任之執行董事及非執行董事之個人資料簡介及彼等於本公司證券擁有之權益，分別載於本公司二零零三年年報內「董事及高級經理」與「董事會報告」兩節。

(vi) Concerning item 5 above, in view of the directors' workload and responsibilities, it is proposed to increase the directors' fees from HK$120,000 per annum for Chairman and HK$100,000 per annum for the other Directors to HK$150,000 per annum for each of the Directors of the Company.

In addition, as a result of the increasing part non-executive directors play in the good governance of listed companies, the Company proposes to move towards adopting a more transparent approach for determining the remuneration of Board Committee members. Thus, the levels of remuneration payable to Non-executive Directors serving on the Board Committees of the Company are proposed to members for approval.

(vii) The Companies (Amendment) Ordinance 2003 (the "Amendment Ordinance") has come into operation on 13 February 2004 and The Stock Exchange of Hong Kong Limited has announced amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") which include, among other things, amendments to Appendix 3 of the Listing Rules that will come into effect on 31 March 2004. Appendix 3 of the Listing Rules sets out the provisions with which a listed company's articles of association should conform.

In order to make the Company's New Articles of Association consistent with the Amendment Ordinance and the amended Appendix 3 of the Listing Rules, a special resolution to modify various Articles in the Company's New Articles of Association is proposed under item 6.

(viii) Concerning item 7 above, the approval is being sought from members for a general mandate to authorise allotment of shares under Section 57B of the Companies Ordinance and the Listing Rules, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any shares of the Company up to twenty per cent of the issued share capital of the Company. The Directors wish to state that they have no immediate plans to issue shares in the Company.

(ix) Concerning item 8 above, the approval is being sought from members for a general mandate to repurchase shares in the Company, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any shares in the Company up to ten per cent of the issued share capital of the Company.

(x) Concerning item 9 above, the approval is being sought from members to extend the general mandate to allot shares by adding repurchased securities to the twenty per cent general mandate.

(vi) 就上述第5項而言，基於董事之工作量及職責，建議提高彼等之董事袍金，分別由主席每年港幣120,000元及其他董事每年港幣100,000元調高至本公司每名董事每年港幣150,000元。

此外，由於非執行董事在維持上市公司良好企業管治方面的責任日益增加，本公司建議採納透明度更高之方法，以釐定董事委員會成員之酬金。因此，本公司向股東提呈批准向參與本公司董事委員會之非執行董事支付之酬金水平。

(vii) 二零零三年公司(修訂)條例(「修訂條例」)已於二零零四年二月十三日生效，而香港聯合交易所有限公司亦宣佈修訂其證券上市規則(「上市規則」)，其中包括將於二零零四年三月三十一日生效之上市規則附錄三之修訂。上市規則附錄三載有上市公司組織章程細則須遵循之條文。

為致使本公司新組織章程細則與修訂條例及經修訂之上市規則附錄三內容一致，本公司於第6項特別決議案動議修訂本公司新組織章程細則多項細則。

(viii) 就上述第7項而言，本公司現正尋求股東授予一般授權，以便根據公司條例第57B條及上市規則之規定配發股份，賦予董事會靈活性及酌情權，在適當之情況下發行最多佔本公司已發行股本20%之本公司任何股份，董事會擬表明彼等暫無計劃發行本公司之股份。

(ix) 就上述第8項而言，本公司現正尋求股東授予一般授權，以賦予董事會靈活性及酌情權，確保在購回本公司任何股份高達本公司已發行股本10%乃屬適當之情況下購回本公司之股份。

(x) 就上述第9項而言，本公司現正尋求股東批准擴大一般授權以配發股份，將購回之證券加於20%之一般授權。

Form of Proxy for Annual General Meeting

I/We,[1] ____

____

of ____

____

being the registered holder(s) of ____________ shares[2] of HK$0.40 each in the capital of CITIC Pacific Ltd (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or[3] ____________________

____

of ____

____

as my/our proxy to vote and act for me/us at the Annual General Meeting (and at any adjournment thereof) of the Company to be held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Monday, 10 May 2004 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the Resolutions set out in the Notice convening the said meeting and at such meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below.[4]

Resolutions

ORDINARY BUSINESS	FOR	AGAINST
1 To adopt the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2003	☐	☐
2 To declare a final dividend for the year ended 31 December 2003	☐	☐
3 To re-elect the following retiring Directors:		
a) Mr Larry Yung Chi Kin	☐	☐
b) Mr Peter Lee Chung Hing	☐	☐
c) Mr Norman Yuen Kee Tong	☐	☐
d) Mr Liu Jifu	☐	☐
e) Mr Willie Chang	☐	☐
4 To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorise the Board of Directors to fix their remuneration	☐	☐
SPECIAL BUSINESS		
5 a) To fix the director's fee at HK$150,000 per annum	☐	☐
b) • To pay additional remuneration of HK$100,000 per annum to each Audit Committee member	☐	☐
• To pay additional remuneration of HK$50,000 per annum to each Remuneration Committee member	☐	☐

	FOR	AGAINST
6 To amend the New Articles of Association of the Company	☐	☐
7 To grant a general mandate to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution	☐	☐
8 To grant a general mandate to the Directors to purchase or otherwise acquire shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution	☐	☐
9 To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (8) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (7)	☐	☐

Dated this ____________ day of ____________ 2004

Signed ____

Notes

1. *Full name(s) and address(es) to be inserted in* BLOCK CAPITALS.
2. *Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).*
3. *If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided.* ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". *Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.*
5. *This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.*
6. *In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.*
7. *To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong not less than 48 hours before the time for the holding of the Meeting.*
8. *The proxy need not be a member of the Company but must attend the Meeting in person to represent you.*
9. *Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.*

股東週年大會之代表委任表格

本人/吾等 *(註一)* ______________________

地址為 ______________________

____

為中信泰富有限公司 (「本公司」) 之股本中每股面值港幣0.40元之股份__________股 *(註二)* 之登記持有人，**茲委任大會主席**，或 *(註三)* ______________________

地址為 ______________________

____

為本人/吾等之代表，代表本人/吾等出席本公司於二零零四年五月十日星期一上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之本公司股東週年大會(及其任何續會)，藉以考慮並酌情通過召開上述大會之通告所載之決議案；及在該大會(及其任何續會)上就下列決議案以本人/吾等之名義代表本人/吾等如下所示投票 *(註四)*。

決議案

普通事項	贊成	反對
1 採納截至二零零三年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告。	☐	☐
2 宣派截至二零零三年十二月三十一日止年度之末期股息。	☐	☐
3 重選下列退任董事：		
a) 榮智健先生	☐	☐
b) 李松興先生	☐	☐
c) 阮紀堂先生	☐	☐
d) 劉基輔先生	☐	☐
e) 張偉立先生	☐	☐
4 再續委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐定其酬金。	☐	☐
特別事項		
5 a) 訂定每名董事之董事袍金為每年港幣150,000元	☐	☐
b) • 支付每年港幣100,000元之額外酬金予每名審核委員會委員	☐	☐
• 支付每年港幣50,000元之額外酬金予每名薪酬委員會委員	☐	☐

	贊成	反對
6 修訂本公司之新組織章程細則	☐	☐
7 授予董事會一般授權以發行及處理不超過本公司在本決議案之日已發行股本20%之額外股份。	☐	☐
8 授予董事會一般授權以購買或以其他方式收購不超過本公司在本決議案之日已發行股本10%之本公司股份。	☐	☐
9 公司根據第(8)項決議案所購買或以其他方式收購的股份總面額，將加入根據第(7)項決議案可增發股份的總面額內。	☐	☐

日期：二零零四年 __________ 月 __________ 日

簽署 ______________________

附註

1 *請用**正楷**填寫全名及地址。*

2 *請填上以 閣下名義登記之股份數目。倘並無填上數目，則本表格將被視為代表所有以 閣下名義登記之本公司股份。*

3 *如擬委派大會主席以外之人士為代表，請將「大會主席，或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。**代表委任表格之每項更改，均須由簽署人簡簽示可。***

4 ***重要提示： 閣下如欲投票贊成決議案，請在「贊成」欄內加「✓」號。 閣下如欲投票反對決議案，請在「反對」欄內填上「✓」號。**若無作出任何指示，則受委代表可自行酌情投票。 閣下之代表亦將有權就大會通告所載以外惟於會上依循適當途徑提呈大會之決議案，自行酌情投票。*

5 *本表格必須由 閣下或 閣下之正式書面授權之人士親筆簽署；倘為公司，則表格必須蓋上公司印鑑，或經由公司負責人或正式授權人簽署。*

6 *聯名持有人方面，如排名首位之持有人已投票，不論其為親自或委派代表投票，其他聯名持有人概不得投票。排名先後將根據本公司股東名冊內有關聯名持有人之排名次序而定。*

7 *本表格連同簽署人之授權書(如有)或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於召開大會不少於48小時前交回本公司之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓，方為有效。*

8 *代表毋須為本公司股東，惟必須親自出席會議以代表 閣下。*

9 *閣下填妥及交回代表委任表格後，仍可親自出席股東週年大會並於會上投票。*

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

13 April 2004

To the Shareholders

Dear Sir or Madam,

CITIC PACIFIC LIMITED (THE "COMPANY")
(i) SUMMARY FINANCIAL REPORT
(ii) WEBSITE VERSION OPTION OF THE ANNUAL REPORT AND ACCOUNTS, SUMMARY FINANCIAL REPORT AND INTERIM REPORT

OPTIONS OF CORPORATE COMMUNICATIONS FROM THE COMPANY

We would like to bring your attention to two important options which you may choose for corporate communications from the Company.

Legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Articles of Association of the Company enable the Company to offer shareholders (i) the choice to receive a summary financial report (the "Summary Financial Report") in place of the Annual Report and Accounts (the "Full Annual Report") and (ii) the choice to rely on the versions of the Summary Financial Report and the Full Annual Report and interim report of the Company that will be published on the website of the Company rather than receiving a printed copy of either document.

SUMMARY FINANCIAL REPORT

You may choose the level of information that suits you from options (a) or (b) below:-

(a) the Full Annual Report containing all the statutory information required by legislation; or

(b) the Summary Financial Report containing all the information and particulars contained on the face of the balance sheet and profit and loss account of the Group, together with key information from the Full Annual Report. The Summary Financial Report only gives a summary of the information and particulars contained in the Full Annual Report from which it is derived.

Under the legislation, you may send a notice to the Company in the form of the enclosed reply slip indicating whether you wish and agree to select one of the options given to you in the reply slip.

If you take no action, we will send you the Summary Financial Report instead of the Full Annual Report for the purposes of the 2005 annual general meeting and subsequent general meetings of the Company. However, if you so wish, you can still obtain the Full Annual Report of the Company by writing to the Company's Share Registrars.

CITIC Pacific Ltd. 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Website: www.citicpacific.com

WEBSITE VERSION OPTION OF THE FULL ANNUAL REPORT, SUMMARY FINANCIAL REPORT AND INTERIM REPORT

In addition, the Summary Financial Report, Full Annual Report and interim report of the Company would be posted to the Company's website (http://www.citicpacific.com) on or before their respective date of dispatch.

You may choose to rely on the versions posted on the website of the Company instead of being sent a printed copy of either document (the "Website Version Option"). If you choose this option, and provide us with your email address by completing the enclosed reply slip, you will be notified by email on the day the aforesaid documents are published on our website. Please note that if you choose this option but do not provide us with your email address, the aforesaid documents will be accessible by you through our website, but you will not be expressly notified as and when they are published.

We encourage you to take advantage of the Website Version Option as we believe for many shareholders it is a more convenient and prompt method of communication. The Company wishes to be more environmental friendly in conducting its businesses and believes that the website option to the shareholders will help to reduce consumption of the world's natural resources and save printing and mailing costs for the Company.

The Website Version Option is entirely voluntary. **If you wish to continue receiving the Company's Summary Financial Report/Full Annual Report and interim report in printed form, you need not complete the section headed "Website Version Option" in the reply slip enclosed.**

HOW TO COMPLETE AND RETURN YOUR REPLY SLIP

Please tick the appropriate box and sign and return the reply slip in the envelope provided to the Share Registrars of CITIC Pacific Limited, Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 30 May 2004. You may return the reply slip to Tengis Limited by post or hand delivery. If your registered address is in Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your reply slip. Otherwise, please affix an appropriate stamp.

Unless and until you inform the Company otherwise in accordance with legislation, your reply slip will apply to documents to be sent to you for the purposes of the 2005 annual general meeting and subsequent general meetings of the Company and future interim reports. If you take no action, we will send you the Summary Financial Report instead of the Full Annual Report.

Please note that you have the right to change your choice, at any time by reasonable notice in writing served on Tengis Limited, as to whether you wish to receive the Summary Financial Report or the Full Annual Report and to receive such report(s) and accounts in printed form or to rely on the versions of such document(s) posted to the Company's website.

In addition, if you choose the Website Version Option but for any reason have difficulty in receiving or gaining access to the document, you will promptly upon request be sent the printed forms of the Summary Financial Report/Full Annual Report or interim report, as the case may be, free of charge.

If you have any queries relating to this letter, please call the enquiry hotline at 2980 1333.

Yours faithfully
For and on behalf of
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Encl.

選擇依賴登載於網站上之整份年報、財務摘要報告及中期報告

此外，本公司之財務摘要報告、整份年報及中期報告將於其各自寄發日期或之前，在本公司之網站(http://www.citicpacific.com)上登載。

閣下可選擇依賴本公司在網站上登載之此等文件而不收取有關文件之印刷本(「網站版選擇」)。倘 閣下選擇此項收取方式並在隨附回條註明電郵地址，則當所述文件登載網站當日，本公司均會以電子郵件通知 閣下。務請注意，倘選擇此項收取方式而未有提供電郵地址， 閣下仍可透過本公司網站瀏覽所述文件，惟不會於所述文件登載當日獲發個別通知。

本公司誠意鼓勵 閣下善用網站版選擇，此乃基於本公司深信，對大部份股東而言，此實為更便捷之通訊方法。本公司擬採取較環保之態度處理其業務，且深信讓股東選擇網站版，有助減少浪費地球之天然資源，亦可令本公司節省印刷及郵寄費用。

網站版選擇純屬自願性選擇。**倘 閣下欲繼續收取本公司之財務摘要報告／整份年報及中期報告之印刷本，則 閣下毋須填寫隨附回條內「網站版選擇」一節。**

填寫及交回回條之方法

請於適當欄內加上「✓」號，並將填妥之回條放入隨附之回郵信封，於二零零四年五月三十日前將回條交回中信泰富有限公司之股份過戶登記處登捷時有限公司(地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下)。 閣下可以郵寄方式或親自將回條交回登捷時有限公司。倘 閣下之登記地址位於香港，則毋須於寄交回條時貼上郵票。若於海外區域，則請貼上適當郵票。

除非及直至 閣下根據法例另行通知本公司，否則 閣下之回條將適用於本公司就二零零五年股東週年大會及其後股東大會而寄發予股東之文件及往後之中期報告。倘 閣下並無採取任何行動，則本公司將寄發財務摘要報告而非整份年報予 閣下。

務請注意， 閣下有權隨時向登捷時有限公司發出合理之書面通知，以改變 閣下就收取財務摘要報告或整份年報，及收取有關報告及賬目之印刷本或依賴本公司在網站上登載之文件而作出之選擇。

此外，倘 閣下選擇網站版選擇，惟基於任何原因而未能取得或登入瀏覽有關文件，則 閣下可即時要求本公司免費寄發財務摘要報告／整份年報或中期報告(視情況而定)之印刷本。

閣下對本函件如有任何疑問，請致電查詢熱線：2980 1333。

此 致

列位股東 *台照*

代表**中信泰富有限公司**
公司秘書
曹敏慧
謹啟
隨函

二零零四年四月十三日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

敬啓者：

中信泰富有限公司(「本公司」)
(i) 財務摘要報告
(ii) 選擇收取網站版之年報及賬目、財務摘要報告及中期報告

收取本公司之公司通訊之選擇

本公司謹請 閣下垂注， 閣下收取本公司之公司通訊，現有兩種重要選擇。

根據法例及香港聯合交易所有限公司證券上市規則，以及本公司之組織章程細則，本公司現可讓股東(i)選擇收取財務摘要報告(「財務摘要報告」)以代替年報及賬目(「整份年報」)及(ii)選擇依賴在本公司之網站上登載之財務摘要報告、整份年報及中期報告，而不收取有關文件之印刷本。

財務摘要報告

閣下可在下列(a)或(b)選項選擇 閣下所需之資料：－

(a) 整份年報：載有法例所規定之所有法定資料；或

(b) 財務摘要報告：載有本集團資產負債表及損益賬之資料及詳情，以及摘錄自整份年報之重要資料。財務摘要報告取材於整份年報，是整份年報所載資料及詳情之概要。

根據法例， 閣下可交回隨附之回條予本公司，表示 閣下希望並同意選擇回條所列之其中一種選項。

倘 閣下並無採取任何行動，則本公司將就二零零五年股東週年大會及其後股東大會寄發財務摘要報告而非整份年報予 閣下。然而， 閣下仍可致函本公司之股份過戶登記處，以索取本公司之整份年報。

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓
電話：2820 2111 圖文傳真：2877 2771 電子郵件：contact@citicpacific.com 網址：www.citicpacific.com

REPLY SLIP

To: CITIC Pacific Limited (the "Company")
c/o Tengis Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

1. SUMMARY FINANCIAL REPORT AND FULL ANNUAL REPORT

Please tick one box under this section.

☐ I/We would like to receive the Summary Financial Report instead of the Full Annual Report for the financial year ending 31 December 2004 and future years.

☐ I/We would like to receive the Full Annual Report for the financial year ending 31 December 2004 and future years.

2. WEBSITE VERSION OPTION

If you wish to continue receiving the Company's Summary Financial Report/Full Annual Report and interim report in printed form, you need not complete this section.

If you wish to rely on the website version, please tick one box under this section.

☐ I/We would like to rely on versions posted on the website of the Company in lieu of the printed copies of the Full Annual Report/Summary Financial Report and Interim Report and to receive notification by email of the publication of those documents on the website and other related matters.

Email Address : ______________________________

☐ I/We would like to rely on versions posted on the website of the Company in lieu of the printed copies of the Full Annual Report/Summary Financial Report and Interim Report and I/we do not wish to be notified of the publication of the documents on the website and other related matters.

Name of Registered Shareholder: ______________________________

Signature: ______________________________

Date: ______________________________

Contact telephone number: ______________________________

回 條

致：　中信泰富有限公司（「本公司」）
由登捷時有限公司轉交本公司
香港
灣仔告士打道五十六號
東亞銀行港灣中心地下

1.　財務摘要報告及整份年報

請於本節其中一欄加上「✓」號。

☐　本人／吾等欲收取截至二零零四年十二月三十一日止財政年度及其後年度之財務摘要報告以代替期間之整份年報。

☐　本人／吾等欲收取截至二零零四年十二月三十一日止財政年度及其後年度之整份年報。

2.　網站版選擇

倘　閣下欲繼續收取本公司之財務摘要報告／整份年報及中期報告之印刷本，則　閣下毋須填寫本節。

倘　閣下欲依賴有關文件之網站版，請於本節其中一欄加上「✓」號。

☐　本人／吾等欲依賴本公司網站上登載之整份年報／財務摘要報告及中期報告，而不收取有關文件之印刷本及以電子郵件收取本公司在網站上登載有關文件及其他有關事宜而發出之通知。

電郵地址：________________________________

☐　本人／吾等欲依賴本公司網站上登載之整份年報／財務摘要報告及中期報告，而不收取有關文件之印刷本及本公司不須就網站上登載有關文件及其他有關事宜而通知本人／吾等。

登記股東姓名：________________________________

簽署：________________________________

日期：________________________________

聯絡電話號碼：________________________________